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As confidentially submitted with the U.S. Securities and Exchange Commission on August 24, 2022

This draft registration statement has not been publicly filed with the U.S. Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Confidential Draft Submission No. 4

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

MN8 Energy, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware	4931	87-4650748
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)

1155 Avenue of the Americas, 27th Floor New York, NY 10036 (212) 902-8890

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of registrant’s principal executive offices)

Jon Yoder

President and Chief Executive Officer 1155 Avenue of the Americas, 27th Floor New York, NY 10036 (212) 902-8890

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Douglas E. McWilliams Sarah K. Morgan Vinson & Elkins L.L.P. 845 Texas Avenue Houston, TX 77002 (713) 758-2222	Gregory P. Rodgers Brittany D. Ruiz Latham & Watkins LLP 1271 Avenue of the Americas New York, NY 10020 (212) 906-1200

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

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The information contained in this preliminary prospectus is not complete and may be changed. No securities may be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities, in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated                     , 2022

                    Shares

MN8 Energy, Inc.

Common Stock

This is an initial public offering of                 shares of common stock of MN8 Energy, Inc.

Prior to this offering, there has been no public market for shares of our common stock. It is currently estimated that the initial public offering price per share will be between $        and $        . We intend to list our common stock on the New York Stock Exchange (the “NYSE”) under the symbol “MNX”.

See “Risk Factors” beginning on page 31 to read about risks you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount	$	$
Proceeds, before expenses, to us	$	$

(1)	See the section titled “Underwriting (Conflicts of Interest)” for additional information regarding compensation payable to the underwriters.

To the extent that the underwriters sell more than                    shares of common stock, the underwriters have a 30-day option to purchase up to an additional                    shares of common stock from us at the public offering price less underwriting discounts and commissions.

The underwriters expect to deliver the shares of common stock against payment therefor on or about                    , 2022.

Book-Running Managers

Goldman Sachs & Co. LLC	BofA Securities	J.P. Morgan	HSBC	Wells Fargo Securities

Jefferies	Wolfe | Nomura Alliance

Co-Managers

Cowen	KeyBanc Capital Markets	CIBC Capital Markets	PNC Capital Markets LLC

Prospectus dated                , 2022

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Prospectus

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by us or on behalf of us or the information which we have referred you. Neither we nor the underwriters have authorized anyone to provide you with information different from that contained in this prospectus and any free writing prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. Please see “Risk Factors” and “Cautionary Language Regarding Forward-Looking Statements.”

Through and including                     , 2022 (the 25th day after the date of this prospectus), all dealers effecting transactions in our shares, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

i

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BASIS OF PRESENTATION

Unless otherwise indicated, the historical financial and operating information presented in this prospectus is that of MN8 Energy LLC (f/k/a Goldman Sachs Renewable Power LLC), our “predecessor” for financial reporting purposes, and its subsidiaries. Prior to the closing of this offering, MN8 Energy LLC will become a wholly owned subsidiary of MN8 Energy, Inc., a newly incorporated Delaware corporation formed for the purpose of effectuating this offering and the transactions related thereto.

All existing holders of limited liability company interests of MN8 Energy LLC will become holders of shares of common stock of MN8 Energy, Inc., as described under the heading “Internalization Transaction and Corporate Reorganization.” In this prospectus, we refer to the merger of MergerCo, a wholly owned subsidiary of MN8 Energy, Inc. into MN8 Energy LLC, with MN8 Energy LLC surviving such merger as a wholly owned subsidiary of MN8 Energy, Inc., as the “Merger”, to the exchange by an affiliate of GSAM (as defined herein) of an incentive interest in the nature of a profits interest in OpCo (as defined herein) for shares of common stock of MN8 Energy, Inc. in connection with the Merger as the “Special Interest Exchange”, and to the Merger and Special Interest Exchange and all related transactions as the “Corporate Reorganization”. We expect that the Corporate Reorganization will not have a material effect on our consolidated financial statements.

Unless otherwise indicated, references in this prospectus to our financial information on a “pro forma basis” refer to the historical financial information of MN8 Energy LLC, as adjusted to give pro forma effect to (i) the Internalization Transaction (as defined herein), (ii) the Corporate Reorganization and (iii) this offering and the application of the net proceeds from this offering as if they had been completed as of January 1, 2021, in the case of statement of operations data, or June 30, 2022, in the case of balance sheet data. References in this prospectus to our financial or operating information “as adjusted for the NES Acquisition” or similar such phrasing refers to the financial or operating information of us or our Predecessor, as applicable, adjusted to give effect to the NES Acquisition and/or the financing therefor as if such transactions had been completed as of June 30, 2022.

For historical non-controlling interests associated with OpCo, net income was allocated in the consolidated statements of members’ equity first in an amount equal to the OpCo Incentive Allocation (as defined herein) held by GSAM that was earned during the reporting period, with the remaining income allocated using the profit and loss percentages contained in the OpCo LLC Agreement (as defined herein). The non-controlling interest associated with OpCo is expected to be eliminated in connection with the Corporate Reorganization. For additional information regarding the OpCo Incentive Allocation and the transactions pursuant to which it was eliminated, see the section of this prospectus titled “Internalization Transaction and Corporate Reorganization.”

The financial information and certain other information presented in this prospectus have been rounded to the nearest whole number or the nearest decimal. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column in certain tables in this prospectus. In addition, certain percentages presented in this prospectus reflect calculations based upon the underlying information prior to rounding and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers or may not sum due to rounding.

MARKET AND INDUSTRY DATA

Certain market and industry data and forecasts used in this prospectus have been obtained from the following independent industry publications or reports: BloombergNEF, International Council on

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Clean Transportation, RE100, S&P Global Market Intelligence, Solar Energy Industries Association, Target Sustainability Strategy and Wood Mackenzie.

Some market data and statistical information contained in this prospectus are also based on management’s estimates and calculations, which are derived from our review and interpretation of publicly available industry publications, our internal research and our knowledge of the markets in which we currently, and will in the future, operate. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such information. Although we believe these third-party sources to be reliable, we have not independently verified the data obtained from these sources and we cannot assure you of the accuracy or completeness of the data. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this prospectus. Statements as to our market position are based on market data currently available to us, as well as management’s estimates and assumptions regarding the size of our markets within our industry. While we are not aware of any misstatements regarding our industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the headings “Risk Factors” and “Cautionary Language Regarding Forward-Looking Statements” in this prospectus. Neither we nor the underwriters can guarantee the accuracy or completeness of such information contained in this prospectus.

TRADEMARKS AND TRADE NAMES

We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our business. This prospectus may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks, trade names or products in this prospectus is not intended to, and does not imply a relationship with, or endorsement or sponsorship by us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks, service marks and trade names.

CERTAIN DEFINITIONS

As used in this prospectus, unless the context otherwise requires the terms “we,” “us,” “our,” the “company” and like terms refer (i) prior to the Corporate Reorganization, to MN8 Energy LLC, our predecessor for financial reporting purposes, and (ii) subsequent to the Corporate Reorganization, to MN8 Energy, Inc., of which MN8 Energy LLC will at such time be a wholly owned subsidiary. In addition, the terms below that are used frequently in this prospectus have the following meanings:

•	“BNEF” refers to the BloombergNEF;

•

“C&I” refers to commercial and industrial solar energy and energy storage projects with a generating capacity of between one and fifty megawatts which can either serve our customers on-site (also referred to as “behind the meter”) or deliver electricity to the grid. C&I is also referred to throughout this prospectus as “distributed generation” and “middle-market”;

•	“CAISO” refers to California Independent System Operator;

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•	“CCA” refers to a community choice aggregation program;

•	“CCGT” refers to combined cycle gas turbines;

•	“CCUS” refers to carbon capture, utilization, and sequestration;

•	“CERCLA” refers to the Comprehensive Environmental Response, Compensation, and Liability Act;

•	“Code” refers to the Internal Revenue Code of 1986, as amended;

•	“Corporate Reorganization” refers to the Merger, the Special Interest Exchange and all related transactions;

•	“COVID-19” refers to the novel coronavirus (2019-nCoV);

•

“Curtailment” refers to the reduction of output of a project below what it could have otherwise produced by its off-taker, interconnecting transmission owner, or regional transmission organization, or ISO. A project’s delivery of electricity may be subject to curtailment or other restrictions for various reasons, including for system maintenance or reliability and stability purposes, over-generation, or due to transmission limitations, congestion, emergencies, or force majeure circumstances. Curtailment may be compensated in certain circumstances under a project’s PPA and may be uncompensated in other circumstances;

•	“CWA” refers to the Clean Water Act;

•	“DSW” refers to Desert Southwest;

•	“EHS” refers to environmental, health and safety;

•	“EIA” refers to United States Energy Information Administration;

•	“ERISA” refers to Title I of the Employee Retirement Income Security Act of 1974, as amended;

•	“ESPs” refers to energy service providers;

•

“Executive officers” or our “officers” refers to our executive officers following the Internalization Transaction, who, prior to the Internalization Transaction, provided their services to us under the terms of the Management Services Agreement with Goldman Sachs Asset Management, L.P.;

•	“Existing Owners” refers to the existing holders of limited liability company interests of MN8 Energy LLC, including GSAM;

•	“FATCA” refers to the Foreign Account Tax Compliance Act;

•	“FERC” refers to the Federal Energy Regulatory Commission;

•	“Fleet” refers to the operating projects or projects under construction that we own and excludes projects in our development pipeline;

•	“GHG” refers to greenhouse gas;

•	“GS” refers to Goldman Sachs Group;

•	“GSAM” refers to Goldman Sachs Asset Management, L.P. and its affiliates, including the Special Interest Member;

•	“GW” refers to gigawatt, or one billion watts of electric capacity;

•	“GWh” refers to gigawatt hour, a measure of electric output equivalent to one billion watts generated per hour;

•	“HLBV” refers to hypothetical liquidation at book value;

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•	“Hoshine” refers to Hoshine Silicon Industry Co. Ltd.;

•	“ITC” refers to the investment tax credit under Section 48(a) and 48(Y) of the Code;

•	“IOUs” refers to Investor-Owned Utilities;

•	“ISO-NE” refers to ISO-New England;

•	“kWh” refers to kilowatt hours, a measure of electric output equivalent to one thousand watts generated per hour;

•	“LCOE” refers to BNEF’s global Levelized Cost of Electricity benchmark for solar projects;

•	“LIBOR” refers to London Interbank Offered Rate;

•

“Merger” refers to the merger of MergerCo, a wholly owned subsidiary of MN8 Energy, Inc. into MN8 Energy LLC, with MN8 Energy LLC surviving such merger as a wholly owned subsidiary of MN8 Energy, Inc.;

•	“MN8 Energy” refers to MN8 Energy, Inc., issuer of the common stock offered hereby;

•	“MN8 Energy LLC” refers MN8 Energy LLC (f/k/a Goldman Sachs Renewable Power LLC);

•	“MW” refers to megawatts, or one million watts of electric capacity;

•	“MWh” refers to megawatt hours, a measure of electric output equivalent to one million watts generated per hour;

•	“NEPA” refers to the U.S. National Environmental Policy Act;

•	“NES Acquisition” refers to the pending acquisition of a portfolio of solar assets from an affiliate of New Energy Solar, as further described in “Prospectus Summary—Pending NES Acquisition”;

•	“O&M” refers to operations and maintenance;

•	“OpCo” refers to MN8 Energy Operating Company LLC (f/k/a Goldman Sachs Renewable Power Operating Company LLC), our subsidiary through which we currently operate our business and assets;

•

“OpCo Incentive Allocation” refers to the Special Interest Member’s right to receive incentive distributions from OpCo that equate to a percentage of Core Operating Profit, as further described in “Certain Relationships and Related Party Transactions—OpCo LLC Agreement”;

•	“OpCo LLC Agreement” refers to the Second Amended and Restated Limited Liability Company Agreement of OpCo, dated August 4, 2022;

•	“Operating projects” refers to solar energy and energy storage systems that have reached commercial operations and are producing and/or storing electricity;

•	“OSHA” refers to Occupational Safety and Health Act, as amended;

•	“PJM” refers to PJM Interconnection;

•

“PPA” refers to power purchase agreements, the contracts pursuant to which we sell electricity to customers. We refer to solar energy and/or energy storage systems that have signed PPAs as “contracted” and solar energy and/or energy storage systems without signed PPAs as “uncontracted”;

•	“Predecessor” or “our predecessor” refers to MN8 Energy LLC (f/k/a Goldman Sachs Renewable Power LLC), our predecessor for financial reporting purposes;

•

“Projects in our development pipeline” or our “pipeline” refer to those solar energy and energy storage projects that we own or have entered into a binding agreement to acquire, which have land rights for the project site or have signed or filed for an interconnection agreement, or both, but are neither in operation nor under construction;

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•	“Projects under construction” refer to solar energy and energy storage systems where we have begun construction but have not yet reached commercial operations;

•	“PTC” refers to the production tax credit under Section 45 and 45(D) of the Code;

•	“PV” refers to photovoltaic;

•	“QBI” refers to Quality Business Intelligence;

•	“RECs” refers to renewable energy certificates or credits, which are renewable energy attributes that are created under the laws of individual states of the United States;

•	“RPS” refers to Renewable Portfolio Standards;

•	“SEIA” refers to the Solar Energy Industries Association;

•	“SP-15” refers to the Southern California market;

•

“Special Interest” refers to the incentive interest in the nature of a profits interest in OpCo, which includes the OpCo Incentive Allocation prior to its termination in connection with the closing of the Internalization Transaction;

•	“Special Interest Exchange” refers to the exchange by the Special Interest Member of the Special Interest for shares of MN8 Energy common stock in connection with the Corporate Reorganization;

•	“SREC” refers to solar renewable energy certificates or credits, which are renewable energy attributes that are created under the laws of individual states of the United States;

•	“TWh” refers to terawatt hours, a measure of electric output equivalent to one trillion watts generated per hour;

•	“UBTI” refers to “unrelated business taxable income”;

•	“Uplift” refers to the year-over-year increase in the MWh produced by a solar energy or energy storage system relative to its MWh production prior to repair, enhancement or other improvement;

•	“Utility-scale” refers to utility-scale solar energy and energy storage systems with a generating capacity of over fifty megawatts that deliver energy to the grid;

•	“U.S.” refers to the United States or the United States of America;

•	“UC Regents” refers to the Regents of the University of California;

•	“USRPHC” refers to a United States real property holding corporation;

•	“VIEs” refer to variable interest entities;

•	“WAPA” refers to the Western Area Power Administration;

•	“WoodMac” refers to Wood Mackenzie, a global research consultancy business for the natural resources industry; and

•	“XUAR” refers to the Xinjiang Uyghur Autonomous Region.

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PROSPECTUS SUMMARY

This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including the sections titled “Risk Factors,” “Cautionary Language Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. The information presented in this prospectus assumes, unless otherwise indicated, that the underwriters do not exercise their option to purchase additional shares of common stock.

Company Overview

We are a renewable energy company. Our mission is to serve enterprise customers by providing the renewable energy and related services that these customers need on their journey to an electrified, decarbonized world. To achieve this mission, we generate renewable energy with our fleet of solar projects and are able to store energy in our fleet of battery projects, in each case tailored to the needs of individual enterprise customers. In 2021, we were one of the largest independent solar energy and energy storage power producers in the U.S. and one of the top 5 largest solar and storage asset owners overall in the U.S., based on the total gross capacity of our projects that were operating according to S&P Global Market Intelligence. As of June 30, 2022, our fleet was composed of over 850 projects spread across 27 states with an aggregate capacity of approximately 2.3 gigawatts (“GW”) of operating and under construction solar projects and approximately 270 megawatts (“MW”) of operating and under construction battery storage projects. We have a blue-chip set of over 200 enterprise customers, many of whom have bold decarbonization objectives, which we believe will provide us with many add-on commercial opportunities in the years to come.

2021 Top 5 U.S. Independent Solar and Storage Energy Producers by Capacity (GW)

(Includes Operating Solar Assets and Energy Storage Capacity)

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Source: MN8 Energy metrics as of December 31, 2021, other metrics from S&P Global Market Intelligence as of December 31, 2021.

(1)

Includes operating solar assets and 0.3 GWAC energy storage capacity. MN8 Energy metrics include the Slate Project. Unshaded bar consists of approximately 442 MW operating assets from the pending NES Acquisition (defined below).

(2)	Formerly Capital Dynamics.

Our Story

We were founded inside of Goldman Sachs Asset Management, L.P. in 2017. At the time, significant declines in the cost of solar modules and equipment had suddenly resulted in a new economic reality: that energy could be produced from the sun in many parts of the U.S. at the same or lower prices as energy produced from fossil fuels. Solar energy also held the distinct advantage of being able to be produced with mature technology that could be deployed in almost any location and in customized sizes. Concurrently, many leading private and public sector enterprises began setting ambitious targets for reducing their carbon emissions. We anticipated that these enterprise customers, which include corporations, federal, state and municipal entities, universities, colleges and school districts, communities (through community choice aggregation programs (“CCAs”)), and utilities, would increasingly prefer to purchase solar energy that was produced on site or in proximity to where these customers were located as a means to lower their cost of energy, meet their carbon reduction targets and exert more control over where and how their energy was being produced. We believed that this provided an opportunity for us to disrupt the energy industry by owning and operating the solar energy facilities needed to meet these customer desires.

We envisioned that over time, as technology improved and costs came down, enterprise customers would want additional renewable energy infrastructure and services, as they adjusted to an electrified, decarbonized world. For example, adding battery storage to solar projects has the potential to capture excess solar power production during daylight hours and provide customers with renewable energy during more hours of the day, as well as to provide resiliency from power outages and the ability to participate in grid services programs. At the time, we did not know when battery storage would become economically viable, but we believed that focusing on long-term contractual relationships with customers would give us the runway to capture these opportunities. Today, with the decline in the cost of battery modules, we are seeing strong customer interest in adding battery storage to solar projects. Looking into the future, we believe that many enterprise customers will soon want to add electric vehicle (“EV”) charging at their facilities as vehicle fleets convert from internal combustion engines to electric motors. We believe that our customer and project footprint is well-positioned to capture these opportunities as well.

Our Business Model

Produce long-term contracted cash flows with high credit quality enterprise customers.     Our business model is to develop, own and operate renewable energy assets that serve enterprise customers while simultaneously producing attractive cash flow for our investors by selling energy, storage and related services to high credit quality customers under long-term contracts, typically at fixed prices. The average remaining capacity-weighted life of our existing operational contracts (exclusive of our storage operations) is approximately 15 years as of the date of this prospectus. Our renewable energy generation fleet is currently comprised exclusively of solar projects. We have focused on solar because it is a mature technology that produces a much lower expected energy production volatility than other renewable energy technologies such as wind turbines. The combination of long-term, typically fixed price contracts, limited technology risk and lower energy production volatility from our generation fleet results in recurring revenue and more predictable cash flow for our investors.

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Place renewable energy assets in locations where they are likely to have long-term value.     We seek to locate our renewable energy assets in locations where we believe they will have a higher value, such as places that have higher prevailing power prices, have strong and consistent solar irradiance, offer additional revenue streams such as renewable energy credits (“RECs”) or have more barriers to operation or development of competing assets. Scaling our fleet of assets in certain desirable markets also provides us with economies of scale in those markets, including more efficient staging of spare parts to reduce project down time and better pricing and faster response times from local vendors who provide services to our fleet.

Actively manage our renewable energy assets to maximize revenue, minimize expenses and harness technological improvements.     We are intensely focused on our fleet of solar energy and energy storage systems. Our plant operations center continuously seeks to enhance revenue through proactive performance monitoring, customized preventative maintenance schedules and system design improvements, while our power markets and commodities team seek additional revenue sources, such as qualifying our assets for an additional incentive program or marketable capability. We also seek to minimize the expenses of operating our assets, such as by leveraging our increasing scale to drive better vendor pricing, utilizing the strength of our balance sheet to eliminate security deposit requirements and working with local authorities to manage property tax liabilities. In addition, we constantly scout and evaluate new or improved technologies that we can incorporate to either increase revenues or reduce expenses. For example, we have incorporated a program of periodic flyovers of our solar arrays by either planes or drones to perform thermal imaging analysis that can identify underperforming or internally damaged solar modules. With this information we can improve revenue by replacing or repairing affected solar modules. Another example is our use of improved inverter technology that allows us to perform more routine trouble shooting items remotely from our plant operations center, thereby eliminating the expense of sending a technician to the site.

Finance renewable energy assets with long-term debt designed to minimize refinancing and interest rate risk.     With long-term, fixed-price contracts and minimal technology risk, we have developed a clean and simplified approach to financing large and diversified project portfolios with primarily low-cost, long-term, fixed-rate fully amortizing debt accessed through the institutional green bond market. This approach allows for financial flexibility to incorporate tax-equity financings at the project level while also increasing debt capacity every year—with $418.3 million amortizing over the next five years. As of June 30, 2022, our total debt (excluding discounts and premiums) was $2,070.4 million. Of this amount, approximately 17.2% is project-level, fully-amortizing debt which we expect to pay off in full by 2038. To manage medium-term development and construction needs, we utilize our $500.0 million Warehouse facility that matures in 2026.

Leverage our customer relationships to provide additional renewable energy and related services as their decarbonization goals advance.     We believe that there is significant value embedded in our direct customer relationships. Customers are using renewable energy for only a fraction of their total energy needs, providing us with an opportunity to scale our relationship. We also see customers increasingly focused on the transition to EVs, and we believe this focus will continue in part due to the EV tax credits for new and used EVs contained in the Inflation Reduction Act. Additional EVs will require both additional charging infrastructure as well as increased on-site energy. We believe that many of our customers will want to use renewable energy to power their EV charging infrastructure. In many cases, the ability to store power in batteries will be helpful or required in order to provide the power needed to charge EVs and add a resiliency solution in the face of potential grid reliability issues. We believe that these trends will provide us with an opportunity to offer renewable energy, EV charging infrastructure and batteries on a bundled or individual basis to service our customers.

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Our Team

To execute our business, we have built a team composed of approximately 140 professionals by combining accomplished personnel from Goldman Sachs with extensive investment, finance and commodity expertise with seasoned personnel from the renewable energy industry with extensive expertise spanning the renewable project life-cycle, including project development, engineering and design, procurement, construction oversight, operations and maintenance (“O&M”) oversight, and asset management. We believe this combination of skill sets, drawn from world class institutions, is a key differentiator and sets the foundation for success. Our team deploys a differentiated approach to developing, owning and operating renewable projects utilizing a purpose-built, end to end software solution. At our inception, there were no third-party platforms or software packages that allowed us to track a project from origination through operation and to optimize performance. As such, we partnered with Quality Business Intelligence (“QBI”) to develop such a platform. The QBI software provides us with a data-driven operating system that improves efficiency and decision making through automation, strengthens data integrity and enhances performance by providing powerful data analytics. The skill and experience of our team, combined with the QBI operating system, has been crucial to building a robust pipeline of both development and acquisition opportunities and operating our portfolio with a high level of availability, strong performance and thoughtful expense management.

We have experienced significant growth. The chart below shows the growth of our fleet, both in total capacity and operating revenues since our inception, on an actual basis and as adjusted for the NES Acquisition.

Capacity and Operating Revenue Growth Since Inception

Note: June 30, 2022 revenues reflect trailing twelve months. Pro forma revenue includes $44.0 million of pro rata revenue related to the NES Acquisition.

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Current Operations

As of June 30, 2022, our fleet consists of approximately 2.0 GW of operating and 0.3 GW of under construction solar projects as well as approximately 270 MW of operating and 0 MW of under construction energy storage projects. The fleet is strategically located primarily in places with well established, deregulated electricity markets and having strong support for renewable energy, often through renewable power generation requirements or targets. It is also primarily located in places with high prevailing power prices and barriers to operation or development of competing assets. These barriers include limited available land for development of energy projects, limited transmission capacity or formidable regulatory hurdles. We believe that strategic locations of our fleet preserve and build long term value.

Our fleet is diversified with projects located across over 850 project sites in 27 U.S. states and anchored by long-term off-take agreements with over 200 enterprise customers. We believe that the geographic dispersion of the fleet, including scaled presences on both U.S. coasts supports more consistent financial performance by reducing the impact of adverse regional weather patterns and natural disaster events. It also reduces the impact of adverse regulatory or market changes made by a particular state or regional transmission organization. Our large roster of enterprise customers is a mitigant to individual customer credit risk. The solar modules, inverters, racking and other equipment used in our fleet are also diversified by manufacturer which we believe meaningfully limits our exposure to serial manufacturing defects and design risks. We are purposeful in creating significant diversification across many metrics in an effort to produce greater financial stability with our fleet.

In originating our fleet, we are focused on the needs of our enterprise customers. We do not define our focus as “utility-scale” or “C&I” or “distributed generation” projects. Rather, we recognize that our customers have a wide range of needs including both smaller scale, on-site power generation, such as rooftop, canopy or carport projects, and larger scale, off site power generation, such as ground mounted projects covering many acres of land. As a result of our customer driven approach, our fleet comprises a wide range of sizes for customized solutions.

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The following map provides an overview of our current fleet as of June 30, 2022:

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The following pie charts provide an overview of our fleet’s customer characteristics as of June 30, 2022:

Customer Type (% by Total MW)	Customer Credit Quality (% by Total MW)	PPA Term Remaining (% by Total MW)

Note: “Shadow IG” refers to unofficial investment grade ratings that are not publicly announced. Excludes <1% of Not Rated customers. Customer credit ratings only shown for operating assets.

In addition to our current fleet, we have a large, diversified pipeline of projects in development. As of June 30, 2022, the projects in our development pipeline had an aggregate capacity of approximately 5.1 GW, which is made up of approximately 4.0 GW of solar generation projects and approximately 1.1 GW of energy storage projects. These projects are primarily located in well-established, deregulated electricity markets with strong support for renewable energy, that have characteristics similar to those of our current fleet, supporting the creation of long-term value. The projects in our pipeline are in various stages of the development process. Among our total pipeline of projects, we expect approximately 109 MW to reach Notice to Proceed (“NTP”) by December 31, 2022. These projects, along with the approximately 297 MW of solar and storage projects that are under construction as of June 30, 2022 and the Slate Project represent the primary pathway to our EBITDA growth over the next two years. The other approximately 4.9 GW of projects in our pipeline are expected to reach NTP after December 31, 2022. We are targeting commercial operation of these projects between 2023 and 2028, with up to 799 MW of projects expected to reach commercial operation in 2022 and 2023, which would result in a 31% increase in our operating and under construction MWs.

Pending NES Acquisition

On August 19, 2022, the Company entered into a membership interest purchase agreement (the “NES MIPA”) with an affiliate of New Energy Solar (“NES”) for the acquisition (the “NES Acquisition”) of a portfolio of solar assets of approximately 442 MW situated in California, Nevada, North Carolina and Oregon. During 2021, the pro rata share of revenues and operating expenses reflected by this acquisition was approximately $44 million of revenues and approximately $14 million in operating expenses, excluding depreciation and amortization expense.

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We expect the aggregate purchase price for the NES Acquisition to be approximately $245 million in cash, subject to purchase price adjustments, which we expect to fund prior to the consummation of this offering via capital contributions from the Existing Owners. The NES MIPA contains customary representations and warranties, covenants and indemnification provisions. We expect the NES Acquisition to close in the late third or early fourth quarter of 2022, subject to the satisfaction of customary closing conditions, including FERC and Hart-Scott-Rodino Antitrust Improvements Act of 1976 (“HSR”) approvals and the approval of NES’s shareholders. This offering is not conditioned on the consummation of the NES Acquisition, and the NES Acquisition is not conditioned on the consummation of this offering.

Our Market Opportunity

Today, the demand for sustainable, efficient, and reliable electricity in the U.S. continues to accelerate as governments and corporations establish renewable targets and decarbonization goals. We expect electricity generated by renewables to not only replace that generated by the burning of fossil fuels, but also to be utilized to meet growing electricity demand as transportation, heating, and cooking–all once powered primarily by fossil fuels–are electrified.

Solar is the fastest growing form of new electricity generation in the U.S. According to the Solar Energy Industries Association (“SEIA”), installed solar capacity in the U.S. has experienced an average annual growth rate of 33% in the past decade. During each of the last nine years, solar has been either the first or second source of new electric capacity additions. In 2021, 46% of all new electric capacity added to the grid came from solar, the largest such share in history and the third year in a row that solar added the most generating capacity to the grid. We believe the growth of solar installations is poised to continue. According to BloombergNEF (“BNEF”) in an October 2021 report, the U.S. had approximately 72 GW of combined utility-scale and commercial and industrial (“C&I”) solar capacity as of 2020 and capacity is expected to grow by 276 GW to approximately 350 GW, or approximately 15%, implying an approximately 15% compound annual growth rate (“CAGR”) by 2030. These new capacity additions represent the total addressable market (“TAM”) for our renewable generation business, with the charts below demonstrating the expected incremental growth in capacity expected year-over-year and the overall expected growth of our key focus areas.

2021—2030 Cumulative U.S. Utility-Scale and C&I Solar Capacity Additions (GW)

Source: BloombergNEF, first half of 2022 U.S. Renewable Energy Market Outlook.

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Growth in U.S. Total Addressable Market

(MW or Number of Chargers)

Source: BloombergNEF, first half of 2022 U.S. Renewable Energy Market Outlook, first half of 2022 Energy Storage Market Outlook; International Council on Clean Transportation, Charging up America: Addressing the Growing Need for U.S. Charging Infrastructure through 2030, as of July 2021.

National governments have encouraged the ongoing energy transition, setting ambitious climate targets and providing attractive incentives for renewable energy producers. The recently enacted Inflation Reduction Act of 2022 (the “Inflation Reduction Act”) positions the U.S. to reach net-zero emissions by no later than 2050 through a combination of investments in the domestic production of solar panels and batteries, extensions and expansions of existing tax credits and providing capital to innovative green technologies.

In particular, the Inflation Reduction Act has (i) extended the ITC for solar to at least 2032, providing significant runway and certainty on the tax incentives that will be available to our projects in the future, (ii) expanded the ITC to include stand-alone energy storage projects so that such storage projects may claim the ITC without being integrated into a solar facility, (iii) allowed solar to claim the PTC that is a production based credit that extends for 10 years following the placed-in-service date of the facility, which provides for greater flexibility for different financing structures, including having a solar plus storage project take advantage of the PTC for solar and the ITC for storage, (iv) revised tax credits for EV charging infrastructure and new EVs and introduced tax credits for used EVs and commercial EVs, and (v) introduced the concept of transferability of tax credits, providing an additional option to monetize such credits. We believe the Inflation Reduction Act will increase demand for our services due to the extensions and expansions of various tax credits that are critical for financing our business and may provide more flexibility in the various financing structures we can now use while also providing more certainty in and visibility into the supply chain for materials and components for solar and energy storage systems. However, the impact of the Inflation Reduction Act cannot be known with any certainty and we may not achieve any or all of the expected benefits of Inflation Reduction Act.

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The commercial enterprise solar market continues to be boosted by corporate clean energy and decarbonization goals. According to a Wood Mackenzie (“WoodMac”) report for SEIA, C&I renewable demand in the U.S. is expected to drive approximately 10 to 13 GW of new solar generation from 2022 through 2026.

The number of companies making commitments to clean energy has also been growing steadily, increasing the size of the market opportunity. RE100, a global initiative that brings together corporations committed to sourcing 100% of their energy needs from renewable sources by or before 2050, has grown from 13 members at the end of the year of its founding in 2014, to 378 members by August 2022, and includes a number of Fortune 500 companies that are already our customers. This organization alone represents hundreds of annual terawatt hours (“TWh”) of demand for renewable energy, and it is estimated that RE100 members’ renewable energy demand will exceed supply by as much as 248 TWh by 2030 without significant investment in additional renewable energy supply. Further, approximately 1.2% of commercial electricity demand is served by on-site solar according to SEIA, as of December 31, 2021. This shortfall, combined with low-levels of market penetration for on-site solar creates a huge opportunity for further growth in the segment.

RE100 Member Companies Cumulative Growth (number of members at year-end)

Source: RE100 as of August 2022.

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Projected Renewable Shortfall for RE100 Members

Source: BloombergNEF, Bloomberg Terminal, The Climate Group, company sustainability reports, RE100, SEIA as of December 31, 2021.

On-Site Commercial Solar Installations and Penetration Growth

Source: SEIA/Wood Mackenzie Power & Renewables U.S. Solar Market Insight, 2021 Year in Review.

Note: Excludes commercial electricity demand met by utility-scale or other off-site generation.

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As solar module prices have continued to fall, commercial solar installations have grown rapidly and have diversified to include everything from rooftop systems, solar parking canopies, and large off-site installations. Average commercial system sizes have also been growing over time, primarily driven by falling prices and more financing flexibility. With corporate renewable and decarbonization goals continuing to increase, we believe this growth in average system size is likely to continue.

In addition to the diversification in types of solar installations, enterprises are also increasingly looking for solar systems paired with battery storage. According to SEIA, by 2025, over 29% of all behind-the-meter solar systems will be paired with storage, compared to less than 11% in 2021. Larger scale solar projects are also more frequently being paired with storage, with over 45 GW of commissioned or announced projects paired with storage, representing over 50 GWh of storage capacity. In an analysis of long-term projected capacity additions through 2050 done by the U.S. Energy Information Administration (“EIA”), large-scale battery storage energy capacity is projected to grow to 235 GWh (59 GW power capacity of four-hour duration systems) by 2050, which would include 153 GWh (38 GW) of storage paired with solar. In the nearer term, BNEF expects the U.S. to add approximately 32 GW of utility-scale and approximately 1 GW of C&I storage capacity between 2021 and 2025. We consider this to be our TAM for battery storage during this time period.

2021—2025 U.S. Storage Capacity Additions (GWh)

Source: BloombergNEF, first half of 2022 Energy Storage Market Outlook.

As major auto manufacturers have committed to electrification, we believe that EV charging presents a significant opportunity to serve enterprise customers. Due to rising policy and customer support, new battery technologies and lower costs, we believe the next 20 years will bring significant changes as EVs reshape automotive and freight industries. This will also bring a substantial need for EV charging infrastructure, as fleet operators and businesses prepare for this transition. Although the EV charging market is relatively new, the significant increase in projected EV sales in the near-term illustrates the growing need for EV charging infrastructure. Prior to the modification to the new EV tax credit and the introduction of the tax credits for used EVs and commercial EVs in the Inflation Reduction Act, BNEF had estimated that by 2025, EV’s share of new passenger vehicle sales will be approximately 12.5%, compared to less than 5% in 2021. To support the additional EVs on the road, the annual investment required in EV charging infrastructure will need to increase from approximately $1 billion in 2021 to greater than $4 billion by 2030, according to the International Council on Clean Transportation. This investment will likely be aided by the tax credit for EV charging infrastructure, as modified by the Inflation Reduction Act. The chart below illustrates the number of non-home EV chargers that are expected to be needed to meet demand through 2030.

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Non-home EV Chargers

Source: International Council on Clean Transportation, Charging up America: Addressing the Growing Need for U.S. Charging Infrastructure through 2030, as of July 2021.

Key Growth Drivers

We believe the key factors that will continue to drive growth in U.S. solar generation include the following:

•	increasing economic competitiveness of solar with fossil generation sources;

•	accelerating demand for and deployment of cost effective battery energy storage;

•	growing corporate and investor support for decarbonization of energy;

•	government policies and incentives, including Renewable Portfolio Standards (“RPSs”), which require that a certain percentage of electricity come from renewable energy resources, and

•

the Inflation Reduction Act, which incentivizes investment in renewable power and related technologies through a combination of investments in the domestic production of solar panels and batteries, extensions and expansions of existing tax credits, new tax credits, an option to transfer tax credits and providing capital to innovative green technologies.

Our Competitive Strengths

We have several key competitive strengths that differentiate us from our peers, including:

Differentiated partner for our customers.     In 2021, we were one of the largest independent solar energy and energy storage power producers in the U.S. and one of the top 5 largest solar and

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storage asset owners overall in the U.S., based on the total gross capacity of our projects that were operating according to S&P Global Market Intelligence. Our role as a large, stable asset owner provides us with advantages in attracting off-takers who know that we will be the long-term owner of the asset and not someone whose business model is to “develop and flip” or whose capital base will require a divestiture prior to the end of the off-take contract. We have found this consistency in counterparty to be important to our customers. We believe this has been key in enabling us to win projects and has earned us a reputation among customers as a credible developer and owner and made us a partner of choice. We believe these key qualities are part of the reason that approximately 50% of our customers have more than one project contracted with us as of June 30, 2022.

Our customers are diverse and creditworthy, which reduces the risk of our portfolio.     Our over 200 customers are corporations, federal, state and municipal entities, universities, college, and school districts, communities (through CCAs), and utilities. Some are among the largest and most creditworthy entities in the world. As of June 30, 2022, approximately 84% of our contracted operational MW’s are with investment grade rated customers, approximately 11% are with unrated customers whose credit risk we view as equivalent to investment grade, and approximately 4% are from community solar, a credit diversified portfolio. The combination of this counterparty diversification and high credit quality reduces the risk of defaults and allows us to maximize the predictability of our cash flows over the long term.

Strong balance sheet provides ability to deliver on commitments.     We typically enter into solar generation contracts with a term of 15 years or longer. The average remaining capacity-weighted life of our existing operational contracts (exclusive of our storage operations) is approximately 15 years as of the date of this prospectus. These long-term contracts with our diverse and highly-rated customers create consistent cash flows that have allowed us to build a strong balance sheet and the financial wherewithal to deliver on our commitments to customers and for our long-term growth. We have a repeat track record of financing large and diversified project portfolios through the institutional green bond market. Since 2019, we have executed $1.3 billion of financings in the green bond market, including $252 million in senior secured notes due 2047 that were issued in April 2022. These financings are fixed rate and fully amortizing, with a 25-year tenor, and a weighted average cost of debt of 3.4%. They represent some of the lowest costs ever achieved in the green bond market. In addition, this strategy has mitigated both interest rate and refinancing risk. As we focus on 100% ownership of our projects, these larger financings allow for a more simplified capital structure with increased flexibility for tax-equity financings and capital capacity due to their self-amortizing debt.

Industry-leading operator of solar assets.     We believe our team’s intense focus on details has allowed us to outperform customer expectations while remaining cost-conscious, which we believe will generate value for our shareholders. From our plant operations center, our asset operations team closely monitors our assets and continually pursues opportunities to optimize costs, while our technical team monitors asset performance and pursues opportunities to enhance project performance. These teams, and our origination and project management teams, leverage QBI, an industry-leading asset management software and valuable tool we use to manage and optimize our portfolio. Some examples of our operational capabilities include:

•

creation of an algorithm to estimate soiling on solar modules based on geographical information, meteorological conditions and the most recent cleansing rainfall. This information is used to inform decisions on when to perform washings of solar modules to maximize energy production and has led to a 3% Uplift in production in applicable projects;

•	re-engineering of solar projects in areas that experience regular seasonal snowfall to limit the potential for damaging spikes in electric current that can occur when solar irradiance is

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magnified by reflections from snow cover which has led to a 1% Uplift in applicable projects; and

•	development of data analytics to uncover correlations that can be used to predict and avoid equipment failures which has led to a 0.7% Uplift in applicable projects.

Exceptional team with experience across the renewable asset life-cycle.     Our team of approximately 140 highly-skilled professionals combines investing, finance and commodities expertise honed at Goldman Sachs with renewable energy industry expertise across all phases of a project’s lifecycle: development, engineering and design, procurement, construction oversight, O&M oversight, and asset management. These in-house capabilities provide execution certainty to our customers. Collectively, our team has over 475 years of experience in the renewable energy industry and has developed or operated over 150 GW of projects. The expertise of our team has also allowed us to find opportunities where we can invest capital for a higher rate of return than we might find in a one-off project. We have embraced a “Land and Expand” strategy that leverages existing infrastructure and customers to introduce further product offerings and add significant value to existing assets. A few selected examples of this include:

•

asset upsizing and retrofitting: when CAISO began to require load serving entities to produce capacity, we brought a solution to one of our customers by adding an additional battery. This asset enhancement is strongly accretive to the underlying solar project. As a result, we were also able to enter into a long-term tolling agreement with one of the customers;

•

adding revenue streams: we developed an innovative solution to reduce electricity costs and carbon emissions, and to qualify for California’s low-carbon fuel standard (“LCFS”) credits. By leveraging existing energy infrastructure as well as state and federal decarbonization incentives, we created significant value for the customer; and

•

expanding relationship with an existing customer: from 2019 to early 2021, we increased our project count with one of our key customers from eight to 18 projects. The customer is a subsidiary of a Fortune 10 company and has approximately 500 retail locations in North America. The majority of our projects with this customer are located in California. Our position as a first-mover in providing solar and storage solutions drove our ability grow the relationship. In addition to delivering carbon-reduction benefits, these projects have produced savings for our customer versus grid prices and provide resiliency through the added storage.

Our Growth Strategy

Executing on our pipeline of projects in development.     We have a robust pipeline of existing projects in various stages of development. As of June 30, 2022, the pipeline of pre-operational projects was made up of 4.0 GW of solar projects and 1.1 GW of energy storage projects. This represents projects that are pre-construction. We have a strong track record of executing on projects in our pipeline to accomplish our growth objectives. In addition, we will look to continuously grow our pipeline going forward by adding projects sourced both from development and merger and acquisition opportunities.

Continue to grow business with existing customer base.     As our customers continue to decarbonize their businesses, we strive to be their go-to providers for energy transition solutions, capturing the market share of some of the largest enterprise customers and finding opportunities for cross-sell opportunities. In order to fulfill our mission of serving our customers and assisting them in

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their energy-transition journey to an electrified, decarbonized world, we maintain an ongoing dialogue with our existing customers in order to understand their current and anticipated future energy needs and look to position ourselves to help them find the most efficient and relevant solutions. We believe that many customers will want more renewable energy and battery storage. Our existing long-term contractual relationships with our customers provides both the relationship and the runway to meet these needs. Many of our existing customers have committed to decarbonization goals that will require them to procure more of their power from renewables in the coming years, creating additional opportunities for us to partner. As an example, Target, which is one of our larger corporate customers, has committed to purchasing 100% of its electricity from renewable sources by 2030. Today, the projects and partnerships it has put in place to source this electricity will result in Target purchasing approximately 38% of its electricity from renewable sources in 2020, leaving substantial capacity still to be sourced by 2030 according to Target’s 2021 Target Corporate Responsibility Report.

Growth of potential customer base.     The number of enterprise customers seeking to decarbonize their operations continues to accelerate. As an example of this growth, RE100, a global initiative that brings together corporations committed to sourcing 100% of their energy needs from renewable sources by or before 2050, has grown from 13 members at the end of the year of its founding in 2014, to 378 members as of August 2022. Our business development team is focused on growing our customer base through participating in requests for proposals and developing new relationships with these customers through bilateral dialogue. Our successful track record and reputation as an industry-leading operator positions us well to win new business against other competitors in the space.

Expansion of product offerings.     We recognize our customers’ needs are evolving beyond solar energy power purchase agreements and we expect to meet their needs in adjacent areas. As we consider areas for product and service expansion, we will continue to look for opportunities that meet the following key attributes: scalability, strong margins and growth runway, recurring revenue, long-term value and products and services where we have a competitive advantage. As customers are increasingly seeking reliability and resiliency in their renewable energy procurement, we are continuing to grow our battery storage portfolio and offer our customers various energy storage solutions. We are also developing solutions for EV infrastructure needs such as charging stations for enterprise fleets and customer and employee use. We view both of these product offerings as having the key attributes that are core to our business strategy. In particular, we view EV charging infrastructure as a service that has synergies with our existing generation and storage business as our customers view it as part of a comprehensive solution, alongside renewable generation and storage, that will allow them to pursue decarbonization of this full application.

In March 2022, we announced our first partnership in the EV infrastructure space, a key milestone for our growth plans in this product area. We have entered into a Project Development Agreement (“PDA”) with ChargePoint, Inc. (NYSE:CHPT) (“ChargePoint”), a leading EV charging network, to introduce new tailored solutions that will allow us to offer comprehensive EV charging solutions to enterprise customers. The PDA establishes a framework through which we will jointly originate and develop EV charging station project opportunities with ChargePoint. We will own the project assets, be responsible for the financing of the assets, engage and liaise with the customers. ChargePoint will supply the EV charging equipment and certain cloud-based application services and provide certain warranty, operations and maintenance services for the charging stations. This partnership will allow us to provide turnkey charging solutions, which will enable our customers to host a station at zero upfront cost to them. The partnership aligns with our goal to provide customers with a broader variety of solutions to meet their evolving decarbonization needs. These new offerings will make it easier for enterprise customers to electrify their fleets, and for employers and businesses to

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provide the increasing number of employees and customers driving EVs with on-site charging solutions. Under the terms of the PDA, we have the option to commit capital to developing EV charging station projects and will do so as opportunities arise. To date, we have deployed an immaterial amount of capital in developing such projects.

Internalization Transaction

Prior to August 4, 2022, we did not have any employees but had rather been externally managed by Goldman Sachs Asset Management, L.P. (“GSAM”), a wholly owned subsidiary of The Goldman Sachs Group, Inc. (“GS”). GSAM is a highly diversified global investment management firm supervising over $2 trillion in assets as of June 30, 2022. With more than 2,000 professionals across 31 offices worldwide, GSAM provides investment and advisory solutions for institutional and individual investors across multiple asset classes.

Under a Management Services Agreement, GSAM historically dedicated to us a team of approximately 100 professionals with extensive experience spanning transaction sourcing and financial analysis, power markets and physical asset analysis in the solar industry. In addition to this dedicated team, GSAM had risk management, legal, accounting, tax, information technology and compliance personnel, among others, who provided services to us. Under the Management Services Agreement, GSAM was entitled to certain administrative fees and management fees for the services provided to us. See “Certain Relationships and Related Party Transactions—Management Services Agreement.”

In addition, under the terms of the limited liability company agreement of MN8 Energy Operating Company LLC (f/k/a Goldman Sachs Renewable Power Operating Company LLC) (“OpCo”), GSAM Holdings II (the “Special Interest Member”) holds the Special Interest, which for periods prior to the closing on August 4, 2022, of the Internalization Transaction described below included the right to receive the OpCo Incentive Allocation, the value of which was based on certain operational and financial metrics as further described in “Certain Relationships and Related Party Transactions—OpCo LLC Agreement.”

On May 18, 2022, we entered into an agreement (the “Internalization Agreement”) with OpCo, MN8 Energy, GSAM and the Special Interest Member to engage in an internalization transaction (“Internalization Transaction”), which we closed on August 4. 2022. Pursuant to the Internalization Transaction, among other things:

•	the Management Services Agreement was terminated and GSAM is no longer entitled to management fees or administrative fees from us;

•	we agreed to directly employ the approximately 100 professionals previously employed by GSAM that were dedicated to our business under the Management Services Agreement;

•

we entered into a transition services agreement with MN8 Energy, OpCo and GSAM that provides for the provision of certain administrative services by GSAM to MN8 Energy, OpCo and us for a specified period of time following the closing of the Internalization Transaction;

•	the OpCo Incentive Allocation was terminated;

•

OpCo and its subsidiaries made an aggregate payment of $30 million (less $3.0 million in cash signing bonuses to be paid to former GSAM employees) to the Special Interest Member and affiliates thereof, and $4 million of such payment was credited against, and reduced, the purchase price payable to GSAM Holdings LLC (“GSAM Holdings”) pursuant to the QBI Solutions Share Purchase Agreement;

•

the parties agreed that, in connection with the Corporate Reorganization, the Special Interest will be exchanged (the “Special Interest Exchange”) by the Special Interest Member for a number of shares of common stock of MN8 Energy (the “Special Interest Shares”) calculated in

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the manner further described in “Internalization Transaction and Corporate Reorganization”, which calculation is derived from an implied equity value for our company before giving effect to this offering based on the initial public offering price per share set forth on the cover of this prospectus and takes into account prior distributions, including the cash payment to the Special Interest Member described above; using an assumed initial public offering price for our common stock of $                per share (the midpoint of the price range set forth on the cover of this prospectus), we would issue                  Special Interest Shares;

•	we are subject to non-competition covenants under the Internalization Agreement, which may limit our operations in certain respects;

•

the parties agreed that GSAM will have the right to one board seat until such time following the Corporate Reorganization as GSAM’s ownership of MN8 Energy’s common stock falls below five percent of the common stock then outstanding; and

•

the parties agreed that the Regents of the University of California (the “UC Regents”) has the option to appoint a board observer until the earlier of (i) prior to the initial public offering, the UC Regents no longer owning 10% of MN8 Energy LLC or (ii) after the initial public offering, the UC Regents no longer owning 10% of MN8 Energy’s common stock.

Corporate Reorganization

MN8 Energy LLC (f/k/a Goldman Sachs Renewable Power LLC) was formed in Delaware on September 19, 2017. Prior to this offering, in the Merger, a wholly owned subsidiary of MN8 Energy, Inc. (“MN8 Energy”), a newly incorporated Delaware corporation formed for the purpose of effecting this offering and the transactions related thereto, will merge into MN8 Energy LLC, with MN8 Energy LLC surviving such Merger, and all outstanding limited liability company interests in MN8 Energy LLC will be exchanged for shares of common stock of MN8 Energy, with each member entitled to receive its pro rata portion of such shares of common stock based on such member’s rights to distributions from MN8 Energy LLC. In connection with the Merger and the Special Interest Exchange, an aggregate of                 shares of common stock of MN8 Energy will be issued to the Existing Owners and the Special Interest Member of which, based on the an initial public offering price of $         per common share (the midpoint of the price range on the cover of this prospectus),                 shares will be issued to the Existing Owners in the Merger and                 shares will be issued to the Special Interest Member in the Special Interest Exchange. Following the Merger and the Special Interest Exchange, MN8 Energy will issue                shares of common stock to the public in this offering in exchange for the proceeds of this offering.

After giving effect to the Merger and the Special Interest Exchange, which we refer to as the “Corporate Reorganization,” the Internalization Transaction and the offering contemplated by this prospectus, and assuming no exercise of the underwriters’ option to purchase additional shares:

•

GSAM (including through the Special Interest Member) will own                of our shares of common stock, which, based on an initial public offering price of $         per share (the midpoint of the price range set forth on the cover page of this prospectus), representing an aggregate illustrative value of approximately $         and approximately    % of the voting power thereof;

•

the Existing Owners other than GSAM will own                of our shares of common stock, which, based on an initial public offering price of $         per share (the midpoint of the price range set forth on the cover page of this prospectus), representing an aggregate illustrative value of approximately $         and approximately    % of the voting power thereof; and

•

investors in this offering will own                of our shares of common stock, representing which, based on an initial public offering price of $         per share (the midpoint of the price range set forth on the cover page of this prospectus), representing an aggregate illustrative value of approximately $         and     % of the voting power thereof.

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The following diagram indicates our simplified ownership structure immediately following the Internalization Transaction, the Corporate Reorganization and the consummation of this offering and the transactions related thereto (assuming the underwriters’ option to purchase additional shares is not exercised).

Goldman Sachs Asset Management
Other Existing Investors
Investors in this Offering
Shares Common Stock
Shares Common Stock
Shares Common Stock
MN8 Energy, Inc.
(NYSE "MNX")
MN8 Energy LLC
Special Interest
MN8 Energy Operating Company LLC
Operating Subsidiaries

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The ownership figures set forth above assume an initial public offering price of $                per common share, which is the midpoint of the price range set forth on the cover of this prospectus. Any increase or decrease (as applicable) of the assumed initial public offering price will result in an increase or decrease, respectively, in the number of Special Interest Shares to be issued to GSAM, and an equivalent decrease or increase, respectively, in the number of shares of common stock to be received by the other Existing Owners of MN8 Energy LLC. Accordingly, any such change in our initial public offering price will not affect the aggregate number of shares of common stock held collectively by the Existing Owners (including GSAM) and the public. See “Internalization Transaction and Corporate Reorganization—Existing Owners’ Ownership.”

Summary Risk Factors

Investing in our common stock involves risks that relate to, among other things, our business, our dealers, market factors, governmental policies and regulation, competition, the pace of technological innovations, the credit risk of our customers, our ability to raise financing and the level of our indebtedness. The risks described under the heading “Risk Factors” included elsewhere in this prospectus may cause us not to realize the full benefits of our strengths or may cause us to be unable to successfully execute all or part of our strategy. Some of the most significant challenges and risks we face include the following:

Risks Related to Our Industry and Operations

•

Changes to irradiance at our solar facilities or weather conditions generally, as a result of climate change or otherwise, at any of our solar facilities could materially adversely affect our operations.

•

Supply and demand in the energy market is volatile, and such volatility could have an adverse impact on electricity prices and a material adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow.

•	As our contracts expire, we may not be able to replace them with agreements on similar terms.

•

We may not be able to obtain long-term contracts for the sale of power produced by our projects on favorable terms and we may not meet certain milestones and other performance criteria under existing PPAs.

•

A portion of our operating revenues is attributable to the sale of SRECs, which are renewable energy attributes that are created under the laws of individual states of the U.S., and our failure to be able to sell such SRECs at attractive prices, or at all, could materially adversely affect our business, financial condition and results of operation.

•	Disruptions in our supply chain for materials and components, alongside increased logistics costs, have adversely affected our business and may continue to do so.

•	We face competition from traditional utilities and renewable energy companies.

•	Advances in technology could impair or eliminate the competitive advantage of our projects.

•	The amount of uncontracted generation in our portfolio may increase.

•	There is a risk that our concessions and licenses will not be renewed.

•

Our use and enjoyment of real property rights for our solar facilities may be adversely affected by the rights of lienholders and leaseholders that are superior to those of the grantors of those real property rights to us.

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•	The cost of operating our plants could increase for reasons beyond our control.

•	We may experience equipment failure, including failures relating to solar panels and batteries.

•	The solar energy systems we own have a limited operating history and may not perform as we expect.

•	We may not effectively manage the Internalization Transaction or realize the anticipated benefits thereof.

•	We are subject to non-competition covenants under the Internalization Agreement, which may limit our operations in certain respects.

•	We may not consummate the NES Acquisition, and this offering is not conditioned on the consummation of the NES Acquisition.

•	If we choose to acquire or lend to projects before they are operational, we will be subject to risks associated with projects that remain under development or construction.

•	Our business is concentrated in certain markets, putting us at risk of region-specific disruptions.

•	We rely on computerized business systems, which could expose us to cyber-attacks.

Risks Related to Taxes and Regulations

•	We may fail to comply with the conditions in, or may not be able to maintain, our governmental permits.

•

Increases in the cost or reduction in supply of solar energy and energy storage system components due to tariffs or trade restrictions imposed by the U.S. government could have an adverse effect on our business, financial condition and results of operations.

•

Changes in effective tax rates, or adverse outcomes resulting from other tax increases or an examination of our income or other tax returns, could adversely affect our results of operations and financial condition.

•

If either (a) the solar energy systems in which we are invested cease to be qualifying property within five years of the applicable placed-in-service date of such property or (b) the IRS makes a determination that the tax basis of any such solar energy system is materially lower than what was reported on the applicable tax returns, we may have to pay significant amounts to the partnerships that own such solar energy systems, to our tax-equity investors and/or to the U.S. government, and any such payment obligations could adversely affect our results of operations and financial condition.

•

If 50% or more of the value of our stock is held by tax-exempt entities that each own at least 5% of our stock and we do not file a timely irrevocable election to not be treated as a tax-exempt entity under Section 168(h)(6) of the Code, it could adversely affect our results of operations and financial condition. If we do make such an election, tax-exempt entities that own our stock may face adverse tax consequences from owning our shares.

•

U.S. federal income tax law is not clear regarding when our projects can be considered to have been “placed in service,” and we have obligations to indemnify some of our tax-equity investors if the IRS is successful in asserting that the relevant tax-equity fund did not place in service the system it owns. If we were required to make any payments as a result of this indemnity, it could adversely affect our results of operations and financial condition.

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Risks Related to this Offering and Our Common Stock

•

The requirements of being a public company, including compliance with the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the requirements of the Sarbanes-Oxley Act of 2002, may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.

•

The initial public offering price of our common stock may not be indicative of the market price of our common stock after this offering. In addition, an active, liquid and orderly trading market for our common stock may not develop or be maintained, and our stock price may be volatile.

•	Certain of our Existing Owners will hold a significant portion of the voting power of our common stock.

•

Certain Designated Parties (as defined herein) are not limited in their ability to compete with us, and the corporate opportunity provisions in our certificate of incorporation could enable such Designated Parties and their respective affiliates to benefit from corporate opportunities that might otherwise be available to us.

General Risk Factors

•	Developments associated with the COVID-19 pandemic could have an adverse effect on our business.

•	The ongoing military action between Russia and Ukraine could adversely affect our business, financial condition and results of operations.

•	We may be exposed to uninsurable losses and may become subject to higher insurance premiums.

•

We may experience increased labor costs, including as a result of changes in applicable laws and regulations, and the unavailability of skilled workers or our failure to attract and retain qualified personnel could adversely affect us.

Before you invest in our common stock, you should carefully consider all the information in this prospectus, including matters set forth under the heading “Risk Factors.”

Corporate Information

Our principal executive offices are located at 1155 Avenue of the Americas, 27th Floor, New York, NY 10036, and our telephone number is (332) 245 4052. Our website address is www.mn8energy.com. Information contained on, or that can be accessed through, our website does not constitute part of this prospectus and inclusions of our website address in this prospectus are inactive textual references only.

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THE OFFERING

Issuer	MN8 Energy, Inc.

Common stock offered to the public	shares ( shares, if the underwriters exercise in full their option to purchase additional shares of our common stock).

Underwriters’ option	The underwriters have a 30-day option to purchase up to additional shares of our common stock.

Common stock to be outstanding immediately after completion of this offering	shares ( shares, if the underwriters exercise in full their option to purchase additional shares of our common stock).

Voting rights	Each share of our common stock entitles its holder to one vote on all matters to be voted on by stockholders generally. See “Description of Capital Stock.”

Use of proceeds	We expect to receive net proceeds from the sale of shares of our common stock in this offering of approximately $ million, based on the initial public offering price of $ per share, after deducting underwriting discounts and commissions and estimated expenses payable by us. Assuming that the underwriters option to purchase additional shares is exercised in full, we expect to receive net proceeds from the sale of shares of our common stock in this offering of approximately $ million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering to fund a portion of development and construction activities on our renewables, battery storage and EV charging pipeline projects, working capital, and operating expenses. We may also use proceeds from this offering to opportunistically fund solar and energy acquisitions and other strategic opportunities. In addition, we may, if necessary, allocate a portion of the net proceeds to repay amounts outstanding on our Subscription Facility. Any remaining net proceeds will be used for general corporate purposes. See the section titled “Use of Proceeds” for additional information.

Dividend Policy	We do not anticipate declaring or paying any cash dividends to holders of our common stock in the foreseeable future. We currently intend to retain

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future earnings, if any, to finance our operations and the growth of our business. Our future dividend policy is within the discretion of our board of directors and will depend upon then-existing conditions, including our results of operations, financial condition, capital requirements, investment opportunities, statutory restrictions on our ability to pay dividends and other factors our board of directors may deem relevant. In addition, the agreements governing our indebtedness may place restrictions on our ability to pay cash dividends. See the section titled “Dividend Policy” for additional information.

Conflicts of Interest	Given the relationship between affiliates of Goldman Sachs & Co. LLC and the Company, Goldman Sachs & Co. LLC is deemed to have a “conflict of interest” under Rule 5121 of the Financial Industry Regulatory Authority, Inc., or FINRA. Therefore, this offering is being made in compliance with the requirements of Rule 5121, which requires, among other things, that a “qualified independent underwriter” participate in the preparation of, and exercise the usual standards of “due diligence” with respect to, the registration statement and this prospectus. J.P. Morgan Securities LLC has agreed to act as a qualified independent underwriter for this offering and to undertake the legal responsibilities and liabilities of an underwriter under the Securities Act of 1933, as amended (the “Securities Act”), specifically including those inherent in Section 11 thereof. J.P. Morgan Securities LLC will not receive any additional fees for serving as a qualified independent underwriter in connection with this offering. We have agreed to indemnify J.P. Morgan Securities LLC against liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act. For more information, see “Underwriting (Conflicts of Interest).”

Risk Factors	Please read “Risk Factors” for a discussion of risks that you should consider before investing in our common stock.

NYSE trading symbol	“MNX”

Except as otherwise indicated, all information above assumes that the shares of common stock offered hereby will be sold at the midpoint of the price range set forth on the cover of this prospectus. However, except as otherwise indicated, the information above does not assume or reflect the issuance of any shares of common stock reserved for issuance under our long-term incentive plan.

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SUMMARY HISTORICAL AND PRO FORMA CONDENSED CONSOLIDATED FINANCIAL AND OPERATIONAL DATA

The following summary historical and pro forma condensed consolidated financial data of MN8 Energy LLC (our “Predecessor”) should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Internalization Transaction and Corporate Reorganization” and the consolidated financial statements and related notes thereto included elsewhere in this prospectus. Our Predecessor’s historical results are not necessarily indicative of our future results. The summary financial data in this section are not intended to replace the consolidated financial statements and related notes thereto included elsewhere in this prospectus and are qualified in their entirety by the consolidated financial statements and related notes thereto included elsewhere in this prospectus.

The summary unaudited pro forma consolidated statement of operations data of MN8 Energy for the six months ended June 30, 2022 and the year ended December 31, 2021, has been prepared to give pro forma effect to (i) the Internalization Transaction, (ii) the Corporate Reorganization and (iii) this offering and the application of the net proceeds from this offering as if they had been completed as of January 1, 2021. The summary unaudited pro forma condensed consolidated balance sheet data as of June 30, 2022, has been prepared to give pro forma effect to these transactions as if they had been completed on June 30, 2022. The summary unaudited pro forma condensed consolidated financial data are presented for informational purposes only and should not be considered indicative of actual results of operations that would have been achieved had the Internalization Transaction, Corporate Reorganization and this offering been consummated on the dates indicated, and do not purport to be indicative of statements of financial position or results of operations as of any future date or for any future period. For more information, see “Unaudited Pro Forma Consolidated Financial Statements.”

	Historical (Predecessor)					Pro Forma (MN8 Energy)
	Six Months Ended June 30,		Year Ended December 31,			Six Months Ended June,	Year Ended December 31,
	2022	2021	2021	2020	2019	2022	2021
	(in thousands, except share/unit and per share/per unit amounts)
Consolidated Statements of Operations Data:
Operating revenues:
Operating revenues	$178,310	$146,059	$294,441	$272,684	$174,721	$—	$—

Contract amortization	(24,018)	(23,411)	(48,007)	(51,297)	(33,885)	—	—

Total operating revenues, net	154,292	122,648	246,434	221,387	140,836	—	—

Operating costs and expenses:
Operations and maintenance, excluding depreciation, amortization and accretion	24,694	21,637	41,670	33,844	18,617	—	—
Depreciation, amortization and accretion	53,994	32,998	78,884	58,824	28,817	—	—
Acquisition and development costs	1,219	4,313	—	—	—	—	—
Internalization costs	2,386	—	—	—	—	—	—
General and administrative	9,777	11,481	41,617	33,637	24,526	—	—

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	Historical (Predecessor)					Pro Forma (MN8 Energy)
	Six Months Ended June 30,		Year Ended December 31,			Six Months Ended June,	Year Ended December 31,
	2022	2021	2021	2020	2019	2022	2021
	(in thousands, except share/unit and per share/per unit amounts)
Related party management and administration fee	9,926	8,241	18,059	13,173	7,089	—	—

Total operating costs and expenses	101,996	78,670	180,230	139,478	79,049	—	—

Operating income	52,296	43,978	66,204	81,909	61,787	—	—
Other expense:
Interest expense, net	(39,355)	(30,593)	(75,910)	(82,667)	(60,241)	—	—
Gain on tax-equity sale-leaseback buyouts	6,465	—	—	—	—	—	—
Other income (expense), net	2,501	(3,949)	(7,885)	(5,325)	(456)	—	—

Total other expense	(30,389)	(34,542)	(83,795)	(97,763)	(60,697)	—	—

Net income (loss) before income taxes	21,907	9,436	(17,591)	(15,854)	1,090	—	—
Income tax expense (benefit)	43,822	4,898	(38,618)	(4,481)	(5,349)	—	—

Net income (loss)	(21,915)	4,538	(56,209)	(20,335)	(4,259)	—	—
Net income (loss) attributable to non-controlling interests and redeemable non-controlling interests	(73,084)	(29,432)	(230,845)	(38,575)	17,222	—	—

Net income (loss) attributable to shareholders	$51,169	$33,970	$174,636	$18,240	$(21,481)	—	$—

Net income (loss) per share attributable to shareholders
Weighted average shares used to compute net income (loss) per share

	Historical (Predecessor)
	Six Months Ended June 30,		Year Ended December 31,
	2022	2021	2021	2020	2019
	(in thousands)
Condensed Consolidated Cash Flow Data:
Net cash from operating activities	$56,618	$31,745	$125,760	$140,763	$118,817
Net cash used in investing activities	$(202,080)	$(381,775)	$(902,032)	$(567,492)	$(469,026)
Net cash from financing activities	$9,464	$365,061	$991,589	$476,105	$418,639

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	Historical (Predecessor)			Pro Forma (MN8 Energy)
	As of December 31,		As of June 30,	As of June 30,
	2021	2020	2022	2022
	(in thousands)
Condensed Consolidated Balance Sheet Data:
Total assets	$4,236,950	$3,076,254	$4,438,844	$
Tax equity sale leaseback, current portion	$77,035	$47,749	$82,177	$
Long-term debt, current portion	$451,742	$57,363	$306,052	$
Tax equity sale leaseback, net of current portion	$396,672	$446,902	$357,612	$
Long-term debt, net of current portion	$1,609,067	$1,075,673	$1,748,246	$
Total liabilities	$3,057,188	$1,975,327	$3,218,686	$
Redeemable non-controlling interests	$28,393	$66,582	$33,032	$
Non-controlling interests	$143,794	$118,698	$170,327	$
Members’ equity	$1,007,575	$915,647	$1,016,799	$

Total equity	$1,151,369	$1,034,345	$1,187,126	$

Total liabilities, redeemable non-controlling interests and members’ equity	$4,236,950	$3,076,254	$4,438,844	$

Non-GAAP Financial Measures

The table below discloses our non-GAAP measures of Adjusted EBITDA and Project Contribution Margin for the periods presented. Adjusted EBITDA and Project Contribution Margin are financial measures that we use, and that we believe investors and securities analysts use, in evaluating our operating performance. These measurements are not recognized in accordance with GAAP and should not be viewed as alternatives to GAAP measures of performance such as revenues or net income (loss). The presentation of these non-GAAP financial measures should not be construed to suggest that our future results will be unaffected by items excluded from the calculations of such measures but included in the comparable GAAP measures. In addition, our calculations of Adjusted EBITDA and Project Contribution Margin are not necessarily comparable to similarly titled non-GAAP measures disclosed by other companies.

	Historical (Predecessor)					Pro Forma (MN8 Energy)
	Six Months Ended June 30,		Year Ended December 31,			Six Months Ended June 30,	Year Ended December 31,
	2022	2021	2021	2020	2019	2022	2021
	(in thousands)
Adjusted EBITDA	$132,507	$100,751	$206,972	$186,705	$124,033	$	$
Project Contribution Margin	$153,616	$124,422	$252,771	$238,840	$156,104	$	$

We define Adjusted EBITDA as net income (loss) before interest expense, net, interest expense, net, (gain) loss on tax equity sale-leaseback buyouts and acquisitions, gain on termination of purchase obligation, legal settlements, loss on extinguishment of debt, income tax (benefit) expense, depreciation, amortization and accretion, restructuring and offering costs, contract amortization and

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acquisition and development costs. The GAAP measure most directly comparable to Adjusted EBITDA is net income (loss).

We believe Adjusted EBITDA is useful to management, investors and analysts in providing a measure of core financial performance adjusted to allow for comparisons of results of operations across reporting periods on a consistent basis. These adjustments are intended to exclude items that are not indicative of the ongoing operating performance of the business. Adjusted EBITDA is also used by our management for internal planning purposes, including our consolidated operating budget, and by our board of directors in setting performance-based compensation targets.

The following table reconciles Adjusted EBITDA to net income (loss):

	Historical (Predecessor)					Pro Forma (MN8 Energy)
	Six Months Ended June 30,		Year Ended December 31,			Six Months Ended June 30,	Year Ended December 31,
	2022	2021	2021	2020	2019	2022	2021
	(in thousands)
Net income (loss)	$(21,915)	$4,538	$(56,209)	$(20,335)	$(4,259)	$	$
Interest expense, net	39,355	30,593	75,910	82,667	60,241
(Gain) loss on tax equity sale-leaseback buyouts and acquisitions	(6,465)	—	289	—	—
Gain on termination of purchase obligation	(1,907)	—	—	—	—
Legal settlements	(2,000)	—	—	—	—
Loss on extinguishment of debt	—	—	—	9,771	—
Income tax expense	43,822	4,898	38,618	4,481	5,349
Depreciation, amortization and accretion	53,994	32,998	78,884	58,824	28,817
Restructuring and offering costs(1)	2,386	—	—	—	—
Contract amortization(2)	24,018	23,411	48,007	51,297	33,885
Acquisition and development costs(3)	1,219	4,313	21,473	—	—

Adjusted EBITDA	$132,507	$100,751	$206,972	$186,705	$124,033	$	$

(1)

Restructuring and offering costs includes costs relating to this offering, the Internalization Transaction and Corporate Reorganization. For more information, see the section entitled “Internalization Transaction and Corporate Reorganization.”

(2)

Contract amortization represents the aggregate impact of amortizing on a straight-line basis the assets and liabilities from acquired PPAs for which the fair value has been determined to be significantly less (more) than market. For more information, see the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Principal Sources of Our Operating Revenues.”

(3)	Acquisition and development costs include costs associated with the acquisition, financing and development of our solar and energy storage systems.

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We define Project Contribution Margin as gross margin and adding to it contract amortization and depreciation, amortization and accretion expense, less operating revenues less operations and maintenance. The GAAP measure most directly comparable to Project Contribution Margin is gross margin. We believe Project Contribution Margin is useful to management, investors and analysts in providing a measure of our asset-level operating performance. Project Contribution Margin is also useful to our management in that it allows for evaluation of performance on a project-by-project basis, the results of which management can utilize to prioritize marketing decisions and cost reduction measures.

The following table reconciles Project Contribution Margin to operating revenues:

	Historical (Predecessor)					Pro Forma (MN8 Energy)
	Six Months Ended June 30,		Year Ended December 31,			Six Months Ended June 30,	Year Ended December 31,
	2022	2021	2021	2020	2019	2022	2021
	(in thousands)
Operating revenues	$178,310	$146,059	$294,441	$272,684	$174,721	$	$
Contract amortization	(24,018)	(23,411)	(48,007)	(51,297)	(33,885)

Operating revenues, net.	154,292	122,648	246,434	221,387	140,836

Depreciation, amortization and accretion	53,994	32,998	78,884	58,824	28,817

Gross margin	100,298	89,650	167,550	162,563	112,019

Add-Back:
Contract amortization	24,018	23,411	48,007	51,297	33,885
Depreciation, amortization and accretion	53,994	32,998	78,884	58,824	28,817

Less:
Operations and maintenance, excluding depreciation, amortization and accretion	24,694	21,637	41,670	33,844	18,617

Project Contribution Margin	153,616	124,422	252,771	238,840	156,104

Project Contribution Margin Ratio(1)	86%	85%	86%	88%	89%

(1)	Project Contribution Margin Ratio is equal to Project Contribution Margin divided by Operating Revenues for the applicable period.

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Key Operational Metrics

In addition to the measures presented in our consolidated financial statements, we use the following key operational metrics to evaluate our business, measure our performance, develop financial forecasts, and make strategic decisions. The following table summarizes our key operational metrics for each period presented below, which are unaudited. For more information on key business metrics, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Operational Metrics and Non-GAAP Financial Measures.”

Historical (Predecessor)
	Six Months Ended June 30,		Year Ended December 31,
	2022	2021	2021	2020	2019
(in thousands)
Operating Megawatts Added and Generated:
Generation:
Megawatts added(1)	326 MW	29 MW	254 MW	251 MW	808 MW
Megawatts hours generated	1,692,471 MWh	1,254,400 MWh	2,417,803 MWh	2,033,126 MWh	1,128,589 MWh
Megawatt capacity	2,035 MW	1,484 MW	1,709 MW	1,455 MW	1,204 MW
Storage:
Megawatt hours capacity of energy storage	1,065 MWh	4 MWh	504 MWh	4 MWh	4 MWh

(1)	Megawatts added include acquisitions and projects achieving commercial operation.

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RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below together with all of the other information included in this prospectus before deciding to invest in our common stock. If any of the following risks actually occur, they may materially and adversely affect our business, financial condition, cash flows and results of operations. In this event, the trading price of our common stock could decline, and you could lose all or part of your investment in us. We may experience additional risks and uncertainties not currently known to us; or, as a result of developments occurring in the future, conditions that we currently deem to be immaterial may also materially and adversely affect our business, financial condition, cash flows and results of operations.

Risks Related to Our Industry and Operations

Changes to irradiance at our solar facilities or weather conditions generally, as a result of climate change or otherwise, at any of our solar facilities could materially adversely affect our operations.

The revenues generated by our solar facilities are correlated to the amount of electricity generated, which in turn is dependent upon irradiance and weather conditions generally. Irradiance and weather conditions have natural variations from season to season and from year to year and may also undergo long-term or permanent change because of climate change or other factors. While we may try to reduce such risks through studies of present or historical conditions or modelling of future conditions, projections of solar resources depend on assumptions about weather patterns, shading and irradiance, which are inherently uncertain and may not be consistent with actual conditions at the site. A sustained decline in weather conditions could lead to a material adverse change in the volume of electricity generated, revenues and cash flow.

Additionally, climate change may increase the frequency and severity of adverse weather conditions, such as tropical storms, wildfires, droughts, floods, hurricanes, tornadoes, ice storms or extreme temperature, and may have the long-term effect of changing weather patterns, which could result in more frequent and severe disruptions to our solar facilities. Such disruptions may include, among other things, damage to or destruction of our assets or to assets required for electricity transmission or the impaired operation or forced shutdown of these assets. If one or more of our solar facilities were to be subject to these or similar events, or if other unexpected geological or other adverse physical conditions were to develop at any of our solar facilities, the generation capacity of that facility could be significantly reduced or eliminated. Additionally, such events may elicit changes in energy regulations in the jurisdictions in which we operate, which may result in, among other things, increased compliance costs, reduced revenues or incentives, operational restrictions, or difficulties in obtaining or maintaining necessary permits, licenses, exemptions, or other authorizations required for our business. A disruption or failure of our solar facilities may prevent us from operating in the normal course.

In addition, customers’ energy needs generally vary with weather conditions, primarily temperature and humidity. To the extent weather conditions are affected by climate change, customers’ energy use could increase or decrease depending on the duration and magnitude of changing weather conditions, which could adversely affect our business, results of operations and cash flows.

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Supply and demand in the energy market is volatile, and such volatility could have an adverse impact on electricity prices and a material adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow.

A portion of our operating revenues are tied, either directly or indirectly, to the wholesale market price for electricity in the markets in which we operate. Wholesale market electricity prices are impacted by a number of factors including: the price of fuel (for example, natural gas) that is used to generate electricity; the management of generation and the amount of excess generating capacity relative to load in a particular market; the cost of controlling emissions of pollution, including the cost of emitting carbon dioxide; the structure of the electricity market; and weather conditions (such as extremely hot or cold weather) that impact electrical load. More generally, there is uncertainty surrounding the trend in electricity demand growth, which is influenced by: macroeconomic conditions; absolute and relative energy prices; and energy conservation and demand-side management. Correspondingly, from a supply perspective, there are uncertainties associated with the timing of generating plant retirements—in part driven by environmental regulations—and with the scale, pace and structure of replacement capacity, again reflecting a complex interaction of economic and political pressures and environmental preferences. This volatility and uncertainty in the power market generally, including the non-renewable power market, could have a material adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow.

As our contracts expire, we may not be able to replace them with agreements on similar terms.

Certain PPAs in our portfolio will be subject to re-contracting in the future. If the price of electricity in power markets is declining at the time of such re-contracting, it may impact our ability to re-negotiate or replace these contracts on terms that are acceptable to us, or at all. In addition, a concentrated pool of potential buyers for electricity generated by our renewable energy facilities in certain jurisdictions may restrict our ability to negotiate favorable terms under new PPAs or existing PPAs that are subject to re-contracting.

While we depreciate our solar facilities over 35 years, our PPAs typically have initial terms of 15 to 25 years. Our PPAs include optional renewal features for our customers, but we cannot guarantee that our PPAs will be renewed. Although we believe that 35 years is a reasonable estimate of the economic life of our solar facilities based on publicly available information, there is no guarantee that our customers will choose to renew their PPAs with us after the expiration of the initial term. Therefore there can be no certainty that our solar facilities will produce cash flows over their depreciable life.

As stated above, we cannot provide any assurance that we will be able to re-negotiate or replace these contracts once they expire, and even if we are able to do so, we cannot provide any assurance that we will be able to obtain the same prices or terms we currently receive. If we are unable to re-negotiate or replace these contracts, or unable to secure prices at least equal to the current prices we receive, our business, financial condition, results of operation and prospects could be adversely affected.

We may not be able to obtain long-term contracts for the sale of power produced by our projects on favorable terms and we may not meet certain milestones and other performance criteria under existing PPAs.

Obtaining long-term contracts for the sale of power produced by our projects at prices and on other terms favorable to us is essential for our long-term success. We must compete for PPAs against other developers of renewable energy projects. This intense competition for PPAs has resulted in downward pressure on PPA pricing for newly contracted projects. This downward pricing pressure may particularly affect our business as we seek to negotiate PPAs for projects we have developed. The

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inability to compete successfully against other power producers or otherwise enter into PPAs favorable to us would negatively affect our ability to develop and finance our projects and negatively affect our revenues. In addition, the availability of PPAs depends on utility and corporate energy procurement practices that could evolve and shift allocation of market risks over time. In addition, PPA availability and terms are a function of a number of economic, regulatory, tax, and public policy factors, which are also subject to change.

Our PPAs typically require us to meet certain milestones and other performance criteria. Our failure to meet these milestones and other criteria, including minimum quantities, may result in price concessions and may result in the termination of our PPAs, in which case we would lose any future cash flow from the relevant project and may be required to pay fees and penalties to our counterparty. If our PPAs are terminated, it could materially and adversely affect the development of our solar and energy storage projects, our results of operations, and cash flow until we are able to replace the PPA or interconnection agreement on similar terms. Additionally, we cannot assure you that we will be able to perform our obligations under such agreements or that we will have sufficient funds to pay any fees or penalties thereunder.

A portion of our operating revenues is attributable to the sale of SRECs, which are renewable energy attributes that are created under the laws of individual states of the U.S., and our failure to be able to sell such SRECs at attractive prices, or at all, could materially adversely affect our business, financial condition and results of operation.

A portion of our operating revenues is attributable to the sale of SRECs and other environmental attributes of our facilities. The sale of SRECs has constituted a significant portion of our revenue historically, representing 27%, 27% and 36% of our revenue for each of the years ended December 31, 2021, 2020 and 2019, respectively, and 23% and 26% of our revenue for the six months ended June 30, 2022 and 2021, respectively. These SRECs and other environmental attributes are created under the state laws, generally in the state where the renewable energy facility is located. We sometimes seek to sell forward a portion of our SRECs or other environmental attributes to fix the revenues from those attributes and hedge against future declines in prices of SRECs or other environmental attributes. These programs have a finite life and our revenues may decline if and when we are unable to generate a sufficient number of SRECs. If our renewable energy facilities do not generate the amount of electricity required to earn the SRECs or other environmental attributes sold under such forward contracts or if for any reason the electricity we generate does not produce SRECs or other environmental attributes for a particular state, we may be required to make up the shortfall of SRECs or other environmental attributes under such forward contracts through purchases on the open market or make payments of liquidated damages. We have from time to time provided guarantees as credit support for these obligations. Additionally, forward contracts for SREC sales often contain adequate assurances clauses that allow our counterparties to require us to provide credit support in the form of parent guarantees, letters of credit or cash collateral.

Our ability to hedge forward our anticipated volume of SRECs or other environmental attributes is limited by market conditions, leaving us exposed to the risk of falling prices for SRECs or other environmental attributes. Utilities in many states are required by law or regulation to purchase a portion of their energy from renewable energy sources. Changes in state laws or regulations relating to SRECs may adversely affect the demand for, or availability of, SRECs or other environmental attributes and the future prices for such products. This could have an adverse effect on our business, financial condition and results of operations.

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We guarantee certain of the obligations of our projects and other subsidiaries, and a requirement to make a payment under such guarantee may have a material adverse effect on our financial condition or liquidity.

Our subsidiaries incur various types of debt and other obligations. Project non-recourse debt or obligations are repayable solely from the applicable project’s or entity’s future revenues and, in some cases, are secured by the project’s or entity’s physical assets, major contracts, cash accounts, and our ownership interests in other entities. While we seek to secure project non-recourse debt for our projects, in certain cases we are unable to do so, and thus may be liable for some of our subsidiaries’ obligations in connection with certain limited recourse debt or obligations, where we (or another of our subsidiaries) have provided a limited guarantee, making us directly liable to creditors or counterparties if our subsidiaries default on such obligations. To satisfy these obligations, we may be required to use amounts distributed by our other subsidiaries, as well as other sources of available cash, reducing the cash available to execute our business plan. In addition, if our subsidiaries default on their obligations under non-recourse financing or other agreements, we may decide to make payments to prevent the creditors of these subsidiaries from foreclosing on the relevant collateral (which foreclosure would result in a loss of our ownership interest in the subsidiary or in some or all of its assets). Such payments or losses could have a material adverse effect on our business, financial condition and results of operations.

The use of tax-equity arrangements to finance projects limits certain management rights and operational flexibility with respect to those projects, as well as our rights to cash flows, tax credits, and depreciation deductions generated by those projects.

A significant portion of the projects in our current portfolio have tax-equity financing arrangements in place, and we expect that some or all of our future projects will be financed with tax-equity arrangements. Under many of these arrangements, a tax-equity investor acquires an equity interest in the company that directly or indirectly owns the project, which entitles the tax-equity investor to a significant percentage of the tax credits and depreciation deductions generated by the project, as well as a percentage of the project’s cash flows (which may be significant in certain transactions), until a certain point in time. If a project underperforms, it could delay such point in time and, as a consequence, a tax-equity investor may become entitled to receive a greater percentage or, in some cases, all of the project’s cash flows until such point in time. The tax-equity investor also has the right to approve certain unanticipated management decisions with respect to the applicable project. These approval rights include decisions regarding material capital expenditures, replacement of major contracts, bankruptcy, and the sale of the applicable project. To the extent we want to take any of these project level actions at a project in which we co-invest with a tax-equity investor, we may be required to obtain the tax-equity investor’s consent prior to taking such action. As a result, compliance with our obligations to our tax equity investors may prevent us from making certain business decisions.

Disruptions in our supply chain for materials and components, alongside increased logistics costs, have adversely affected our business and may continue to do so.

Critical inputs to the manufacturing of solar panels and batteries, including those used in energy storage projects, may include lithium, cobalt, nickel, and various rare earth and other critical minerals. In particular, lithium, cobalt and nickel are critical inputs in the manufacturing of batteries, including the batteries used in our energy storage projects. These raw materials are in high demand, subject to price fluctuations and of limited availability. If manufacturers are not able to procure enough of these raw materials or components, or procure them in a timely manner, this may result in a shortage, which may have a material adverse effect on the development and maintenance of our projects and, in turn, on our business, financial condition, and results of operations. Such concerns may also impact other raw

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materials, such as steel and aluminum, which are used in the construction and maintenance of our solar energy systems. As a result of the COVID-19 pandemic and other disruptions, including shipping and transportation constraints, and political, social, or economic instability in regions where such components and materials are produced, there may be delays in, or increased costs associated with, obtaining the various raw materials or components used in our operations. Any change in the cost of solar panels, energy storage technology or other raw materials would impact the costs of constructing our projects and affect our financial results. In addition, both global and localized events could disrupt our international supply chains. For example, disruptions in the supply chain for modules and corresponding cost increases for modules have led to material delays in the construction of some of our projects, including in our New York state portfolio. Such costs may also increase as a result of any actions taken by governments to promote self-sufficiency or national security with regards to critical minerals or equipment, such as tariffs, import/export restrictions, or domestic procurement quotas, among others.

In addition to such risks of supply chain disruptions, jurisdictions are increasingly requiring companies to monitor for and address certain practices from their supply chain, including but not limited to certain labor practices and the procurement of conflict minerals. Such requirements may require us to incur substantial costs in order to comply and, to the extent such requirements are modified or expanded, we may be required to incur further substantial costs to maintain compliance.

We face competition from traditional utilities and renewable energy companies.

The solar energy industry and the broader clean energy industry are highly competitive and continually evolving, as market participants strive to distinguish themselves within their markets and compete with large incumbent utilities and new market entrants. We believe that our primary competitors are the traditional incumbent utilities that supply energy to our potential customers under highly regulated rate and tariff structures. We compete with these traditional utilities primarily based on price, predictability of price and the ease with which customers can switch to electricity generated by our renewable energy facilities. If we cannot offer compelling value to our customers based on these factors, then our business will not grow. Traditional utilities generally have substantially greater financial, technical, operational and other resources than we do, and as a result may be able to devote more resources to the research, development, promotion and sale of their products or respond more quickly to evolving industry standards and changes in market conditions than we can. Traditional utilities could also offer other value-added products or services that could help them to compete with us even if the cost of electricity they offer is higher than ours. In addition, the source of a majority of traditional utilities’ electricity is non-renewable, which may allow them to sell electricity more cheaply than electricity generated by our solar facilities. Such non-renewable generation is typically available for dispatch at any time, as it is not dependent on the availability of intermittent resources.

We also face risks that traditional utilities could change their volumetric-based (i.e., cents per kWh rate) and tariff structures to make distributed solar generation less economically attractive to their retail customers. Currently, net metering programs are utilized in a majority of states to support the growth of distributed generation facilities by requiring traditional utilities to reimburse certain of their retail customers for the excess power they generate at the level of the utilities’ retail rates rather than the rates at which those utilities buy power at wholesale. Certain states allow their traditional utilities to assess a surcharge on customers with solar facilities for their use of the utility’s grid, based on the size of the customer’s solar facility. This surcharge reduces the economic returns for the excess electricity that the solar facilities produce. These types of charges, which reduce or eliminate the economic benefits of net metering, if implemented across a large number of states, could significantly change the economic benefits of solar energy as perceived by traditional utilities’ retail customers.

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We also face competition from other renewable energy companies who may offer different products, lower prices and other incentives, which may impact our ability to maintain our customer base. As the solar industry grows and evolves, we will also face new competitors who are not currently in the market, such as an emerging energy storage market. The Inflation Reduction Act, through its combination of tax incentives and investments in renewable power projects and technologies, may lower barriers to entry into the renewable energy market which could have the effect of increasing competition, potentially eroding our market position and may result in continued downward pricing pressure on our PPAs. Our failure to adapt to changing market conditions and to compete successfully with existing or new competitors could limit our growth and could have a material adverse effect on our business and prospects.

Advances in technology could impair or eliminate the competitive advantage of our projects.

Technology related to the production and storage of renewable power and conventional power generation are continually advancing, resulting in a gradual decline in the cost of producing or storing electricity. If advances in technology further reduce the cost of producing or storing power, the competitive advantage of our existing projects may be significantly impaired or eliminated and our assets, liabilities, business, financial condition, results of operations and cash flow could be materially and adversely affected as a result.

The amount of uncontracted generation in our portfolio may increase.

As of June 30, 2022, 91% of our operating revenue was contracted over the following two to five years under a mix of short and long-term, fixed price contracts with creditworthy counterparties. In 2021, 2020 and 2019, 97%, 99% and 98%, respectively, of our operating revenue was contracted in each of those calendar years. The portion of our portfolio that is uncontracted may increase over time which would increase our exposure to variability in power prices, which could, in certain circumstances, have an adverse effect on our business, financial condition, ability to issue and/or refinance debt, results of operations and cash flows.

There is a risk that our concessions and licenses will not be renewed.

We hold concessions and licenses and we have rights to operate our facilities, which generally include rights to the land required for power generation and which are subject to renewal at the end of their terms. We generally expect that our concessions and licenses will be renewed. However, if we are not granted renewal rights, or if our concessions or licenses are renewed subject to conditions that impose additional costs or impose additional restrictions such as setting a price ceiling for energy sales, our profitability and operational activity could be adversely impacted.

Our use and enjoyment of real property rights for our solar facilities may be adversely affected by the rights of lienholders and leaseholders that are superior to those of the grantors of those real property rights to us.

Solar facilities generally are, and in the future are likely to be, located on land occupied by the facility pursuant to long-term easements and leases. The ownership interests in the land subject to these easements and leases may be subject to mortgages securing loans or other liens (such as tax liens) and other easement and lease rights of third parties (such as leases of oil or mineral rights) that were created prior to the facility’s easements and leases. As a result, the facility’s rights under these easements or leases may be subject, and subordinate, to the rights of those third parties. Although we take certain measures to protect ourselves against these risks, such measures may, however, be inadequate to protect us against all risk of loss of our rights to use the land on which our solar facilities are located, which could have an adverse effect on our business, financial condition and results of operations.

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The cost of operating our plants could increase for reasons beyond our control.

While we currently maintain an appropriate and competitive cost position, there is a risk that increases in our cost structure that are beyond our control could materially adversely impact our financial performance. Examples of such costs include compliance with new conditions imposed during a relicensing process, municipal property taxes and the cost of procuring materials and services required for maintenance activities.

We may experience equipment failure, including failures relating to solar panels and batteries.

Our solar energy and energy storage systems may not continue to perform as they have in the past and there is a risk of equipment failure due to wear and tear, latent defect, design error, operator error or early obsolescence, among other things, which could have a material adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow. Solar panels have shorter lifespans than other renewable energy sources, including hydroelectric assets. Spare parts for solar panels and key pieces of equipment may be difficult to acquire as a result of a limited number of suppliers of solar panels and other system components and equipment associated with solar facilities. Any resulting delay in replacing equipment could result in significant delays in returning facilities to full operation, which could adversely impact our business and financial condition. Additionally, although rare, lithium-ion and certain other batteries that may be used in energy storage projects, may on occasion rapidly release the energy they contain, resulting in flames that can ignite nearby materials as well as other battery cells. Equipment failure at our solar energy and energy storage systems could also result in significant personal injury or loss of life, damage to and destruction of property, plant and equipment and contamination of, or damage to, the environment and suspension of operations. In addition, we could face liability with respect to remedial costs at third-party disposal facilities where we have sent discarded equipment or other wastes. The occurrence of any one of these events may result in us being named as a defendant in lawsuits asserting claims for substantial damages, including for environmental cleanup costs, personal injury and property damage and fines and/or penalties.

Although we expect to benefit from various warranties, including construction, product quality, and performance warranties provided by our counterparties in connection with the construction of our solar energy and energy storage systems, the purchase of equipment necessary to operate our solar energy and energy storage systems, and certain other matters, our counterparties may default on their warranty obligations, including because such counterparties may become insolvent or cease operations. Even if a counterparty fulfills its obligations, many of our warranties do not cover reimbursement for lost revenue and we cannot guarantee any warranties will be sufficient to compensate us for all of our losses. Further, there are limitations in most warranties, including limits on liability. Many warranties have exclusions rendering them inapplicable if, for example, the owner does not follow the manufacturer’s operating instructions. We may disagree with a counterparty about whether a particular product defect, performance shortfall, or other similar matter is covered by a warranty, in whole or in part, as well as the manner in which any such matter should be resolved. As a result, enforcing any such warranty may be costly or impossible. Such costs may include significant out-of-pocket and internal expenses, some or all of which may not be recovered.

Moreover, we have provided production guarantees to certain off-takers in our PPAs. To the extent that the associated solar facilities become temporarily or permanently nonoperational, we will be liable to compensate the off-taker for the difference between the actual production and the guaranteed production amount, which could result in breaches of our PPAs and adversely impact our business and financial condition.

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The solar energy systems we own have a limited operating history and may not perform as we expect.

We expect that many of the solar energy systems that we currently own or that we may acquire in the future will not have commenced operations, have recently commenced operations or otherwise have a limited operating history. Of the solar energy systems in operation at the end of each of the following years, 15%, 16% and 2% achieved commercial operation in 2021, 2020 and 2019, respectively, and 16% and 2% achieved commercial operations as of June 30, 2022 and 2021, respectively. The ability of our solar energy systems to perform as we expect will also be subject to risks inherent in newly constructed renewable energy assets, including breakdowns and outages, latent defects, equipment that performs below our expectations, system failures and outages. As a result, our assumptions and estimates regarding the performance of these solar energy systems are, and will be, made without the benefit of a meaningful operating history, which may impair our ability to accurately assess the potential profitability of the solar energy systems and, in turn, our results of operations, financial condition and cash flows.

We may not effectively manage the Internalization Transaction or realize the anticipated benefits thereof.

The Internalization Transaction exposed us to risks to which we had not historically been exposed. Prior to the closing of the Internalization Transaction on August 4, 2022, we did not have any employees but had rather been externally managed by GSAM pursuant to a Management Services Agreement. Under the Management Services Agreement, GSAM dedicated to us a team of approximately 100 professionals with extensive experience spanning transaction sourcing and financial analysis, power markets and physical asset analysis in the solar industry. In addition to this dedicated team, GSAM provided risk management, legal, accounting, tax, information technology and compliance personnel, among others, who provide services to us.

On May 18, 2022, we entered into an agreement with OpCo, MN8 Energy, GSAM and the Special Interest Member to engage in the Internalization Transaction, which we closed on August 4, 2022. Pursuant to the Internalization Transaction, among other things, (i) the Management Services Agreement was terminated, (ii) we agreed to directly employ the approximately 100 professionals previously employed by GSAM that were dedicated to our business under the Management Services Agreement, and (iii) we entered into a transition services agreement with GSAM that provides for the provision of certain services to MN8 Energy, OpCo and us, including risk management, legal, accounting, tax, information technology and compliance, for a specified period of time following completion of the Internalization Transaction. The internalized company may encounter potential difficulties in the integration process which may result in the inability to successfully internalize corporate management or related corporate support functions in a manner that permits us to achieve the cost savings anticipated to result from the Internalization Transaction. Further, although we have closed the Internalization Transaction, we expect to continue to be reliant on GSAM for certain services such as information technology, investor relations, tax and accounting for a period of time after the closing of this offering pursuant to a transition services agreement. If we are unable to internalize or find other providers for these services within a reasonable time period, we may not achieve all of the expected benefits of the Internalization Transaction and our business, financial condition and results of operations could be materially and adversely affected.

In addition, while we currently have retained most GSAM employees who provided services to us pursuant to the Management Services Agreement, the failure to retain any such personnel, including members of our senior management, in the future could have significant adverse effects on our business and operations. We entered into agreements with certain members of our senior management that contain certain restrictions, including a restriction on engaging in activities that are deemed competitive with our business. Although we believe these covenants are enforceable under

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current law in the states in which we do business, there can be no guarantee that if these executives were to breach these covenants and engage in competitive activities, a court of law would fully enforce these restrictions. If these executives were to terminate their employment with us and engage in competitive activities, such activities could have a material adverse effect on our business, financial condition and results of operations. In addition, we expect the agreements we will enter into with such members of our senior management will provide that if their employment with us terminates under certain circumstances (including in connection with a change in control), then we may be required to pay them significant amounts of severance compensation, thereby making it costly to terminate their employment.

Further, our general and administrative expenses as an internalized company could be higher than our current expectations. The failure to smoothly transition services or retain employees, could result in the anticipated benefits of the Internalization Transaction not being realized in the timeframe currently anticipated or at all. As an employer, we are subject to those potential liabilities that are commonly faced by employers, such as workers’ disability and compensation claims, potential labor disputes and other employee-related liabilities and grievances, and we will bear the costs of the establishment and maintenance of employee benefit plans. There may be other unforeseen costs, expenses and difficulties associated with operating as an internally managed company. Any of these foregoing risks could materially adversely affect our business, financial condition and results of operations.

We may be unable to identify sufficient investment opportunities and complete transactions as planned.

Our strategy for building value is to seek to acquire or develop high-quality assets that generate sustainable and increasing cash flows, with the objective of achieving appropriate risk-adjusted returns on our invested capital over the long-term. However, there is no certainty that we will be able to find sufficient investment opportunities and complete transactions that meet our investment criteria. Our investment criteria consider, among other things, the financial, operating, and strategic merits of a proposed acquisition including whether we expect it will meet our targeted return hurdle and, as such, there is no certainty that we will be able to continue growing our group’s business by making acquisitions or developing assets at attractive returns. Competition for assets is significant and competition from other well-capitalized investors or companies may significantly increase the purchase price or prevent us from completing an acquisition. We may also decline opportunities that we do not believe meet our investment criteria, which our competition may pursue instead. Further, our growth initiatives may be subject to a number of closing conditions, including, as applicable, third-party consents, regulatory approvals (including from antitrust authorities) and other third-party approvals or actions that are beyond our control. If all or some of our growth initiatives are unable to be completed on the terms agreed, we may need to delay certain acquisitions or abandon them altogether. If returns are lower than anticipated from such initiatives, we also may not be able to achieve growth in our distributions in line with our stated goals and the market value of our shares may decline.

We may not consummate the NES Acquisition, and this offering is not conditioned on the consummation of the NES Acquisition.

We intend to consummate the NES Acquisition, which is subject to the satisfaction of customary closing conditions, at or around the time of consummation of this offering. See “Prospectus Summary—Recent Developments.” However, there can be no assurance that the closing conditions in the NES MIPA will be satisfied or that the NES Acquisition will be consummated on the terms currently contemplated or at all. Further, we may, prior to the consummation of this offering, receive additional capital contributions from the Existing Owners that may not ultimately be used to fund the NES Acquisition. In such event, our management would have broad flexibility in its use of such proceeds, and could apply such proceeds in ways that you or other stockholders may not approve.

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This offering is not conditioned on the consummation of the NES Acquisition. Therefore, upon the closing of this offering, you will become a holder of our common stock regardless of whether the NES Acquisition is consummated, delayed or terminated. If the NES Acquisition is delayed or terminated, the price of our common stock may decline to the extent that the price of our common stock reflects a market assumption that the NES Acquisition will be consummated on the terms described herein.

If we choose to acquire or lend to projects before they are operational, we will be subject to risks associated with projects that remain under development or construction.

As part of our business strategy, we may choose to acquire or lend to projects that have not yet commenced operations and remain under development or construction. Our development pipeline of pre-construction projects consists of approximately 4.0 GW in solar capacity and approximately 1.1 GW (or approximately 4.3 GWh) in energy storage capacity as of June 30, 2022. These projects are in various stages of the development process and we are targeting commercial operation dates between 2023 and 2028. There can be no assurance that our pipeline will be converted into completed projects or generate revenues or that we can obtain the necessary financing to construct these projects. As we develop our pipeline organically or through acquisitions, some of the projects in our pipeline may not be completed or proceed to construction. There may be delays or unexpected developments in completing any future construction projects, which could cause the construction costs of these projects to exceed our expectations, result in substantial delays or prevent the project from commencing commercial operation. Various factors could contribute to construction-cost overruns, construction halts or delays or failure to commence commercial operation, including:

•	delays in obtaining, or the inability to obtain, necessary permits and licenses;

•	delays and increased costs related to the interconnection of new projects to the transmission system;

•	the inability to acquire or maintain land use and access rights;

•	the failure to receive contracted third-party services;

•	interruptions to dispatch at our projects;

•	supplier interruptions;

•	work stoppages;

•	labor disputes;

•	weather interferences;

•	force majeure events;

•	changes in laws;

•

unforeseen engineering, environmental and geological problems, including discoveries of contamination, protected plant or animal species or habitat, archaeological or cultural resources or other environment-related factors;

•	unanticipated cost overruns in excess of budgeted contingencies; and

•	failure of contracting parties to perform under contracts, including the engineering, procurement and construction provider.

In addition, where we have a relationship with a third party to complete construction of a construction project, we are subject to the viability and performance of the third party. Our inability to find a replacement contracting party, where the original contracting party has failed to perform, could result in the abandonment of the construction of such project, while we could remain obligated under

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other agreements associated with the project, including offtake agreements, which may result in a default or termination of such offtake agreement, the imposition of liquidated damages or termination payments, or the loss of performance security.

Moreover, we may not be successful in achieving commercial operations for our projects that are under construction and in our development pipeline. The completion of solar energy and energy storage systems involves numerous risks and uncertainties including the risks set forth elsewhere in this prospectus. These risks and uncertainties may prevent some projects from progressing to construction and commercial operations. In addition, for a variety of reasons, we may elect not to proceed with the development or construction of a project currently in our fleet or in our development pipeline. Our growth depends on our continued ability to progress projects to commercial operations and our results in the future may not be consistent with our expectations or historical results.

Any of these risks could cause our financial returns on these solar energy systems to be lower than expected or otherwise delay or prevent the completion of such project or distribution of cash to us, or could cause us to operate below expected capacity or availability levels, which could have a material adverse effect on our ability to grow our business and generate sustainable and increasing cash flows.

Our growth strategy depends on the widespread adoption of solar energy and energy storage technology.

The market for solar energy and energy storage products is emerging and rapidly evolving, and our future success is uncertain. If solar energy technology proves unsuitable for widespread commercial deployment or if demand for solar energy and energy storage products fails to develop sufficiently, we may have difficulty in identifying and developing a pipeline of high-quality assets that meet our investment criteria, which could affect our ability to generate sustainable and increasing cash flows. The factors influencing the widespread adoption of solar energy and energy storage technology include but are not limited to:

•	cost-effectiveness of solar energy and energy storage technologies as compared with conventional and non-solar alternative energy technologies;

•	performance and reliability of solar energy and energy storage systems as compared with conventional and non-solar alternative energy products;

•	continued deregulation of the electric power industry and broader energy industry;

•

fluctuations in economic and market conditions which impact the viability of conventional and non-solar alternative energy sources, such as increases or decreases in the prices of oil and other fossil fuels or in the prices or availability of minerals critical to the solar energy and energy storage sectors; and

•	availability of governmental subsidies and incentives.

We may be unable to efficiently acquire a large number of additional “middle-market” solar energy systems or otherwise adapt to the needs of our customer base.

We have historically targeted a significant portion of our investments in “middle-market” solar energy systems. The term “middle-market” includes solar energy systems that are larger than typical residential rooftop installations but smaller than large “utility-scale” installations, and that are expected to generally have generating capacity of between one and fifty MW. Projects on the lower end of this range include those referred to as “distributed generation”, “commercial and industrial” or “C&I” projects. Transaction costs associated with opportunities in middle-market solar energy systems are often high relative to opportunity size. Although we expect to develop efficiencies, such efficiencies may not materialize. If these efficiencies do not materialize, transaction costs associated with

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participating in middle-market solar energy systems may be higher than forecasted, resulting in lower than expected economic returns or a decision not to acquire a particular asset. Further, the current size of the middle-market relative to other segments of the renewable energy market in the U.S. is small, and there is no certainty regarding whether our customer base will remain active in the middle-market segment. If we are unable to identify a sufficient number of middle-market acquisition opportunities, we may be unable to deploy capital for such projects.

Our strategy is to tailor our products and services to the needs of our customers. Customer needs may change over time. Given our historical focus on middle-market solar energy systems, we may be unable to effectively identify, acquire, develop and operate solar energy systems in other segments of the solar energy market. Accordingly, we may be unable to adapt to changing market dynamics and the requirements of our enterprise customers. If we are unable to do so, our financial condition, results of operations and cash flow could be materially and adversely affected.

We have recently added energy storage systems to our fleet. Such projects may present construction and operational issues and other unforeseen challenges associated with deploying new technology.

The inclusion of energy storage systems in our fleet will require us to make assumptions regarding their useful life, cost of operations, need for insurance, likelihood of claims against warranties, and other such factors relating to their successful operation. For example, risks associated with the relatively unproven nature of energy storage systems, such as the risk of fire or explosion, increase the level of unpredictability in making assumptions relating to the costs associated with our fleet. Because we have less experience developing, building, and operating energy storage systems than solar energy systems, we may be more likely to make assumptions regarding such matters that prove to be incorrect. We may also be unable to develop, construct, or operate such systems successfully or profitably. Failure to accurately estimate such inputs may result in the related PPAs not being attractive, or not being as attractive as anticipated, which could in turn negatively affect our business. Similarly, incorrect assumptions on the nature of costs to operate such assets or the kind or amount of warranty protection such systems are likely to need, could, in turn, negatively affect our business.

Our business is concentrated in certain markets, putting us at risk of region-specific disruptions.

As of June 30, 2022, approximately 63%, 10% and 5% of our solar energy and energy storage systems were located in California, New Jersey and Arizona, respectively. In addition, we expect much of our near-term future growth to occur in these same markets, further concentrating our operational infrastructure. Accordingly, our business and results of operations are particularly susceptible to adverse economic, regulatory, political, weather and other conditions in such markets and in other markets that may become similarly concentrated. Any of these conditions, even if only in one such market, could have a material adverse effect on our business, financial condition and results of operations. In addition, all of our current solar energy and energy storage systems are located in the U.S. and its territories, which makes us particularly susceptible to adverse changes in U.S. tax laws.

The ability to deliver electricity to our various counterparties requires the availability of and access to interconnection facilities and transmission systems.

Our ability to sell electricity is impacted by the availability of, and access to, the various transmission systems to deliver power to our contractual delivery point and the arrangements and facilities for interconnecting the generation projects to the transmission systems. The absence of this availability and access, our inability to obtain reasonable terms and conditions for interconnection and

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transmission agreements, the operational failure or decommissioning of existing interconnection facilities or transmission facilities, the lack of adequate capacity on such interconnection or transmission facilities, curtailment as a result of transmission facility downtime, or the failure of any relevant jurisdiction to expand transmission facilities, may have a material adverse effect on our ability to deliver electricity to its various counterparties or the requirement of counterparties to accept and pay for energy delivery, which could materially and adversely affect our assets, liabilities, business, financial condition, results of operations and cash flow.

Counterparties to our contracts may not fulfill their obligations.

If, for any reason, any of the purchasers of power under our PPAs are unable or unwilling to fulfill their contractual obligations under the relevant PPA or if they refuse to accept delivery of power pursuant to the relevant PPA, our assets, liabilities, business, financial condition, results of operations and cash flow could be materially and adversely affected as we may not be able to replace the agreement with an agreement on equivalent terms and conditions. External events, such as a severe economic downturn, could impair the ability of some counterparties to the PPAs or some customers to pay for electricity received. In addition, inadequate performance by counterparties to operation and maintenance contracts related to certain of its assets or investments may increase the risk of operational or mechanical failures of such facilities.

We will be exposed to credit, commodity price and interest rate risk.

We may acquire solar energy systems that expose us to credit, commodity price and interest rate risk. “Credit risk” refers to the likelihood that a company will default in the payment of principal and/or interest on an instrument. Financial strength and solvency of a company are the primary factors influencing credit risk. In addition, lack or inadequacy of collateral or credit enhancement for a debt instrument may affect its credit risk. Credit risk may change over the life of an instrument. Securities that are rated by rating agencies are often reviewed and may be subject to downgrade, which generally results in a decline in the market value of such security. “Commodity price risk” refers to the risk of loss in cash flows and future earnings from adverse changes in the price of electricity and of tax attributes such as SRECs. “Interest rate risk” refers to the risks associated with market changes in interest rates. Interest rate changes may affect the value of a debt instrument indirectly (especially in the case of fixed rate securities) and directly (especially in the case of instruments whose rates are adjustable). Interest rate sensitivity is generally more pronounced and less predictable in instruments with uncertain payment or prepayment schedules. Current economic and market conditions, which include a volatile credit market, may accentuate credit, commodity price and interest rate risks and expose us to a greater risk of loss.

Most of our customer contracts do not include inflation-based price increases and sustained levels of high inflation could materially adversely impact our business.

Most of our customer contracts do not contain inflation-based price increase provisions. To the extent that the jurisdictions in which we operate experience high rates of inflation, which increases our operating costs, we may not be able to generate sufficient revenues to offset the effects of inflation, which could materially and adversely affect our business, financial condition, results of operations and cash flows. Historically, the renewable energy industry has seen extended periods of declining costs. However, during 2021 and thus far in 2022 a number of macroeconomic, political and other factors have led to sustained periods of increasing global and domestic price inflation. Inflation in our industry has the effect of increasing the actual and expected costs of land, raw materials and labor as well as other goods and services needed to operate our business, which in turn raises the costs of developing, constructing, and operating our projects. Accordingly, continued periods of heightened inflation may have an adverse impact on our business, financial condition and results of operations. Moreover, there

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is no guarantee that recently-enacted legislation such as the Inflation Reduction Act will effectively reduce the inflationary pressures on our business. Further, in addition to the direct impact of cost increases, sustained levels of high inflation have caused the U.S. Federal Reserve and other central banks to increase benchmark interest rates, which can have the effects of raising the cost of capital and depressing economic growth, either of which—or the combination thereof—could materially adversely impact our business.

The operation of our fleet and development of our pipeline could be affected by local communities.

We may become impacted by the interests of local communities and stakeholders, including in some cases, indigenous peoples, that affect the operation of our facilities. Certain of these communities may have or may develop interests or objectives which are different from or even in conflict with our objectives, including the use of our project lands. Any such differences could have a negative impact on the successful operation of our fleet and the development of our pipeline. As well, disputes surrounding, and settlements of, indigenous land claims regarding lands on or near our generating assets could interfere with operations and/or result in additional operating costs or restrictions, as well as adversely impact the use and enjoyment of our real property rights with respect to our fleet and pipeline.

We rely on computerized business systems, which could expose us to cyber-attacks.

Our business relies on information technology. In addition, our business relies upon telecommunication services to remotely monitor and control our assets and interface with regulatory agencies, wholesale power markets and customers. The information and embedded systems of key business partners, including suppliers of the information technology systems on which they rely, and regulatory agencies are also important to our operations. In light of this, we may be subject to cyber security risks or other breaches of information technology security intended to obtain unauthorized access to our proprietary information and that of our business partners, destroy data or disable, degrade, or sabotage these systems through the introduction of computer viruses, fraudulent emails, cyber-attacks and other means, and such breaches could originate from a variety of sources including our own employees or unknown third parties. There can be no assurance that measures implemented to protect the integrity of these systems will provide adequate protection, and any such breach of our information technology could go undetected for an extended period of time. A breach of our cyber security measures or the failure or malfunction of any of our computerized business systems, associated backup or data storage systems could cause us to suffer a disruption in one or more parts of our business and experience, among other things, financial loss, a loss of business opportunities, misappropriation or unauthorized release of confidential or personal information, damage to our systems and those with whom we do business, violation of privacy and other laws, litigation, regulatory penalties and remediation and restoration costs as well as increased costs to maintain our systems. Cyber-security breaches or failures of our information technology systems could have a material adverse effect on our business operations, financial reporting, financial condition and results of operations, and result in reputational damage.

There can be no guarantee that newly developed technologies that we invest in will perform as anticipated.

We may invest in and use newly developed, less proven, technologies in our development projects or in maintaining or enhancing our existing assets. There is no guarantee that such new technologies will perform as anticipated. The failure of a new technology to perform as anticipated may materially and adversely affect the profitability of a particular development project or existing asset.

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Performance of our operating entities may be harmed by future labor disruptions and economically unfavorable collective bargaining agreements.

Certain of our subsidiaries may in the future be parties to collective agreements that expire periodically and those subsidiaries may not be able to renew their collective agreements without a labor disruption or without agreeing to significant increases in cost. In the event a labor disruption such as a strike or lock-out should occur in the future, the ability of our solar energy systems to generate electricity may be impaired and our results from operations and cash flow could be materially and adversely affected.

Some of our transactions and current operations are structured as joint ventures, partnerships and consortium arrangements, and we intend to continue to operate in this manner in the future, which may reduce our influence over our operating subsidiaries and may subject us to additional obligations.

Some of our transactions and current operations are structured as joint ventures, partnerships and consortium arrangements. These arrangements are driven by the magnitude of capital required to complete acquisitions of generating assets, strategic partnering arrangements to access operating expertise, and other industrywide trends that we believe will continue. Such arrangements involve risks not present where a third party is not involved, including the possibility that partners or co-venturers might become bankrupt or otherwise fail to fund their share of required capital contributions. Additionally, partners or co-venturers might at any time have economic or other business interests or goals different from those of our management, GSAM and/or our shareholders.

While our strategy is to structure these arrangements to afford us certain protective rights in relation to operating and financing activities, joint ventures, partnerships and consortium investments may provide for a reduced level of influence over an acquired company because governance rights are shared with others. Accordingly, certain unanticipated management decisions relating to the underlying operations and financing activities, including decisions relating to the management and operation, the investment of capital within the arrangement, and the timing and nature of any exit, will be made by a majority or supermajority vote of the investors or by separate agreements that are reached with respect to individual decisions. In addition, such operations may be subject to the risk that other investors may make business, financial or management decisions with which we do not agree, or the management of the applicable company may take risks or otherwise act in a manner that does not serve our interests. Because we may have a reduced level of influence over such operations, we may not be able to realize some or all of the benefits that we believe will be created from our involvement. If any of the foregoing were to occur, our business, financial condition and results of operations could suffer as a result.

In addition, because some of our transactions and current operations are structured as joint ventures, partnerships or consortium arrangements, the sale or transfer of interests in some of our operations are or may be subject to rights of first refusal or first offer, tag along rights or drag along rights and some agreements provide for buy-sell or similar arrangements. Such rights may be triggered at a time when we may not want them to be exercised and such rights may inhibit our ability to sell our interest in an entity within our desired time frame or on any other desired basis.

Changes in demand for power or power derived from renewable energy sources specifically may adversely affect our business.

Demand for power is affected by a variety of factors, which are not necessarily within our control. Slow growth or an overall reduction in demand for power, such as through improvements in energy efficiency, could have a material adverse effect on our business prospects, financial condition and results of operations. Demand for renewables is affected by a complex interaction of economic and political pressures and environmental preferences. There are uncertainties associated with the timing

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of fossil fuel plant retirements—in part driven by environmental regulations—and with the scale, pace and structure of replacement capacity. Slow growth or volatility in the demand for renewable energy specifically could also have a material adverse effect on our plan to grow our business.

Additionally, the development of new renewable energy sources and the overall growth of the renewable energy industry has generally been supported by various local, state or provincial, national, supranational and international policies. For example, the renewable energy market currently benefits from the availability of certain financial and regulatory support, enhancing the attractiveness of renewable energy to purchasers and the economic return available. Various government bodies provide incentives to owners, manufacturers, distributors, system integrators, and end users of renewable energy products, to include financial incentives such as tax credits and rebates. Such incentives vary widely in scope and duration by jurisdiction. To the extent these supports and incentives expire, it may reduce the demand for and negatively impact the market for renewable energy. For example, some jurisdictions have RPSs for electric power generation, mandating that a certain percentage of the grid be powered by renewable energy. Several jurisdictions are expected to reach their current RPS targets within the next several years. If these targets are not increased, if they are decreased, or if other financial and regulatory incentives are not extended, the demand for additional renewable generation could decrease. This could adversely impact the economic value of our existing and planned operations, which may have a material adverse effect on our business, prospects, and financial condition. Alternatively, to the extent that such programs and incentives are implemented or extended, but in a form where we are ineligible to participate or take advantage but our competitors or customers are, or where these programs and incentives provide greater benefits to our competitors, this may impact the demand for our products and services. For instance, some states may implement “Clean Energy Standards” which may, in addition to renewables, contemplate the use of nuclear, carbon capture, and other renewable energy alternatives.

Any political changes in the jurisdictions in which we operate, particularly those that reduce, eliminate, or cause to expire government incentives for renewable energy, may impact the competitiveness of renewable energy or the growth of the industry generally and the economic value of certain of our projects in particular.

Developments in alternative energy transition, energy efficiency technologies and energy storage could negatively impact the demand for our capacity, power generation, and battery operations.

Renewable energy production, such as solar and battery, face competition from several other energy transition technologies, to include hydrogen and fossil fuel energy generation paired with carbon capture, utilization, and sequestration (“CCUS”), among others. The demand for renewable energy may be materially and adversely affected by the development of such alternative technologies. For example, CCUS may improve the emissions profile of natural gas such that it maintains a role as a preferred alternative to renewable-based electricity generation. Similarly, hydrogen may be considered a better means of energy production than renewables or a better long-term or long-distance energy storage mechanism than batteries. Regulatory bodies could adopt rules that favor certain forms of energy generation and storage over others, which may not include renewables, such as solar, or battery storage. Alternative storage technologies may limit the demand for lithium-ion batteries or similar electrochemical technologies. If any of the above cause or contribute to a lower demand for electricity generated from renewable sources, particularly solar, or battery storage, it could adversely impact our long-term growth, business, results of operations, and financial condition.

Additionally, advances in energy efficiency technologies may reduce the demand for electricity and, subsequently, for our products and services. For more information, see our risk factor titled “Changes in demand for power or power derived from renewable energy sources specifically may adversely affect our business.”

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Changes in our credit ratings may have an adverse effect on our financial position and ability to raise capital.

Our cost of borrowing under our credit facilities and our ability and the terms under which we may access the credit markets are affected by credit ratings assigned to us by the major credit rating agencies. These ratings are premised on our performance under assorted financial metrics and other measures of financial strength, business and financial risk, industry conditions, timeliness of financial reporting and other factors determined by the credit rating agencies. Our current ratings have served to lower our borrowing costs and facilitate access to a variety of lenders. However, there can be no assurance that our credit ratings or outlook will not be lowered in the future in response to adverse changes in these metrics and factors caused by our operating results or by actions that we take, that reduce our profitability, or that require us to incur additional indebtedness for items such as substantial acquisitions, significant increases in costs and capital spending in security and IT systems, significant costs related to settlements of litigation or regulatory requirements or by returning excess cash to shareholders through dividends. A downgrade of our credit ratings would increase our cost of borrowing, negatively affect our ability to access the capital markets on advantageous terms, or at all, negatively affect the trading price of our securities, and have a significant negative impact on our business, financial condition and results of operations.

We have and will continue to have high levels of indebtedness and our relatively large fixed costs magnify the impact of revenues fluctuations on our operating results.

We had $2.1 billion of indebtedness as of June 30, 2022, primarily consisting of $221.5 million outstanding under our Subscription Facility (defined below), $222.5 million outstanding under our Warehouse Facility (defined below), $432.3 million, $587.9 million and $250.5 million outstanding under our secured notes due 2044, 2046 and 2047, respectively, and $355.7 million of project-level debt, as discussed more fully in note 7 to our consolidated financial statements. In connection with the consummation of this offering, we intend to fully repay and terminate the Subscription Facility and enter into the Revolver. For more information, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Project and Corporate-Level Financing” and “Use of Proceeds.”

Because borrowings under our Subscription Facility and Warehouse Facility bear interest at variable rates, and because we expect borrowings under our Revolver will bear interest at variable rates, any increase in interest rates on debt that we have not fixed using interest rate swap agreements will increase our interest expense, reduce our cash flow or increase the cost of future borrowings or refinancings. Our indebtedness could have important consequences to our investors, including, but not limited to:

•	increasing vulnerability to, and reducing its flexibility to respond to, general adverse economic and industry conditions;

•

requiring the dedication of a substantial portion of cash flow from operations to the payment of principal of, and interest on, our indebtedness, thereby reducing the availability of such cash flow to fund working capital, capital expenditures, acquisitions, joint ventures or other general corporate purposes;

•	limiting flexibility in planning for, or reacting to, changes in our business and the competitive environment; and

•	limiting our ability to borrow additional funds and increasing the cost of any such borrowing.

Other than variable rate debt, we believe our business has relatively large fixed costs and low variable costs, which magnifies the impact of revenue fluctuations on our operating results. As a result, a decline in our revenues may lead to a relatively larger impact on operating results. A substantial portion of our operating expenses will be related to general and administrative expenses and

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operations and maintenance expenses, none of which can be adjusted quickly and some of which cannot be adjusted at all. Our operating expense levels will be based on our expectations for future revenues. If actual revenues are below management’s expectations, or if our expenses increase before revenues do, both revenues less transaction-based expenses and operating results would be materially and adversely affected. Because of these factors, it is possible that our operating results or other operating metrics may fail to meet the expectations of stock market analysts and investors. If this happens, the market price of our common stock may be adversely affected.

We are subject to non-competition covenants under the Internalization Agreement, which may limit our operations in certain respects.

We are subject to non-competition covenants in the Internalization Agreement, until the earlier of (i) the six year anniversary of the completion of this offering or (ii) if a specified change of control transaction has occurred, the later of the second anniversary of completion of this offering or the date of the specified change of control transaction. During this period of time, subject to certain exceptions, we will generally be prohibited from (i) (A) providing or agreeing to provide recommendations with respect to the purchase or sale of assets of any type for non-affiliates in exchange for compensation (other than certain compensation typically received by operating companies in our industry), (B) meeting the definition of an investment company or an investment advisor under the Investment Company Act of 1940, as amended, and (C) certain other activities that would require us to act in a fiduciary capacity or participate in capital raising transactions on behalf of third parties in exchange for compensation (collectively, and as further defined in the Internalization Agreement, “Investment Management Activities”), (ii) owning any interest in an entity engaged in such Investment Management Activities and (iii) receiving or having a contractual right to receive consideration relating to Investment Management Activities on behalf of any person other than the Company, OpCo or MN8 Energy LLC and any direct or indirect subsidiary of the Company, OpCo or MN8 Energy LLC. For additional information, please see “Certain Relationships and Related Party Transactions—Internalization Agreement”.

Uncertainty relating to the phasing out of LIBOR may result in our paying increased interest under our credit facilities.

In July 2017, the U.K. Financial Conduct Authority, which regulates LIBOR, announced that it will no longer persuade or compel banks to submit rates for the calculation of LIBOR after 2021. As a result, LIBOR was discontinued at the end of 2021.

Borrowings under our credit facilities bear interest at rates determined using LIBOR as the reference rate, except for our Subscription Facility, which was amended during the first quarter of 2022 and will utilize the secured overnight financing rate. At this time, it is not possible to predict the effect that any discontinuance, modification or other reform of LIBOR or any other reference rate, or the establishment of alternative reference rates, may have on LIBOR, other benchmarks, or LIBOR-based debt instruments such as our credit facilities. However, the use of alternative reference rates or other reforms could cause the interest rates payable under our credit facilities to be substantially higher than we would otherwise have expected.

Risks Related to Taxes and Regulations

We may fail to comply with the conditions in, or may not be able to maintain, our governmental permits.

Our solar energy and energy storage systems are, and any assets which we may acquire will be, required to comply with numerous supranational, federal, regional, state, provincial and local statutory and regulatory standards and to maintain numerous licenses, permits and governmental approvals required for operation. Some of the licenses, permits and governmental approvals that have been issued to our operations contain conditions and restrictions, or may have limited terms. If we fail to

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satisfy the conditions or comply with the restrictions imposed by our licenses, permits and governmental approvals, or the restrictions imposed by any statutory or regulatory requirements, we may become subject to regulatory enforcement or be subject to fines, penalties or additional costs or revocation of regulatory approvals, permits or licenses. In addition, if we are not able to renew, maintain or obtain all necessary licenses, permits and governmental approvals required for the continued operation or further development of our projects, the operation or development of our assets may be limited or suspended. Our failure to renew, maintain or obtain all necessary licenses, permits or governmental approvals may have a material adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow.

We may be involved in litigation and other disputes and may be subject to governmental and regulatory investigations.

In the normal course of our operations, we and our affiliates may be involved in various legal actions such as contractual disputes and other litigation that could expose us to liability for damages and potential negative publicity associated with such legal actions. The outcome with respect to outstanding, pending or future actions cannot be predicted with certainty and may be adverse to us and, as a result, could have an adverse effect on our assets, liabilities, business, financial condition, results of operations, cash flow and reputation. We and our affiliates are also subject to governmental or regulatory investigations from time to time. Governmental and regulatory investigations, regardless of its outcome, are generally costly, divert management attention, and have the potential to damage our reputation. The unfavorable resolution of any governmental or regulatory investigation could result in criminal liability, fines, penalties or other monetary or non-monetary remedies and could materially affect our business or results of operations.

We are subject to complex environmental, health, and safety laws and regulations that may affect our operations.

Our operations are subject to numerous environmental, health, and safety (“EHS”) laws and regulations in the jurisdictions in which we operate. These laws and regulations require that we obtain, maintain, and comply with permits, licenses, and other approvals, engage in review processes, and implement EHS programs and procedures to control risks associated with the siting, construction, operation, and decommissioning of power projects. Some projects, in order to obtain permits, licenses, and other approvals, are required to undergo environmental impact assessments and, if applicable, install or undertake programs that safeguard protected species, sites, or otherwise limit the impacts of their operations. If such programs are unsuccessful, our projects could be subject to increased levels of delay; costly mitigation or remediation requirements; operational curtailment; penalties; or revocation of our permits. Moreover, various parties may choose to challenge certain of our permits or authorizations or bring legal complaints for alleged non-compliance with laws and regulations. This may cause us to incur defense costs and/or perform additional mitigation or remedial activities or otherwise delay construction activities. We may also be subject to local opposition, to include efforts by environmental groups, which could attract negative publicity or have an adverse impact on our reputation and ability to timely complete projects.

Our operations are subject to stringent and complex laws and regulations relating to the generation, use, handling, storage, recycling, disposal and exposure to solid and hazardous wastes, which laws are subject to change. In the course of our operations, we may generate solid or certain hazardous wastes through the disposal of solar panels, spent batteries, and other materials utilized in our operations. Additionally, environmental laws can result in the imposition of liability in connection with end-of-life system disposal, to include the disposal of and recycling of solar panels or batteries, amongst other wastes generated in connection with our operations. These laws, such as the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), may impose strict, joint, and several liability, without regard to fault or the legality of the activities giving rise to the

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claim, for the investigation and remediation of areas where hazardous substances may have been released or disposed. We may also become liable under certain of these laws and regulations for costs to investigate or remediate contamination at properties we own or operate, that we formerly owned or operated, or that have received our hazardous waste for disposal or treatment. Remediation liabilities can be substantial, the costs of which may not be covered by insurance.

We may also incur substantial costs to maintain compliance with EHS laws and regulations. Such costs could increase if existing laws and regulations are revised or reinterpreted or if new laws or regulations become applicable to our operations. Any failure to comply with such laws and regulations may result in the imposition of restrictions on our operating activities, adverse publicity, administrative, civil or criminal liabilities, injunctions, third-party property damage or personal injury claims, investigatory, cleanup or other remedial costs, or other adverse effects on our business, financial condition, or results of operations. Furthermore, future developments such as more stringent enforcement policies, or the discovery of presently unknown environmental conditions may require expenditures that could have an adverse effect on our business, financial condition, and results of operations. Additionally, changes in wholesale market structures or rules, such as generation curtailment requirements or limitations to access the power grid, could have a material adverse effect on our ability to generate revenues from our facilities and any environmental attributes we may generate in connection with our operations. For example, in North America, many of our assets are subject to the operating and market-setting rules determined by independent system operators. These independent system operators could introduce rules that adversely impact our operations by limiting our ability to recover certain costs or by favoring certain types of power generation over others.

Our operations also require us to ensure our employees receive adequate training and guidance to follow the health, safety, and security policies, procedures, and programs we implement in order to effectively comply with applicable EHS laws and regulations. The consequences of our employees receiving inadequate training or failing to follow the policies, procedures, and programs in place could be harmful to us, impairing our operations, causing us to incur significant legal liability or fines, result in reputational damage, and negatively impacting employee morale. In addition, worker safety incidents occurring in connection with our operations could expose us to personal injury claims or fines and penalties from governmental authorities, the costs of which may not be covered by insurance. The occurrence of any of these events or any changes, additions to or more rigorous enforcement of EHS laws and regulations could have an adverse impact on operations and result in additional material expenditures. Additional EHS issues relating to presently known or unknown matters may require unanticipated expenditures, or result in fines, penalties or other consequences (including changes to operations) that may be adverse to our business and results of operations. See “Business—Environmental Laws and Regulations” for additional information regarding certain environmental requirements applicable to our operations.

Our business is subject to physical hazards that could result in substantial liabilities and weaken our financial condition.

We are subject to a number of federal and state laws and regulations relating to our workforce, including the federal Occupational Safety and Health Act, as amended (“OSHA”), which establishes requirements to protect the health and safety of workers. Many of our operations expose our workers to heavy equipment, mechanical failures, hazardous conditions, transportation accidents, adverse weather conditions, and the risk of damage to equipment and property. These hazards can cause personal injuries and loss of life, severe damage to or destruction of property and equipment and other consequential damages and could lead to suspension of operations, large damage claims and litigation which could, in some cases, substantially exceed the amount we charge for the associated services. The occurrence of accidents in our business could result in significant liabilities, worker turnover, increase the costs of our projects, or harm our ability to perform under our contracts or enter into new customer contracts, all of which could materially adversely affect our business, financial condition, results of

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operations, profitability, cash flows and growth prospects. Further, to the extent our reputation or safety record is adversely affected, our customer relationships may be negatively impacted.

Our operations are highly regulated and may be exposed to increased regulation, which could result in additional costs to us.

Our solar energy systems are subject to extensive regulation by various government agencies and regulatory bodies in different countries at the federal, regional, state, provincial and local level. As legal requirements frequently change and are subject to interpretation and discretion, we may be unable to predict the ultimate cost of compliance with these requirements or their effect on our operations. Any new law, rule or regulation could require additional expenditure to achieve or maintain compliance or could adversely impact our ability to generate and deliver energy. Also, operations that are not currently regulated may become subject to regulation, which could result in additional cost to its business.

Electric utility policies and regulations, including those affecting electric rates, may present regulatory and economic barriers to the purchase and use of solar energy systems that may significantly reduce demand for electricity from our solar energy systems and adversely impact our results of operations.

Federal, state and local government regulations and policies concerning the electric utility industry, utility rates and rate structures and internal policies and regulations promulgated by electric utilities, heavily influence the market for electricity generation products and services. These regulations and policies often relate to electricity pricing. Policies and regulations that promote renewable energy and distributed energy generation have been challenged by centralized electric utilities and questioned by those in government and others arguing for less governmental spending and involvement in the energy market. To the extent such views are reflected in government policies and regulations, the changes in such policies and regulations could adversely affect our business, financial condition and results of operations. Furthermore, any effort to overturn federal and state laws, regulations or policies that are supportive of solar energy generation and energy storage or that remove costs or other limitations on other types of energy generation that compete with solar energy systems could materially and adversely affect our business.

In the U.S., governmental authorities and state public service commissions that determine utility rates, rate structures and the terms and conditions of electric service continuously modify these regulations and policies. These regulations and policies could result in a significant reduction in the potential demand for electricity from our solar energy and energy storage systems and could deter customers from entering into PPAs with us or from re-contracting PPAs on terms favorable to us.

Increases in the cost or reduction in supply of solar energy and energy storage system components due to tariffs or trade restrictions imposed by the U.S. government could have an adverse effect on our business, financial condition and results of operations.

China is a major producer of solar cells and other solar products. Certain solar cells, modules, laminates and panels from China are subject to various U.S. antidumping and countervailing duty rates, depending on the exporter supplying the product, imposed by the U.S. government as a result of determinations that the U.S. was materially injured as a result of such imports being sold at less than fair value and subsidized by the Chinese government. We have purchased these products from manufacturers in China in the past and may continue to do so in the future. In addition, tariffs on solar cells, modules and inverters in China may put upward pressure on prices of these products in other jurisdictions from which we currently purchase equipment, which could reduce our ability to offer competitive pricing to potential customers.

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On February 4, 2022, the President of the U.S. issued Proclamation 10339, extending the safeguard tariffs on imported solar cells and modules to provide relief to U.S. manufacturers and impose safeguard tariffs on imported solar cells and modules for an additional four years, based on the investigations, findings, and recommendations of the U.S. International Trade Commission (the “International Trade Commission”). Modules are subject to a four-year tariff at a rate of 14.75% in the first year, declining 0.25% in each of the three subsequent years, to a final tariff rate of 14% in 2026. Cells are subject to a tariff-rate quota, under which the first 5 GW of cell imports each year will be exempt from tariffs; and cells imported after the 5 GW quota has been reached will be subject to the same 14.75% tariff as modules in the first year, with the same 0.25% decline in each of the three subsequent years. The tariff-free cell quota applies globally, without any allocation by country or region.

Additionally, the U.S. government has imposed various trade restrictions on Chinese entities determined to be acting contrary to U.S. foreign policy and national security interests. For example, the U.S. Department of Commerce’s Bureau of Industry and Security has added a number of Chinese entities to its entity list for enabling human rights abuses in the Xinjiang Uyghur Autonomous Region (“XUAR”) or for procuring U.S. technology to advance China’s military modernization efforts, thereby imposing severe trade restrictions against these designated entities. Moreover, on June 23, 2021, U.S. Customs and Border Protection issued a Withhold Release Order pursuant to Section 307 of the Tariff Act of 1930 excluding the entry into U.S. commerce silica-based products (such as polysilicon) manufactured by Hoshine Silicon Industry Co. Ltd. (“Hoshine”) and related companies, as well as goods made using those products, based on allegations relating to Hoshine labor practices in the XUAR to manufacture such products. Additionally, on December 23, 2021, the Uyghur Forced Labor Prevention Act, which effectively prohibits imports of any goods made either wholly or in part in the XUAR, was signed into law and went into effect on June 21, 2022. The law creates a rebuttable presumption banning “the importation of goods made, manufactured, or mined in the XUAR (and certain other categories of persons in China)” unless the importer meets certain due diligence standards, responds to all inquiries from U.S. Customs and Border Protection (“CBP”) related to forced labor and the CBP determines, based on “clear and convincing evidence”, that the goods in question were not produced wholly or in part by forced labor. We have implemented policies and controls to mitigate risk of forced labor in our supply chain, and we do not believe that our suppliers source materials from the XUAR. However, these legal and policy developments could disrupt the renewable energy supply chain or cause our suppliers to renegotiate existing arrangements with us or fail to perform on such obligations. Broader policy uncertainty could also reduce Chinese panel production, affecting supplies and/or prices for panels, regardless of supplier. While we have developed multiple supply sources in a variety of countries, we could still be adversely affected by increases in our costs, negative publicity related to the industry and the sourcing of raw materials and finished equipment, or other adverse consequences to our business.

An additional category of tariffs that may apply materials we rely upon in our solar energy systems is U.S. antidumping and countervailing duties (“AD/CVD”), depending on the exporter supplying the product. These duties are imposed by the U.S. government as a result of determinations that the U.S. industry was materially injured as a result of such imports being sold at less than fair value and subsidized by the Chinese government. The AD/CVD discussed above are subject to annual review and may be increased or decreased. In addition, petitioners are able to file anti-circumvention petitions alleging that materials manufactured in other countries are circumventing AD/CVD on products from China. Such a petition was filed in August of 2021, before being rejected by the U.S. Department of Commerce in November of 2021. More recently, in February of 2022, a petitioner asked the U.S. Department of Commerce (the “DOC”) to investigate whether companies are circumventing the Chinese AD/CVD by manufacturing crystalline silicon cells and modules in Malaysia, Thailand, Vietnam and Cambodia, and this petition remains pending. While the Biden Administration declared a two-year tariff exemption on solar equipment imports from Malaysia, Thailand, Vietnam and Cambodia in June 2022, the existence of such petitions and possibility of further petitions and investigations

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create uncertainty related to the supply of solar modules, which can negatively impact the global solar market and the timing and viability of solar projects in our development pipeline, which could have a material adverse effect on our business and our growth.

By the end of 2021, we had identified high-quality suppliers outside of China and reduced the extent to which our supply chain for our projects is subject to existing tariffs, as we have entered into customer relationships with manufacturers in many other countries that will be able to independently produce materials for our solar energy and battery energy storage systems in the near term. While these actions have the intention of minimizing the effect of tariffs and potential supply chain disruptions on our business by reducing our reliance on China, we may not succeed or be able to continue to do so on attractive terms or at all. For example, for solar projects reaching commercial operation date in 2022, none of our modules were sourced from China. We anticipate the construction of 799 MW of solar energy and energy storage systems over the course of 2022 and 2023, a majority of which are either fully constructed or have shifted delivery risk to the applicable engineering, procurement and construction (“EPC”) contractors. Under our agreements with EPC contractors, delays driven by supply chain disruptions and/or any incremental costs due to constrained capacity in said supply chain would result in liquidated damages to the Company. We believe such liquidated damages could compensate us for any reasonably expected delays. Further, we expect to directly source approximately 140 MW of solar energy systems planned for construction in 2022 and 2023 from a variety of suppliers outside of China. However, the uncertainty around the DOC’s investigation into AD/CVD duties may expose us to increased product prices. While the Biden Administration’s tariff exemption reduces the near-term risk that our suppliers will be exposed to tariffs, to the extent there is a determination in the future that companies are circumventing such duties by manufacturing crystalline silicon cells and modules outside of China, we may experience a material adverse effect on our business, financial condition and results of operations.

We cannot predict what additional actions the U.S. may adopt with respect to tariffs or other trade regulations or what actions may be taken by other countries in retaliation for such measures. If additional measures are imposed or other negotiated outcomes occur, our ability to purchase these products on competitive terms or to access specialized technologies from other countries could be further limited, which could adversely affect our business, financial condition and results of operations.

Changes in effective tax rates, or adverse outcomes resulting from other tax increases or an examination of our income or other tax returns, could adversely affect our results of operations and financial condition.

Any changes in our effective tax rates or tax liabilities could adversely affect our results of operations and financial condition. Our future effective tax rates or tax liabilities could be subject to volatility or adversely affected by a number of factors, including:

•	changes in the valuation of our deferred tax assets and liabilities;

•	expected timing and amount of the release of any tax valuation allowances;

•	expansion into or future activities in new jurisdictions;

•	the availability of tax deductions, credits, exemptions, refunds, and other benefits to reduce tax liabilities;

•	tax effects of share-based compensation; and

•	changes in tax laws, tax regulations, accounting principles, or interpretations or applications thereof.

For example, the recently enacted Inflation Reduction Act extends certain tax credits for renewable energy facilities. As part of these changes, certain facilities will be subject to additional

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PURSUANT TO 17 C.F.R. SECTION 200.83

requirements and/or limitations which may increase the cost to develop or finance such facilities. The exact impact of these changes is not fully known and the tax law is subject to change and to regulatory guidance which may be unfavorable for taxpayers. As such, the incentives may be modified or amended in a manner such that the types of renewable energy systems included in our projects are not eligible for such incentives or are eligible for less benefits than we anticipated. These and any other changes to government incentives that impose additional restrictions or favor certain renewable energy sources or projects over our renewable energy sources or projects could increase costs, limit our ability to utilize tax benefits, reduce our competitiveness, and/or adversely impact our growth, which could have a material adverse effect on our business, financial condition, and results of operations.

In addition, an adverse outcome arising from an examination of our income or other tax returns could result in higher tax exposure, penalties, interest, or other liabilities that could have an adverse effect on our operating results and financial condition.

Further, our ITCs will be subject to recapture if our relevant energy systems, including our solar or storage energy facilities cease to be qualifying property or undergo certain changes in ownership within five years of the date such system is placed in service. The amount of such recapture decreases for each successive year the relevant system is in place. If such recapture were to occur, we could owe certain tax liabilities, including penalties and interest, based on those recaptured ITCs.

If either (a) the solar energy systems in which we are invested cease to be qualifying property within five years of the applicable placed-in-service date of such property or (b) the IRS makes a determination that the tax basis of any such solar energy system is materially lower than what was reported on the applicable tax returns, we may have to pay significant amounts to the partnerships that own such solar energy systems, to our tax-equity investors and/or to the U.S. government, and any such payment obligations could adversely affect our results of operations and financial condition.

ITCs are subject to recapture if a solar energy system ceases to be qualifying property for any reason (e.g., due to a solar energy system becoming temporarily or permanently nonoperational) within five years of its placed-in-service date. The ITCs subject to recapture with respect to a solar energy system decrease by 20% on each anniversary of such solar energy system’s placed-in-service date. If such a recapture event were to occur with respect to one of the solar energy systems owned by a partnership in which we are invested, we could owe the partnership, or the tax-equity investors in such partnership, an amount equal to the value of the tax-equity investors’ share of the ITCs that were recaptured. We could also be subject to tax liabilities, including interest and penalties, based on our share of recaptured ITCs. Any such recapture could adversely affect our results of operations and financial condition.

The ITCs available to be claimed with respect to any solar energy system are determined in part by the tax basis of the applicable solar energy system. The tax basis of the solar energy systems in which we are invested are reported on the tax returns of the partnerships that own the applicable solar energy systems. The tax basis reported on any such tax return is based on the appraised fair market value of the applicable solar energy system. The IRS may review the basis on audit and determine whether any tax credits previously claimed should be reduced. In these circumstances, if the basis is determined to be less than reported, we may owe our tax-equity investors an amount equal to the value of their share of the ITCs claimed on the difference, plus any costs and expenses associated with a challenge to that valuation. We could also be subject to tax liabilities, including interest and penalties, based on our share of ITCs claimed that are eliminated in any such determination. Any such determination by the IRS could adversely affect our results of operations and financial condition.

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If 50% or more of the value of our stock is held by tax-exempt entities that each own at least 5% of our stock and we do not file a timely irrevocable election to not be treated as a tax-exempt entity under Section 168(h)(6) of the Code, it could adversely affect our results of operations and financial condition. If we do make such an election, tax-exempt entities that own our stock may face adverse tax consequences from owning our shares.

We are invested in a number of partnership arrangements in which we customarily agree to indemnify the partnership and any other investor in the partnership for losses incurred if we become a tax-exempt entity for federal income tax purposes. We may be considered a tax-exempt entity if 50% or more of the value of our stock is held by tax-exempt entities that each own at least 5% of our stock and we do not file a timely irrevocable election to not be treated as a tax-exempt entity for purposes of Section 168(h)(6) of the Code (any such election, a “Section 168(h)(6)(F) Election”). We may not be aware of ownership changes of our stock that would cause us to be considered a tax-exempt entity, or we may not be aware of such ownership changes in sufficient time, such that it is impracticable to timely make a Section 168(h)(6)(F) Election.

If we become a tax-exempt entity and we do not make a Section 168(h)(6)(F) Election, a portion of the assets held by partnerships in which we hold an interest could be classified as tax-exempt-use property. Tax-exempt use property is not qualifying property for purposes of the ITC, which could result in recapture of ITCs, and is ineligible for accelerated depreciation. If property of any partnership in which we hold an interest is classified as tax-exempt use property as a result of our new status as a tax-exempt entity, we could owe certain of our affected partnerships, or the other investors in such partnerships, an amount equal to the losses incurred by such persons from delayed depreciation deductions, recapture of ITCs and interest and penalties, which could adversely affect the results of our operations and financial condition.

If we would otherwise become a tax-exempt entity and do make a Section 168(h)(6)(F) Election, none of the assets of any of partnership in which we hold an interest would be classified as tax-exempt use property as a result of our ownership. However, our Section 168(h)(6)(F) Election would result in interest received or accrued from us, gain on the sale of our stock and certain dividends received or accrued from us being treated as “unrelated business taxable income” (“UBTI”) to any tax-exempt shareholder. The potential for income to be characterized as UBTI could make our shares an unsuitable investment for a tax-exempt entity. Tax-exempt shareholders are urged to consult their tax advisors regarding the tax consequences of an investment in our shares.

U.S. federal income tax law is not clear regarding when our projects can be considered to have been “placed in service,” and we have obligations to indemnify some of our tax-equity investors if the IRS is successful in asserting that the relevant tax-equity fund did not place in service the system it owns. If we were required to make any payments as a result of this indemnity, it could adversely affect our results of operations and financial condition.

Generally, only the entity that originally places a solar energy system in service may claim an ITC. The term “placed in service” for U.S. federal income tax purposes is not statutorily defined, and while the IRS and tax court decisions have provided general guidance related to the factors that should determine when property is placed in service for U.S. federal income tax purposes, it has not provided any guidance specifically related to this issue for solar energy systems. We currently have indemnification obligations in place with some of our tax-equity investors for ITC losses resulting from a determination that solar energy systems were placed in service for U.S. federal income tax purposes prior to being transferred to the relevant tax-equity fund. If the IRS were to assert that these solar energy systems were placed in service for U.S. federal income tax purposes before being transferred to the relevant tax-equity fund, it could lead to the loss of the ITCs claimed on these systems, and any resulting indemnification payments that we may be required to make to our tax-equity investors, now or in the future, could adversely affect our financial condition.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Changes in the treatment of renewable energy certificates may adversely impact our business.

A significant portion of our business revenue is generated from the sale of RECs, in particular SRECs. RECs represent the “renewable” nature of the electricity. The creation of RECs depends on the type of renewable energy, such as solar, and includes criteria such as location, size, date of operation of the project, and energy delivery needs. RECs can be sold bundled with electricity or sold separately. The demand for RECs, and their associated price, may change depending on the availability of renewable electricity in a particular jurisdiction and the need for other entities to purchase RECs to meet regulatory or other requirements or expectations. To the extent that renewable energy becomes more prevalent, the price of RECs could fall which would result in an adverse impact upon our revenues from the sale thereof. Additionally, some jurisdictions may favor certain types of renewable power generation over others with respect to the creation and value of RECs, which may impact the value of RECs. For example, the RPS in certain jurisdictions requires a minimum portion of the renewable capacity to be met by solar energy, which may result in a premium for SRECs. However, requirements related to the creation and value of RECs are subject to change, and it cannot be guaranteed that our operations will always generate higher value RECs. Furthermore, regulatory changes that lower the value assigned to RECs generated in connection with certain of our assets have the potential to materially adversely affect our financial condition.

We are required to comply with complex recordkeeping requirements associated with the generation and sale of RECs. Such requirements become more complex when RECs are separated from the electricity produced at our projects. If we do not comply with recordkeeping requirements, this could result in less RECs than expected. Separate sales may also impact how we are allowed to characterize the REC-less electricity, which could adversely impact our operations.

Changes to, or reductions in, tax credits and other financial incentives could materially adversely affect our business, financial condition and results of operation.

Our business depends in part on current government policies that promote and support solar energy and enhance the economic viability of solar energy systems. These incentives include tax credits and other financial incentives. A loss of, or reduction in, such incentives could decrease the attractiveness of new solar energy systems to tax-equity investors, which could adversely impact our business and our access to capital.

The federal government currently offers an ITC for the installation of certain solar energy facilities owned for business purposes. If construction on the facility began before January 1, 2020, the amount of the ITC available is 30%. If construction began during 2020 or 2021, and the facility was placed in service prior to January 1, 2022, the amount of the ITC available is 26%. If the facility is placed in service on or after January 1, 2022, the ITC available is 30% so long as certain requirements relating to prevailing wages and apprentices are satisfied or an exception to such requirements applies. The ITC has been a significant driver of the financing supporting the adoption of solar energy systems in the United States. Any future reduction in these tax credits may impact the attractiveness of solar energy systems and have an adverse effect on our business, financial condition and results of operations.

The economics of purchasing a solar energy system and energy storage system are also improved by eligibility for accelerated depreciation, also known as the modified accelerated cost recovery system (“MACRS”), which allows for the depreciation of equipment according to an accelerated schedule set forth by the IRS. This accelerated schedule allows a taxpayer, such as a tax-equity investor, to recognize the depreciation of tangible solar property on a five-year basis even though the useful life of such property is generally greater than five years. To the extent that these policies are changed in a manner that reduces the incentives that benefit our business, we may experience reduced revenues and increased financing costs and encounter difficulty obtaining financing.

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Risks Related to this Offering and Our Common Stock

We have a history of losses and may not achieve or sustain profitability in the future.

We have suffered recurring losses from operations and have been dependent on new investment to sustain our operations. During the years ended December 31, 2021, 2020 and 2019, we reported net losses of $56.2 million, $20.3 million and $4.3 million, respectively. We may not achieve profitability in the foreseeable future, if at all. In addition, our operating expenses may be more than our future revenue growth. We expect our future cost of revenue and operating expenses to continue to increase in the foreseeable future as we continue to expand our operations.

The requirements of being a public company, including compliance with the reporting requirements of the Exchange Act, and the requirements of the Sarbanes-Oxley Act of 2002, may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.

As a public company, we will need to comply with new laws, regulations and requirements, certain corporate governance provisions of the Sarbanes-Oxley Act of 2002, related regulations of the SEC and the requirements of the NYSE, with which we are not required to comply as a private company. Complying with these statutes, regulations and requirements will occupy a significant amount of time of our board of directors and management and will significantly increase our costs and expenses. We will need to:

•	institute a more comprehensive compliance function;

•	comply with rules promulgated by the NYSE;

•	continue to prepare and distribute periodic public reports in compliance with our obligations under the federal securities laws;

•	establish new internal policies, such as those relating to insider trading; and

•	involve and retain to a greater degree outside counsel and accountants in the above activities.

Furthermore, while we generally must comply with Section 404 of the Sarbanes-Oxley Act of 2002 for our fiscal year ending December 31,            , we are not required to have our independent registered public accounting firm attest to the effectiveness of our internal controls until our first annual report subsequent to our ceasing to be a “non-accelerated filer.” Accordingly, we may not be required to have our independent registered public accounting firm attest to the effectiveness of our internal controls until as late as our annual report for the fiscal year ending December 31,            . Once it is required to do so, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed, operated or reviewed. Compliance with these requirements may strain our resources, increase our costs and distract management, and we may be unable to comply with these requirements in a timely or cost-effective manner.

In addition, we expect that being a public company subject to these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We are currently evaluating these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

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If we fail to develop or maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential stockholders could lose confidence in our financial reporting, which would harm our business and the trading price of our common stock.

Effective internal controls are necessary for us to provide reliable financial reports, prevent fraud and operate successfully as a public company. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results would be harmed. We cannot be certain that our efforts to develop and maintain our internal controls will be successful, that we will be able to maintain adequate controls over our financial processes and reporting in the future or that we will be able to comply with our obligations under Section 404 of the Sarbanes-Oxley Act of 2002. In this regard, we may face particular challenges given our historical reliance on GSAM to externally manage us pursuant to the Management Services Agreement and the risk that we may not be able to retain all accounting, legal, information technology and other personnel and systems that we have historically been provided to us following the Internalization Transaction. Any failure to develop or maintain effective internal controls, or difficulties encountered in implementing or improving our internal controls, could harm our operating results or cause us to fail to meet our reporting obligations. Ineffective internal controls could also cause investors to lose confidence in our reported financial information, which would likely have a negative effect on the trading price of our common stock.

The initial public offering price of our common stock may not be indicative of the market price of our common stock after this offering. In addition, an active, liquid and orderly trading market for our common stock may not develop or be maintained, and our stock price may be volatile.

Prior to this offering, our common stock was not traded on any market. An active, liquid and orderly trading market for our common stock may not develop or be maintained after this offering. Active, liquid and orderly trading markets usually result in less price volatility and more efficiency in carrying out investors’ purchase and sale orders. The market price of our common stock could vary significantly as a result of a number of factors, some of which are beyond our control. In the event of a drop in the market price of our common stock, you could lose a substantial part or all of your investment in our common stock. The initial public offering price will be negotiated between us and the representatives of the underwriters, based on numerous factors which we discuss in “Underwriting (Conflicts of Interest),” and may not be indicative of the market price of our common stock after this offering. Consequently, you may not be able to sell shares of our common stock at prices equal to or greater than the price paid by you in this offering.

The following factors could affect our stock price:

•	quarterly variations in our financial and operating results;

•	the public reaction to our press releases, our other public announcements and our filings with the SEC;

•	strategic actions by our competitors;

•	changes in revenue or earnings estimates, or changes in recommendations or withdrawal of research coverage, by equity research analysts;

•	speculation in the press or investment community;

•	the failure of research analysts to cover our common stock;

•	sales of our common stock by us or other stockholders, or the perception that such sales may occur;

•	changes in accounting principles, policies, guidance, interpretations or standards;

•	additions or departures of key management personnel;

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•	actions by our stockholders;

•	general market conditions, including fluctuations in commodity prices;

•	domestic and international economic, legal and regulatory factors unrelated to our performance; and

•	the realization of any risks described under this “Risk Factors” section.

The stock markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock. Securities class-action litigation has often been instituted against companies following periods of volatility in the overall market and in the market price of a company’s securities. Such litigation, if instituted against us, could result in very substantial costs, divert our management’s attention and resources and harm our business, operating results and financial condition.

Certain of our Existing Owners will hold a significant portion of the voting power of our common stock.

While we do not expect to be a “controlled company” within the meaning of NYSE’s corporate governance standards, upon completion of this offering (assuming no exercise of the underwriters’ option to purchase additional shares and an assumed initial public offering price for our common stock of $             per share (the midpoint of the price range set forth on the cover of this prospectus)), GSAM and the UC Regents will own approximately     % of our common stock. As a result, they will have significant influence on the outcome of all matters requiring stockholder approval, including mergers and other material transactions and the composition of our board of directors. The existence of a significant stockholder may also have the effect of deterring hostile takeovers, delaying or preventing changes in control or changes in management, or limiting the ability of our other stockholders to approve transactions that they may deem to be in our best interests.

So long as GSAM and the UC Regents continue to control a significant amount of our common stock, they will continue to be able to strongly influence all matters requiring stockholder approval, regardless of whether or not other stockholders believe that a potential transaction is in their own best interests. In any of these matters, their interests may differ or conflict with the interests of our other stockholders. In addition, they may, from time to time, acquire interests in businesses that directly or indirectly compete with our business, as well as businesses that are significant existing or potential customers. Such entities and persons may acquire or seek to acquire assets that we seek to acquire and, as a result, those acquisition opportunities may not be available to us or may be more expensive for us to pursue. Moreover, this concentration of stock ownership may also adversely affect the trading price of our common stock to the extent investors perceive a disadvantage in owning stock of a company with a significant stockholder.

Certain Designated Parties are not limited in their ability to compete with us, and the corporate opportunity provisions in our certificate of incorporation could enable such Designated Parties and their respective affiliates to benefit from corporate opportunities that might otherwise be available to us.

Our governing documents will provide that our directors who are not also our officers, including any such directors affiliated with GSAM, and their respective portfolio investments and affiliates (collectively, the “Designated Parties”) are not restricted from owning assets or engaging in businesses that compete directly or indirectly with us. In particular, subject to the limitations of applicable law, our certificate of incorporation will, among other things:

•	permit such Designated Parties to conduct business that competes with us and to make investments in any kind of property in which we may make investments; and

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•

provide that if such Designated Parties, or any employee, partner, member, manager, officer or director of such Designated Parties who is also one of our directors, becomes aware of a potential business opportunity, transaction or other matter, they will have no duty to communicate or offer that opportunity to us.

The Designated Parties may become aware, from time to time, of certain business opportunities (such as acquisition opportunities) and may direct such opportunities to other businesses in which they have invested, in which case we may not become aware of or otherwise have the ability to pursue such opportunity. Furthermore, such businesses may choose to compete with us for these opportunities, possibly causing these opportunities to not be available to us or causing them to be more expensive for us to pursue. In addition, the Designated Parties may dispose of solar energy and energy storage systems in the future, without any obligation to offer us the opportunity to purchase any of those assets. As a result, our renouncing our interest and expectancy in any business opportunity that may be from time to time presented to the Designated Parties could adversely impact our business or prospects if attractive business opportunities are procured by such parties for their own benefit rather than for ours. Please read “Description of Capital Stock.”

Our certificate of incorporation and bylaws, as well as Delaware law, will contain provisions that could discourage acquisition bids or merger proposals, which may adversely affect the market price of our common stock and could deprive our investors of the opportunity to receive a premium for their shares.

Our certificate of incorporation will authorize our board of directors to issue preferred stock without stockholder approval in one or more series, designate the number of shares constituting any series, and fix the rights, preferences, privileges and restrictions thereof, including dividend rights, voting rights, rights and terms of redemption, redemption price or prices and liquidation preferences of such series. If our board of directors elects to issue preferred stock, it could be more difficult for a third party to acquire us. In addition, some provisions of our certificate of incorporation and bylaws could make it more difficult for a third party to acquire control of us, even if the change of control would be beneficial to our stockholders. These provisions include:

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initially dividing our board of directors into three classes of directors, with each class serving staggered three-year terms, and transitioning to an annually elected board at the third annual meeting following the completion of this offering;

•

providing that all vacancies, including newly created directorships, may, except as otherwise required by law or, if applicable, the rights of holders of a series of preferred stock, only be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum (prior to such time, vacancies may also be filled by stockholders holding a majority of the outstanding shares);

•

permitting any action by stockholders to be taken only at an annual meeting or special meeting rather than by a written consent of the stockholders, subject to the rights of any series of preferred stock with respect to such rights;

•

permitting special meetings of our stockholders to be called only by our board of directors pursuant to a resolution adopted by the affirmative vote of a majority of the total number of authorized directors whether or not there exist any vacancies in previously authorized directorships;

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requiring, while we have a staggered board, the affirmative vote of the holders of at least 75% in voting power of all then outstanding common stock entitled to vote generally in the election of directors, voting together as a single class, to remove any or all of the directors from office at any time, and directors will be removable only for “cause;”

•	prohibiting cumulative voting in the election of directors;

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•	establishing advance notice provisions for stockholder proposals and nominations for elections to the board of directors to be acted upon at meetings of stockholders; and

providing that the board of directors is expressly authorized to adopt, or to alter or repeal our bylaws.

Our certificate of incorporation will designate the Court of Chancery of the State of Delaware and, to the extent enforceable, the federal district courts of the United States of America as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents.

Our certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on our or our stockholders’ behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our current or former directors, officers, employees, agents and stockholders to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law (“DGCL”), our certificate of incorporation or our bylaws, (iv) any action as to which the DGCL confers jurisdiction to the Court of Chancery of the State of Delaware, or (v) any other action asserting a claim that is governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware. Our certificate of incorporation will also provide that, to the fullest extent permitted by applicable law, the federal district courts of the U.S. are the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, subject to and contingent upon a final adjudication in the State of Delaware of the enforceability of such exclusive forum provision.

Notwithstanding the foregoing, the exclusive forum provision does not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Any person or entity purchasing or otherwise acquiring an interest in any shares of our capital stock shall be deemed to have notice of and to have consented to the forum provisions in our certificate of incorporation. These choice-of-forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that he, she or it believes to be favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits. Alternatively, if a court were to find these provisions of our certificate of incorporation inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could materially adversely affect our business, financial condition and results of operations and result in a diversion of the time and resources of our management and board of directors. For example, the Court of Chancery of the State of Delaware recently determined a provision stating that U.S. federal district courts are the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act is not enforceable.

Future sales of our common stock in the public market, or the perception that such sales may occur, could reduce our stock price, and any additional capital raised by us through the sale of equity or convertible securities may dilute your ownership in us.

We may sell additional shares of our common stock in subsequent offerings. As of                 , 2022, after the completion of this offering, we will have                  outstanding shares of common stock, including                  shares of common stock that we are selling in this offering but excluding the                  shares of common stock that we may sell in this offering if the underwriters’ option to purchase additional shares is fully exercised, which may be resold immediately in the public market. Following the completion of this offering, GSAM and the UC Regents (assuming an initial public offering price for our common stock of $             per share (the midpoint of the price range set forth on the cover of this prospectus)) will collectively own                  shares of common stock, representing approximately     % (or     % if the underwriters’ option to purchase additional shares is exercised in full)

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of our outstanding common stock. All such shares, and other shares held by our Existing Owners, are restricted from immediate resale under the federal securities laws but may be sold into the market in the future. We expect that GSAM and the UC Regents will be party to a registration rights agreement with us that will require us to effect the registration of their shares in certain circumstances no earlier than the expiration of the lock-up period contained in the underwriting agreement entered into in connection with this offering. See “Shares Eligible for Future Sale” and “Certain Relationships and Related Party Transactions—Registration Rights Agreements.”

In connection with this offering, we intend to file a registration statement with the SEC on Form S-8 providing for the registration of                  shares of our common stock issued or reserved for issuance under our long-term incentive plan. Subject to the satisfaction of vesting conditions, the expiration of lock-up agreements and the requirements of Rule 144, shares registered under the registration statement on Form S-8 may be made available for resale immediately in the public market without restriction.

We cannot predict the size of future issuances of our common stock or securities convertible into common stock or the effect, if any, that future issuances and sales of shares of our common stock will have on the market price of our common stock. Sales of substantial amounts of our common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our common stock.

If you purchase shares of our common stock sold in this offering, you will incur immediate and substantial dilution.

If you purchase shares of our common stock in this offering, you will incur immediate and substantial dilution in the amount of $             per share because the initial public offering price will be substantially higher than the pro forma net tangible book value per share of our outstanding common stock. This dilution will result because our earlier investors paid substantially less than the initial public offering price when they initially acquired their interests in us. In addition, you may also experience additional dilution upon future equity issuances, the exercise of stock options to purchase common stock granted to our employees and directors under our stock option and equity incentive plans or the exercise of warrants to purchase common stock. See “Dilution.”

The underwriters of this offering may waive or release parties to the lock-up agreements entered into in connection with this offering, which could adversely affect the price of our common stock.

We and all of our directors and executive officers have entered or will enter into lock-up agreements, and substantially all of our other stockholders immediately prior to this offering will be governed by provisions of our certificate of incorporation, in each case pursuant to which we and they will be subject to certain restrictions with respect to the sale or other disposition of our common stock for a period of                  days following the date of this prospectus. The underwriters, at any time and without notice, may release all or any portion of the common stock subject to the foregoing lock-up agreements. See “Underwriting (Conflicts of Interest)” for more information on these agreements. If the restrictions under the lock-up agreements are waived, then the common stock, subject to compliance with the Securities Act or exceptions therefrom, will be available for sale into the public markets, which could cause the market price of our common stock to decline and impair our ability to raise capital.

We may issue preferred stock the terms of which could adversely affect the voting power or value of our common stock.

Our certificate of incorporation will authorize us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designations, preferences, limitations and relative rights, including preferences over our common stock respecting dividends and distributions, as

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our board of directors may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our common stock. For example, we might grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of the common stock.

If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our common stock or if our operating results do not meet their expectations, our stock price could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts ceases to cover us or fails to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline. Moreover, if one or more of the analysts who covers us downgrades our common stock or if our operating results do not meet their expectations, our stock price could decline.

We are not, and do not intend to become, regulated as an investment company under the Investment Company Act of 1940 (the “Investment Company Act”) (and similar legislation in other jurisdictions) and, if we are deemed an “investment company” under the Investment Company Act, applicable restrictions could make it impractical for us to operate as contemplated.

The Investment Company Act (and similar legislation in other jurisdictions) provides certain protections to investors and imposes certain restrictions on companies that are required to be regulated as investment companies. Among other things, such rules limit or prohibit transactions with affiliates, impose limitations on the issuance of debt and equity securities and impose certain governance requirements. We are not and do not intend to become regulated as an investment company and we intend to conduct our activities so we will not be deemed to be an investment company under the Investment Company Act (and similar legislation in other jurisdictions). In order to ensure that we are not deemed to be an investment company, we may be required to materially restrict or limit the scope of our operations or plans. We are and will be limited in the types of acquisitions that it may make, and we may need to modify our organizational structure or dispose of assets which we would not otherwise dispose of. Moreover, if anything were to happen which would cause us to be deemed an investment company under the Investment Company Act, it would be impractical for us to operate as contemplated. Agreements and arrangements between and among GSAM and us would be impaired, the type and number of acquisitions that we would be able to make as a principal would be limited and our business, financial condition and results of operations would be materially adversely affected. Accordingly, we would be required to take extraordinary steps to address the situation, such as the restructuring of our company and our operating subsidiaries, the amendment of our governing documents or the dissolution of our company, any of which could materially adversely affect the value of our common stock.

General Risk Factors

Developments associated with the ongoing COVID-19 pandemic could have an adverse effect on our business.

The rapid spread of the novel coronavirus (2019-nCoV) (“COVID-19”), which was declared by the World Health Organization to be a pandemic on March 11, 2020, and actions taken globally in response to COVID-19, have significantly disrupted international business activities. The COVID-19 pandemic resulted in governments around the world implementing stringent measures to help control

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the spread of the virus, including quarantines, social distancing protocols, “shelter in place” and “stay at home” orders, travel restrictions, business curtailments, school closures and other measures. Governments and central banks around the world enacted fiscal and monetary stimulus measures to counteract the effects of the COVID-19 pandemic and various other response measures, however, the overall magnitude and long-term effectiveness of these actions remain uncertain. In addition, our business relies, to a certain extent, on free movement of goods, services, and capital from around the world, which has been significantly restricted as a result of the COVID-19 pandemic. We have implemented a response plan to maintain our operations despite the outbreak of the virus, including extra safety precautions with respect to our personnel and contingency plans with respect to our facilities. However, we may experience direct or indirect impacts from the pandemic, including delays in development or construction activities in its business and has some risk that its contract counterparties could fail to meet their obligations.

Given the ongoing and dynamic nature of the circumstances surrounding the COVID-19 pandemic, it is difficult to predict how significant the impact of the COVID-19 pandemic, including any responses to it, will be on the global economy or for how long any disruptions are likely to continue. The extent of such impact will depend on future developments, which are highly uncertain, continually evolving and difficult to predict, including the duration of the outbreak within the United States and the related impact on the oil and natural gas industry, the impact of governmental actions designed to prevent the spread of COVID-19 and the availability of effective treatments and vaccines. While vaccines have become available in most countries and many economies have reopened, the status of the global recovery remains uncertain and unpredictable, especially in light of new variant strains. Business activity may not recover as quickly as anticipated, and widespread recovery will be impacted by future developments, including future waves of outbreak or new variant strains of the virus which may require re-closures or other preventative measures. Conditions will be subject to the effectiveness of government policies, vaccine administration rates, and other factors that may not be foreseeable. Such developments could have an adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow.

The ongoing military action between Russia and Ukraine could adversely affect our business, financial condition and results of operations.

On February 24, 2022, Russian military forces invaded Ukraine, and sustained conflict and disruption in the region is likely. Although the length, impact and outcome of the ongoing military conflict in Ukraine is highly unpredictable, this conflict could lead to significant market and other disruptions, including significant volatility in commodity prices and supply of energy resources, instability in financial markets, supply chain interruptions, political and social instability, changes in consumer or purchaser preferences as well as increase in cyberattacks and espionage.

Russia’s recognition of two separatist republics in the Donetsk and Luhansk regions of Ukraine and subsequent military action against Ukraine have led to an unprecedented expansion of sanction programs imposed by the United States, the European Union, the United Kingdom, Canada, Switzerland, Japan and other countries against Russia, Belarus, the Crimea Region of Ukraine, the so-called Donetsk People’s Republic and the so-called Luhansk People’s Republic, including, among others:

•

blocking sanctions against some of the largest state-owned and private Russian financial institutions (and their subsequent removal from the Society for Worldwide Interbank Financial Telecommunication (“SWIFT”) payment system) and certain Russian businesses, some of which have significant financial and trade ties to the European Union;

•	blocking sanctions against Russian and Belarusian individuals, including the Russian President, other politicians and those with government connections or involved in Russian military activities; and

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•

blocking of Russia’s foreign currency reserves as well as expansion of sectoral sanctions and export and trade restrictions, limitations on investments and access to capital markets and bans on various Russian imports.

In retaliation against new international sanctions and as part of measures to stabilize and support the volatile Russian financial and currency markets, the Russian authorities also imposed significant currency control measures aimed at restricting the outflow of foreign currency and capital from Russia, imposed various restrictions on transacting with non-Russian parties, banned exports of various products and other economic and financial restrictions. The situation is rapidly evolving as a result of the conflict in Ukraine, and the United States, the European Union, the United Kingdom and other countries may implement additional sanctions, export controls or other measures against Russia, Belarus and other countries, regions, officials, individuals or industries in the respective territories. Such sanctions and other measures, as well as the existing and potential further responses from Russia or other countries to such sanctions, tensions and military actions, could adversely affect the global economy and financial markets and could adversely affect our business, financial condition and results of operations.

We are actively monitoring the situation in Ukraine and assessing its impact on our business, including our business partners and customers. To date we have not experienced any material interruptions in our infrastructure, supplies, technology systems or networks needed to support our operations. We have no way to predict the progress or outcome of the conflict in Ukraine or its impacts in Ukraine, Russia or Belarus as the conflict, and any resulting government reactions, are rapidly developing and beyond our control. The extent and duration of the military action, sanctions and resulting market disruptions could be significant and could potentially have substantial impact on the global economy and our business for an unknown period of time. Any of the abovementioned factors could affect our business, financial condition and results of operations. Any such disruptions may also magnify the impact of other risks described in this prospectus.

We may be exposed to uninsurable losses and may become subject to higher insurance premiums.

While we maintain certain insurance coverage, including property insurance coverage for catastrophic losses such as hurricanes, earthquakes or floods, such insurance may not continue to be offered on an economically feasible basis, may not cover all events that could give rise to a loss or claim involving our assets or operations, and may not cover all of our assets. If our insurance coverage is insufficient and we are forced to bear such losses or claims or are subject to higher deductibles, our financial position could be materially and adversely affected. Our insurance policies may cover losses as a result of certain types of natural disasters or sabotage, among other things, but such coverage is not always available in the insurance market on commercially reasonable terms and is often capped at predetermined limits that may not be adequate. Our insurance policies are subject to review by our insurers and may not be renewed on similar or favorable terms or at all.

Seeking to enforce a contract through the courts may take significant amounts of time and expense with no certainty of success.

Our business could be adversely affected if we are required to enforce contracts through the courts and we are unsuccessful or incur significant amounts of time and expenses seeking to do so. High litigation costs and long delays make resolving commercial disputes in court time consuming and expensive. Such costs can be difficult to calculate with certainty. In addition, in certain jurisdictions in which we currently conduct business or may seek to conduct business in the future, there can be uncertainty regarding the interpretation and application of laws and regulations relating to the enforceability of contractual rights.

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We may experience increased labor costs, including as a result of changes in applicable laws and regulations, and the unavailability of skilled workers or our failure to attract and retain qualified personnel could adversely affect us.

We and the third-party service providers we contract with are dependent upon the available labor pool of skilled employees. We and our service providers compete with other energy companies and other employers to attract and retain qualified personnel with the technical skills and experience required to construct and operate our fleet and our pipeline and to provide our customers with the highest quality service. We and our service providers are also subject to the Fair Labor Standards Act, which governs such matters as minimum wage, overtime and other working conditions. A shortage in the labor pool of skilled workers in the U.S., or other general inflationary pressures or changes in applicable laws and regulations, could make it more difficult for us or our service providers to attract and retain qualified personnel and could require an increase in the wage and benefits packages that we offer or an increase in the rates of our service providers, thereby increasing our operating costs. For example, the recently enacted Inflation Reduction Act includes certain prevailing wage requirements related to tax credit availability which may impact our labor costs going forward. Any increase in our operating costs could materially and adversely affect our business, financial condition, operating results, liquidity and prospects.

We may be exposed to force majeure events.

The occurrence of a significant event that disrupts the ability of our fleet to produce or sell power for an extended period, including events which preclude customers from purchasing electricity, could have a material adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow. In addition, force majeure events affecting our assets could result in damage to the environment or harm to third parties or the public, which could expose us to significant liability. Our fleet and our pipeline could be exposed to severe weather conditions, natural disasters and potentially catastrophic events. An assault or an act of malicious destruction, cyber-attacks, sabotage or terrorism committed on our fleet and/or our pipeline could also disrupt its ability to generate or sell power. In certain cases, there is the potential that some events may not excuse us from performing our obligations pursuant to agreements with third parties and therefore may expose us to liability.

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CAUTIONARY LANGUAGE REGARDING FORWARD-LOOKING STATEMENTS

These statements generally relate to future events or our future financial or operating performance. Actual outcomes and results may differ materially from what is expressed or forecast in such forward-looking statements. In some cases, you can identify these statements because they contain words such as “may,” “will,” “likely,” “should,” “expect,” “anticipate,” “could,” “contemplate,” “target,” “anticipate,” “future,” “plan,” “believe,” “intend,” “goal,” “seek,” “estimate,” “project,” “target,” “predict,” “potential,” “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. There are many reasons we may not achieve the results we disclose in this prospectus, including, without limitation, the factors listed below:

•	changes to irradiance at our solar facilities or to weather generally, as a result of climate change or otherwise, at any of our solar facilities;

•	volatility in supply and demand in the energy markets;

•	our inability to re-negotiate or replace expiring PPAs on similar terms;

•

our inability to obtain long-term contracts for the sale of our power produced by our projects on favorable terms and our inability to meet certain milestones and other performance criteria under existing PPAs;

•	our failure to be able to sell such SRECs at attractive prices;

•	potential losses due to our guarantee of certain of the obligations of our projects and other subsidiaries;

•	our ability to use tax-equity arrangements to finance projects;

•	disruptions in our supply chain for materials and components and increased logistics costs;

•	competition from traditional utilities and renewable energy companies;

•	advances in technology that impair or eliminate the competitive advantage of our projects;

•	an increase in the amount of uncontracted generation in our portfolio;

•	our concessions and licenses not being renewed;

•	our real property rights for solar renewable energy facilities being adversely affected by the rights of lienholders and leaseholders that are superior to those granted to us;

•	increases in the cost of operating our facilities;

•	equipment failures and the costs and potential liabilities associated with such failures;

•	solar energy systems may not perform as we expect;

•	our ability to effectively manage the Internalization Transaction or realize the anticipated benefits thereof;

•	our inability to identify sufficient investment opportunities and complete transactions;

•	our ability to effectively manage the NES Acquisition or realize the anticipated benefits thereof;

•	risks associated with projects that remain under development or construction;

•	widespread adoption of solar energy and energy storage technology;

•	inability to efficiently acquire a large number of additional “middle-market” solar energy projects or otherwise adapt to the needs of our customer base;

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•	construction and operational issues and other unforeseen challenges associated with deploying new technology;

•	our concentration in certain markets;

•	availability and access to interconnection facilities and transmission systems;

•	counterparties to our contracts not fulfilling their obligations;

•	credit, commodity price and interest rate risk;

•	customer contracts not including inflation-based price increases;

•	generating facilities affected by local communities;

•	our reliance on computerized business systems, which could expose us to cyber-attacks;

•	newly developed technologies that our company invests not performing as anticipated;

•	labor disruptions and economically unfavorable collective bargaining agreements;

•	reduction of our influence over our operating subsidiaries and subjection to additional obligations;

•	changes in demand for power or power derived from renewable energy sources;

•	developments in alternative energy transition, energy efficiency technologies and energy storage;

•	changes in our credit ratings;

•	our high level of indebtedness and relatively large fixed costs;

•	non-competition covenants which we are subject to;

•	uncertainties relating to the phasing out of LIBOR;

•	our failure to comply with or our inability to maintain governmental permits;

•	litigation and other disputes and governmental regulatory investigations;

•	complex environmental, health, and safety laws and regulations;

•	physical hazards;

•	increased regulation on our operations;

•	regulatory and economic barriers to the purchase and use of solar energy systems by electric utility policies and regulations;

•	increases in the cost or reduction in supply of solar energy and energy storage system components due to tariffs or trade restrictions imposed by the U.S. government;

•	changes in effective tax rates, or adverse outcomes resulting from other tax increases or an examination of our income or other tax returns and tax inefficiencies;

•

our solar energy systems ceasing to be qualifying property within five years of the applicable placed-in-service date or an IRS determination that the tax basis of our solar energy systems is materially lower than that reported on the applicable tax return;

•	50% of more of our stock being held by tax-exempt entities that each own at least 5% of our common stock and our failure to make a timely Section 168(h)(6)(F) Election;

•	uncertainty regarding when our projects can be considered to have been “placed in service” under U.S. federal income tax law;

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•	changes in treatment of RECs;

•	changes to, or reductions in, tax credits and other financial incentives;

•	our history of losses;

•	the requirements and increased expenses associated with being a public company;

•	the effectiveness of our internal controls over financial reporting;

•	market price risks;

•	significant influence over our business by certain of our Existing Owners

•	Competition with Designated Parties

•	future sales of our common stock in the public market, or the perception that such sales may occur;

•	limitations to our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or agents;

•	dilution;

•	waiver or release of parties to the lock-up agreements;

•	possible issuance of preferred stock;

•	energy marketing risks;

•	the severity, duration and spread of the COVID-19 pandemic, as well as the direct and indirect impacts that the virus may have;

•	volatility of the global financial markets and uncertain economic conditions;

•	the ongoing military action between Russia and Ukraine;

•	uninsurable losses and higher insurance premiums;

•	the growth of our portfolio and our inability to realize the expected benefits of transactions or acquisitions;

•	seeking to enforce a contract through the courts may take significant amounts of time and expense with no certainty of success;

•	failure to attract and retain qualified personnel, increased labor costs, and the unavailability of skilled workers;

•	exposure to force major events; and

•	our anticipated uses of net proceeds from this offering.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking

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statements contained in this prospectus. We cannot assure you that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

Forward-looking statements are based on management’s current expectations and assumptions, and are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. As a result, actual results could differ materially from those indicated in these forward-looking statements.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

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USE OF PROCEEDS

We expect to receive net proceeds from the sale of shares of our common stock in this offering of approximately $             million, based on the initial public offering price of $             per share, after deducting underwriting discounts and commissions and estimated expenses payable by us. Assuming that the underwriters‘ option to purchase additional shares is exercised in full, we expect to receive net proceeds from the sale of shares of our common stock in this offering of approximately $             million, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering to fund a portion of development and construction activities on our renewables, battery storage and EV charging pipeline projects, working capital, and operating expenses. We may also use proceeds from this offering to opportunistically fund solar and energy acquisitions and other strategic opportunities. In addition, we may, if necessary to the extent amounts remain outstanding thereunder following payment from other sources, allocate a portion of the net proceeds to repay amounts outstanding on our Subscription Facility. The interest rate of our Subscription Facility for (i) LIBOR Rate Loans is the Adjusted LIBOR Rate for the applicable Interest Period and (ii) for Alternate Base Rate Loans, the Alternate Base Rate (as each such capitalized term is defined in the Revolving Credit Agreement, as amended). The Subscription Facility’s maturity date is February 17, 2023. Any remaining net proceeds will be used for general corporate purposes. Certain of the underwriters and/or their affiliates are agents or lenders under our Subscription Facility, and therefore, may receive a portion of the net proceeds from this offering. See “Underwriting (Conflicts of Interest).”

Our management will have significant flexibility in applying the net proceeds of this offering. The timing and amount of our actual expenditures will be based on many factors, including cash flows from operations and the anticipated growth of our business, and we may allocate the net proceeds from this offering to the specified uses set forth above or for other general corporate purposes.

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DIVIDEND POLICY

We do not anticipate declaring or paying any cash dividends to holders of our common stock in the foreseeable future. We currently intend to retain future earnings, if any, to finance our operations and the growth of our business. Our future dividend policy is within the discretion of our board of directors and will depend upon then-existing conditions, including our results of operations, financial condition, capital requirements, investment opportunities, statutory restrictions on our ability to pay dividends and other factors our board of directors may deem relevant. In addition, the agreements governing our indebtedness may place restrictions on our ability to pay cash dividends. Our board of directors will take into account:

•	general economic and business conditions;

•	our financial condition and operating results;

•	our current and anticipated cash needs;

•	our capital requirements, including future acquisitions and existing reinvestment opportunities;

•	legal, tax, regulatory and contractual restrictions and implications on the payment of dividends by us to our shareholders; and

•	such other factors as our board of directors may deem relevant.

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CAPITALIZATION

The following table sets forth our cash and capitalization as of June 30, 2022:

•	Our Predecessor on an actual basis as of June 30, 2022; and

•

MN8 Energy on an as adjusted basis to give effect to (i) the Internalization Transaction, (ii) the Corporate Reorganization and (iii) this offering and the use of proceeds therefrom as if such transactions occurred on June 30, 2022.

The following table should be read together with our predecessor’s consolidated financial statements and related notes, and the sections titled “Summary Historical and Pro Forma Condensed Consolidated Financial and Operational Data,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Unaudited Pro Forma Consolidated Financial Statements” that are included elsewhere in this prospectus.

	As of June 30, 2022
	Actual (Predecessor)	As Adjusted (MN8 Energy)
	(in thousands)
Cash and cash equivalents(1)	$144,579	$

Long-term debt(2):
3.77% Senior Notes due 2044(3)	$432,288		$432,288
3.10% Senior Notes due 2046(3)	$587,899		$587,899
3.29% Senior Notes due 2047(3)	$250,470		$250,470
Subscription Facility(4)	$221,500		$221,500
Revolver(4)	$—	$
Warehouse Facility	$222,520		$222,520
Project-Level Notes Payable(5)	$355,741		$355,741
Total debt	$2,070,418		$2,070,418

Redeemable non-controlling interests(1)	33,032		33,032
Equity:
Members’ / shareholders’ equity	1,016,799		—
Common stock—$0.01 par value; no shares authorized, issued or outstanding (actual); shares authorized and shares issued and outstanding (pro forma)	—
Preferred stock; no shares authorized, issued or outstanding (actual and pro forma))	—		—
Additional paid in capital	—
Non-redeemable non-controlling interest	—
Non-controlling interest	170,327
Total Equity	1,187,126

Total capitalization	$3,290,576	$

(1)

The “Actual” and “As Adjusted” amounts do not give effect to the anticipated capital contributions from the Existing Owners to our Predecessor, which we expect to be received prior to consummation of this offering for purposes of funding the cash consideration for the NES Acquisition, as described further under “Prospectus Summary—Recent Developments.” As adjusted to give effect to such capital contributions as if they had occurred on June 30, 2022, our Predecessor’s adjusted cash and cash equivalents and members’ equity would be approximately $389.1 million and $1.3 billion, respectively, and our as adjusted cash and cash equivalents and shareholders’ equity would be approximately $             and $             , respectively. There can be no assurances that the NES Acquisition will close on the terms currently contemplated or at all,

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and if the NES Acquisition does not close management will have broad discretion in the use of proceeds of such capital contributions. See “Risk Factors—Risks Related to Our Industry and Operations—We may not consummate the NES Acquisition, and this offering is not conditioned on the consummation of the NES Acquisition.”
(2)	All outstanding amounts of indebtedness shown at principal amount.
(3)

The Senior Notes are the obligations of our subsidiary portfolios and we do not guarantee the indebtedness represented thereby; however, we consolidate the assets and liabilities of each such subsidiary portfolio on our consolidated balance sheet. See Note 7 to our consolidated financial statements included elsewhere in this prospectus.

(4)

The “Actual” column includes amounts outstanding under the Subscription Facility as of June 30, 2022. In connection with the consummation of this offering, we intend to fully repay and terminate the Subscription Facility and enter into the Revolver (defined below), a $ million revolving credit facility. For additional information, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Project and Corporate-Level Financing.”

(5)	See Note 7 to our consolidated financial statements included elsewhere in this prospectus for additional information regarding our project-level notes payable.

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DILUTION

If you purchase shares of our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock in this offering and the as further adjusted net tangible book value per share of our common stock immediately after this offering. Dilution in as further adjusted net tangible book value per share to investors purchasing shares of our common stock in this offering represents the difference between the amount per share paid by investors purchasing shares of our common stock in this offering and the as further adjusted net tangible book value per share of our common stock immediately after completion of this offering.

Our as adjusted net tangible book value as of June 30, 2022, was $             million, or $             per share. Our as adjusted net tangible book value per share represents the amount of our historical tangible book value as of June 30, 2022, after giving effect to the Internalization Transaction and the Corporate Reorganization, which will occur immediately prior to or contemporaneously with the completion of this offering.

After giving effect to the sale by us of shares of our common stock in this offering at the initial public offering price of $             per share, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our as further adjusted net tangible book value as of June 30, 2022, would have been $             million, or $             per share. This represents an immediate increase in as adjusted net tangible book value of $             per share to our existing stockholders and an immediate dilution of $             per share to investors purchasing shares of our common stock in this offering. The following table illustrates this dilution:

Initial public offering price per share		$
As adjusted net tangible book value per share as of ,	$
Increase in as adjusted net tangible book value per share attributable to investors purchasing shares of our common stock in this offering	$

As further adjusted net tangible book value per share of our common stock immediately after the completion of this offering (after giving effect to the Internalization Transaction and the Corporate Reorganization)

$

Dilution in as adjusted net tangible book value per share to investors purchasing shares of our common stock in this offering		$

The following table presents, as of June 30, 2022, after giving effect to (i) the Internalization Transaction, (ii) the Corporate Reorganization and (iii) the sale by us of shares of our common stock in this offering at the initial public offering price of $             per share, the difference between the existing stockholders and the investors purchasing shares of our common stock in this offering with respect to the number of shares of our common stock purchased from us, the total consideration paid or to be paid to us, and the average price per share paid or to be paid to us, before deducting underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
(in thousands)
Existing stockholders		%	$	%	$
Investors purchasing shares of our common stock in this offering		%	$	%	$

Totals		%	$	100%	$

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Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares of our common stock. If the underwriters exercise their option to purchase additional shares of our common stock in full, our existing stockholders would own         % and the investors purchasing shares of our common stock in this offering would own         % of the total number of shares of our common stock outstanding immediately after completion of this offering, after giving effect to the Corporate Reorganization.

To the extent that any outstanding options to purchase our common stock are exercised or new awards are granted under our equity compensation plans, there will be further dilution to investors participating in this offering.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of the historical financial condition and results of operations of our accounting predecessor should be read in conjunction with “Selected Consolidated Financial Data” and the audited consolidated financial statements and unaudited condensed consolidated financial statements of our accounting predecessor and the related notes thereto included elsewhere in this prospectus. In addition to historical financial information, the following discussion and analysis contains forward-looking statements that are subject to risks, uncertainties and assumptions. Our actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those discussed under “Cautionary Language Regarding Forward-Looking Statements,” “Risk Factors” and elsewhere in this prospectus.

Overview

We are a renewable energy company. Our mission is to serve enterprise customers by providing the renewable energy and related services that these customers need on their journey to an electrified, decarbonized world. To achieve this mission, we generate renewable energy with our fleet of solar projects and are able to store energy in our fleet of battery projects, in each case tailored to the needs of individual enterprise customers. In 2021, we were one of the largest independent solar energy and energy storage power producers in the U.S. and one of the top 5 largest solar and storage asset owners overall in the U.S., based on the total gross capacity of our projects that were operating according to S&P Global Market Intelligence. As of June 30, 2022, our fleet was composed of over 850 projects spread across 27 states with an aggregate capacity of approximately 2.0 GW of operating and 0.3 GW of under construction solar projects and approximately 270 MW of operating and 0 MW of under construction battery storage projects. We have a blue-chip set of over 200 enterprise customers, many of whom have bold decarbonization objectives, which we believe will provide us with many add-on commercial opportunities in the years to come.

Basis of Presentation

Unless otherwise indicated, the historical financial and operating information presented in this section is that of MN8 Energy LLC (f/k/a Goldman Sachs Renewable Power LLC), the predecessor of MN8 Energy for financial reporting purposes.

The financial information and certain other information presented in this section have been rounded to the nearest whole number or the nearest decimal. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column in certain tables in this prospectus. In addition, certain percentages presented in this section reflect calculations based upon the underlying information prior to rounding and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers or may not sum due to rounding.

For historical non-controlling interests associated with OpCo, net income was allocated in the consolidated statements of members’ equity first in an amount equal to the OpCo Incentive Allocation held by GSAM that was earned during the reporting period, with the remaining income allocated using the profit and loss percentages contained in the OpCo LLC Agreement. The non-controlling interest associated with OpCo is expected to be eliminated in connection with the Corporate Reorganization. For additional information regarding the OpCo Incentive Allocation and the transactions pursuant to which it was eliminated, see the section of this prospectus titled “Internalization Transaction and Corporate Reorganization.”

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Key Factors Affecting Our Performance

Our results of operations and our ability to sustain and grow our business over time could be impacted by a number of factors and trends that affect our industry generally, as well as new offerings of services and products we may acquire or seek to acquire in the future. Additionally, our business is concentrated in certain markets, putting us at risk of region-specific disruptions such as adverse economic, regulatory, political, weather and other conditions. See “Risk Factors” elsewhere in this prospectus for further discussion of risks affecting our business. We believe the factors discussed below are key to our success:

Capitalizing on Growth Opportunities

We believe we are in the beginning stages of a market opportunity driven by a secular megatrend of transitioning away from traditional energy sources to renewable energy. Further, we believe we have identified a trend in the renewable energy markets whereby stakeholders are increasingly placing a premium on actual and potential future growth, rather than the historical industry focus on yield, as the market for such products and services rapidly expands. In this regard, we have experienced significant growth in our asset value and revenue since our formation in 2017 through organic project development and acquisitions and we believe we have become a leading operator of solar energy and energy storage systems across 27 states. As of June 30, 2022, our fleet consists of approximately 2.0 GW of operating and 0.3 GW of under construction solar projects as well as approximately 270 MW of operating and 0 MW of under construction energy storage projects. In addition to our fleet of operating and under construction projects, the projects in our development pipeline consist of approximately 4.0 GW in solar capacity and approximately 1.1 GW (or approximately 4.3 GWh) in energy storage capacity as of June 30, 2022. These projects are in various stages of the development process and we are targeting commercial operation dates between 2022 and 2028. Our rapid growth since our formation in 2017 and our execution of our future growth strategy has impacted and will continue to significantly impact our results of operations.

Focus on Long-term Contracts and Creditworthiness of Counterparties

We focus on achieving long-term contracted revenues diversified across end markets with high-credit quality off-takers. As of June 30, 2022, 91% of our operating revenue was contracted, over the following two to five years under a mix of short and long-term fixed price contracts with creditworthy counterparties. For the year ended December 31, 2021 and the six months ended June 30, 2022, merchant revenue comprised approximately 0.4% and 1.5% of revenues from our sales of energy, respectively.

Our revenues depend in large part upon our PPAs with third-party off-takers. We have historically focused on entering into PPA arrangements with investment grade rated off-takers. As of June 30, 2022, approximately 84% of our contracted operational MW’s are with investment grade rated customers, approximately 11% are with unrated customers whose credit risk we view as equivalent to investment grade, and approximately 4% are from community solar, a credit diversified portfolio. These off-takers included corporates, utilities, municipalities, state and federal entities and schools. We intend to continue to seek to enter into arrangements with high-quality off-takers in the future, reducing our exposure to counterparty credit risk.

In addition to our focus on contracting the substantial majority of revenues, we also are focused on market diversification and benefit from operating in multiple geographies with different solar regimes, capacity auctions and power pricing points, reducing exposure to any one power, SREC, REC or capacity price.

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Project and Corporate-Level Financing

Our future growth depends in significant part on our ability to raise capital from third-party investors and lenders on competitive terms to help finance our corporate operations as well as the origination of our solar energy systems at the project level. We have historically used a variety of structures including capital commitments from our equity investors ($1.9 billion since our inception to June 30, 2022), debt facilities with commercial banks, capital markets issuances, tax-equity financing and construction loan financing to help fund our operations. See “Liquidity and Capital Resources—Debt.”

As of June 30, 2022, our indebtedness consisted of a $494.0 million subscription facility ($221.5 million of which was outstanding as of such date), a $500.0 million warehouse facility ($222.5 million of which was outstanding on such date), $1.3 billion in green bonds ($1.3 billion of which was outstanding on such date), and an aggregate $355.7 million in project-level loans. Our ability to raise capital from third-party investors and lenders is also affected by general economic conditions, the state of the capital markets, inflation levels and concerns about our industry or business. We have historically used a variety of financing structures to finance our operations and, with the exception of the capital commitments from our equity investors (the current remaining undrawn, $845.0 million, will be terminated in connection with this offering), intend to continue using substantially similar financing structures following the consummation of this offering in addition to our increased ability to access the public equity markets and other sources of financing. See “Risk Factors—Changes in our credit ratings may have an adverse effect on our financial position and ability to raise capital.”

In connection with the consummation of this offering, we intend to fully repay and terminate the Subscription Facility and enter into a new revolving credit agreement providing for a $ million revolving credit facility (the “Revolver”). We expect the Revolver will be used to finance our operating and investing activities. The credit agreement governing the Revolver is expected to contain customary affirmative covenants, including regarding financial reporting, existence, maintenance of insurance and properties, inspection rights, maintenance of collateral, and compliance with laws. The credit agreement is also expected to contain various negative covenants, including restrictions on the borrower’s ability to incur indebtedness, grant liens, make fundamental changes, dispose of assets, and fund dividends, distributions, investments, or acquisitions, and customary events of default, subject to certain exceptions and cure periods. We will also be subject to certain financial covenants. The failure to comply with such financial covenants could result in an event of default, if not cured.

Cost of Solar Energy and Battery Storage Systems

Although the solar panel market has seen an increase in supply in recent years, upward pressure on prices may occur due to growth in the solar industry, regulatory policy changes, tariffs and duties, supply chain disruptions and an increase in demand. As a result of these developments, we may pay higher prices on imported solar modules, which may make it less economical for us to serve certain markets. Attachment rates for energy storage systems have trended higher while the price to acquire has trended downward making the addition of energy storage systems a potential area of growth for us. See “Risk Factors” elsewhere in this prospectus for further discussion of risks relating to increased costs of solar energy and energy storage components.

Seasonality

The amount of electricity our solar energy systems produce is dependent in part on the amount of sunlight, or irradiation, where the assets are located. Because shorter daylight hours in winter months and poor weather conditions due to rain or snow results in less irradiation, the output of solar energy systems will vary depending on the season and the overall weather conditions in a year. Based on a

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calendar year, our strongest season of profitability is typically the third quarter of the year and our weakest is typically the first quarter of the year. While we expect seasonal variability to occur, the geographic diversity in our assets helps to mitigate our aggregate seasonal variability.

Government Regulations, Policies and Incentives

Our growth strategy depends in significant part on government policies and incentives that promote and support solar energy and enhance the economic viability of distributed solar. These incentives come in various forms, including net metering, eligibility for accelerated depreciation such as MACRS, SRECs, tax abatements, rebate and renewable target incentive programs and tax credits, particularly the ITC. We are a party to a variety of agreements under which we may be obligated to indemnify the counterparty with respect to certain matters. Typically, these obligations arise in connection with contracts and tax-equity partnership arrangements, under which we customarily agree to hold the other party harmless against losses arising from a breach of warranties, representations, and covenants related to such matters as title to assets sold, negligent acts, damage to property, validity of certain intellectual property rights, non-infringement of third-party rights, and certain tax matters including indemnification to customers and tax-equity investors regarding ITCs. The sale of SRECs has constituted a significant portion of our revenue historically, representing 27%, 27% and 36% of our revenue for each of the years ended December 31, 2021, 2020 and 2019, respectively, and 23% and 26% of our revenue for the six months ended June, 2022 and 2021, respectively. A change in the value of SRECs or changes in other policies or a loss or reduction in such incentives could decrease the attractiveness of distributed solar to us and our customers in applicable markets, which could reduce our growth opportunities. Such a loss or reduction could also reduce our willingness to pursue certain customer acquisitions due to decreased revenue or income under our solar service agreements. Additionally, such a loss or reduction may also impact the terms of and availability of third-party financing. If any of these government regulations, policies or incentives are adversely amended, delayed, eliminated, reduced, retroactively changed or not extended beyond their current expiration dates or there is a negative impact from the recent federal law changes or proposals, our operating results and the demand for, and the economics of, distributed solar energy may decline, which could harm our business.

Impact of the Ongoing COVID-19 Pandemic on our Operations

The rapid spread of COVID-19, which was declared by the World Health Organization to be a pandemic on March 11, 2020, and actions taken globally in response to the COVID-19 pandemic, have significantly disrupted international business activities. The COVID-19 pandemic resulted in governments around the world implementing stringent measures to help control the spread of the virus, including quarantines, social distancing protocols, “shelter in place” and “stay at home” orders, travel restrictions, business curtailments, school closures and other measures. Governments and central banks around the world enacted fiscal and monetary stimulus measures to counteract the effects of the COVID-19 pandemic and various other response measures, however, the overall magnitude and long-term effectiveness of these actions remain uncertain. In addition, our business relies, to a certain extent, on free movement of goods, services, and capital from around the world, which has been significantly restricted as a result of the COVID-19 pandemic. We have implemented a response plan to maintain our operations despite the outbreak of the virus, including extra safety precautions with respect to our personnel and contingency plans with respect to our facilities. However, we may experience direct or indirect impacts from the pandemic, including delays in development or construction activities in our business and has some risk that our contract counterparties could fail to meet their obligations. See “Risk Factors—General Risk Factors—Developments associated with the COVID-19 pandemic could have an adverse effect on our business.”

Given the ongoing and dynamic nature of the circumstances surrounding the COVID-19 pandemic, it is difficult to predict how significant the impact of the COVID-19 pandemic, including any

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responses to it, will be on the global economy or for how long any disruptions are likely to continue. The extent of such impact will depend on future developments, which are highly uncertain, continually evolving and difficult to predict, including the duration of the outbreak within the United States and the related impact on the oil and natural gas industry, the impact of governmental actions designed to prevent the spread of COVID-19 and the availability of effective treatments and vaccines While vaccines have become available in most countries and many economies have reopened, the status of the global recovery remains uncertain and unpredictable, especially in light of new variant strains. Business activity may not recover as quickly as anticipated, and widespread recovery will be impacted by future developments, including future waves of outbreak or new variant strains of the virus which may require re-closures or other preventative measures. Conditions will be subject to the effectiveness of government policies, vaccine administration rates, and other factors that may not be foreseeable. Such developments could have an adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow.

Supply Chain Constraints

Any change in the cost of solar panels, energy storage technology or other raw materials would impact the costs of constructing our projects and affect our financial results. In addition, both global and localized events could disrupt our international supply chains. Recently, we have experienced industry-wide supply shortages caused by the rapid expansion of the renewable energy market along with COVID-19-related supply disruptions. Moreover, the possibility of AD/CVD tariffs has created additional uncertainties in our supply of solar modules. Additionally, the U.S. government has imposed various trade restrictions on Chinese entities determined to be acting contrary to U.S. foreign policy and national security interests. While we have developed multiple supply sources in a variety of countries, we could still be adversely affected by increases in our costs, negative publicity related to the industry and the sourcing of raw materials and finished equipment, or other adverse consequences to our business.

The reliability of our supply chain is an important aspect of the growth of our business, and as such, we will continue to actively manage our supply chain and supply relationships to minimize the impact of such shortages and disruptions to our business, financial condition, and results of operations. For additional information, please see “Risk Factors—Disruptions in our supply chain for materials and components, alongside increased logistics costs, have adversely affected our business and may continue to do so” and “Risk Factors—Increases in the cost or reduction in supply of solar energy and energy storage system components due to tariffs or trade restrictions imposed by the U.S. government could have an adverse effect on our business, financial condition and results of operations.”

Recent Developments

Pending NES Acquisition

On August 19, 2022, the Company entered into the NES MIPA with an affiliate of NES for the NES Acquisition. During 2021, the pro rata share of revenues and operating expenses reflected by this acquisition was approximately $44 million of revenues and approximately $14 million in operating expenses, excluding depreciation and amortization expense.

We expect the aggregate purchase price for the NES Acquisition to be approximately $245 million in cash, subject to purchase price adjustments, which we expect to fund prior to the consummation of this offering via capital contributions from the Existing Owners. The NES MIPA contains customary representations and warranties, covenants and indemnification provisions. We expect the NES Acquisition to close in the late third or early fourth quarter of 2022, subject to the satisfaction of customary closing conditions, including FERC and HSR approvals and the approval of NES’s shareholders. This offering is not conditioned on the consummation of the NES Acquisition, and the NES Acquisition is not conditioned on the consummation of this offering.

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Entry into Revolver

In connection with the consummation of this offering, we intend to fully repay the Subscription Facility and enter into the Revolver. For more information, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Project and Corporate-Level Financing.”

Key Operational Metrics and Non-GAAP Financial Measures

In addition to the measures presented in our consolidated financial statements, we use the following key operational metrics and non-GAAP financial measures to evaluate our business, measure our performance, develop financial forecasts, and make strategic decisions.

						Pro Forma (MN8 Energy)
	Historical (Predecessor)
	Six Months Ended June 30,		Year Ended December 31,			Six Months Ended June,	Year Ended December 31,
	2022	2021	2021	2020	2019	2022	2021
	(in thousands)
Operating Megawatts Added and Generated:
Generation:
Megawatts added(1)	326 MW	29 MW	254 MW	251 MW	808 MW
Megawatts hours generated	1,692,471 MWh	1,254,400 MWh	2,417,803 MWh	2,033,126 MWh	1,128,589 MWh
Megawatt capacity	2,035 MW	1,484 MW	1,709 MW	1,455 MW	1,204 MW
Storage:
Megawatt hours capacity of energy storage	1,065 MWh	4 MWh	504 MWh	4 MWh	4 MWh
Non-GAAP Financial Measures:
Adjusted EBITDA(2)	$132,507	$100,751	$206,972	$186,705	$124,033	$	$
Project Contribution Margin(3)	$153,616	$124,422	$252,771	$238,840	$156,104

(1)	Megawatts added includes acquisitions and projects achieving commercial operation.
(2)

Adjusted EBITDA is not a financial measure prepared in accordance with GAAP and should not be viewed as an alternative to GAAP measures of performance. The GAAP measure most directly comparable to Adjusted EBITDA is net income (loss), which was $(56.2) million, $(20.3) million and $(4.3) million for the years ended December 31, 2021, 2020 and 2019, respectively, and $(21.9) million and $4.5 million for the six months ended June 30, 2022 and 2021, respectively. For more information, see “Summary Historical and Pro Forma Condensed Consolidated Financial and Operational Data—Non-GAAP Financial Measures” for a reconciliation of Adjusted EBITDA to net income (loss), the most directly comparable GAAP measure, for the periods presented.

(3)

Project Contribution Margin is not a financial measure prepared in accordance with GAAP and should not be viewed as an alternative to GAAP measures of performance. The GAAP measure most directly comparable to Project Contribution Margin is gross margin, which was $252.8 million, $238.8 million and $156.1 million for the years ended December 31, 2021, 2020 and 2019, respectively, and $153.6 million and $124.4 million for the six months ended June 30, 2022 and 2021, respectively. For more information, see “Summary Historical and Pro Forma Condensed Consolidated Financial and Operational Data—Non-GAAP Financial Measures” for a reconciliation of Project Contribution Margin to operating revenues, the most directly comparable GAAP measure, for the periods presented.

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Key Operational Metrics

Generation

Megawatts Added

Megawatts added represents the aggregate megawatt nameplate capacity of solar energy systems for which panels, inverters, and mounting and racking hardware have been installed on premises during the period indicated. Megawatts added includes acquisitions and projects achieving commercial operation during the period indicated.

Megawatts added increased from approximately 29 MW for the six months ended June, 2021, to approximately 326 MW for the six months ended June 30, 2022, primarily due to increased acquisitions of solar energy systems and more solar energy systems placed in service.

Megawatts added increased from approximately 251 MW for the year ended December 31, 2020, to approximately 254 MW for the year ended December 31, 2021, primarily due to increased acquisitions of solar energy systems and more solar energy systems placed in service.

Megawatt Hours Generated

Megawatt hours generated represents the output of solar energy systems from operating solar energy systems during the period indicated. MWh generated relative to nameplate capacity can vary depending on multiple factors such as design, equipment, location, weather and overall system performance.

Megawatt hours generated increased from approximately 1,254,400 MWh for the six months ended June 30, 2021, to approximately 1,692,471 MWh for the six months ended June 30, 2022, primarily due to the increased number of operating solar energy systems in our fleet.

Megawatt hours generated increased from approximately 2,033,126 MWh for the year ended December 31, 2020, to approximately 2,417,803 MWh for the year ended December 31, 2021, primarily due to the increased number of operating solar energy systems in our fleet.

Megawatt Capacity

Megawatt capacity represents the maximum output of electricity produced during the period indicated.

Megawatt capacity increased from approximately 1,484 MW as of June 30, 2021, to approximately 2,035 MW as of June 30, 2022, primarily due to the increased number of operating solar energy systems in our fleet.

Megawatt capacity increased from approximately 1,455 MW as of December 31, 2020, to approximately 1,709 MW as of December 31, 2021, primarily due to the increased number of operating solar energy systems in our fleet.

Storage

Megawatt Hours Capacity of Energy Storage

Megawatt hours capacity of energy storage represents the total amount of energy that can be discharged by the energy storage systems in our fleet.

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Megawatt hours capacity of energy storage increased from approximately 4 MWh as of June 30, 2021, to approximately 1,065 MWh as of June 30, 2022, primarily due to the increased number of operating energy storage systems in our fleet.

Megawatt hours capacity of energy storage increased from approximately 4 MWh as of December 31, 2020, to approximately 504 MWh as of December 31, 2021, primarily due to the increased number of operating energy storage systems in our fleet.

Non-GAAP Financial Measures

Adjusted EBITDA is net income (loss) before interest expense, net, (gain) loss on tax equity sale-leaseback buyouts and acquisitions, gain on termination of purchase obligation, legal settlements, loss on extinguishment of debt, income tax (benefit) expense, depreciation, amortization and accretion, restructuring and offering costs, contract amortization and acquisition and development costs. Project Contribution Margin is operating revenues less operations and maintenance, excluding depreciation, amortization and accretion.

See “Summary Historical and Pro Forma Condensed Consolidated Financial and Operational Data—Non-GAAP Financial Measures” for additional information, including reconciliations to net income (loss) and operating revenues, the most directly comparable GAAP measures, respectively.

Principal Sources of Our Operating Revenues

We derive our operating revenues principally from the sale of electricity and solar renewable energy certificates.

Revenue Under Power Purchase Agreements.    A portion of our power sales revenues is earned through the sale of energy (based on kWh) pursuant to the terms of PPAs. The revenues are primarily determined by multiplying (i) the price under the PPA or market price by (ii) the amount of electricity that we deliver. Customers are invoiced monthly in this manner, with payments generally received within one month of the invoice date.

Solar Renewable Energy Certificate Revenue.    We apply for and receive SRECs in certain jurisdictions for power generated by solar energy systems we own. We generate revenue by delivering SRECs to customers both on a standalone basis or bundled together with electricity sales. One SREC is generated for each MWh of electricity produced, subject to any adjustments made by the certifying bodies in the jurisdictions in which we operate. We maintain three general types of standalone SREC sales contracts: spot sales, fixed-notional forward sales, and unit-contingent forward sales contracts. For both spot sales and fixed-notional forward-sales, revenue is determined by multiplying (i) the per-unit contractual price by (ii) the quantity of SRECs delivered to the counterparty; limited by the notional amount of the contract. For unit-contingent forward sales, revenue is determined by multiplying (i) the per-unit contractual price by (ii) the amount of SRECs generated by the contracted assets and delivered to the counterparty. We invoice standalone SREC sales customers as SRECs are delivered and payments are generally due between 5 to 10 days from the date the SRECs are transferred to such counterparties. In certain circumstances, we sell both electricity and SRECs pursuant to the same contract. Generally, revenues are determined by multiplying (i) the bundled contract price by (ii) the amount of electricity and SRECs delivered. Customers are invoiced monthly in this manner, with payments generally received within one month of the invoice date. We utilize rolling SREC hedges to seek price certainty over three to five year periods. This provides additional contracted cash flows and reduces our exposure to SREC price volatility.

Lease Revenue.    We are the lessor of certain solar energy facilities. We record revenue associated with the fixed-lease payments straight-line over the term of the lease.

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Contract Amortization.    Assets and liabilities recognized from PPAs assumed through acquisitions related to the sale of energy and capacity in future periods for which the fair value has been determined to be significantly less (more) than market are amortized to revenue over the term of each underlying contract on a straight-line basis. The aggregate impact of this amortization schedule is reflected on our statements of operations as netted against actual operating revenues recognized during the applicable period.

Principal Components of Our Cost Structure

Operations and Maintenance, Excluding Depreciation, Amortization and Accretion. Operations and maintenance expenses, excluding depreciation, amortization and accretion, consist primarily of ordinary repairs and maintenance to our fleet, lease expenses, taxes and insurance.

Depreciation, Amortization and Accretion Expense.    Depreciation expense represents depreciation on solar energy and energy storage systems that have been placed in service. Depreciation expense is computed using the straight-line composite method over the estimated useful lives of assets. Right of use assets are amortized using the straight-line method over the remaining life of the respective lease agreements. Accretion expense includes over time increase of asset retirement obligations associated with our fleet.

General and Administrative.    General and administrative expenses consist primarily of professional fees related to legal, accounting, human resources, finance and training, information technology and software services, marketing and communication.

In addition, we expect to incur incremental, non-recurring costs related to our transition to a publicly traded corporation, including the costs of this initial public offering and the costs associated with the initial implementation of our Sarbanes-Oxley Act of 2002 Section 404 internal control implementation and testing. We also expect to incur additional significant and recurring expenses as a publicly traded corporation, including costs associated with the employment of additional personnel, compliance under the Exchange Act, annual and quarterly reports to common shareholders, registrar and transfer agent fees, national stock exchange fees, audit fees, incremental director and officer liability insurance costs and director and officer compensation, and related expenses.

Related Party Management and Administration Fee.    Prior to the closing of the Internalization Transaction on August 4, 2022, we were managed by GSAM pursuant to the terms of a Management Services Agreement, dated February 9, 2018, under which GSAM received a management fee as compensation for its services (the “Management Fee”). The Management Fee was determined as of the last day of the applicable calendar quarter and was paid quarterly in arrears. The Management Fee was equal to 0.125% of the average of the Management Fee Base (as herein after defined) with respect to such calendar quarter and the Management Fee Base at the end of the prior calendar quarter. The Management Fee Base for any calendar quarter was equal to the amount of capital contributed as of the end of such calendar quarter, plus our total indebtedness, less a proportionate share of any indebtedness attributable to non-tax-equity joint-venture partners.

In addition, pursuant to the Management Services Agreement, GSAM historically received an administration fee as compensation for its services (the “Administration Fee”). The Administration Fee was equal to the product of our share of the nameplate capacity of the solar energy facilities we owned and the applicable per kW rate. The Administration Fee for any calendar quarter was subject to a cap of 0.125% of the average of the Management Fee Base at the end of such quarter and the Management Fee Base at the end of the prior calendar quarter (the “Administration Fee Cap”), less

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such fees paid to third-party service providers by or associated with the facilities (excluding from such fees, the proportion attributable to non-tax-equity joint-venture partners).

On May 18, 2022, we entered into an agreement with OpCo, MN8 Energy, GSAM and the Special Interest Member to engage in the Internalization Transaction, which closed on August 4, 2022, pursuant to which, among other things, (i) the Management Services Agreement was terminated, (ii) we agreed to directly employ the approximately 100 professionals previously employed by GSAM that were dedicated to our business under the Management Services Agreement and (iii) we entered into a transition services agreement with GSAM that provides for the provision of certain services to MN8 Energy, OpCo and us, including risk management, accounting, tax, information technology and compliance, for a specified period of time following completion of the Internalization Transaction. Accordingly, we no longer pay the Management Fee or Administrative Fee; however, we will incur incremental costs associated with salaries, bonuses, benefits and all other employee-related costs, including stock-based compensation as well as costs associated with the transition services agreement. In addition, because of the time and complexities involved with negotiating and completing the Internalization Transaction, we incurred—for periods in which such transaction was being pursued—incremental transaction fees associated with the engagement of legal counsel, financial advisors and other professional services.

Interest Expense.    Interest expense represents interest on our borrowings under our various debt facilities, amortization of debt discounts and deferred financing costs.

Income Tax (Benefit) Expense.    We have historically elected to be taxed as a corporation for U.S. federal income tax purposes, subjecting our earnings to U.S. federal and various state and local entity-level corporate income taxes. In addition, we have various corporate subsidiaries that are subject to entity-level U.S. federal and various state and local corporate income taxes. The corporate subsidiaries each hold economic interests in various partnerships and consolidate the partnerships and the results of their operations for financial reporting purposes. We are subject to annual entity-level corporate income taxes on the income allocations received from the partnerships. We are not subject to income tax on the portion of partnership income allocated to any associated non-controlling interests.

The U.S. federal government provides or provided various incentives, such as investment tax credits, cash grants, and accelerated depreciation, for investments in renewable energy. We account for our investment tax credits using the flow-through method of accounting, under which the associated tax benefit is recorded as an income tax benefit in the period that the credit is generated.

Tax-Equity Funds and Related Accounting Impacts

We finance a portion of our solar energy systems by co-investing with tax-equity investors, such as large financial institutions, who value the resulting cash flows, ITCs, tax depreciation and other incentives related to the solar energy systems, which is facilitated primarily through a structure known in the industry as “tax-equity financing.” As of June 30, 2022, approximately 38.1% of our assets, by net book value are subject to tax-equity financings. In 2021, 2020 and 2019, respectively, we received commitments from tax-equity investors of $479.5 million, $190.2 million and $0.0 million, and as of June 30, 2022, an aggregate of $513.7 million has been recorded in this account. We continue to negotiate with financial investors to create additional opportunities for tax-equity investments.

Other than the indemnities mentioned in “Risk Factors”, tax-equity investments are generally structured as non-recourse project financings known as “tax-equity funds.” In the context of solar energy, a tax-equity investor makes an upfront contribution to a partnership, which owns one or more underlying solar energy systems, and, in exchange for such contribution, the tax-equity investor

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receives a certain class of equity that provides a share of tax attributes and cash flows emanating from the partnership pursuant to the partnership’s ownership of such solar assets. In these tax-equity funds, the U.S. federal tax attributes that are allocated to the tax-equity investor offset taxes that otherwise would have been payable on the tax-equity investor’s other operations. The terms and conditions of each tax-equity fund vary by tax-equity investor and asset class (e.g., C&I versus utility-scale) and are dependent on whether such systems include battery storage. In general, our tax-equity funds are structured either using the “partnership flip” structure (67% of our portfolio capacity) or “sale-leaseback” structure (25% of our portfolio capacity, with the remaining 8% of portfolio capacity not subject to tax-equity financing).

Upon the satisfaction of the conditions precedent applicable to a tax-equity fund, we contribute cash and our tax-equity investors contribute a portion of their commitment into the partnership company. The partnership uses this cash to acquire one or more solar energy systems developed by us, which, once completed, either sells energy from such solar energy systems to customers or, in the case of C&I systems, directly leases the solar energy systems to customers, in either case, pursuant to a long-term contract with the off-taker. Upon the satisfaction of additional conditions precedent, generally aligned around the substantial completion of the solar energy system, the tax-equity investors fund the remainder of their commitments. We assign C&I solar energy systems and related incentives to our tax-equity funds in accordance with the criteria of the specific funds, while our utility-scale projects are generally sourced to investors on an individual basis.

Depending on the tax-equity fund structure, all of the capital contributed by our tax-equity investors into the tax-equity funds is either used to acquire the solar energy systems, is reimbursed to us for costs spent to acquire and/or develop such solar energy systems, or is used to fund an operating and completion reserve account, and, to the extent funds remain after project completion, excess amounts are distributed to us as the sponsor of such system. Each tax-equity investor generally receives a minimum target rate of return, typically on an after-tax basis; the amount of the return varies by tax-equity fund and asset class. Generally, in the initial years of the tax-equity fund, the tax-equity investor is allocated substantially all of the non-cash value attributable to the solar energy systems, known as the “tax attributes”, which includes accelerated depreciation and ITCs, and a percentage of free flow cash coming from the solar energy systems. However, even in these early years when the tax-equity investor receives most of the tax attributes, we receive a majority of the cash distributions, which are typically distributed quarterly. The allocation of tax attributes to the tax-equity investor generally continues until the later of (a) the date the tax-equity investor achieves its minimum target rate of return or (b) a date certain based on the expiration of the ITC recapture period of the underlying solar energy system placed in service by the tax-equity fund; following such date, we retain the majority of the tax attributes associated with the underlying projects. Once the tax-equity investors have achieved their target rate of return, the tax allocations and cash sharing “flip”, with us receiving substantially all of the cash and tax attributes. Consistent with market practices, we generally provide the tax-equity investors with representations as to the amount of ITC each solar energy system is eligible for and provide an indemnification if the ITC actually received by the solar energy system is below such amount. We have the amount of ITC eligible basis validated and confirmed by appraisals and cost segregation reports that are performed by third-party appraisers and cost segregation providers who are qualified and experienced in providing such reports for solar energy systems.

We acquire our solar energy systems at various stages of completion. As the assets achieve mechanical completion, we typically sell or transfer the underlying assets or ownership interests in project-level companies to consolidated subsidiaries with tax-equity partners. As the primary beneficiary, we retain a controlling financial interest in these partnership “flip” structures for accounting purposes. Accordingly, we consolidate the assets, liabilities and operating results of tax-equity partnerships in our consolidated financial statements. When accounting for such sale or transfer of net assets between consolidated subsidiaries under common control, the Company recognizes the carrying amount of net assets and eliminates intercompany profits in accordance with ASC 810.

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In our consolidated balance sheets, we recognize the tax-equity investors’ share of the net assets of the tax-equity funds as non-controlling interests or as redeemable non-controlling interests if tax-equity investors have an option to withdraw and require us to purchase their interests. For non-controlling interests associated with the tax-equity investors, net income is allocated in the consolidated statements of members’ equity based on the hypothetical liquidation at book value (“HLBV”) method. The amount related to tax-equity investors included in non-controlling interest equity on the consolidated statements of members’ equity represents the amount that the non-controlling interests would hypothetically receive if the tax-equity fund was liquidated at the reporting date, based on the liquidation provisions of the relevant company operating agreements and if the liquidation proceeds net of liabilities were equal to total book value of the subsidiary’s equity. When we acquire non-controlling interests in tax-equity partnerships we determine the difference between the fair value and the HLBV-derived value of the non-controlling interest as of the date of acquisition. We amortize and reallocate this difference between the non-controlling and controlling interests over a period equal to the weighted-average remaining life of the solar energy facilities. These income or loss allocations, reflected on our consolidated statement of operations, may create significant volatility in our reported results of operations, including potentially changing net loss to net income, or vice versa, from quarter to quarter. We typically have an option to acquire, and our tax-equity investors may have an option to withdraw and require us to purchase, all of the equity interests that our tax-equity investor holds in a tax-equity fund following the “flip date”, which generally is around six to seven years after the last solar energy system in the underlying tax-equity fund becomes operational. If we or our tax-equity investors exercise their respective options, such purchase options can be exercised at a price equal to the fair-market value of the associated membership interests, or at a formulaic price, as defined by the relevant company agreement. Following such exercise, we would receive the tax-equity investor’s interest in the tax-equity fund and would be entitled to 100% of the cash and tax attributes resulting from the underlying solar energy system. For additional information on these partnerships, see Note 10, Redeemable Non-Controlling Interests, to our consolidated annual financial statements.

Sale Leasebacks.    Under the sale-leaseback structure, a tax-equity investor typically acquires a completed project for its fair market value and simultaneously leases the project back to the seller under a “triple net” lease. The tax-equity investor is then entitled to collect rent from the lessee on an ongoing-basis, while the lessee retains virtually all day-to-day responsibility for the project. The tax-equity investor return is derived from tax attributes (accelerated depreciation and ITCs), rental income and its residual interest in the project after the lease expires. As the lessee, our return comprises receipt of the upfront purchase price (less certain rent prepayments and funding of reserves) and the net cash flows from the project (i.e., project revenue in excess of lease rent, operating expenses and other expenditures) during the lease term. Sale-leaseback structures generally include an option for the benefit of the seller-lessee to purchase the subject project back from the tax-equity investor at a fixed price sized to anticipated fair market value as determined at the execution of the lease. For accounting purposes, certain of these sale leaseback transactions were considered failed sale-leasebacks per GAAP. As such, the proceeds received from the tax-equity investor are classified as debt and payments from the Company to the tax-equity investor are considered debt service payments representing interest expense (cash from operations) and debt amortization (financing activity).

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Results of Operations

Six Months Ended June 30, 2022 Compared to

Six Months Ended June 30, 2021

The following table sets forth our consolidated statements of operations data for the periods indicated.

	Six Months Ended June 30,
	2022	2021
	(in thousand)
Operating revenues	$178,310	$146,059
Contract amortization	(24,018)	(23,411)

Total operating revenues, net	154,292	122,648

Operating costs and expenses:
Operations and maintenance, excluding depreciation, amortization and accretion	24,694	21,637
Depreciation, amortization and accretion	53,994	32,998
Acquisition and development costs	1,219	4,313
Internalization costs	2,386	—
General and administrative	9,777	11,481
Related party management and administration fee	9,926	8,241

Total operating costs and expenses	101,996	78,670

Operating income	52,296	43,978
Other expense:
Interest expense, net	(39,355)	(30,593)
Other income (expense), net	2,501	(3,949)
Gain on tax-equity sale-leaseback buyouts	6,465	—

Total other expense	(30,389)	(34,542)
Net income before income taxes	21,907	9,436
Income tax expense	43,822	4,898

Net income (loss)	(21,915)	4,538

Net loss attributable to non-controlling interests and redeemable non-controlling interests	(73,084)	(29,432)

Net income attributable to members	$51,169	$33,970

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Year Ended December 31, 2021 Compared to

Years Ended December 31, 2020 and 2019

The following table sets forth our consolidated statements of operations data for the periods indicated.

	Year Ended December 31,
	2021	2020	2019
	(in thousands, except share and per share amounts)
Operating revenues	$294,441	$272,684	$174,721
Contract amortization	(48,007)	(51,297)	(33,885)

Total operating revenues, net	246,434	221,387	140,836

Operating costs and expenses:
Operations and maintenance, excluding depreciation, amortization and accretion	41,670	33,844	18,617
Depreciation, amortization and accretion	78,884	58,824	28,817
General and administrative	41,617	33,637	24,526
Related party management and administration fee	18,059	13,173	7,089

Total operating costs and expenses	180,230	139,478	79,049

Operating income	66,204	81,909	61,787
Other expense:
Interest expense	(75,910)	(82,667)	(60,241)
Loss on extinguishment of debt	—	(9,771)	—
Other expense, net	(7,885)	(5,325)	(456)

Total other expense	(83,795)	(97,763)	(60,697)
Net income (loss) before income taxes	(17,591)	(15,854)	1,090
Income tax expense	(38,618)	(4,481)	(5,349)

Net loss	(56,209)	(20,335)	(4,259)

Net income (loss) attributable to non-controlling interests and redeemable non-controlling interests	(230,845)	(38,575)	17,222

Net income (loss) attributable to shareholders	$174,636	$18,240	$(21,481)

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Key Operational Metrics

In addition to the measures presented in our consolidated financial statements, we use the following key operational metrics to evaluate our business, measure our performance, develop financial forecasts, and make strategic decisions. The following table summarizes our key operational metrics for each period presented below, which are unaudited.

Historical (Predecessor)
	Six Months Ended June 30,		As of and for the Year Ended December 31,
	2022	2021	2021	2020	2019
Operating Megawatts Added and Generated:
Generation:
Megawatts added(1)	326 MW	29 MW	254 MW	251 MW	808 MW
Megawatts hours generated	1,692,471 MWh	1,254,400 MWh	2,417,803 MWh	2,033,126 MWh	1,128,589 MWh
Megawatt capacity	2,035 MW	1,484 MW	1,709 MW	1,455 MW	1,204 MW
Storage:
Megawatt hours capacity of energy storage	1,065 MWh	4 MWh	504 MWh	4 MWh	4 MWh

(1)	Megawatts added include acquisitions and projects achieving commercial operation.

Six Months Ended June 30, 2022 Compared to Six Months Ended June 30, 2021

Total Operating Revenues, Net

Total operating revenues, net comprises operating revenues of $178.3 million and contract amortization of $24.0 million for the six months ended June 30, 2022. Total operating revenues, net increased by $31.6 million, or 26%, for the six months ended June 30, 2022 compared to the six months ended June 30, 2021, which a result of the following:

•

an increase in electricity sales of approximately $18.4 million, driven by a 35% increase in MWhs generated, partially offset by a 13% decrease in average sales price per MWh. The increase in MWhs generated was driven by an increase in MW capacity as a result of acquisitions and facilities placed in service during the twelve months ended June 30, 2022. The facilities placed in service during this period included middle-market and utility-scale facilities with lower average contractual fixed prices per MWh compared to our existing fleet, which resulted in a decrease in average sales price as compared to the six months ended June 30, 2021;

•

an increase in SREC sales of approximately $3.1 million primarily due to the increased number of solar energy systems acquired or placed in service in 2021 and during the six months ended June 30, 2022; and

•

an increase in lease and other income of $10.8 million due to increased lease revenue due to a reduction in tax equity sale-leaseback offsets along with increases in capacity, battery storage and other revenues.

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These increases in revenue were partially offset by an increase in contract amortization of $0.6 million due to the number of acquired PPAs in 2021 and through the six months ended June 30, 2022.

Operations and Maintenance, Excluding Depreciation, Amortization and Accretion

Operations and maintenance, excluding depreciation, amortization and accretion, increased by $3.1 million, or 14%, for the six months ended June 30, 2022 as compared to the six months ended June 30, 2022. This is due to the following:

•

an increase of $1.5 million was a result of adding 551 MW from acquisitions and solar energy systems placed in service in 2021 and during the six months ended June 30, 2022 resulting in an increase in scheduled maintenance, module cleaning and vegetation abatement;

•	an increase of $1.0 million in insurance costs due to the aforementioned solar energy systems acquired and placed in service; and

•	an increase of $0.4 million in unscheduled maintenance at our existing sites.

Depreciation, Amortization and Accretion

Depreciation, amortization and accretion expense increased by $21.0 million, or 64%, for the six months ended June 30, 2022 as compared to the six months ended June 30, 2021, primarily due to the increased number of solar energy facilities added as a result of acquisitions and facilities placed in service during the twelve months ended June 30, 2022.

General and Administrative

General and administrative expense decreased by $1.7 million, or 15%, for the six months ended June 30, 2022, as compared to the six months ended June 30, 2021, primarily due to decreased legal fees as a result of decreased financing and acquisition activity.

Interest Expense, Net

Interest expense, net increased by $8.8 million, or 29%, for the six months ended June 30, 2022, as compared to the six months ended June 30, 2021, primarily due to a $9.8 million increase in interest expense for new debt issuances in the twelve months ended June 30, 2022, an increase of $2.9 million in deferred financing cost amortization associated with the aforementioned debt issuances and an increase of $2.1 million of sale-leaseback and lease obligations. These increases were partially offset by $6.0 million primarily related to favorable mark-to-market activity on interest rate derivative instruments.

Income Tax (Benefit) Expense

Income tax expense (benefit) increased by $38.9 million, for the six months ended June 30, 2022 as compared to the six months ended June 30, 2021, primarily due to income attributable to non-controlling interest and the exclusion of certain loss companies where valuation allowances were recorded in 2021.

Net loss attributable to non-controlling interests and redeemable non-controlling interests

Net loss attributable to non-controlling interests and redeemable non-controlling interests increased by $43.7 million, or 148%, in the six months ended June 30, 2022 as compared to the six

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months ended June 30, 2021, primarily due to losses attributable to non-controlling interests from tax-equity investments. As is common in such investments, a significant (i.e., up to 99%) portion of the tax attributes (e.g., ITC and MACRS) are shared with tax-equity investors early on in their investment period, which can cause the allocation of income or loss to the non-controlling interest to fluctuate under the HLBV method. In cases where a tax-equity partnership is newly formed and the assets thereof are placed in service, the “up-front” sharing of tax attributes often results in a loss allocation to the non-controlling interests associated with tax-equity investors. As tax attributes from the underlying assets diminish over time, a non-controlling interest associated with tax-equity investor’s loss allocation under the HLBV method will change accordingly and may result in an income allocation. Further, the timing for bringing assets online can vary resulting in the tax attributes allocable to the non-controlling interest associated with tax-equity investors changing year over year. Therefore, because of the combined impact of the standard “up-front” allocation, the income or losses attributable to non-controlling interests can appear highly volatile. Such was the reason for the volatility in the Company’s non-controlling interests from 2021 to 2022. Specifically, the loss allocation to the non-controlling interests showed a large increase due to a significant amount of assets being placed in service in 2022 and 2021, which also resulted in much larger amounts of ITC and MACRS being allocated to our tax-equity investors. For the six months ended June 30, 2022 and 2021, we placed in service assets for projects with total system size of 326 MW and 29 MW, respectively.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Total Operating Revenues, Net

Total operating revenues, net comprises operating revenues of $294 million and contract amortization of $48 million for the year ended December 31, 2021. Total operating revenues, net increased by $25.1 million, or 11%, for the year ended December 31, 2021 compared to the year ended December 31, 2020, which were a result of the following:

•	An increase in electricity sales of $14.1 million, or 8%, driven by the following:

•

A 19% increase in megawatt hours generated driven by an increase in megawatt capacity as a result of acquisitions and facilities placed in service of 251 MW during 2020 while realizing a full year’s service during the year ended December 31, 2021 as well as 254 MW of facilities placed in service during the year ended December 31, 2021; and

•

This increase was partially offset by a 10% decrease in average sales price per megawatt hour. The facilities placed in service during 2020 and 2021 included 332 MW of large utility-scale facilities whose contracted pricing per MWh was lower than the existing fleet in 2020, which resulted in a decrease in average sales price compared to the year ended December 31, 2020;

•

An increase in SREC sales of approximately $4.7 million, approximately $1.2 million was due to the increased number of solar energy systems and $3.5 million was due to a reduction in the cost of SRECS purchased in 2019;

•

An increase in lease and other income of $2.9 million due to due to increase in capacity and incentive revenues, which was partially offset by a decrease in lease revenue due to tax equity sale-leaseback buy-outs that occurred in 2021; and

•	A decrease in contract amortization of $3.3 million due to the sale of solar energy facilities in 2021 and corresponding removal of intangible balances.

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Operations and Maintenance, Excluding Depreciation, Amortization and Accretion

Operations and maintenance, excluding depreciation, amortization and accretion, increased by $7.8 million, or 23%, for the year ended December 31, 2021 as compared to the year ended December 31, 2020. This is due to the following:

•

An increase of $3.5 million was as a result of adding 254 MW from acquisitions and solar energy systems placed in service in late 2020 and during the year ended December 31, 2021 resulting in a spike of scheduled operations and maintenance expenses, module cleaning and vegetation abatement;

•	An increase of $1.4 million in insurance due to added number of solar energy and storage facilities in 2021;

•	An increase of $1.2 million is due to unscheduled maintenance expenses to existing sites; and

•	An increase of $1.7 million on account of increase in property and personal tax expenses as well as lease expenses.

Depreciation, Amortization and Accretion

Depreciation, amortization and accretion expense increased by $20.1 million, or 34.1%, for the year ended December 31, 2021 as compared to the year ended December 31, 2020, primarily due to the increased number of solar energy facilities as a result of acquisitions and facilities placed in service in late 2020 and during the year ended December 31, 2021.

General and Administrative

General and administrative expense increased by $8.0 million, or 23.7%, for the year ended December 31, 2021, as compared to the year ended December 31, 2020, primarily due to increased financing and acquisition activity that required the incurrence of additional fees for professional services. Of this amount, $5.5 million was due to legal fees, $2.2 million was due to other professional services and $0.3 million was due to accounting and tax fees.

Interest Expense

Interest expense decreased by $6.7 million, or 8.2%, for the year ended December 31, 2021, as compared to the year ended December 31, 2020. Of this amount, $18.3 million was due to favorable mark-to-market impact from interest rate derivate instruments, partially offset by an increase of additional $4.6 million in interest expense on new credit facilities and senior secured notes that were issued in 2021 and $7.0 million was due to an increase of deferred financing costs associated with aforementioned credit facilities issuances.

Income Tax Expense

Income tax expense increased by $34.1 million, or 762%, for the year ended December 31, 2021 as compared to the year ended December 31, 2020, primarily due to a significant increase in net loss before income taxes of $1.7 million, offset by the tax effect of non-controlling interests, further discussed in the section below.

For the year ended December 31, 2021, we recorded an income tax provision of $38.6 million in relation to pretax loss of $(17.6) million, which resulted in an effective income tax rate of (219.4)%. Our effective income tax rate was primarily impacted by the release of a substantial portion of the valuation allowance of $13.8 million due to more certainty in the ability to utilize our net operating losses, offset by the tax effect of non-controlling interests as discussed immediately below.

Net income (loss) attributable to non-controlling interests and redeemable non-controlling interests

Net income (loss) attributable to non-controlling interests and redeemable non-controlling interests decreased by $192.3 million, or 498%, in the year ended December 31, 2021 as compared to

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the year ended December 31, 2020, primarily due to losses attributable to non-controlling interests from tax-equity investments. As is common in such investments, a significant (i.e., up to 99%) portion of the tax attributes (e.g., ITC and MACRS) are shared with tax-equity investors early on in their investment period, which can cause the allocation of income or loss to the non-controlling interest to fluctuate under the HLBV method. In cases where a tax-equity partnership is newly formed and the assets thereof are placed in service, the “up-front” sharing of tax attributes often results in a loss allocation to the non-controlling interests associated with tax-equity investors. As tax attributes from the underlying assets diminish over time, a non-controlling interest associated with tax-equity investor’s loss allocation under the HLBV method will change accordingly and may result in an income allocation. Further, the timing for bringing assets online can vary resulting in the tax attributes allocable to the non-controlling interest associated with tax-equity investors changing year over year. Therefore, because of the combined impact of the standard “up-front” allocation, the income or losses attributable to non-controlling interests can appear highly volatile. Such was the reason for the volatility in the Company’s non-controlling interests from 2020 to 2021. Specifically, the loss allocation to the non-controlling interests showed a large increase due to a significant amount of assets being placed in service in 2021 and 2020, which also resulted in much larger amounts of ITC and MACRS being allocated to our tax-equity investors. In 2021 and 2020, we placed in service assets for projects with total system size of 754 MW and 251 MW, respectively.

For additional discussions on HLBV and non-controlling interests, see page 101, “Redeemable Noncontrolling Interests and Noncontrolling Interests.”

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Total Operating Revenues, Net

Total operating revenues, net comprises operating revenues of $272.7 million and contract amortization of $(51.3) million for the year ended December 31, 2020. Total operating revenues, net increased by $80.5 million, or 57.2%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. This increase is due to the following:

•

As the majority of our contracts are fixed-price, this increase is primarily due to an increase in energy production year over year, with 1,129 gigawatt hours produced in 2019 growing to 2,033 gigawatt hours produced in 2020. This was driven in turn by the addition of 251 MW being added to the fleet in 2020;

•	Electricity sales, net increased by $82.6 million, which was due to 251 MW of new projects developed or constructed during 2020 as well as having a full year of activity from our 2019 acquisitions;

•

SREC sales, net increased by $14.8 million, of this amount, $11.1 million is due to the 251 MW of new projects developed or constructed during 2020 as well as having a full year of activity from 2019 acquisitions, and $3.7 million increase is due to reduction in cost of SRECs acquired in 2019;

•

An increase in lease and other income of $0.5 million was due to increase in capacity and other revenues, which was partially offset by a decrease in lease revenue due to tax equity sale-leaseback buy-outs that occurred in 2020; and

•	These increases were partially offset by a $17.4 million increase in contract amortization due to an increase in the number of acquired PPAs for the year ended December 31, 2020.

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Operations and Maintenance, Excluding Depreciation, Amortization and Accretion

Operations and maintenance, excluding depreciation, amortization and accretion, increased by $15.2 million, or 81.8% for the year ended December 31, 2020 as compared to the year ended December 31, 2019. This is due to the following:

•	An increase of $4.8 million of expenses is due to 251 MW from acquisitions and solar energy systems placed in service in 2020;

•	An increase of $3.6 million due to unscheduled maintenance expenses on a number of transformers, weather events including wildfires and thermal events;

•	An increase of $2.4 million resulting from new leases and the adoption of ASC 842 for acquired leases; and

•	A total increase of $4.4 million from increased property taxes as a result of newly acquired projects, and the full-year impact of assets acquired mid-2019 as well as other expenses.

Depreciation, Amortization and Accretion

Depreciation, amortization and accretion expense increased by $30.0 million, or 104.1%, for the year ended December 31, 2020 as compared to the year ended December 31, 2019, primarily due to the increased number of solar energy facilities as a result of acquisitions and facilities placed in service in late 2019 and during the year ended December 31, 2020.

General and Administrative

General and administrative expense increased by $9.1 million, or 37.1%, for the year ended December 31, 2020, as compared to the year ended December 31, 2019, primarily due to increased financing and acquisition activity that required the incurrence of additional fees for professional services. Of this amount, $5.2 million was due to legal fees, $3.0 million was due to other professional services and $2.1 million was due to third-party asset management fees, which was partially offset by a decrease of $1.2 million in accounting and tax fees.

Interest Expense

Interest expense increased by $22.4 million, or 37.2%, for the year ended December 31, 2020, as compared to the year ended December 31, 2019. Of this amount, $14.0 million was due to a full year of sale-leaseback financings and lease obligations, $6.0 million was due to debt on assets acquired in 2019 and the issuance of senior secured notes in early 2020 and $2.4 million was due to unfavorable mark-to-market activity on interest rate derivate instruments.

Income Tax Expense

Income tax expense decreased by $0.9 million, or 16.2%, for the year ended December 31, 2020 as compared to the year ended December 31, 2019, primarily due to a significant increase in net loss before income taxes offset by the tax effect of non-controlling interests.

For the year ended December 31, 2020, we recorded an income tax provision of $4.5 million in relation to a pretax loss of $(15.9) million, which resulted in an effective income tax rate of (28.3)%. The principal reasons for the difference between the statutory rate and the effective rate for 2020 were due to changes in valuation allowance, effects resulting from changes in tax rates, and the removal of tax effects related to non-controlling interests in tax-equity entities’ pretax income and loss. We recorded non-controlling interests and redeemable non-controlling interests associated with various tax-equity investors

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who own membership interests in certain subsidiaries of the Company. The increase in the 2020 non-controlling interest adjustment was due to changes in Net Income (Loss) Attributable to Non-Controlling Interest in the Company’s Consolidated Statements of Operations which vary due to GAAP income (loss), taxable income (loss), capital contributions, investment tax credits, distributions, and the stipulated targeted investor return specified in the subsidiaries’ operating agreements which can have a significant impact on the amounts that investors would receive upon a hypothetical liquidation. These factors may create volatility in the effective tax rate as the application of HLBV can drive changes in net income or loss attributable to non-controlling interests from period to period.

For the year ended December 31, 2019, we recorded an income tax provision of $5.3 million in relation to pretax income of $1.1 million, which resulted in an effective income tax rate of 490.7%. The principal reasons for the difference between the statutory rate and the effective rate for 2019 were due to changes in valuation allowance, effects resulting from changes in tax rates, and the removal of tax effects related to non-controlling interests in tax-equity entities’ pretax income and loss.

Net income (loss) attributable to non-controlling interests and redeemable non-controlling interests

Net income (loss) attributable to non-controlling interests and redeemable non-controlling interests decreased by $55.8 million, or (324.0)%, in the year ended December 31, 2020 as compared to the year ended December 31, 2019, primarily due to losses attributable to non-controlling interests from tax-equity funds added in late 2019 and in 2020. The higher loss attribution during 2020 was primary driven by HLBV allocation, particularly for projects we developed.

Liquidity and Capital Resources

As of June 30, 2022, we had total cash, cash equivalents and restricted cash of $144.6 million and $97.7 million, respectively. $86.7 million of restricted cash as of such date are related to funds that are reserved pursuant to agreements with lenders for debt service, sale-leaseback transactions and asset repair costs. Our total liquidity for the six months ended June 30, 2022 and the year ended December 31, 2021 was as follows:

	As of June 30,	As of December 31,
	2022	2021
	(in millions)
Cash and cash equivalents:
MN8 Energy LLC and subsidiaries	$144.6	$169.2
Restricted Cash:
Operating accounts	11.0	35.0
Reserves, including debt service, distributions, performance obligations and pre-funding of tax-equity related proceeds reserved pursuant to agreement with tax-equity investor	86.7	174.1

Total cash, cash equivalents and restricted cash:	242.3	378.3

Subscription facility availability	$250.9	$407.8

Total liquidity:	493.2	786.1

We seek to maintain diversified and cost-effective funding sources to finance and maintain our operations, fund capital expenditures, including customer acquisitions, and satisfy obligations arising from our indebtedness. Historically, our primary sources of liquidity included equity contributions, incurrence of debt, third-party tax-equity investors and cash from operations. Our business model requires substantial outside financing arrangements to grow the business and facilitate the deployment of our fleet.

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Liquidity Position

We expect to satisfy our current and future capital requirements through a combination of cash on hand, cash flows from operations, proceeds from this offering, and borrowings under new and existing financing arrangements and tax-equity financings, as appropriate and subject to market conditions. We expect that these sources of funds will be adequate to provide for our short-term and long-term liquidity and capital needs. However, we are subject to business and operational risks that could adversely affect the cash flows of our projects and we may be unable to raise additional funds or enter into such other arrangements when needed on favorable terms. A material decrease in our cash flows would likely produce a corresponding adverse effect on our borrowing capacity required to construct or develop future projects. Management manages this risk by negotiating and implementing longer term borrowing facilities and/or corporate revolving facilities to manage through such events while regularly monitoring the financing needs of the business consistent with prudent balance sheet management.

Sources of Liquidity

We manage our liquidity sources with the goal of ensuring that they (i) are adequate to finance expected capital expenditures, growth, O&M expenses, and other liquidity commitments, and to take advantage of opportunistic investments, (ii) are raised at the lowest borrowing cost available to us, and (iii) are structured to minimize the risk of an individual financing to the overall portfolio. We seek to achieve these goals by maximizing low-cost, non-recourse warehouse and portfolio debt financings while retaining flexibility with corporate debt facilities to fund unique opportunities or manage unforeseen events.

Financing projects under construction and post construction

The solar energy and energy storage systems that are in service are expected to generate a positive return over their useful life, typically 35 and 20 years, respectively. Typically, once solar energy and energy storage systems commence operations, they do not require significant additional capital expenditures to maintain operating performance. However, in order to grow, we are currently dependent on financing from outside parties. If financing is not available to us on acceptable terms if and when needed, we may be unable to finance acquisition and maintenance of solar energy and energy storage systems in a manner consistent with our past performance, our cost of capital could increase, or we may be required to significantly reduce the scope of our operations, any of which would have a material adverse effect on our business, financial condition, results of operations and prospects. In addition, our tax-equity funds and debt instruments impose restrictions on our ability to draw on financing commitments. If we are unable to satisfy such conditions, we may incur penalties for non-performance under certain tax-equity funds, experience installation delays, or be unable to make installations in accordance with our plans or at all. Any of these factors could also impact customer satisfaction, our business, operating results, prospects and financial condition.

We believe our ability to finance projects on attractive terms throughout their lifecycle is a competitive advantage, as well as a valuable tool in driving value. On a typical project, we utilize a combination of project-specific construction debt, drawings upon our Warehouse Facility and tax-equity financing to fund construction. In financing a project, we focus on three goals; which include lowering the amount of equity that the project needs from the holding company, lowering the Company’s overall borrowing rate and maintaining flexibility to capture opportunistic financings when the opportunities arise.

To meet our capital requirements in 2022 as well as to allow for flexible financings of additional projects, the Company entered into both a note purchase agreement with the Bank of New York Mellon, as first lien collateral agent, intercreditor agent and as the notes agent on December 28, 2021 (the “Slate Note Purchase Agreement”) which subsequently closed in April 2022 and raised $251.7 million, and secured tax-equity investor commitments of $240.0 million, of which $124.0 million was funded in December 2021 and

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included in restricted cash and released in April 2022 upon reaching Project Substantial Completion (as defined in the Slate Note Purchase Agreement). These financings were secured in anticipation of completing our Slate project situated in Kings County, California, which reached Project Substantial Completion in April 2022, with approximately 390 MW of solar capacity and 561 MWh energy storage capacity (the “Slate Project”) that was funded with a project-specific construction loan with total commitments of $453.7 million.

The current projects being constructed in 2022 and beyond are being funded during construction from our Warehouse Facility and Subscription Facility. As disclosed in Note 7 to our consolidated financial statements, the Warehouse Facility has total availability of $500.0 million of which only $222.5 million was outstanding as of June 30, 2022. Our Subscription Facility has a total capacity of $494.0 million of which only $221.5 million was outstanding as of June 30, 2022.

As projects achieve commercial operations, we pay down the construction financing facilities (i.e. Warehouse Facility, Subscription Facility or specific construction loan depending on the facts and circumstances) with proceeds from tax equity financing and permanent financings that we structure to be long term maturing notes that are self-amortizing over the life of the underlying projects. Payment of the amortization is sourced from the funds generated by the project through operations. Historically, we have been successful in issuing our green bonds with investment grade ratings at issuance. Ratings are not recommendations to buy, sell or hold securities, and they may be revised or revoked at any time at the sole discretion of the rating organization.

Rating of Notes	Fitch	Kroll
GSRP I Senior Secured Notes	BBB
GSRP II Senior Secured Notes	BBB-
Slate Notes		BBB-

We believe that our team’s success in tax equity financings and issuing similar green bonds will continue as we develop the same type of quality projects and portfolios of solar and energy storage facilities.

Uses of Liquidity

Our principal uses of liquidity are (i) investment in the development, acquisition and construction of solar facilities and energy storage systems, (ii) new ventures or investment strategies to support both our operating, under construction and pipeline projects, (iii) working capital requirements, and (iv) distributions to our current equity holders.

Capital Expenditures

For the six months ended June 30, 2022 and June 30, 2021, we incurred capital expenditures and asset acquisitions of $201.7 million, and $380.6 million, respectively. For the years ended December 31, 2021 and December 31, 2020, we incurred capital expenditures and asset acquisitions of $917.5 million, and $483.6 million, respectively. During these annual periods the Company has completed construction of nearly 500 MW of solar and battery storage projects. Based on current construction commitments, we expect to complete the construction of approximately 799 MW during 2022 and 2023, with capital expenditures of approximately $420.0 million during 2022 and 2023. We anticipate funding these expenditures from tax-equity providers and long-term financing for the portfolio of assets. During construction, we expect to have sufficient liquidity from our Warehouse Facility and Subscription Facility to fund these expenditures. As of the date of this prospectus, we have incurred an immaterial amount of capital expenditures to develop EV charging projects under the PDA. However, in the future, and subject to mutual agreement with ChargePoint, we may choose to commit more material amounts to EV charging.

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Debt Amortization

The self-amortizing nature of our non-recourse portfolio and project debt provides for the progressive amortization of the outstanding principal by the end of the project’s useful life. In addition to effective risk management and cash flow stability across the portfolio, this results in a natural pay down of our portfolio debt. This pay down of principal results in a systematic de-levering of our projects, benefiting portfolio equity values, and represents a critical aspect of our capital structure. When issuing this debt, we manage our portfolio financings to achieve high credit ratings, increasing the success of our issuances.

For the six months ended June 30, 2022 and 2021, portfolio and project debt amortization payments amounted to $34.5 million and $31.5 million, respectively. For the years ended December 31, 2021 and 2020, portfolio and project debt amortization payments amounted to $60.2 million and $56.9 million, respectively. During 2022 and 2023, we anticipate that portfolio and project debt repayments will total $41.5 million and $79.9 million, respectively. These payments were designed to be funded from the portfolio and project operational cash flows. This design contributed to the high credit rating of these green bond portfolio financings. As we continue to develop and construct similar solar and battery storage projects, we expect to fund these projects with similar debt financings.

Debt

Subscription Facility

On February 22, 2018, we entered into a revolving credit agreement with HSBC Bank USA (the “Revolving Credit Agreement”). Proceeds from the credit facility (the “Subscription Facility”) are used to finance our operating and investing activities. The Subscription Facility is collateralized by unfunded investor capital commitments; as of December 31, 2021 and June 30, 2022 our total unfunded capital investor commitments were $845.8 million. As of December 31, 2021 and June 30, 2022, the size of the Subscription Facility is $494.0 million. The interest rate of our Subscription Facility for (i) LIBOR Rate Loans is the Adjusted LIBOR Rate for the applicable Interest Period and (ii) for Alternate Base Rate Loans, the Alternate Base Rate (as each such capitalized term is defined in the Revolving Credit Agreement, as amended). The Subscription Facility is funded by PNC Bank, N.A., BankUnited, N.A., Societe Generale, MUFG Union Bank, N.A, and HSBC Bank USA. We incur a commitment fee at an annual rate of 0.25% based on the unused portion of the Subscription Facility. We also utilize portions of the Subscription Facility as lines of credit to satisfy various obligations. As of December 31, 2021, the unused portion of the Subscription Facility was $407.8 million and $250.9 million as of June 30, 2022. The Subscription Facility’s maturity date is February 17, 2023. Prior to the completion of this offering, we intend to retire the Subscription Facility and negotiate alternative funding sources including but not limited to a corporate revolver. Under the terms of the Revolving Credit Agreement, we are subject to various covenants; as of June 30, 2022 and December 31, 2021, we were in compliance with the covenants.

GSRP I Senior Secured Notes

On January 30, 2020, we entered into a note purchase agreement with MUFG Union Bank, N.A. as first lien collateral agent and MUFG Union Bank, N.A. as the notes agent (the “Note Purchase Agreement”). Pursuant to the Note Purchase Agreement, we issued notes (the “GSRP I Senior Secured Notes”) with an aggregate principal amount of $500.0 million. The interest rate of our GSRP I Senior Secured Notes is 3.77%. The maturity date of the GSRP I Senior Secured Notes is December 31, 2044. The proceeds from the GSRP I Senior Secured Notes were used to retire various debt and finance our operating and investing activities. The GSRP I Senior Secured Notes are collateralized by our equity interests in GSRP Portfolio I LLC, an entity which maintains ownership interests in 378 solar energy facilities with a total nameplate capacity of approximately 604 MW as of

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June 30, 2022; the collateral is included in the amounts presented in solar energy facilities, net on the consolidated balance sheets. Under the terms of the Note Purchase Agreement, we are subject to various covenants; as of June 30, 2022 and December 31, 2021, we were in compliance with the covenants.

GSRP II Senior Secured Notes

On October 1, 2021, we entered into a note purchase agreement with MUFG Union Bank, N.A. as first lien collateral agent and MUFG Union Bank, N.A. as the notes agent (the “GSRP II Note Purchase Agreement”). Pursuant to the GSRP II Note Purchase Agreement, we issued notes (the “GSRP II Senior Secured Notes”) with an aggregate principal amount of $597.5 million. The interest rate of our GSRP II Senior Secured Notes is 3.1%. The maturity date of our GSRP II Senior Secured Notes is June 29, 2046. The proceeds from the GSRP II Senior Secured Notes were used to retire various debt and finance our operating and investing activities. The GSRP II Senior Secured Notes are collateralized by our equity interests in GSRP Portfolio II LLC, an entity which maintains ownership interests in 445 solar energy facilities with a total nameplate capacity of approximately 767 MW as of June 30, 2022; the collateral is included in the amounts presented in solar energy facilities, net on the consolidated balance sheets. Under the terms of the GSRP II Note Purchase Agreement, we are subject to various covenants; as of June 30, 2022 and December 31, 2021, we were in compliance with the covenants.

Slate Notes

On December 28, 2021, we entered into the Slate Note Purchase Agreement. Pursuant to the Slate Note Purchase Agreement, the Company issued, with funds received in April 2022, $251.7 million aggregate principal amount of 3.30% (interest rate subject to an escalator based on final Project Substantial Completion) notes (the “Slate Notes”) maturing March 31, 2047. The Slate Notes are collateralized by the Company’s equity interests in GSRP Stanton LLC, an entity which maintains ownership interests in the Slate Project with a total nameplate capacity of approximately 390 MW and battery storage capacity of 561 MWh. Under the terms of the Slate Note Purchase Agreement, we are subject to various covenants; as of June 30, 2022 and December 31, 2021, we were in compliance with the covenants.

Warehouse Facility

On February 23, 2021, we entered into a credit agreement with MUFG Bank, Ltd. (the “Warehouse Agreement”). Proceeds from the credit facility (the “Warehouse Facility”) are used to finance our operating and investing activities. The size of the Warehouse Facility is $500.0 million. The interest rate of our Warehouse Facility for (i) each Adjusted LIBOR loan is a rate per annum equal to Adjusted LIBOR for such Interest Period plus an applicable margin ranging from 1.75% to 2.00%; and (ii) each ABR loan at a rate per annum equal to the ABR plus an applicable margin ranging from 0.75% to 1.00% (as each such capitalized term is defined in the Warehouse Agreement). The maturity date of the Warehouse Facility is February 23, 2026. As of June 30, 2022, the Warehouse Facility is collateralized by our equity interests in GSRP Warehouse I LLC, an entity which maintains ownership interests in an operational solar energy facility with a nameplate capacity of approximately 217 MW and a solar energy facility under construction with a nameplate capacity of approximately 190 MW currently under development; the collateral is included in the amounts presented in solar energy facilities, net and construction in progress, respectively, on the consolidated balance sheets. The outstanding balance on the Warehouse Facility is $224.5 million as of December 31, 2021, and $222.5 million as of June 30, 2022. The Warehouse Facility is funded by MUFG Union Bank, N.A., HSBC Bank USA, and various other lenders. We incur a commitment fee at an annual rate of 0.50% based on the unused portion of the Warehouse Facility.

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Project Debt

We have acquired various long-term debt in conjunction with the acquisition of certain operating subsidiaries (the “Project-Level Notes”). The Project-Level Notes are held by project-companies or their parent companies, and are collateralized by the solar energy facilities held by the relevant company, in addition to cash held in debt service accounts and standby letters of credit. As of June 30, 2022 and December 31, 2021 and 2020, we had a revolving commitment in the amount of $42.6 million, $42.7 million and $42.6 million, respectively, with no borrowings outstanding. Project level entities incur a commitment fee at an annual rate ranging between 0.50%—0.75% based on the unused portion of the revolving commitment. Under the terms of the Project-Level Notes, we are subject to various covenants; as of June 30, 2022 and December 31, 2021, we were in compliance with the covenants.

Letters of Credit

We have entered into various letters of credit agreements. As of December 31, 2021, we had letters of credit in an aggregate amount of $248.6 million and $260.1 million as of June 30, 2022. We incur commitment fees at annual rates of 0.88% to 2.10% based on the unused portions of the letters of credit.

Revolver

We intend to enter into the Revolver in connection with the consummation of this Offering. For more information, please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Project and Corporate-Level Financing.”

Cash Flows

Six Months Ended June 30, 2022 Compared to Six Months Ended June 30, 2021

The following table reflects the changes in cash flows for six months ended June 30, 2022 compared to the six months ended June 30, 2021:

	Six Months Ended June 30,
	2022	2021	Change
	(in millions)
Net cash from operating activities	$56,618	$31,745	$24,873
Net cash used in investing activities	$(202,080)	$(381,775)	$179,695
Net cash from financing activities	$9,464	$365,061	$(355,597)

Net Cash From Operating Activities

Changes to net cash provided by operating activities were driven by:

(in millions)
Changes in non-cash items driven by an increase in depreciation, amortization and accretion and deferred taxes	$56,536
Increase in working capital primarily driven by the timing of accounts receivable collections and payments of accounts payable	8,880
Decrease in operating cash flows from an increase in interest payments due to an increase in debt	(1,530)
Increase in operating costs from additional assets in operation, net of increase in operating income	(39,013)

$24,873

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Net Cash Used in Investing Activities

Changes to net cash used in investing activities were driven by:

(in millions)
Increase in cash used in acquisitions	$(13,103)
Decrease in cash used in construction of new projects	192,798

$179,695

Net Cash From Financing Activities

Changes in net cash provided by financing activities were driven by:

(in millions)
Increase in net contributions from non-controlling interest members	$102,988
Decrease in net borrowings to acquire and build new solar facilities	(425,442)
Increase in dividends paid to members due to increase in funded equity	(5,276)
Decrease in distributions to non-controlling interest members	2,311
Increase in buyout of non-controlling interests	(19,019)
Increase in payments for debt amortization and tax-equity sale leasebacks	(11,159)

$(355,597)

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

The following table reflects the changes in cash flows for the year ended December 31, 2021 compared to 2020:

	Year Ended December 31,
	2021	2020	Change
	(in millions)
Net cash from operating activities	$125,760	$140,763	$(15,003)
Net cash used in investing activities	$(902,032)	$(567,492)	$(334,540)
Net cash from financing activities	$991,589	$476,105	$515,484

Net Cash From Operating Activities

Changes to net cash provided by operating activities were driven by:

(in millions)
Changes in non-cash items driven by an increase in depreciation, amortization and accretion and deferred taxes	$29,227
Decrease in working capital primarily driven by the timing of accounts receivable collections and payments of accounts payable	(8,356)
Decrease in operating cash flows from an increase in interest payments due to an increase in debt	(15,366)
Reduction in operating income due to an increase in development activity and an increase in GSAM fees	(20,508)

$(15,003)

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Net Cash Used in Investing Activities

Changes to net cash used in investing activities were driven by:

(in millions)
Reduction in cash used in acquisitions	$214,477
Increase in cash used in construction of new projects	(648,402)
Net decrease in payments for developer notes	83,918
Increase in cash from sale proceeds from sale of 5 MW of assets	15,467

$(334,540)

Net Cash From Financing Activities

Changes in net cash provided by financing activities were driven by:

(in millions)
Increase in net contributions from non-controlling interest members	$121,654
Reduction in net contributions from equity members	(375,942)
Increase in net borrowings to acquire and build new solar facilities	805,791
Increase in dividends paid to members due to increase in funded equity	(35,029)
Increase in distributions to non-controlling interest members	(5,293)
Reduction in buyout of non-controlling interests	6,662
Payments for debt amortization and tax-equity sale leasebacks	(2,359)

$515,484

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

The following table reflects the changes in cash flows for the year ended December 31, 2020 compared to 2019:

	Year Ended December 31,
	2020	2019	Change
	(in millions)
Net cash from operating activities	$140,763	$118,817	$21,946
Net cash used in investing activities	$(567,492)	$(469,026)	$(98,466)
Net cash from financing activities	$476,105	$418,639	$57,466

Net Cash From Operating Activities

Changes to net cash provided by operating activities were driven by:

(in millions)
Increase in operating income adjusted for non-cash items	$68,683
Decrease in working capital primarily driven by the timing of accounts receivable collections and payments of accounts payable	(30,661)
Decrease in operating cash flows from an increase in interest payments due to an increase in debt	(26,815)
Increase in operating income from additional assets in operations net of increase in operating costs	10,739

$21,946

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Net Cash Used in Investing Activities

Changes to net cash used in investing activities were driven by:

(in millions)
Reduction in cash used in acquisitions	$94,975
Increase in cash used in construction of new projects	(92,827)
Net increase in payments for developer notes	(97,114)
Decrease in proceeds from insurance settlements	(3,500)

$(98,466)

Net Cash From Financing Activities

Changes in net cash provided by financing activities were driven by:

(in millions)
Increase in net contributions from non-controlling interest members	$119,710
Increase in net contributions from equity members	77,719
Reduction in net borrowings to acquire and build new solar facilities	(51,620)
Increase in dividends paid to members due to increase in funded equity	(22,341)
Increase in distributions to non-controlling interest members	(12,637)
Increase in buyout of non-controlling interests	(11,516)
Increase in payments for debt amortization and tax equity sale leasebacks due to increase in debt incurred	(41,849)

$57,466

Contractual Obligations and Commitments

We enter into service agreements in the normal course of business. These contracts do not contain any minimum purchase commitments. Certain agreements provide for termination rights subject to termination fees or wind down costs. Under such agreements, we are contractually obligated to make certain payments to vendors, mainly, to reimburse them for their unrecoverable outlays incurred prior to cancellation. The exact amounts of such obligations are dependent on the timing of termination, and the exact terms of the relevant agreement and cannot be reasonably estimated. As of June 30, 2022, we do not expect to cancel these agreements.

Our indebtedness consists of acquired financing obligations and notes payable. Please see Note 7 to our consolidated financial statements for more information on our debt.

We lease the sites upon which our solar energy facilities are located, as well as certain of the solar energy facilities. Please see Note 8 to our consolidated financial statements for more information on our leases. We also enter into certain operation and maintenance contracts with third-party service providers and have contractual commitments to make payments for such services.

Off-Balance Sheet Arrangements

Obligations under Certain Guarantee Contracts.    The Company may enter into guarantee arrangements in the normal course of business to facilitate commercial transactions with third parties.

Retained or Contingent Interests.    The Company does not have any material retained or contingent interests in assets transferred to an unconsolidated entity.

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Obligations Arising Out of a Variable Interest in an Unconsolidated Entity.    As of June 30, 2022, the Company does not have a variable interest in an unconsolidated entity.

Critical Accounting Policies and Use of Estimates

Our discussion and analysis of the financial condition and results of operations are based upon the consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements and related disclosures in compliance with GAAP requires the application of appropriate technical accounting rules and guidance as well as the use of estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. The application of these policies necessarily involves judgments regarding future events, including the likelihood of success of particular projects, legal and regulatory challenges and the fair value of certain assets and liabilities. These judgments, in and of themselves, could materially affect the financial statements and disclosures based on varying assumptions, which may be appropriate to use. In addition, the financial and operating environment may also have a significant effect, not only on the operation of the business, but on the results reported through the application of accounting measures used in preparing the financial statements and related disclosures, even if the nature of the accounting policies has not changed.

On an ongoing basis, we evaluate these estimates, utilizing historic experience, consultation with experts and other methods we consider reasonable. Actual results may differ substantially from our estimates. Any effects on our business, financial position or results of operations resulting from revisions to these estimates are recorded in the period in which the information that gives rise to the revision becomes known.

Our significant accounting policies are summarized in Note 2, Summary of Significant Accounting Policies, to the Consolidated Financial Statements. We identify our most critical accounting policies as those that are the most pervasive and important to the portrayal of our financial position and results of operations, and that require the most difficult, subjective and/or complex judgments by management regarding estimates about matters that are inherently uncertain. Our critical accounting policies include principles of consolidation, income taxes and valuation allowance for deferred tax assets, acquisition accounting and HLBV accounting.

Principles of Consolidation

Our consolidated financial statements reflect our accounts and those of our subsidiaries in which we have a controlling financial interest. The typical condition for a controlling financial interest is holding a majority of the voting interests of an entity. However, a controlling financial interest may also exist in entities, such as variable interest entities (“VIEs”), through arrangements that do not involve holding a majority of the voting interests. We consolidate any VIE of which we are the primary beneficiary, which is defined as the party that has (a) the power to direct the activities of a VIE that most significantly impact the VIE’s economic performance and (b) the obligation to absorb losses or receive benefits from the VIE that could potentially be significant to the VIE. We evaluate our relationships with our VIEs on an ongoing basis to determine whether we continue to be the primary beneficiary. We have eliminated all intercompany transactions in consolidation.

Income Taxes and Valuation Allowance for Deferred Tax Assets

We measure the need to continue a valuation allowance at each reporting period. Prior to December 31, 2021, we concluded that a valuation allowance was required due primarily to the available negative evidence of a three-year cumulative loss. While there is an inherent risk in timing of

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the release and the inputs required therein, the Company leverages a third party expert to assist in the computation. As of the fourth quarter of 2021, we have shifted to a three year cumulative income position as a result of our operational fleet expanding and initial start-up costs subsiding. Therefore, as of December 31, 2021, we recorded a reduction of income tax expense of $13.8 million associated with the release of a substantial portion of the Company’s valuation allowance. The valuation allowance is related to deferred tax assets, consisting primarily of federal and state net operating losses. However, we continue to believe it is more likely than not that the results of future operations will not generate sufficient taxable income, even taking into account the future reversal of existing taxable temporary differences, to realize such deferred tax assets, requiring a valuation allowance to be recorded. We considered the impact of the Tax Cuts and Jobs Act upon timing and future realization of net deferred tax assets, the profit before tax generated in recent years, as well as projections of future earnings and estimates of taxable income in arriving at this conclusion. The realization of deferred tax assets is primarily dependent upon earnings in federal and various state and local jurisdictions.

Considerable judgment is required to determine the tax treatment of a particular item that involves interpretations of complex tax laws. We are subject to U.S. federal, state, and local income tax examinations for all years beginning in 2018.

Acquisition Accounting

We apply ASC 805, Business Combinations, when accounting for acquisitions, with identifiable assets acquired and liabilities assumed recorded at their estimated fair values at acquisition date. Significant judgment is required in determining if a particular acquisition will be treated as an asset acquisition or as an acquisition of a business. A “Business Acquisition, “as defined in ASC 2017-01 to ASC 805 is “an integrated set of activities and assets that is capable of being conducted and managed for the purpose of providing a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants.” To be considered a business under the guidance, an integrated set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create output. The guidance provides an initial screen to use in determining whether a set is considered a business. If the conditions for the initial screen are met, then the set is not considered a business and should be accounted for as an asset acquisition.

The initial screen for determining if a particular acquisition is a “Business Acquisition” are met if the “fair value is concentrated in a group of similar identifiable assets.” Management has determined a common fact pattern where purchases of pre-operational assets tend to pass the screen, while operational assets generally fail and require further analysis. This is because for pre-operational assets, the only tangible asset acquired is the facility itself.

For the assets that fail the initial screen, we evaluated whether or not a substantive process that significantly contributes to the ability to create an output was acquired. For these assets acquired to date, due to the lack of an organized workforce, lack of acquired contractual relationships that provide for management of the assets and a lack of significant proprietary technology, we concluded that a substantive process has not been acquired. For these reasons, our acquired solar power generation projects also do not meet the above definition of a “Business Acquisition” and will be accounted for as an asset acquisition.

Significant judgment is required in determining the acquisition date fair value of the assets acquired and liabilities assumed, predominantly with respect to property, plant and equipment, PPAs, asset retirement obligations and other contractual arrangements. We leverage qualified third party valuation firms to complete purchase price allocations at the time of acquisition. We base the underlying cash flow data on our collective experience in modeling and pricing projects and rely on the

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expertise of our providers to provide accurate discount rates and useful lives which aid in the preparation of the ultimate outputs. Although our valuation firms and our staff are knowledgeable and follow authoritative guidelines for fair valuation, they must make a number of subjective assumptions based on professional judgments and industry data.

For solar and battery storage facilities, construction costs and future revenues and expenses are estimable. During 2022 and 2021, supply chain disruptions have impacted market estimates for construction costs. We have attempted to minimize these risks through negotiations with counterparties such as materials suppliers and construction companies. We believe that estimates of discount rates and their useful lives are less certain and could have significant impacts to property, plant and equipment valuations and future depreciation, amortization and accretion. Other key inputs that require judgment include comparable market transactions, estimated useful lives and probability of future transactions. We evaluate all available information, as well as all appropriate methodologies, when determining the fair value of assets acquired and liabilities assumed in an asset acquisition. In addition, once the appropriate fair values are determined, we must determine the remaining useful life for property, plant and equipment and the amortization period and method of amortization for each finite-lived intangible asset.

The allocation of the purchase price directly affects the following items in our consolidated financial statements:

•	The amount of purchase price allocated to the various tangible and intangible assets, liabilities and noncontrolling interests, if any, on our consolidated balance sheets;

•	The amount of purchase price allocated to the value of above-market and below market PPAs, which is subsequently amortized to revenue over the remaining terms of each respective arrangement; and

•

The period of time over which tangible and intangible assets are depreciated or amortized varies, and thus, changes in the amounts allocated to these assets will have a direct impact on our results of operations.

Redeemable Noncontrolling Interests and Noncontrolling Interests

Noncontrolling interests represent third-party interests in the net assets of certain consolidated subsidiaries (the “tax-equity entities”). For these tax-equity entities, we have determined the appropriate methodology for calculating the non-controlling interest balances that reflects the substantive economic arrangements in the operating agreements is a balance sheet approach using the HLBV method. Under the HLBV method, the amounts reported as noncontrolling interests in the consolidated balance sheets represent the amounts third-party investors would hypothetically receive at each balance sheet date under the liquidation provisions of the operating agreements, assuming the net assets of the subsidiaries were liquidated at amounts determined in accordance with GAAP and distributed to the investors. The non-controlling interest balances in these subsidiaries are generally reported as a component of equity in the consolidated balance sheets. The amount of income or loss allocated to noncontrolling interests in the results of operations for the subsidiaries using HLBV are determined as the difference in the non-controlling interest balances in the consolidated balance sheets at the start and end of each reporting period, after taking into account any capital transactions between the subsidiaries and the third-party investors. Factors used in the HLBV calculation include GAAP income (loss), taxable income (loss), capital contributions, investment tax credits, distributions and the stipulated targeted investor return specified in the subsidiaries’ operating agreements. Changes in these factors could have a significant impact on the amounts that investors would receive upon a hypothetical liquidation. The use of the HLBV method to allocate income (loss) to the non-controlling interest holders may create volatility in the consolidated statements of operations as the application of HLBV can drive changes in net income or loss attributable to noncontrolling interests from period to period.

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When we acquire non-controlling interests in tax-equity partnerships we determine the difference between the fair value and the HLBV-derived value of the non-controlling interest as of the date of acquisition. We amortize and reallocate this difference between the non-controlling and controlling interests over a period equal to the weighted-average remaining life of the solar energy facilities.

We classify certain noncontrolling interests with redemption features that are not solely within our control outside of permanent equity in the consolidated balance sheets. The designation of redeemable noncontrolling interest is driven by whether the non-controlling interest is currently redeemable or it is probable that it will become redeemable. Redeemable noncontrolling interests are reported using the greater of the carrying value at each reporting date as determined by the HLBV method or the estimated redemption value at the end of each reporting period. Estimating the redemption value of the redeemable noncontrolling interests requires the use of significant assumptions and estimates, such as projected future cash flows.

Finally, we determine whether the carrying amounts of the non-controlling interests should be adjusted to the redemption amounts, floored at the initial carrying amount of the non-controlling interests, excluding adjustments that may occur as a result of attributing income to the non-controlling interests. We first attribute net income or loss of the subsidiary and related dividends to the non-controlling interests pursuant to ASC 810. After that attribution, we apply ASC 480-10-S99-3A to determine whether any further adjustments are necessary to increase the carrying value of redeemable noncontrolling interests, with the amount presented in temporary equity being the greater of the non-controlling interests balance determined under ASC 810 or the amount determined under ASC 480-10-S99-3A. For the latter, we have elected to record the entire change in the redemption amount immediately in retained earnings (versus amortizing to the point redemption is permitted). Further, we believe the shares underlying the non-controlling interests are substantively akin to preferred shares, given they receive preferential returns and distributions compared to the shares retained by us. As a result, the full amount of changes in the redemption value should be an adjustment to the numerator for basic earnings per share purposes, noting that the redemption options were effectively issued by the parent (i.e., a wholly-owned subsidiary thereof) of these partnerships.

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments. This ASU amends several aspects of the measurement of credit losses on certain financial instruments, including replacing the existing incurred credit loss model and other models with the Current Expected Credit Losses model. We adopted this ASU under a modified retrospective approach on January 1, 2020. As a result of adopting this ASU, our allowance for credit losses on financial assets that are measured at amortized cost reflects management’s estimate of credit losses over the remaining expected life of such assets. These expected credit losses are measured based on historical experience, current conditions and forecasts that affect the collectability of the reported amount. The adoption of this ASU did not have a material impact to our consolidated financial statements.

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform: Facilitation of the Effects of Reference Rate Reform on Financial Reporting (ASC 848). ASU 2020-04 provides optional relief from applying generally accepted accounting principles to contracts, hedging relationships and other transactions affected by reference rate reform. In addition, in January 2021, the FASB issued ASU 2021-01, Reference Rate Reform—Scope, which clarified the scope of ASC 848 relating to contract modifications. To the extent we make contract amendments that are within scope of this guidance, we expect to apply the relief contemplated. However, the impact will depend on the specific

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facts and circumstances of any future amendments and, therefore, it is not possible at this time to estimate the impact.

In January 2021, the FASB issued ASU 2021-01, an additional Accounting Standards Update related to Reference Rate Reform: Facilitation of the Effects of Reference Rate Reform on Financial Reporting (ASC 848). ASU 2021-01 clarifies that contract modifications that change the interest rate used for margining, discounting, or contract price alignment can be treated retrospectively as of any date from the beginning of the interim period that includes March 12, 2020, or prospectively to new modifications from any date within the interim period that includes or is subsequent to January 7, 2021, up to the date that financial statements are available to be issued. An entity may also elect to apply ASU No. 2021-01 to eligible hedging relationships existing as of the beginning of the interim period that includes March 12, 2020, and to new eligible hedging relationships entered into after the beginning of the interim period that includes March 12, 2020. To the extent the Company makes contract amendments that are within scope of this guidance, the Company expects to apply the relief contemplated. However, the impact will depend on the specific facts and circumstances of any future amendments and, therefore, it is not possible at this time to estimate the impact.

In July 2021, the FASB issued ASU 2021-05, Lessors—Certain Leases with Variable Lease Payments (ASC 842). ASU 2021-05 amends the accounting for lessors with lease contracts that both (1) have variable lease payments that do not depend on a reference index or a rate and (2) would have resulted in the recognition of a selling loss at lease commencement if classified as sales-type or direct financing. If these criteria apply, lessors should instead classify and account for such leases as operating leases which will generally avoid the upfront recognition of a loss. We have elected to early adopt the amendments as of January 1, 2021 retrospectively to leases that commenced or were modified on or after the adoption of Update 2016-02. The adoption of this ASU did not have a material impact to the Company’s consolidated financial statements.

Quantitative and Qualitative Disclosures about Market Risks

We are exposed to various market risks in our normal business activities. Market risk is the potential loss that may result from market changes associated with our business or with an existing or forecasted financial or commodity transactions.

Interest Rate Risk

Changes in interest rates create a modest risk because certain borrowings bear interest at floating rates based on LIBOR plus a specified margin. As of June 30, 2022, we have entered into interest rate swap agreements with a total notional amount of approximately $175.4 million in order to mitigate our exposure to fluctuations in interest rates associated with our variable rate debt. Under the terms of the interest rate swaps, we receive London Interbank Offered Rate (“LIBOR”) based variable interest rate payments and make fixed interest rate payments, thereby creating the equivalent of fixed-rate debt for the notional amount of our debt hedged. We do not enter into any derivative instruments for trading or speculative purposes. Changes in economic conditions could result in higher interest rates, thereby increasing our interest expense and operating expenses and reducing funds available to capital investments, operations and other purposes. A hypothetical 10% increase in our interest rates on our variable debt facilities would have had an approximate $1.8 million impact on our interest expense during 2022.

Credit Risk

Credit risk relates to the risk of loss resulting from non-performance or non-payment by counterparties pursuant to the terms of their contractual obligations. Financial instruments which

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potentially subject us to significant concentrations of credit risk consist principally of cash and restricted cash. Our investment policy requires cash and restricted cash to be placed with high-quality financial institutions and limits the amount of credit risk from any one issuer. We additionally perform ongoing credit evaluations of our customers’ financial condition whenever deemed necessary and generally do not require collateral.

Commodity Price Risk

Our fleet exposes us to volatility in the market prices of electricity and of regulatory constructs such as SRECs. To stabilize our revenue, we enter into PPAs with off-takers that ensure that all or most of the electricity generated by each project will be purchased at the contracted price. We manage the commodity price risk of our merchant generation operations by entering into derivative or non-derivative instruments to hedge the variability in future cash flows from forecasted purchases of electricity and SRECs.

Internal Control Over Financial Reporting

We are not currently required to comply with the SEC’s rules implementing Section 404 of the Sarbanes-Oxley Act of 2002, and are therefore not required in connection with this offering to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. Upon becoming a public company, we will be required to comply with the SEC’s rules implementing Section 302 of the Sarbanes-Oxley Act of 2002, which will require our management to certify financial and other information in our quarterly and annual reports. We will be required to provide an annual management report on the effectiveness of our internal control over financial reporting, and to have our independent registered public accounting firm attest to the effectiveness of our internal control over financial reporting, beginning with our annual report for the year ended December 31, 2023.

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BUSINESS

Overview

We are a renewable energy company. Our mission is to serve enterprise customers by providing the renewable energy and related services that these customers need on their journey to an electrified, decarbonized world. To achieve this mission, we generate renewable energy with our fleet of solar projects and are able to store energy in our fleet of battery projects, in each case tailored to the needs of individual enterprise customers. In 2021, we were one of the largest independent solar energy and energy storage power producers in the U.S. and one of the top 5 largest solar and storage asset owners overall in the U.S., based on the total gross capacity of our projects that were operating according to S&P Global Market Intelligence. As of June 30, 2022, our fleet was composed of over 850 projects spread across 27 states with an aggregate capacity of approximately 2.3 GW of operating and under construction solar projects and approximately 270 MW of operating and under construction battery storage projects. We have a blue-chip set of over 200 enterprise customers, many of whom have bold decarbonization objectives, which we believe will provide us with many add-on commercial opportunities in the years to come.

2021 Top 5 U.S. Independent Solar and Storage Energy Producers by Capacity (GW)

(Includes Operating Solar Assets and Energy Storage Capacity)

Source: MN8 Energy metrics as of December 31, 2021, other metrics from S&P Global Market Intelligence as of December 31, 2021.

(1)

Includes operating solar assets and 0.3 GWAC energy storage capacity. MN8 Energy metrics include the Slate Project. Unshaded bar consists of approximately 442 MW operating assets from the pending NES Acquisition,

(2)	Formerly Capital Dynamics.

Our Story

We were founded inside of Goldman Sachs Asset Management, L.P. in 2017. At the time, significant declines in the cost of solar modules and equipment had suddenly resulted in a new economic reality: that energy could be produced from the sun in many parts of the U.S. at the same or lower prices as energy produced from fossil fuels. Solar energy also held the distinct advantage of being able to be produced with mature technology that could be deployed in almost any location and in customized sizes. Concurrently, many leading private and public sector enterprises began setting ambitious targets for reducing their carbon emissions. We anticipated that these enterprise customers, which include corporations, federal, state and municipal entities, universities, colleges and school districts, communities (through CCAs), and utilities, would increasingly prefer to purchase solar energy

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that was produced on site or in proximity to where these customers were located as a means to lower their cost of energy, meet their carbon reduction targets and exert more control over where and how their energy was being produced. We believed that this provided an opportunity for us to disrupt the energy industry by owning and operating the solar energy facilities needed to meet these customer desires.

We envisioned that over time, as technology improved and costs came down, enterprise customers would want additional renewable energy infrastructure and services, as they adjusted to an electrified, decarbonized world. For example, adding battery storage to solar projects has the potential to capture excess solar power production during daylight hours and provide customers with renewable energy during more hours of the day, as well as to provide resiliency from power outages and the ability to participate in grid services programs. At the time, we did not know when battery storage would become economically viable, but we believed that focusing on long-term contractual relationships with customers would give us the runway to capture these opportunities. Today, with the decline in the cost of battery modules, we are seeing strong customer interest in adding battery storage to solar projects. Looking into the future, we believe that many enterprise customers will soon want to add EV charging at their facilities as vehicle fleets convert from internal combustion engines to electric motors. We believe that our customer and project footprint is well-positioned to capture these opportunities as well.

Our Business Model

Produce long-term contracted cash flows with high credit quality enterprise customers.     Our business model is to develop, own and operate renewable energy assets that serve enterprise customers while simultaneously producing attractive cash flow for our investors by selling energy, storage and related services to high credit quality customers under long-term contracts, typically at fixed prices. The average remaining capacity-weighted life of our existing operational contracts (exclusive of our storage operations) is approximately 15 years as of the date of this prospectus. Our renewable energy generation fleet is currently comprised exclusively of solar projects. We have focused on solar because it is a mature technology that produces a much lower expected energy production volatility than other renewable energy technologies such as wind turbines. The combination of long-term, typically fixed price contracts, limited technology risk and lower energy production volatility from our generation fleet results in recurring revenue and more predictable cash flow for our investors.

Place renewable energy assets in locations where they are likely to have long-term value.     We seek to locate our renewable energy assets in locations where we believe they will have a higher value, such as places that have higher prevailing power prices, have strong and consistent solar irradiance, offer additional revenue streams such as RECs or have more barriers to operation or development of competing assets. Scaling our fleet of assets in certain desirable markets also provides us with economies of scale in those markets, including more efficient staging of spare parts to reduce project down time and better pricing and faster response times from local vendors who provide services to our fleet.

Actively manage our renewable energy assets to maximize revenue, minimize expenses and harness technological improvements.    We are intensely focused on our fleet of solar energy and energy storage systems. Our plant operations center continuously seeks to enhance revenue through proactive performance monitoring, customized preventative maintenance schedules and system design improvements, while our power markets and commodities team seek additional revenue sources, such as qualifying our assets for an additional incentive program or marketable capability. We also seek to minimize the expenses of operating our assets, such as by leveraging our increasing scale to drive better vendor pricing, utilizing the strength of our balance sheet to eliminate security deposit requirements and working with local authorities to manage property tax liabilities. In addition, we constantly scout and evaluate new or improved technologies that we can incorporate to either increase revenues or reduce expenses. For example, we have incorporated a program of periodic flyovers of our solar arrays by either planes or drones to perform thermal imaging analysis that can

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identify underperforming or internally damaged solar modules. With this information we can improve revenue by replacing or repairing affected solar modules. Another example is our use of improved inverter technology that allows us to perform more routine trouble shooting items remotely from our plant operations center, thereby eliminating the expense of sending a technician to the site.

Finance renewable energy assets with long-term debt designed to minimize refinancing and interest rate risk.    With long-term, fixed-price contracts and minimal technology risk, we have developed a clean and simplified approach to financing large and diversified project portfolios with primarily low-cost, long-term, fixed-rate fully amortizing debt accessed through the institutional green bond market. This approach allows for financial flexibility to incorporate tax-equity financings at the project level while also increasing debt capacity every year—with $418.3 million amortizing over the next five years. As of June 30, 2022, our total debt (excluding discounts and premiums) was $2,070.4 million. Of this amount, approximately 17.2% is project-level, fully-amortizing debt which we expect to pay off in full by 2038. To manage medium-term development and construction needs, we utilize our $500.0 million Warehouse facility that matures in 2026.

Leverage our customer relationships to provide additional renewable energy and related services as their decarbonization goals advance.    We believe that there is significant value embedded in our direct customer relationships. Customers are using renewable energy for only a fraction of their total energy needs, providing us with an opportunity to scale our relationship. We also see customers increasingly focused on the transition to EVs, and we believe this focus will continue in part due to the EV tax credits for new and used EVs contained in the Inflation Reduction Act. Additional EVs will require both additional charging infrastructure as well as increased on-site energy. We believe that many of our customers will want to use renewable energy to power their EV charging infrastructure. In many cases, the ability to store power in batteries will be helpful or required in order to provide the power needed to charge EVs and add a resiliency solution in the face of potential grid reliability issues. We believe that these trends will provide us with an opportunity to offer renewable energy, EV charging infrastructure and batteries on a bundled or individual basis to service our customers.

Our Team

To execute our business, we have built a team composed of approximately 140 professionals by combining accomplished personnel from Goldman Sachs with extensive investment, finance and commodity expertise with seasoned personnel from the renewable energy industry with extensive expertise spanning the renewable project life-cycle, including project development, engineering and design, procurement, construction oversight, O&M oversight, and asset management. We believe this combination of skill sets, drawn from world class institutions, is a key differentiator and sets the foundation for success. Our team deploys a differentiated approach to developing, owning and operating renewable projects utilizing a purpose-built, end to end software solution. At our inception, there were no third-party platforms or software packages that allowed us to track a project from origination through operation and to optimize performance. As such, we partnered with QBI to develop such a platform. The QBI software provides us with a data-driven operating system that improves efficiency and decision making through automation, strengthens data integrity and enhances performance by providing powerful data analytics. The skill and experience of our team, combined with the QBI operating system, has been crucial to building a robust pipeline of both development and acquisition opportunities and operating our portfolio with a high level of availability, strong performance and thoughtful expense management.

We have experienced significant growth. The chart below shows the growth of our fleet, both in total capacity and operating revenues since our inception, on an actual basis and as adjusted for the NES Acquisition.

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Capacity and Operating Revenue Growth Since Inception

Note: June 30, 2022 revenues reflect trailing twelve months. Pro forma revenue includes $44.0 million of pro rata revenue related to the NES Acquisition.

Current Operations

As of June 30, 2022, our fleet consists of approximately 2.0 GW of operating and 0.3 GW of under construction solar projects as well as approximately 270 MW of operating and 0 MW of under construction energy storage projects. The fleet is strategically located primarily in places with well established, deregulated electricity markets and having strong support for renewable energy, often through renewable power generation requirements or targets. It is also primarily located in places with high prevailing power prices and barriers to operation or development of competing assets. These barriers include limited available land for development of energy projects, limited transmission capacity or formidable regulatory hurdles. We believe that strategic locations of our fleet preserve and build long term value.

Our fleet is diversified with projects located across over 850 project sites in 27 U.S. states and anchored by long-term off-take agreements with over 200 enterprise customers. We believe that the geographic dispersion of the fleet, including scaled presences on both U.S. coasts supports more consistent financial performance by reducing the impact of adverse regional weather patterns and natural disaster events. It also reduces the impact of adverse regulatory or market changes made by a particular state or regional transmission organization. Our large roster of enterprise customers is a mitigant to individual customer credit risk. The solar modules, inverters, racking and other equipment used in our fleet are also diversified by manufacturer which we believe meaningfully limits our exposure to serial manufacturing defects and design risks. We are purposeful in creating significant diversification across many metrics in an effort to produce greater financial stability with our fleet.

In originating our fleet, we are focused on the needs of our enterprise customers. We do not define our focus as “utility-scale” or “C&I” or “distributed generation” projects. Rather, we recognize that our customers have a wide range of needs including both smaller scale, on-site power generation, such as rooftop, canopy or carport projects, and larger scale, off site power generation, such as ground mounted projects covering many acres of land. As a result of our customer driven approach, our fleet comprises a wide range of sizes for customized solutions.

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The following map provides an overview of our current fleet as of June 30, 2022:

The following pie charts provide an overview of our fleet’s customer characteristics as of June 30, 2022:

Customer Type (% by Total MW)	Customer Credit Quality (% by Total MW)	PPA Term Remaining (% by Total MW)

Note: “Shadow IG” refers to unofficial investment grade ratings that are not publicly announced. Excludes <1% of Not Rated customers. Customer credit ratings only shown for operating assets.

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In addition to our current fleet, we have a large, diversified pipeline of projects in development. As of June 30, 2022, the projects in our development pipeline had an aggregate capacity of approximately 5.1 GW, which is made up of approximately 4.0 GW of solar generation projects and approximately 1.1 GW of energy storage projects. These projects are primarily located in well-established, deregulated electricity markets with strong support for renewable energy, that have characteristics similar to those of our current fleet, supporting the creation of long-term value. The projects in our pipeline are in various stages of the development process. Among our total pipeline of projects, we expect approximately 109 MW to reach NTP by December 31, 2022. These projects, along with the approximately 297 MW of solar and storage projects that are under construction as of June 30, 2022 and the Slate Project represent the primary pathway to our EBITDA growth over the next two years. The other approximately 4.9 GW of projects in our pipeline are expected to reach NTP after December 31, 2022. We are targeting commercial operation of these projects between 2023 and 2028, with up to 799 MW of projects expected to reach commercial operation in 2022 and 2023, which would result in a 31% increase in our operating and under construction MWs.

Pending NES Acquisition

On August 19, the Company entered into the NES MIPA with an affiliate of NES for the NES Acquisition of a portfolio of solar assets of approximately 442 MW situated in California, Nevada, North Carolina and Oregon. During 2021, the pro rata share of revenues and operating expenses reflected by this acquisition was approximately $44 million of revenues and approximately $14 million in operating expenses, excluding depreciation and amortization expense.

We expect the aggregate purchase price for the NES Acquisition to be approximately $245 million in cash, subject to purchase price adjustments, which we expect to fund prior to the consummation of this offering via capital contributions from the Existing Owners. The NES MIPA contains customary representations and warranties, covenants and indemnification provisions. We expect the NES Acquisition to close in the late third or early fourth quarter of 2022, subject to the satisfaction of customary closing conditions, including FERC and HSR approvals and the approval of NES’s shareholders. This offering is not conditioned on the consummation of the NES Acquisition, and the NES Acquisition is not conditioned on the consummation of this offering.

Our Market Opportunity

Today, the demand for sustainable, efficient, and reliable electricity in the U.S. continues to accelerate as governments and corporations establish renewable targets and decarbonization goals. We expect electricity generated by renewables to not only replace that generated by the burning of fossil fuels, but also to be utilized to meet growing electricity demand as transportation, heating, and cooking–all once powered primarily by fossil fuels–are electrified.

Solar is the fastest growing form of new electricity generation in the U.S. According to the SEIA, installed solar capacity in the U.S. has experienced an average annual growth rate of 33% in the past decade. During each of the last nine years, solar has been either the first or second source of new electric capacity additions. In 2021, 46% of all new electric capacity added to the grid came from solar, the largest such share in history and the third year in a row that solar added the most generating capacity to the grid. We believe the growth of solar installations is poised to continue. According to BNEF in an October 2021 report, the U.S. had approximately 72 GW of combined utility-scale and C&I solar capacity as of 2020 and capacity is expected to grow by 276 GW to approximately 350 GW, or approximately 15%, implying an approximately 15% CAGR by 2030. These new capacity additions represent the TAM for our renewable generation business, with the charts below demonstrating the expected incremental growth in capacity expected year-over-year and the overall expected growth of our key focus areas.

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2021—2030 Cumulative U.S. Utility-Scale and C&I Solar Capacity Additions (GW)

Source: BloombergNEF, first half of 2022 U.S. Renewable Energy Market Outlook.

Growth in U.S. Total Addressable Market

(MW or Number of Chargers)

Source: BloombergNEF, first half of 2022 U.S. Renewable Energy Market Outlook, first half of 2022 Energy Storage Market Outlook; International Council on Clean Transportation, Charging up America: Addressing the Growing Need for U.S. Charging Infrastructure through 2030, as of July 2021.

National governments have encouraged the ongoing energy transition, setting ambitious climate targets and providing attractive incentives for renewable energy producers. The recently enacted Inflation Reduction Act positions the U.S. to reach net-zero emissions by no later than 2050 through a combination of investments in the domestic production of solar panels and batteries, extensions and expansions of existing tax credits and providing capital to innovative green technologies.

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In particular, the Inflation Reduction Act has (i) extended the ITC for solar to at least 2032, providing significant runway and certainty on the tax incentives that will be available to our projects in the future, (ii) expanded the ITC to include stand-alone energy storage projects so that such storage projects may claim the ITC without being integrated into a solar facility, (iii) allowed solar to claim the PTC that is a production based credit that extends for 10 years following the placed-in-service date of the facility, which provides for greater flexibility for different financing structures, including having a solar plus storage project take advantage of the PTC for solar and the ITC for storage, (iv) revised tax credits for EV charging infrastructure and new EVs and introduced tax credits for used EVs and commercial EVs, and (v) introduced the concept of transferability of tax credits, providing an additional option to monetize such credits. We believe the Inflation Reduction Act will increase demand for our services due to the extensions and expansions of various tax credits that are critical for financing our business and may provide more flexibility in the various financing structures we can now use while also providing more certainty in and visibility into the supply chain for materials and components for solar and energy storage systems. However, the impact of the Inflation Reduction Act cannot be known with any certainty and we may not achieve any or all of the expected benefits of Inflation Reduction Act.

The commercial enterprise solar market continues to be boosted by corporate clean energy and decarbonization goals. According to a WoodMac report for SEIA, C&I renewable demand in the U.S. is expected to drive approximately 10 to 13 GW of new solar generation from 2022 through 2026.

The number of companies making commitments to clean energy has also been growing steadily, increasing the size of the market opportunity. RE100, a global initiative that brings together corporations committed to sourcing 100% of their energy needs from renewable sources by or before 2050, has grown from 13 members at the end of the year of its founding in 2014, to 378 members by August 2022, and includes a number of Fortune 500 companies that are already our customers. This organization alone represents hundreds of annual TWh of demand for renewable energy, and it is estimated that RE100 members’ renewable energy demand will exceed supply by as much as 248 TWh by 2030 without significant investment in additional renewable energy supply. Further, approximately 1.2% of commercial electricity demand is served by on-site solar, according to SEIA, as of December 31, 2021. This shortfall, combined with low-levels of market penetration for on-site solar creates a huge opportunity for further growth in the segment.

RE100 Member Companies Cumulative Growth (number of members at year-end)

Source: RE100 as of August 2022.

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Projected Renewable Shortfall for RE100 Members

Source: BloombergNEF, Bloomberg Terminal, The Climate Group, company sustainability reports, RE100, SEIA as of December 31, 2021.

On-Site Commercial Solar Installations and Penetration Growth

Source: SEIA/Wood Mackenzie Power & Renewables U.S. Solar Market Insight, 2021 Year in Review.

Note: Excludes commercial electricity demand met by utility-scale or other off-site generation.

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As solar module prices have continued to fall, commercial solar installations have grown rapidly and have diversified to include everything from rooftop systems, solar parking canopies, and large off-site installations. Average commercial system sizes have also been growing over time, primarily driven by falling prices and more financing flexibility. With corporate renewable and decarbonization goals continuing to increase, we believe this growth in average system size is likely to continue.

In addition to the diversification in types of solar installations, enterprises are also increasingly looking for solar systems paired with battery storage. According to SEIA, by 2025, over 29% of all behind-the-meter solar systems will be paired with storage, compared to less than 11% in 2021. Larger scale solar projects are also more frequently being paired with storage, with over 45 GW of commissioned or announced projects paired with storage, representing over 50 GWh of storage capacity. In an analysis of long-term projected capacity additions through 2050 done by the U.S. EIA, large-scale battery storage energy capacity is projected to grow to 235 GWh (59 GW power capacity of four-hour duration systems) by 2050, which would include 153 GWh (38 GW) of storage paired with solar. In the nearer term, BNEF expects the U.S. to add approximately 32 GW of utility-scale and approximately 1 GW of C&I storage capacity between 2021 and 2025. We consider this to be our TAM for battery storage during this time period.

2021—2025 U.S. Storage Capacity Additions (GWh)

Source: BloombergNEF, first half of 2022 Energy Storage Market Outlook

As major auto manufacturers have committed to electrification, we believe that EV charging presents a significant opportunity to serve enterprise customers. Due to rising policy and customer support, new battery technologies and lower costs, we believe the next 20 years will bring significant changes as EVs reshape automotive and freight industries. This will also bring a substantial need for EV charging infrastructure, as fleet operators and businesses prepare for this transition. Although the EV charging market is relatively new, the significant increase in projected EV sales in the near-term illustrates the growing need for EV charging infrastructure. Prior to the modification to the new EV tax credit and the introduction of the tax credits for used EVs and commercial EVs in the Inflation Reduction Act, BNEF had estimated that by 2025, EV’s share of new passenger vehicle sales will be approximately 12.5%, compared to less than 5% in 2021. To support the additional EVs on the road, the annual investment required in EV charging infrastructure will need to increase from approximately $1 billion in 2021 to greater than $4 billion by 2030, according to the International Council on Clean

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Transportation. This investment will likely be aided by the tax credit for EV charging infrastructure, as modified by the Inflation Reduction Act. The chart below illustrates the number of non-home EV chargers that are expected to be needed to meet demand through 2030.

Non-home EV Chargers

Source: International Council on Clean Transportation, Charging up America: Addressing the Growing Need for U.S. Charging Infrastructure through 2030, as of July 2021.

Key Growth Drivers

We believe the key factors that will continue to drive growth in U.S. solar generation include the following:

Increasing economic competitiveness of solar with fossil generation sources.    Solar energy is an increasingly cost-effective way of generating electricity and diversifying fuel risk. Continuous improvements in technology and economies of scale continue to reduce the costs of renewable power, enhancing its position as a cost competitive complement to gas-fired generation and as a means to meeting increasingly stringent environmental standards. While natural gas continues to make gains in generation market share, we expect that utilities will increasingly seek to limit exposure to potential fuel cost volatility by looking to renewable technologies that offer stable price terms, particularly hydroelectric, wind and solar energy. In addition, intensifying challenges for conventional coal have resulted in the retirement of certain coal plants, while cost uncertainties, public concern over new construction and nuclear waste disposal as well as intensified competition from gas-fired generation have delayed or halted certain new nuclear development activities. This has led to an increase in renewable targets, in part, in order to satisfy supply requirements resulting from plant retirements and demand growth.

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As of the first half of 2021, BNEF’s global Levelized Cost of Electricity (“LCOE”) benchmark for solar projects (both fixed axis and tracking) was $38 to $48 per MWh, which represents a decline of approximately 88% since the second half of 2009. In the U.S., this LCOE benchmark for solar is currently $29 to $51 per MWh. An increase in the efficiency of photovoltaic (“PV”) cells has helped drive this cost decrease. In the U.S., solar PV with single-axis tracking is now the cheapest source of new-build bulk power, ahead of onshore wind and combined cycle gas turbines (“CCGT”). As efficiency continues to increase, solar PV LCOE is expected to fall further, continuing to increase the competitiveness of solar electricity.

Accelerating demand for and deployment of cost effective battery energy storage.    As additional renewable projects are deployed and economics continue to improve, we will see continued growth in energy storage projects. Given the intermittency of solar and wind resources, the integration of battery storage can allow for the storing of excess energy when solar and wind resources are producing it and feed it back to the grid when it is needed. This will serve an important function for maintaining grid stability as intermittent renewables become a larger portion of the generation mix.

States have been implementing targets for energy storage, with nine states publishing targets for 2024 or 2030, including Nevada, California, Virginia, Massachusetts, and others. These targets have been effective in prompting utilities to deploy storage, particularly in California and New York. According to BNEF, states with storage targets are expected to deploy approximately 5 GW of new projects from 2021 to 2023. In California alone, BNEF expects approximately 10 GW of utility-scale energy storage capacity could become operational between 2021 and 2025.

The “stackable” nature of behind-the-meter batteries also makes it attractive to both customers and suppliers. Batteries provide emergency back-up power while also managing demand charges and providing system capacity. Growth in demand is also being spurred by a recent Federal Energy Regulatory Commission (“FERC”) order that allows storage resources to participate in the wholesale market and ITCs, buoying renewable-plus-storage investments.

Growing corporate and investor support for decarbonization of energy.    Corporate clean energy goals for decarbonization have grown meaningfully in recent years and investors have been calling for corporate sustainability commitments, pushing companies to make more aggressive pledges. In addition, we have seen corporations join various initiatives focused on reaching net zero emissions. As an example, RE100, a global corporate renewable energy initiative that brings together businesses that are committed to 100% renewable electricity by 2050, has grown from fewer than 20 members in 2014 to 378 by August 2022. The total power demand of RE100 members grew from approximately 100 TWh in 2015 to approximately 325 TWh in 2020. As corporations work towards meeting these decarbonization targets, the need for additional renewable energy capacity will continue to grow.

Government policies and incentives, include RPSs, which require that a certain percentage of electricity come from renewable energy resources. Regulatory support for the development of renewable power resources typically include RPSs and tax incentives or direct subsidies. 37 U.S. states, the District of Columbia, and Puerto Rico have either RPS targets or other policy goals that require or encourage load-serving utilities to supply portions of their customer electricity demand from renewable sources, according to EIA. Of these, 12 states (including California, New York, Nevada and Virginia) and the District of Columbia have set a requirement for 100% clean electricity by 2050. Some of these standards also have interim targets; for instance, California will require 60% renewable energy by 2030 with a goal of 100% by 2045 and New York will require 70% by 2030 with 100% zero-emissions electricity by 2040. To meet these interim targets and longer-term goals, demand for and investment in renewable electricity and storage projects will continue to grow.

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The Inflation Reduction Act also provides a variety of expanded and extended tax credits critical to decarbonization in an effort to reach President Biden’s non-binding target of net-zero emissions by 2050. For example, the ITC has been extended for solar until 2032, providing significant runway and certainty to further incentivize non-RE100 members to commit to the renewable effort, the ITC has been expanded to include energy storage projects, solar is now eligible for the PTC, the tax credits may be transferred so that RE100 and non-RE100 members can purchase the credits without being involved in tax equity structures, and tax credits have been enacted or modified for new and used EVs and EV charging infrastructure. Substantial investments will also be made in domestic manufacturing for renewable energy infrastructure and components. Government action on the scale of the Inflation Reduction Act represents a tangible and substantial step toward meeting the ambitious climate targets of the U.S. through support of domestic renewable energy production and manufacturing. While the Inflation Reduction Act also imposes a minimum alternative tax on certain corporations that have gross revenue of over $1.0 billion, such minimum alternative tax is able to be reduced by the amount of any renewable tax credits, which may further encourage those corporations to invest in renewable projects and/or purchase tax credits.

Our Competitive Strengths

We have several key competitive strengths that differentiate us from our peers, including:

Differentiated partner for our customers.    In 2021, we were one of the largest independent solar energy and energy storage power producers in the U.S. and one of the top 5 largest solar and storage asset owners overall in the U.S., based on the total gross capacity of our projects that were operating according to S&P Global Market Intelligence. Our role as a large, stable asset owner provides us with advantages in attracting off-takers who know that we will be the long-term owner of the asset and not someone whose business model is to “develop and flip” or whose capital base will require a divestiture prior to the end of the off-take contract. We have found this consistency in counterparty to be important to our customers. We believe this has been key in enabling us to win projects and has earned us a reputation among customers as a credible developer and owner and made us a partner of choice. We believe these key qualities are part of the reason that approximately 50% of our customers have more than one project contracted with us as of June 30, 2022.

Our customers are diverse and creditworthy, which reduces the risk of our portfolio.    Our over 200 customers are corporations, federal, state and municipal entities, universities, college, and school districts, communities (through CCAs), and utilities. Some are among the largest and most creditworthy entities in the world. As of June 30, 2022, approximately 84% of our contracted operational MW’s are with investment grade rated customers, approximately 11% are with unrated customers whose credit risk we view as equivalent to investment grade, and approximately 4% are from community solar, a credit diversified portfolio. The combination of this counterparty diversification and high credit quality reduces the risk of defaults and allows us to maximize the predictability of our cash flows over the long term.

Strong balance sheet provides ability to deliver on commitments.    We typically enter into solar generation contracts with a term of 15 years or longer. The average remaining capacity-weighted life of our existing operational contracts (exclusive of our storage operations) is approximately 15 years as of the date of this prospectus. These long-term contracts with our diverse and highly-rated customers create consistent cash flows that have allowed us to build a strong balance sheet and the financial wherewithal to deliver on our commitments to customers and for our long-term growth. We have a repeat track record of financing large and diversified project portfolios through the institutional green bond market. Since 2019, we have executed $1.3 billion of financings in the green bond market, including $252 million in senior secured notes due 2047 that were issued in April 2022. These financings are fixed rate and fully amortizing, with a 25-year tenor, and a weighted average cost of debt

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of 3.4%. They represent some of the lowest costs ever achieved in the green bond market. In addition, this strategy has mitigated both interest rate and refinancing risk. As we focus on 100% ownership of our projects, these larger financings allow for a more simplified capital structure with increased flexibility for tax-equity financings and capital capacity due to their self-amortizing debt.

Industry-leading operator of solar assets.    We believe our team’s intense focus on details has allowed us to outperform customer expectations while remaining cost-conscious, which we believe will generate value for our shareholders. From our plant operations center, our asset operations team closely monitors our assets and continually pursues opportunities to optimize costs, while our technical team monitors asset performance and pursues opportunities to enhance project performance. These teams, and our origination and project management teams, leverage QBI, an industry-leading asset management software and valuable tool we use to manage and optimize our portfolio. Some examples of our operational capabilities include:

•

creation of an algorithm to estimate soiling on solar modules based on geographical information, meteorological conditions and the most recent cleansing rainfall. This information is used to inform decisions on when to perform washings of solar modules to maximize energy production and has led to a 3% Uplift in production in applicable projects;

•

re-engineering of solar projects in areas that experience regular seasonal snowfall to limit the potential for damaging spikes in electric current that can occur when solar irradiance is magnified by reflections from snow cover which has led to a 1% Uplift in applicable projects; and

•	development of data analytics to uncover correlations that can be used to predict and avoid equipment failures which has led to a 0.7% Uplift in applicable projects.

Exceptional team with experience across the renewable asset life-cycle.    Our team of approximately 140 highly-skilled professionals combines investing, finance and commodities expertise honed at Goldman Sachs with renewable energy industry expertise across all phases of a project’s lifecycle: development, engineering and design, procurement, construction oversight, O&M oversight, and asset management. These in-house capabilities provide execution certainty to our customers. Collectively, our team has over 475 years of experience in the renewable energy industry and has developed or operated over 150 GW of projects. The expertise of our team has also allowed us to find opportunities where we can invest capital for a higher rate of return than we might find in a one-off project. We have embraced a “Land and Expand” strategy that leverages existing infrastructure and customers to introduce further product offerings and add significant value to existing assets. A few selected examples of this include:

•

asset upsizing and retrofitting: when CAISO began to require load serving entities to produce capacity, we brought a solution to one of our customers by adding an additional battery. This asset enhancement is strongly accretive to the underlying solar project. As a result, we were also able to enter into a long-term tolling agreement with one of the customers;

•

adding revenue streams: we developed an innovative solution to reduce electricity costs and carbon emissions, and to qualify for California’s LCFS credits. By leveraging existing energy infrastructure as well as state and federal decarbonization incentives, we created significant value for the customer; and

•

expanding relationship with an existing customer: from 2019 to early 2021, we increased our project count with one of our key customers from eight to 18 projects. The customer is a subsidiary of a Fortune 10 company and has approximately 500 retail locations in North America. The majority of our projects with this customer are located in California. Our position as a first-mover in providing solar and storage solutions drove our ability grow the relationship. In addition to delivering carbon-reduction benefits, these projects have produced savings for our customer versus grid prices and provide resiliency through the added storage.

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Our Growth Strategy

Executing on our pipeline of projects in development.    We have a robust pipeline of existing projects in various stages of development. As of June 30, 2022, the pipeline of pre-operational projects was made up of 4.0 GW of solar projects and 1.1 GW of energy storage projects. This represents projects that are pre-construction. We have a strong track record of executing on projects in our pipeline to accomplish our growth objectives. In addition, we will look to continuously grow our pipeline going forward by adding projects sourced both from development and merger and acquisition opportunities.

Continue to grow business with existing customer base.    As our customers continue to decarbonize their businesses, we strive to be their go-to providers for energy transition solutions, capturing the market share of some of the largest enterprise customers and finding opportunities for cross-sell opportunities. In order to fulfill our mission of serving our customers and assisting them in their energy-transition journey to an electrified, decarbonized world, we maintain an ongoing dialogue with our existing customers in order to understand their current and anticipated future energy needs and look to position ourselves to help them find the most efficient and relevant solutions. We believe that many customers will want more renewable energy and battery storage. Our existing long-term contractual relationships with our customers provides both the relationship and the runway to meet these needs. Many of our existing customers have committed to decarbonization goals that will require them to procure more of their power from renewables in the coming years, creating additional opportunities for us to partner. As an example, Target, which is one of our larger corporate customers, has committed to purchasing 100% of its electricity from renewable sources by 2030. Today, the projects and partnerships it has put in place to source this electricity will result in Target purchasing approximately 38% of its electricity from renewable sources in 2020, leaving substantial capacity still to be sourced by 2030 according to Target’s 2021 Target Corporate Responsibility Report.

Growth of potential customer base.    The number of enterprise customers seeking to decarbonize their operations continues to accelerate. As an example of this growth, RE100, a global initiative that brings together corporations committed to sourcing 100% of their energy needs from renewable sources by or before 2050, has grown from 13 members at the end of the year of its founding in 2014, to 378 members as of August 2022. Our business development team is focused on growing our customer base through participating in requests for proposals and developing new relationships with these customers through bilateral dialogue. Our successful track record and reputation as an industry-leading operator positions us well to win new business against other competitors in the space.

Expansion of product offerings.    We recognize our customers’ needs are evolving beyond solar energy power purchase agreements and we expect to meet their needs in adjacent areas. As we consider areas for product and service expansion, we will continue to look for opportunities that meet the following key attributes: scalability, strong margins and growth runway, recurring revenue, long-term value, and products and services where we have a competitive advantage. As customers are increasingly seeking reliability and resiliency in their renewable energy procurement, we are continuing to grow our battery storage portfolio and offer our customers various energy storage solutions. We are also developing solutions for EV infrastructure needs such as charging stations for enterprise fleets and customer and employee use. We view both of these product offerings as having the key attributes that are core to our business strategy. In particular, we view EV charging infrastructure as a service that has synergies with our existing generation and storage business as our customers view it as part of a comprehensive solution, alongside renewable generation and storage, that will allow them to pursue decarbonization of this full application.

In March 2022, we announced our first partnership in the EV infrastructure space, a key milestone for our growth plans in this product area. We have entered into a PDA with ChargePoint, a leading EV charging network, to introduce new tailored solutions that will allow us to offer comprehensive EV charging solutions to enterprise customers. The PDA establishes a framework

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through which we will jointly originate and develop EV charging station project opportunities with ChargePoint. We will own the project assets, be responsible for the financing of the assets, engage and liaise with the customers. ChargePoint will supply the EV charging equipment and certain cloud-based application services and provide certain warranty, operations and maintenance services for the charging stations. This partnership will allow us to provide turnkey charging solutions, which will enable our customers to host a station at zero upfront cost to them. The partnership aligns with our goal to provide customers with a broader variety of solutions to meet their evolving decarbonization needs. These new offerings will make it easier for enterprise customers to electrify their fleets, and for employers and businesses to provide the increasing number of employees and customers driving EVs with on-site charging solutions. Under the terms of the PDA, we have the option to commit capital to developing EV charging station projects and will do so as opportunities arise. To date, we have deployed an immaterial amount of capital in developing such projects.

Market Overview

Set forth below is a brief summary of some of the markets in which we have significant operations. As of June 30, 2022, our fleet was composed of over 850 projects spread across 27 states with an aggregate capacity of approximately 2.0 GW of operating and 0.3 GW of under construction solar projects and approximately 270 MW of operating and 0 MW of under construction battery storage projects. Our portfolio is primarily in mature markets with strong regulatory support and has significant asset diversity across different solar regimes, equipment manufacturers and off-takers – with the largest single off-taker accounting for 14.4% of our portfolio’s revenues for the year ended December 31, 2021, and 10.1% for the six months ended June 30, 2022. In addition, our portfolio has well balanced end-market distribution among corporations, federal, state and municipal entities, universities, colleges and school districts, CCAs and utilities.

California Independent System Operator (“CAISO”).    The California Independent System Operator operates a competitive wholesale power market. The CAISO market represents approximately 80% of demand within California, with the remaining load managed by non-jurisdictional entities such as municipal utilities and irrigation districts.

Although there is a significant amount of generation located within the state, the market is a large consumer of energy and a net importer of electricity. Three Investor-Owned Utilities (“IOUs”), Pacific Gas & Electric, Southern California Edison, and San Diego Gas & Electric operate within the state, providing predominantly transmission and distribution services to the large majority of the state’s electric customers. IPPs compete to sell their power to their IOUs and other entities, including municipal utilities, community choice aggregators, energy service providers (“ESPs”) and irrigation districts.

PJM Interconnection (“PJM”).    PJM coordinates a wholesale electricity market in all or parts of Delaware, Illinois, Indiana, Kentucky, Maryland, Michigan, New Jersey, North Carolina, Ohio, Pennsylvania, Tennessee, Virginia, West Virginia, and the District of Columbia. The area currently under PJM control serves a population of over 65 million and comprises around 180,000 MW of installed generation and over 84,000 miles of transmission lines.

ISO-New England (“ISO-NE”).    The New England market encompasses the electrical system of the six-state region comprising Connecticut, Maine, Massachusetts, New Hampshire, Rhode Island, and Vermont. The New England power grid is a summer peaking system. On August 2, 2006, the New England market set an all-time high peak demand of 28,130 MW. This compares to the summer 2020 peak demand of 24,736 MW, which occurred on July 27, 2020.

Desert Southwest (“DSW”).    The DSW market covers Arizona and the majority of New Mexico and parts of Southern Nevada and West Texas. A key feature of power plants located in the DSW is

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that generation from such plants has access to both the DSW market and the Southern California (“SP15”) market. Exports to California are sometimes constrained, limiting the ability to transfer power west.

The DSW region has a substantial transmission interface of approximately 9 GW with the SP15 market in California supporting energy flows from Palo Verde and Mead trading hubs. The summer 2020 peak was approximately 32 GW (excluding exports to California) for the DSW market.

Rockies.    The Rockies market comprises the geographical area covering all of the state of Colorado, parts of central and all of eastern Wyoming, and portions of western Nebraska and South Dakota and is primarily composed of the Public Service Company of Colorado and Western Area Power Administration’s (“WAPA”) Western Area Colorado-Missouri control areas.

It is bordered by and interconnected with the Pacific Northwest and Desert Southwest WECC sub-regions on the north, west, and south. On the eastern side, it is connected by several DC ties with a limited transfer capability of approximately 700 MW.

Power Purchase Agreements

Since inception, we have built our portfolio through acquiring and developing U.S. distributed generation solar energy systems with highly rated, long-term off-takers from leading industry players. As an asset owner, we harvest cash flows from off-takers over the life of the PPAs (typically a fixed price, “take or pay” contract over 15 years). Our PPAs are typically entered into for terms ranging from 15 to 25 years and require the PPA off-takers to take all or a contracted portion of the output from the relevant project for a stipulated price. The current weighted-average remaining term of our PPA portfolio was 15 years as of June 30, 2022, and require the PPA off-takers to take all or a contracted portion of the output from the relevant project for a stipulated price. Payments under PPAs are primarily based on volumes of electricity and RECs delivered, with rates potentially subject to adjustments based on the timing and volume of delivery, and may be subject to certain “floor” or “ceiling” provisions; however our PPAs do not require fixed-volume, hedging commitments. Certain PPAs contain non-cancelable off-taker commitments to pay for a specific volume of supply and outline minimum output levels to be delivered by us.

Supply Chain

We purchase equipment, including solar panels, inverters and batteries from a variety of manufacturers and suppliers. We believe that our equipment and service providers primarily reflect a diverse set of Tier 1 manufacturers and O&M providers with a significant track record within the industry. For the year ended December 31, 2021 and six months ended June 30, 2022, our largest equipment supplier (module, inverter or racking) accounted for approximately 20% and 20% of our portfolio of projects, respectively. If one or more of the suppliers and manufacturers that we rely upon to meet anticipated demand reduces or ceases production, it may be difficult to quickly identify and qualify alternatives on acceptable terms. In addition, equipment prices may increase in the coming years, or not decrease at the rates we historically have experienced, due to tariffs, supply chain constraints or other factors. For further information, please see the section entitled “Risk Factors” elsewhere in this prospectus.

Seasonality

The amount of electricity our solar energy systems produce is dependent in part on the amount of sunlight, or irradiation, where the assets are located. Because shorter daylight hours in winter months and poor weather conditions due to rain or snow result in less irradiation, the output of solar energy systems will vary depending on the season and the overall weather conditions in a year. Based on a

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calendar year, our strongest season of profitability is typically the third quarter and our weakest is typically the first quarter of the year. While we expect seasonal variability to occur, the geographic diversity in our assets helps to mitigate our aggregate seasonal variability.

Sales and Marketing

We sell our solar energy and energy storage offerings through a scalable sales organization using a national developer base with local expertise, intermediaries that connect clients directly to us as well as our diverse partner network. We also generate sales volume through client referrals. Client referrals increase in relation to our penetration in a market and shortly after market entry become an increasingly effective way to market our solar energy systems. We believe that a customized, relationship-focused selling process is important before, during and after the sale of our solar and energy storage services to maximize our sales success and customer experience and to generate relationships with developers that lead to repeat projects. We train our sales and marketing team in house to maximize this multi-pronged client development strategy.

We have over 200 enterprise customers diversified across sectors and represent some of the largest and most creditworthy institutions in the world. We are focused on serving our enterprise customers’ needs, including clean energy, power storage and resiliency, clean energy vehicle infrastructure and energy efficiency, as they transition to a carbon free, electrified world.

Intellectual Property

We rely on intellectual property laws, primarily a combination of copyright and trade secret laws in the U.S., as well as license agreements and other contractual provisions, to protect our proprietary technology. We also rely on several registered and unregistered trademarks to protect our brand. In addition, we generally require our employees and independent contractors involved in the development of intellectual property on our behalf to enter into agreements to limit access to, and disclosure and use of, our confidential information and proprietary technology. We also continue to expand our technological capabilities through licensing technology and intellectual property from third parties.

Government Regulations

Although our project companies are not regulated as traditional, franchised public utilities in the U.S. under applicable national, state or other local regulatory regimes where we conduct business, we frequently transact with regulated utilities with respect to interconnections and power sales. As a result, we have developed and are committed to maintaining a policy team to focus on the key regulatory and legislative issues impacting the entire industry. We believe these efforts help us better navigate local markets through relationships with key stakeholders and facilitate a deep understanding of the national and regional policy environment.

To operate our fleet, we obtain interconnection permission from the applicable local primary electric utility. Depending on the size of the solar energy system and local law requirements, interconnection permission is provided by the local utility directly to us and/or our customers. In almost all cases, interconnection permissions are issued on the basis of a standard process that has been pre-approved by the local public utility commission or other regulatory body with jurisdiction over net metering policies. As such, no additional regulatory approvals are required once interconnection permission is given.

Our operations are subject to stringent and complex federal, state and local laws, including regulations governing the occupational health and safety of our employees and wage regulations. For example, we are subject to the requirements of OSHA, and comparable state laws that protect and regulate employee health and safety. We endeavor to maintain compliance with applicable OSHA and other comparable government regulations.

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Environmental Laws and Regulations

Our operations are subject to numerous EHS laws and regulations in the jurisdictions in which we operate. These laws and regulations may require us to perform certain investigatory or remedial obligations, take precautions with respect to threatened, endangered, or otherwise protected species as well as other natural, historical, and cultural resources, perform environmental assessments or impact statements, implement certain siting and operational programs or best practices to minimize environmental impacts from our operations, and obtain a range of environmental permits from federal, state, and local governmental authorities related to air emissions, wastewater discharges, waste generation, storage, transportation and disposal, and other aspects of our operations. Failure to comply with these laws and regulations can result in the imposition of significant fines or penalties. In addition to these regulatory requirements, our business could experience significant opposition from third parties when we initially apply for permits or when there is an appeal after permits are issued. Delay or denial of a permit, or the imposition of costly and difficult to comply with conditions, may impair or prevent the development of our projects to the extent that increased substantial costs may make such projects no longer attractive to us. The following is a summary of the more significant existing EHS laws and regulations, as amended from time to time, to which our business operations are subject and for which compliance may have a material adverse impact on our financial position, results of operations or cash flows.

Environmental Review

Certain of our projects, both operating and in our fleet, may be subject to environmental review, such as under the U.S. National Environmental Policy Act (“NEPA”) or similar laws in other jurisdictions. These laws require agencies to evaluate the environmental impact of their actions that may significantly affect the quality of the environment, which generally includes the granting of a land lease, permit or similar authorization for a certain development project or the interconnection of such projects into federal projects. As part of such reviews, agencies are typically required to consider a broad array of environmental impacts, such as impacts on air quality, water quality, wildlife, cultural resources, geology, socioeconomics, and aesthetics, as well as alternatives to the project. This process can cause significant delays in approval of our projects and the issuance of required permits which, in turn, may impact the cost and development of such projects. As a result of NEPA review, agencies may decide to deny permits or other support for a project or to condition approvals on certain project modifications or mitigation actions. Furthermore, authorizations under NEPA are subject to protest, appeal, or litigation which may lead to further delays. Additional reviews may be required for cultural or archaeological resources under the U.S. National Historic Preservation Act or similar laws in other jurisdictions.

Protected Species

Our operations are subject to several environmental regulations and guidelines related to various protected species and their habitats. Environmental laws in the U.S., to include the Endangered Species Act, the Migratory Bird Treaty Act, and the Bald and Golden Eagle Protection Act, alongside similar state laws, provide for the protections of these species and their habitats and impose significant civil and criminal penalties for violating such laws, to include injunctions limiting or otherwise prohibiting our operations in certain areas where protected species or their habitat is located. For example, potential penalties may be imposed for unpermitted activities that result in harm to or harassment of protected species, plants, and their respective habitats. If protected species are located in areas in which we conduct operations, or these areas are designated as critical habitats for such species, or designation of previously unidentified endangered or threatened species occurs in such areas, we may be subject to potential construction restrictions, such as seasonal limitations, resulting in additional costs and delays. Additionally, we could be prohibited from building our facilities in certain areas or face extensive accommodation measures, thereby impacting the feasibility of our projects.

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Water

The Clean Water Act (“CWA”) and similar state regulations may require us to obtain permits for water discharges, such as storm water associated with construction activities, or take mitigation actions with respect to loss of wetland functions and values, that accompany our operational activities. Additionally, such regulation requires us to follow a variety of best management practices to ensure that water quality is protected and impacts of our operations are minimized. Also, pursuant to these laws and regulations, we may be required to obtain and maintain approvals or permits for the discharge of wastewater or storm water and are required to develop and implement spill prevention, control and countermeasure plans, also referred to as “SPCC plans,” in connection with on-site storage of significant quantities of oil. The CWA and analogous laws and any implementing regulations provide for administrative, civil and criminal penalties for any unauthorized discharges of pollutants, oil and other substances in reportable quantities and may impose substantial potential liability for the costs of removal, remediation and damages. Many of the implementing regulations of the CWA, such as the “Waters of the United States Rule”, are subject to frequent modification and revision due to the changing administrations of the U.S. presidency and certain court decisions and subsequent appeals. As such, the potential liability related to unauthorized discharges of pollutants under the CWA, and the scope of the CWA in general, remains uncertain.

Projects that may be located near wetlands could also be required to obtain permits for the discharge of dredged or fill material into waters of the U.S., inclusive of wetlands and streams. Certain dredge and fill activities conducted in connection with our projects may be covered under the Army Corps of Engineers’ Nationwide Permit (“NWP”) program which provides for more streamlined and fast-tracked permit approvals. However, the NWP program has recently been subject to several legal challenges which, in some cases, has resulted in modifications to the NWP or otherwise limiting the available of NWPs. If it is determined that we cannot proceed to permit our projects under existing NWPs, we will be required to seek an individual permit from the Army Corps of Engineers, a process that is both time and resource intensive and which is subject to third-party challenges, potentially causing additional delays.

Hazardous Materials and Cleanup Liability

We own and lease real property and may be subject to requirements regarding the storage, use, and disposal of hazardous substances. Federal and state hazardous waste and remedial laws, such as CERCLA, impose strict, joint and several liability for the remediation of spills and releases of hazardous substances and other pollutants. We could be responsible for the costs of investigation and cleanup and for related liabilities, including claims for damage to property, persons, or natural resources, in connection with our operations, to include owned or leased properties that may be contaminated whether during our ownership or operation, or prior ownership or operation. This responsibility may arise even if we were not at fault and did not cause or were not aware of contamination. For example, construction activities at our sites could result in spills or releases of diesel fuel, other petroleum substances, chemicals, or other wastes that could result in liability under Environmental Laws, and such laws would also impose liability on us for pre-existing contamination based solely on our status as the owner or operator of the site where the contamination is present. Additionally, the waste we generate, such as damaged solar panels or spent batteries, amongst others, may be sent to third-party disposal facilities. If those facilities become contaminated, we and other persons who arranged for the disposal or treatment of hazardous substances at those sites, may be jointly and severally responsible for the costs of investigation and remediation, and for any claims for damage to third parties, their property, or natural resources.

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Energy Transition

Various jurisdictions have taken and continue to take certain actions, such as passing regulations or setting targets and goals, regarding the reduction of greenhouse gas (“GHG”) emissions and the increase of renewable energy generation. These may include certain rebates or incentives for the development and installation of solar and energy storage systems. Certain states have also adopted an energy storage mandate or policies designed to encourage the adoption of storage. For example, Massachusetts and New York offer performance-based financial incentives for storage. Storage installation is also supported in certain states by state public utility commission policies that require utilities to consider alternatives such as storage before they can build new generation facilities.

Many states, provinces, and territories have adopted renewable energy production requirements. For example, many such jurisdictions have adopted RPS that require regulated electric utilities to generate or procure a specified percentage of total electricity delivered to customers in the state or territory from eligible renewable energy sources, such as solar energy systems, by a series of specified dates. Several other states have set voluntary goals for renewable generation. Others have also established requirements for the generation of a portion of such electricity from particular energy sources, such as solar. To the extent that these programs are discontinued, limited, or implemented in a form where we are ineligible but our competitors or customers are not, or where they provide greater benefits to our competitors, this may impact demand for our products. For instance, certain states may choose to implement “Clean Energy Standards” which could, alongside renewables, contemplate the use of nuclear, carbon capture, and other renewable energy alternatives.

Occupational Safety and Health Act

We are also subject to the requirements of the federal OSHA, and comparable state laws that regulate the protection of the health and safety of employees. In addition, OSHA’s hazard communication standard, the Emergency Planning and Community Right to Know Act and implementing regulations and similar state statutes and regulations require that information be maintained about hazardous materials used or produced in our operations and that this information be provided to employees, state and local government authorities, and citizens.

Other State and Local Programs

In addition to federal requirements, our projects may be subject to a variety of additional environmental and regulatory requirements at the state and local level, including but not limited to land use, zoning, building and transportation requirements. Local or state regulatory agencies may require modeling and measurement of various project attributes in connection with the permitting and approval of our projects. Local and state agencies may also require us to develop decommissioning plans for dismantling the project at the end of its functional life and establish financial assurances for carrying out such decommissioning plans.

Government Incentives

Federal, state and local government bodies provide incentives to owners, distributors, system integrators and manufacturers of solar energy systems to promote solar energy in the form of rebates, tax credits, payments for renewable energy credits associated with renewable energy generation and exclusion of solar energy systems from property tax assessments. These incentives enable us to lower the price we charge customers for energy from, and to lease, our solar energy systems, helping to catalyze customer acceptance of solar energy as an alternative to utility-provided power. In addition, for some investors, the acceleration of depreciation creates a valuable tax attribute that reduces the overall cost of the solar energy system and increases the return on investment.

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The federal government currently offers an ITC for the installation of certain solar and storage energy facilities owned for business purposes. If construction on the facility began before January 1, 2020, the amount of the ITC available is 30%. If construction began during 2020 or 2021, and the facility was placed in service prior to January 1, 2022, the amount of the ITC available is 26%. If the facility is placed in service on or after January 1, 2022, the ITC available is 30% so long as certain prevailing wage and apprenticeship requirements are satisfied or an exception to such requirements applies. As a result of the Inflation Reduction Act, this 30% ITC may be available for projects that begin construction prior to 2032. The depreciable basis of a solar facility and/or storage is also reduced by 50% of the amount of any ITC claimed. For any projects that are placed in service after January 1, 2022, we will seek to avail ourselves of the 30% credit rate, including by meeting any prevailing wage and apprenticeship requirements required in connection with such projects.

As a result of the Inflation Reduction Act, the federal government now offers a PTC for the installation of certain solar energy facilities owned for business purposes, if the facility was placed in service on or after January 1, 2022. To date we have not had the ability to claim the PTC in lieu of the ITC but may choose to do so for any projects that are placed in service after January 1, 2022, where we determine that is advantageous to us. In such cases we will seek to avail ourselves of the full PTC credit rate, including by meeting any prevailing wage and apprenticeship requirements required in connection with such projects.

More than half of the states, and many local jurisdictions, have established property tax incentives for renewable energy systems that include exemptions, exclusions, abatements and credits. Approximately twenty-nine states and the District of Columbia have adopted a renewable portfolio standard (and approximately eight other states have some voluntary goal) that requires regulated utilities to procure a specified percentage of total electricity delivered in the state from eligible renewable energy sources, such as solar energy systems, by a specified date. To prove compliance with such mandates, utilities must surrender SRECs to the applicable authority. Solar energy system owners such as our investment funds often are able to sell SRECs to utilities directly or in SREC markets. While there are numerous federal, state and local government incentives that benefit our business, some adverse interpretations or determinations of new and existing laws can have a negative impact on our business. For more information, see “Risk Factors—Changes in the treatment of renewable energy certificates may adversely impact our business.”

Competition

The nature and extent of competition we face varies from jurisdiction to jurisdiction. Our main competition in our electricity markets are coal, nuclear, oil and natural gas electricity generators as well as other renewable energy suppliers who use hydro, wind, geothermal and solar PV technologies. The market price of commodities, such as natural gas and coal, are important drivers of energy pricing and competition in most energy markets, especially in North America.

Our experienced management and marketing teams provide us with valuable market intelligence regarding pricing dynamics, regulatory regimes and market participants. MN8 Energy Marketing LLC (“MN8 Marketing”), is our energy risk management/marketing arm that has FERC Market Based Rate authority and is in charge of proactively managing energy risk for the company’s assets. MN8 Marketing has several trading counterparties to syndicate risk via energy and renewable energy credit supply transactions. MN8 Marketing also optimizes current fleet operations through unique bidding strategies to optimize value across all assets.

Employees and Contractors

As of June 30, 2022, we had no employees and GSAM had dedicated to us a team of approximately 100 employees under a Management Services Agreement. Following the closing of the

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Internalization Transaction on August 4, 2022, we have approximately 140 direct employees. For more information, see the section entitled “Internalization Transaction and Corporate Reorganization.” We also engage independent contractors and consultants. We are not party to any collective bargaining agreements and have not experienced any strikes or work stoppages. We consider our relations with our employees to be satisfactory.

Insurance

We maintain the types and amounts of insurance coverage that we believe are consistent with customary industry practices. Our insurance policies cover employee and contractor-related accidents and injuries, property damage, business interruption, storm damage, fixed assets, facilities, cyber, crime and liability deriving from our activities. Our insurance policies also cover directors’, employee and fiduciary liability and officers’ liability. We may also be covered for certain liabilities by insurance policies issued to third parties, including, but not limited to, our dealers and vendors.

Legal Proceedings

Although we may, from time to time, be involved in litigation, claims and government proceedings arising in the ordinary course of business, we are not a party to any litigation or governmental or other proceeding that we believe will have a material adverse impact on our financial position, results of operations or liquidity. In the ordinary course of business, we have disputes with dealers and customers. In general, litigation claims or regulatory proceedings can be expensive and time consuming to bring or defend against, may result in the diversion of management attention and resources from our business and business goals and could result in settlement or damages that could significantly affect financial results and the conduct of our business.

Facilities

Our corporate headquarters are located at 1155 Avenue of the Americas, 27th Floor, New York, NY 10036. In addition, we currently lease space at 750 Park of Commerce Blvd, Boca Raton, FL 33487.

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MANAGEMENT

Executive Officers and Directors

The following table sets forth the name, age as of the date of this prospectus, and position of the individuals who serve as executive officers of MN8 Energy and individuals currently serving as directors and director nominees. The following also includes certain information regarding the individual experience, qualifications, attributes, and skills of our directors and executive officers as well as brief statements of those aspects of our directors’ backgrounds that led us to conclude that they are qualified to serve as directors:

Name	Age	Position
Executive Officers:
Jon Yoder	48	President, Chief Executive Officer and Director
David Callen	50	Chief Financial Officer
David Fernandez	47	Chief Operating Officer
Jordan Meer	31	Chief Strategy and Investment Officer
Moe Hanifi	38	Senior Vice President, Head of Revenue and Commodities
Ricardo Fabre	40	Senior Vice President, Head of Asset Operations
Pedro Garcia Hrdy	43	Senior Vice President, Head of Technical Operations
Patrick McAlpine	40	Chief Administrative Officer
Ashlee Effler	43	Senior Vice President, General Counsel
Non-Employee Directors and Nominees:
Timothy Leach	66	Director and Chairperson of the Board
David Gadis	60	Director Nominee
J. William Holden, III	61	Director Nominee
Fiona Macdonald	67	Director Nominee
Kathleen McGinty	59	Director Nominee
Lorie Buckingham	64	Director Nominee
Brendan McGovern	51	Director Nominee

Executive Officers

Jon Yoder Mr. Yoder serves as a member of our board of directors and as our President and Chief Executive Officer. Beginning in 2016 and until joining MN8 Energy in August 2022, Mr. Yoder served as a Managing Director at The Goldman Sachs Group, Inc. and was Head of the Renewable Power Group of GSAM since its inception in 2017. During his tenure at The Goldman Sachs Group, Inc., Mr. Yoder also served as co-head of the Credit Alternatives Group at GSAM from 2018 to 2022 and as the chief operating officer of Goldman Sachs BDC, Inc. (NYSE: GSBD) from 2013 to 2022 and a number of related investment vehicles. Mr. Yoder joined The Goldman Sachs Group, Inc. in 2005. Prior to joining Goldman Sachs Group, Inc., he was a member of the mergers and acquisitions and private equity groups at Paul, Weiss, Rifkind, Wharton & Garrison, LLP. Mr. Yoder holds a Bachelor of Business Administration degree in finance from Southern Methodist University and a Juris Doctor degree from the University of Pennsylvania Law School.

We believe that Mr. Yoder’s leadership skills and experience, particularly his financial expertise and investment banking experience make him well qualified to serve as a member of our board of directors.

David Callen Mr. Callen serves as our Chief Financial Officer. Prior to joining MN8 Energy in August 2022, Mr. Callen served as a Managing Director at The Goldman Sachs Group, Inc. and was the Chief Financial Officer of the Renewable Power Group of GSAM. Mr. Callen joined The Goldman

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Sachs Group, Inc. in 2021. Prior to joining The Goldman Sachs Group, Inc., he served as Senior Vice President and Chief Accounting Officer since 2016 and Vice President and Chief Accounting Officer from 2015 to 2016 at NRG Energy Inc. (NYSE: NRG). In this capacity, Mr. Callen was responsible for directing NRG’s financial accounting and reporting activities. Mr. Callen also served as Vice President and Chief Accounting Officer of NRG Yield, Inc. (renamed Clearway Energy, Inc. in 2018) from 2015 to 2018. Prior to this, Mr. Callen held several roles at NRG including Vice President, Financial Planning & Analysis, Director, Finance, Director, Financial Reporting and Manager, Accounting Research. Prior to his time at NRG, Mr. Callen was an auditor for KPMG LLP in both New York City and Tel Aviv, Israel from 1996 through 2001. Mr. Callen holds a Bachelor of Arts degree in economics and accounting from Bar-Ilan University.

David Fernandez Mr. Fernandez serves as our Chief Operating Officer. Prior to joining MN8 Energy in August, 2022, Mr. Fernandez was a Managing Director at The Goldman Sachs Group, Inc. and was been the Head of Asset Management & Operations for the Renewable Power Group of GSAM since 2017. He was also a member of the Renewable Power Group Investment Committee since 2017. Prior to joining The Goldman Sachs Group, Inc., he served as a vice president of North America Operations and Asset Management at SunEdison/TerraForm from 2010 to 2016. Before that, Mr. Fernandez was a senior vice president of Operations at Fotowatio Renewable Ventures and led all activities within Engineering, Construction, Supply Chain, Operations and Maintenance and Asset Management. Earlier in his career, he was chief executive officer of GES USA, a renewable energy service company. Mr. Fernandez holds a Bachelor of Science degree in Aeronautical Engineering from Western Michigan University, a Master’s degree in Aeronautical Engineering from Purdue University and a Master of Business Administration degree from the Instituto de Empresa.

Jordan Meer Mr. Meer serves as our Chief Strategy and Investment Officer. Prior to joining MN8 Energy in August 2022, Mr. Meer was a Managing Director at The Goldman Sachs Group, Inc. and was the Head of Investing and Financial Strategy for the Renewable Power Group of GSAM since 2017. He was a member of the Renewable Power Group Investment Committee, where he was responsible for analyzing, structuring and executing investment opportunities, managing capital markets activities, forming strategic partnerships and advising on corporate financial strategy. Prior to co-founding the Renewable Power Group, Mr. Meer was a member of the Credit Alternatives Group in GSAM from 2013 to 2017, where he was responsible for investing in privately negotiated transactions across the capital structure and supported the IPO of Goldman Sachs BDC, Inc. (NYSE: GSBD) in 2015. Mr. Meer joined The Goldman Sachs Group, Inc. in 2012. Mr. Meer holds a Bachelor of Science degree in Business Administration from the University of North Carolina at Chapel Hill.

Moe Hanifi Mr. Hanifi serves as a Senior Vice President and is our Head of Revenue and Commodities. Prior to joining MN8 Energy in August 2022, Mr. Hanifi was a Managing Director at The Goldman Sachs Group, Inc. and was the Head of Power Markets for the Renewable Power Group of GSAM since 2018. He is responsible for energy and commodity management and corporate sales. He joined The Goldman Sachs Group, Inc. in 2017. Prior to joining The Goldman Sachs Group, Inc., he served as a Vice President at Citigroup in the commodity trading division from 2007 to 2017, focused on the renewable energy sector. Before that, he worked at Morgan Stanley in the energy group. Mr. Hanifi holds a Bachelor of Science degree, summa cum laude, with a concentration in Finance from the University of Albany.

Ricardo Fabre Mr. Fabre serves as a Senior Vice President and is our Head of Asset Operations. Prior to joining MN8 Energy in August 2022, Mr. Fabre was the Head of Asset Operations of the Renewable Power Group of GSAM. He joined The Goldman Sachs Group, Inc. in January 2018. Prior to joining The Goldman Sachs Group, Inc., he served as Head of Technical Operations and Director of Due Diligence at Terraform Power Inc. (formerly listed NYSE: TERP) since 2015. In these capacities, Mr. Fabre was responsible for technical operations and due diligence of Terraform Power’s 1.4 GW solar photovoltaic portfolio of distributed generation and utility assets in the United States, Europe, Canada and

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Latin America. He previously served as Director of Commercial Operations at SolarCity (formerly listed NYSE: SCTY) and was responsible for construction operations of SolarCity’s rooftop and ground mounted commercial and industrial solar PV portfolio. Prior to SolarCity, Mr. Fabre was Assistant Secretary at the Department of Economic Development and Commerce of the Government of Puerto Rico handling energy and infrastructure matters from 2010 through 2012. Mr. Fabre holds a Bachelor of Science degree in Civil Engineering from Rensselaer Polytechnic Institute and Master of Science in Civil Engineering degree from University of Massachusetts, Amherst.

Pedro Garcia Hrdy Mr. Garcia Hrdy serves as a Senior Vice President and is our Head of Technical Operations. Prior to joining MN8 Energy in August 2022, Mr. Garcia Hrdy was the Head of Technical Operations for the Renewable Power Group of GSAM. In this role, he leads technical due diligence of assets, engineering of new projects and performance monitoring and analysis of operating assets. He joined The Goldman Sachs Group, Inc. in 2018 and has overseen the evaluation of over 5 GWdc of assets. Prior to joining The Goldman Sachs Group, Inc., Mr. Garcia Hrdy was the principal of Gardy Renewables from 2017 to 2018. From 2016 to 2017, Mr. Garcia Hrdy was Head of Technical Management at Fotowatio Renewable Ventures where his responsibilities included engineering, procurement and construction supervision of projects developed in the US. Mr. Garcia Hrdy spent two years at Terraform Power (formerly listed NYSE: TERP) from 2014 to 2016 as the Sr. Director of Technical Services, where he led the technical due diligence of over 1 GW of operating solar PV assets being considered for acquisition. The assets evaluated included a multitude of technology providers as well as varying classes ranging from large scale utility assets to portfolios of C&I systems. Before joining Terraform Power, he spent three years at SunEdison from 2011 to 2014 where he was involved in all stages of project development ranging from early stage design and construction project management to O&M. Mr. Garcia Hrdy started his career in 2004 as a Renewable Energy Manager at Iberdrola Engineering & Construction where he negotiated, contracted and supervised development of balance of plant design projects through subcontractors. Mr. Garcia Hrdy holds a Bachelor of Science and Master of Science in Industrial Engineering from the Universidad Carlos III de Madrid.

Patrick McAlpine Mr. McAlpine serves as our Chief Administrative Officer. Prior to joining MN8 Energy in August 2022, Mr. McAlpine was the Business Unit Manager of the Renewable Power Group of GSAM. He joined The Goldman Sachs Group, Inc. in 2006 as an analyst in the legal department supporting GSAM’s alternative investments platform. He joined GSAM in 2010, where he was a product implementation specialist responsible for launches and restructurings of various alternative investment vehicles and strategies. In addition to his product implementation responsibilities, Mr. McAlpine also served as relationship manager for fund custodians and administrators used by GSAM, as well as Secretary of GSAM’s New Product and New Instrument Committees, After managing the infrastructure setup for launch of MN8 Energy LLC in 2018, Mr. McAlpine joined the Renewable Power Group to serve as Chief Operating Officer. Mr. McAlpine holds a Bachelor of Arts degree from Vassar College and a Master of Business Administration degree from New York University.

Ashlee Effler Ms. Effler serves as a Senior Vice President and is our General Counsel. Prior to joining MN8 Energy in August 2022, she was a member of the Renewable Power Group of GSAM since 2018. From 2014 to 2018, Ms. Effler served as Real Goods Solar, Inc.’s (“RGS Energy”) Associate General Counsel and previously Corporate Counsel, supporting all aspects of the then NASDAQ-listed corporation as a member of its senior management team. Ms. Effler joined RGS Energy as part of its acquisition of Mercury Solar Systems, Inc. in 2014. Since 2010, Ms. Effler had served as Mercury’s first Corporate Counsel and Director of Contract Administration, focusing primarily on C&I solar development and integration. In this capacity, she served as a key advisor on numerous corporate initiatives enhancing operational efficiencies and improving risk management. Ms. Effler started her career as a commercial litigator after earning a honors Bachelor of Arts degree in English with a minor in Business Administration from Rollins College and a Juris Doctor degree from Georgetown University Law Center.

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Directors and Director Nominees

Timothy Leach Mr. Leach has served on the board of directors of MN8 Energy LLC since August 2021 and as the Chairperson of our board of directors. Mr. Leach is retired. From 2008 until his retirement in 2016, Mr. Leach served as chief investment officer of US Bank Wealth Management. Prior to joining US Bank, Mr. Leach held senior management positions with U.S. Trust Company and various investment advisers and asset managers, including Wells Fargo Private Investment Advisors, Wells Fargo Alternative Asset Management, ABN Amro Global Asset Management, ABN Amro Asset Management (USA) and Qualivest Capital Management. Mr. Leach currently serves on the Board of Directors of Goldman Sachs BDC, Inc. and Goldman Sachs Middle Market Lending LLC II. He also currently serves as chairman of the board of directors of Habitat for Humanity of Sonoma County. Based on the foregoing, Mr. Leach is experienced with financial and investment matters. Mr. Leach holds a Bachelor of Science Degree in Agriculture Science and Management from the University of California, Davis, and a Master of Business Administration Degree from the University of California, Berkeley.

We believe that Mr. Leach’s experienced with financial and investment matters makes him well suited to serve as a member of our board of directors.

David Gadis Mr. Gadis has served on the board of directors of MN8 Energy LLC since March 2022. Mr. Gadis currently is Chief Executive Officer and General Manager of DC Water, one of the largest water utilities in the United States. He has served in his current position since 2018, where he oversees a $1 billion annual budget and leads a workforce of approximately 1,100 employees. From 2017 to 2018, Mr. Gadis served as the Vice President of Revenue for USA Track & Field. From 1998 until 2017, Mr. Gadis served as Chief Executive Officer and President of Veolia Water Indianapolis, a subsidiary of Veolia Group, the global leader in optimized resource management (listed on Paris Euronext: VIE). Since 2021, Mr. Gadis has served on the board of directors of Highwoods Properties, Inc. (NYSE: HIW). He is chairman of the board of Blue Drop, DC Water’s nonprofit sales and marketing affiliate. Based on the foregoing, Mr. Gadis is experienced in leadership and the utilities industry. Mr. Gadis holds a Bachelor of Arts degree from Southern Methodist University.

We believe Mr. Gadis’ leadership and experience with utilities makes him well suited to serve as a member of our board of directors.

J. William Holden, III Mr. Holden has served on the board of directors of MN8 Energy LLC since March 2022. Mr. Holden joined the Taffrail Group, a strategic advisory firm, as Executive Vice President and Senior Advisor in 2021 following his retirement in 2019. From 2016 until 2019 he served as Executive Vice President and Chief Financial Officer of Vistra Corp., an integrated retail electricity and power generation company. Prior to joining Vistra, Mr. Holden was Executive Vice President and Senior Advisor at The Taffrail Group from 2012 to 2016. From 2009 to 2012, Mr. Holden served as Executive Vice President and Chief Financial Officer of Genon Energy, Inc. and its predecessor, Mirant Corporation, a competitive power generation company. Prior to becoming Chief Financial Officer, Mr. Holden held several positions at Mirant Corporation, including Senior Vice President and Treasurer and Chief Financial Officer - Mirant Europe. He also currently serves as vice chair of the board of directors of Breakthrough Atlanta (a not-for-profit entity). Based on the foregoing, Mr. Holden is experienced in financial matters and in the electric power industry. Mr. Holden holds a Bachelor of Science degree from Vanderbilt University and a Master of Business Administration degree from Emory University.

We believe Mr. Holden’s industry background and experience with financial matters makes him well suited to serve as a member of our board of directors.

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Fiona Macdonald Ms. Macdonald has served on the board of directors of MN8 Energy LLC since March 2022. Ms. Macdonald is retired. Prior to her retirement in 2014, Ms. Macdonald served as Managing Director, Executive Compensation for Willis Towers Watson in both the US and Canada, where she consulted for a range of industry sectors including energy and natural resources. Prior to joining Willis Tower Watson, Ms. Macdonald held various leadership positions in professional services, with expertise in executive compensation, talent management and human resources with William Mercer, part of Marsh McLellan. From 2013 until 2020, Ms. Macdonald served on the board of directors of GMP Capital, now RF Capital Group, including as HR Committee Chair and member of Audit, Pension, and Special Committees. She also serves as a member of the board of directors of the Real Estate Board of Greater Vancouver, the Greater Vancouver Food Bank and the Royal Canadian Mint. She holds the ICD.D Designation from the Institute of Corporate Directors (ICD) and has been the Chair of the BC Chapter of the ICD. Based on the foregoing, Ms. Macdonald is experienced in executive compensation and human resource matters. Ms. Macdonald holds a Bachelor of Arts degree and a Master of Business Administration degree from the University of British Columbia.

We believe that Ms. Macdonald’s board and career experiences, including as HR Committee Chair, make her well suited to serve as a member of our board of directors.

Kathleen McGinty Ms. McGinty has served on the board of directors of MN8 Energy LLC since May 2022. Ms. McGinty currently is Chief Sustainability, Government Affairs and External Relations Officer for Johnson Controls, a leading energy efficiency and buildings technology company (NYSE: JCI). She has served in her current position since 2019, where she leads company efforts to ensure top tier sustainability rankings. From 2018 until 2019, Ms. McGinty was the Senior Vice President, Oceans at Environmental Defense Fund. Prior to joining Environmental Defense Fund, Ms. McGinty was Partner at Militia Hill Ventures from 2017 until 2018. Ms. McGinty was a candidate for U.S. Senate from Pennsylvania in 2016 and winner of the Democratic primary campaign. Ms. McGinty has also served as Chair of the Pennsylvania Energy Department Authority from 2004 to 2008 and Pennsylvania Secretary of Environmental Protection from 2003 to 2008. Prior to this she was Chair of the White House Council on Environmental Quality and Deputy Assistant to the President from 1993 to 1998. She also serves as a member of the board of directors of FS Energy and Power Fund, a business development company focused on investing in private energy and power-related companies in the U.S. She previously served as a member of the board of directors of NRG Energy, Inc. (NYSE: NRG), from 2008 until 2014, and Iberdrola USA, Inc., now Avangrid, Inc. (NYSE: AGR), from 2009 until 2014. She serves on the board of directors of multiple not-for-profit entities including the Alliance to Save Energy, the Keystone Policy Center, the Carnegie Mellon Scott Institute For Energy Innovation and the Energy Futures Initiative. Ms. McGinty was recognized as one of the top ten women in sustainability leadership in the United States in 2022, according to Sustainability Magazine. Based on the foregoing, Ms. McGinty has extensive experience in the public and private sectors. Ms. McGinty holds a Bachelor of Science degree in Chemistry from St. Joseph’s University and a Juris Doctor degree from Columbia University School of Law.

We believe that Ms. McGinty’s extensive service in the private and public sectors has provided her with experience and insight that make her well suited to serve as a member of our board of directors.

Lorie Buckingham Ms. Buckingham has served on the board of directors of MN8 Energy LLC since August 2022. Since September 2021, Ms. Buckingham has served as a director of Neovia Logistics Holdings LTD. Since 2019, Ms. Buckingham has served as a technology advisor to the C-suite of multiple portfolio companies of affiliates of Goldman Sachs. From 2011 to 2018, Ms. Buckingham served as Chief Development Officer of The Coca-Cola Company (NYSE:KO), leading the digital transformation of the company’s portfolio. From 2010 to 2014, Ms. Buckingham founded and served as managing partner of One Planet Associates LLC, a business and IT consultancy until its sale. Ms. Buckingham has served in numerous other senior executive roles across industries, with a particular

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focus on technology and digital strategy. Ms. Buckingham has served as a member of advisory boards to both Avaya Inc. (NYSE:AVYA) and HP Inc. (NYSE:HPQ). Ms. Buckingham holds a Bachelor of Arts degree in Mathematics and Chemistry from the State University of New York at Potsdam.

We believe that Ms. Buckingham’s extensive experience serving as an executive across industries and her expertise in solving business issues through the deployment of technology make her well suited to serve as a member of our board of directors.

Brendan McGovern Mr. McGovern has served on the board of directors of MN8 Energy LLC since August 2022. Mr. McGovern currently is a partner at 26 North, an alternative asset management platform he helped co-found in 2022. From 2006 until 2022, Mr. McGovern worked at Goldman, Sachs & Co., where he held multiple positions including Partner, Head of the Private Credit Group and Co-Head of Credit Alternatives of Goldman Sachs Asset Management, a team of investment professionals managing over $10 billion of capital focused on making loans to U.S. middle market companies. From 2013 until 2022, Mr. McGovern served as Chief Executive Officer and President of Goldman Sachs BDC, Inc. (NYSE: GSBD). He is also on the board of directors of the Oxalosis and Hyperoxaluria Foundation. Based on the foregoing, Mr. McGovern has extensive experience in asset management and leading public companies. Mr. McGovern holds a Bachelor of Science degree in Finance from Villanova University and a Master of Business Administration degree from the Stern School of Business at New York University.

We believe that Mr. McGovern’s extensive financial and leadership experience makes him well suited to serve as a member of our board of directors.

Controlled Company Exemption

We do not expect to be a “controlled company” within the meaning of NYSE’s corporate governance standards, upon completion of this offering and therefore will not be able to rely on exemptions from certain corporate governance requirements available to controlled companies, subject to applicable phase-in periods.

Code of Conduct and Code of Ethics for Chief Executive Officer and Senior Financial Officers

Our board of directors will adopt a Code of Conduct and a Code of Ethics for the Chief Executive Officer and Senior Financial Officers that will apply upon the completion of this offering. The Code of Conduct will apply to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer and other executive and senior financial officers. The Code of Ethics for the Chief Executive Officer and Senior Financial Officers will apply to Jon Yoder and our other senior financial officers. The full text of our Code of Conduct and Code of Ethics for the Chief Executive Officer and Senior Financial Officers will be posted on the investor relations page on our website. We intend to disclose any amendments to our Code of Conduct and Code of Ethics for the Chief Executive Officer and Senior Financial Officers, or waivers of their requirements, on our website or in filings under the Exchange Act.

Board of Directors

Our business and affairs are managed under the direction of our board of directors. Our board of directors currently consists of                directors,                of whom will qualify as “independent” under the listing standards of the NYSE.

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After the completion of this offering, the number of directors will be fixed by our board of directors, subject to the terms of our new certificate of incorporation and new bylaws that will become effective immediately prior to or contemporaneously with the completion of this offering. Each of our current directors will continue to serve as a director until the election and qualification of his or her successor, or until his or her earlier death, resignation or removal.

Our board of directors will initially be divided into three classes with staggered three-year terms and will transition to an annually elected board at the third annual meeting following the completion of this offering. Only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our current directors will be divided among the three classes as follows:

•	the Class I directors will be and , and their terms will expire at the annual meeting of stockholders to be held in 2023;

•	the Class II directors will be and , and their terms will expire at the annual meeting of stockholders to be held in 2024; and

•	the Class III directors will be and , and their terms will expire at the annual meeting of stockholders to be held in 2025.

Each director’s term will continue until the election and qualification of their successor, or their earlier death, resignation or removal. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors.

Director Independence

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment and affiliations, our board of directors has determined that each non-employee director nominee does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the listing standards of the NYSE. In making these determinations, our board of directors considered the current and prior relationships that each director has with us and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each director, and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”

Committees of Our Board of Directors

Our board of directors will establish an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and responsibilities of each of the committees of our board of directors are described below. Members will serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit Committee

Following the completion of this offering, our audit committee will be composed of                     , each of whom satisfies the requirements for independence and financial literacy under the applicable rules and regulations of the SEC and listing standards of the NYSE.                    will serve as the chair of our audit committee, qualifies as an “audit committee financial expert” as defined in the rules of the SEC, and

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satisfies the financial sophistication requirements under the listing standards of the NYSE. Following the completion of this offering, our audit committee will, among other things, be responsible for:

•	selecting a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

•	helping to ensure the independence and performance of the independent registered public accounting firm;

•

discussing the scope and results of the annual audit with the independent registered public accounting firm, and reviewing, with management and the independent registered public accounting firm, our year-end results of operations;

•	developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

•	reviewing and discussing with management and our internal audit department our policies on risk assessment and risk management;

•	keeping the independent registered accounting firm informed of significant related party transactions;

•	assisting the board of directors in overseeing the responsibilities regarding material financial and investment matters; and

•

approving or, as required, pre-approving, all audit and all permissible non-audit services, other than de minimis non-audit services, to be performed by the independent registered public accounting firm.

Our audit committee will operate under a written charter that satisfies the applicable rules and regulations of the SEC and the listing standards of the NYSE.

Compensation Committee

Following the completion of this offering, our compensation committee will be composed of                    , each of whom satisfies the requirements for independence under the applicable rules and regulations of the SEC and listing standards of the NYSE.                    will serve as the chair of our compensation committee. Each member of our compensation committee is also a director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act, and an outside director. Following the completion of this offering, our compensation committee will, among other things, be responsible for:

•	reviewing, approving, or making recommendations to our board of directors regarding, the compensation of our executive officers;

•	administering our incentive and equity-based compensation plans;

•

oversee the development, implementation and effectiveness of the Company’s human capital resource management practices, policies, strategies and goals, including those related to the recruitment, development and retention of personnel, talent management, diversity, equity and inclusion and other labor and employment practices, and the Company’s culture and values;

•	reviewing, approving and making recommendations to our board of directors regarding incentive and equity-based compensation and equity compensation plans; and

•	establishing and reviewing general policies relating to compensation and benefits of our employees.

Our compensation committee will operate under a written charter that satisfies the applicable rules and regulations of the SEC and the listing standards of the NYSE.

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Nominating and Corporate Governance Committee

Following the completion of this offering, our nominating and governance committee will be composed of               , each of whom satisfies the requirements for independence under the applicable rules and regulations of the SEC and listing standards of the NYSE.                    will serve as the chair of our nominating and corporate governance committee. Following the completion of this offering, our nominating and corporate governance committee will, among other things, be responsible for:

•	making recommendations to our board of directors regarding the selection and approval of the nominees for director to be submitted to a stockholder vote at the annual meeting of stockholders;

•	developing a process, subject to the approval of our board of directors, for evaluating the performance of our board of directors and of its committees;

•	considering and making recommendations to our board of directors regarding the composition of our board of directors and its committees;

•	developing and recommending to our board of directors a policy on the approval of related party transactions;

•	reviewing and approving any transaction between us and any related person in accordance with our related party transactions policy;

•	studying developments in corporate governance practices;

•

assist the board of directors in overseeing environmental, social and governance matters, including those related to sustainability and climate change, stakeholder relations, health, safety and environment, charitable and philanthropic activities and civil rights, that are relevant to the Company’s activities and performance, and devoting appropriate attention and effective response to stakeholder concerns regarding such matters;

•	evaluating the adequacy of our corporate governance practices and reporting; and

•	developing and making recommendations to our board of directors regarding corporate governance guidelines and matters on at least an annual basis.

Our nominating and corporate governance committee will operate under a written charter that satisfies the applicable listing standards of the NYSE.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is or has been an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee (or other board committee performing equivalent functions) of any entity that has one or more of its executive officers serving on our board of directors or compensation committee.

Director Compensation

During the fiscal year ended December 31, 2021, our compensation program for the directors of MN8 Energy LLC was as follows:

•	Annual cash retainer for the Chairperson of the board of $125,000;

•	Annual cash retainer for all other members of the board of directors of $15,000; and

•	Reimbursement for reasonable expenses associated with service on the board of directors.

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All cash retainers were paid annually for service during 2021. Timothy J. Leach, the Chairperson of the board of MN8 Energy LLC, joined the board on August 10, 2021 and received a cash retainer that was pro-rated for the number of days in 2021 that he served as Chairperson of the board of MN8 Energy LLC. No equity awards were granted to members of our board of directors during 2021 or in prior years.

2021 Director Compensation Table

Name	Fees earned or paid in cash ($)(1)	Total ($)
Timothy J. Leach(2)	$48,973	$48,973
Andrew Galloway	$15,000	$15,000
John Lewis	$15,000	$15,000
Andrew Johnson	$15,000	$15,000

(1)	None of the members of the board of directors of MN8 Energy LLC held stock awards or option awards as of December 31, 2021.
(2)	Timothy J. Leach was appointed to the board on August 10, 2021.

Messrs. Galloway, Lewis and Johnson resigned from the board of directors of MN8 Energy LLC in June 2022. Messrs. Galloway, Lewis and Johnson received a $150,000 annual cash retainer, pro-rated for their partial year of service on the board, as compensation for services provided on our board of directors during 2022. Effective January 1, 2022, we adopted a non-employee director compensation program that applies to Timothy Leach and each of the non-employee directors that joins the board of directors of MN8 Energy LLC following its adoption. We believe that this compensation program is essential to our ability to attract and retain qualified non-employee directors and will allow us to grow in a manner that is designed to create value for our stockholders. We believe that structuring director compensation with a significant equity component is key to achieving our goals and properly aligning the interests of our directors with those of our stockholders. This structure will allow our directors to carry out their oversight responsibilities while maintaining alignment with stockholder interests and their fiduciary obligations. Accordingly, our director compensation program for the non-employee directors of MN8 Energy LLC for 2022, consists of:

•	an annual cash retainer of $80,000 to each non-employee member of the board;

•	an additional annual cash retainer of $50,000 for the Chairperson;

•	an additional annual cash retainer of $20,000 to the chair of the Audit Committee;

•	an additional annual cash retainer of $15,000 to the chair of the Compensation Committee;

•	an additional annual cash retainer of $15,000 to the chair of the Nominating and Corporate Governance Committee; and

•

an annual grant of restricted stock units, which we expect to commence in connection with this offering, with a value of approximately $110,000 ($180,000 for the Chairperson) that will vest on the first anniversary of the date of commencement of such non-employee director’s service, subject to continued service through the vesting date and the terms and conditions of the applicable award agreement.

In connection with this offering, our non-employee directors will also be eligible to receive a one-time special inducement award of restricted stock units that the company anticipates will be valued at approximately $220,000 ($540,000 for the Chairperson), which we expect will vest as to one-third of the restricted stock units granted on each of the first, second and third anniversaries of the date of commencement of such non-employee director’s service, subject to continued service through the

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vesting date and the terms and conditions of the applicable award agreement. This special inducement award is in addition to (not in lieu of) the 2022 annual grant of restricted stock units described above.

We also expect that our non-employee directors will be reimbursed for reasonable out-of-pocket expenses incurred in the performance of a director’s services as a member of the board, including travel and lodging expenses related to the director’s attendance at meetings, provided that the director submits receipts or other documentation reasonably acceptable to the company in accordance with the company’s reimbursement policies.

Directors will be subject to the Company’s Stock Ownership Policy once adopted, as in effect from time to time. Once the terms of such policy are known they will be disclosed.

Directors who are also our employees will not receive any additional compensation for their service on our board of directors.

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EXECUTIVE COMPENSATION

During the years ended December 31, 2021 and 2020, our day-to-day operations were externally managed by GSAM pursuant to the terms and conditions of the Management Services Agreement. As a result, all of the individuals managing our assets (the “Manager Employees”), including those who would be considered our “named executive officers”, were employed and paid by GSAM during that time. Any compensation paid to the Manager Employees was paid by, and solely in the discretion of, GSAM and we did not make any decisions or make any recommendations regarding the compensation paid to such individuals. We paid GSAM certain management and administrative fees pursuant to the Management Services Agreement, as described elsewhere in this prospectus, but we did not directly reimburse GSAM for any compensation it paid to the Manager Employees. For additional information regarding the Management Services Agreement, see “Certain Relationships and Related Party Transactions—Management Services Agreement.” As discussed elsewhere in this prospectus, in connection with the Internalization Transaction, the Management Services Agreement was terminated.

2022 Long Term Incentive Plan

In order to attract, retain and motivate qualified persons as employees, directors and consultants to us and our affiliates, our board of directors intends to adopt a long term incentive plan (the “Incentive Plan”) prior to the completion of this offering. The description of the Incentive Plan set forth below is a summary of the material anticipated features of the Incentive Plan. Our board of directors is still in the process of developing, approving and implementing the Incentive Plan, and accordingly, this summary is subject to change. Further, this summary does not purport to be a complete description of all of the anticipated provisions of the Incentive Plan and is qualified in its entirety by reference to the Incentive Plan, the form of which is filed as an exhibit to this registration statement.

Share Reserve.    Subject to adjustment in the event of any distribution, recapitalization, stock split, merger, consolidation or other corporate event, the aggregate number of shares of our common stock that may be issued pursuant to Awards (as defined below) under the Incentive Plan is equal to 10% of the shares of common stock outstanding upon the closing of this offering (the “Share Pool”), further described below. On January 1 of each calendar year occurring prior to the expiration of the Plan, the Share Pool will automatically increase by 1% of the then outstanding shares of common stock, unless the Board votes for no such increase to take place prior to such date. If an Award under the Incentive Plan is forfeited, cancelled, settled for cash, expires or is otherwise terminated without the actual delivery of shares, any shares subject to such Award will again be available for new awards under the Incentive Plan.

Source of Shares.    The shares issuable under the Incentive Plan may be newly issued shares, treasury shares or shares acquired on the open market.

Eligibility.    Employees, directors and consultants of us and our affiliates are eligible to receive awards under the Incentive Plan. Eligible individuals to whom an Award is granted under the Incentive Plan are referred to as “Participants.”

Administration.    Our board of directors (or a committee of two or more directors appointed by our board of directors) can administer the Incentive Plan. We expect our compensation committee to serve as the administrator. Subject to the terms of the Incentive Plan and applicable law, our compensation committee has broad authority to select Participants to receive Awards, determine the types and amounts of Awards, and determine, modify, waive or adjust the terms and conditions of Awards. Subject to applicable law, our compensation committee is also authorized to interpret the Incentive Plan, to establish, amend and rescind any rules and regulations relating to the Incentive Plan, to delegate duties under the Incentive Plan, to terminate, modify or amend the Incentive Plan (except

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for certain amendments that require stockholder approval as described below), and to make any other determinations that it deems necessary or desirable for the administration of the Incentive Plan. Our compensation committee may correct any defect, supply any omission or reconcile any inconsistency in the Incentive Plan in the manner and to the extent our compensation committee deems necessary or desirable.

Types of Awards.    The Incentive Plan provides for potential grants of Awards in the following forms: (i) Nonstatutory stock options that do not qualify as incentive stock options (“Options”); (ii) stock appreciation rights (“SARs”); (iii) restricted stock awards (“Restricted Stock Awards”); (iv) restricted stock units (“Restricted Stock Units” or “RSUs”); (v) stock awards (“Stock Awards”); (vi) dividend equivalents; (vii) other stock-based awards; (viii) cash awards; and (ix) substitute awards (in each case, an “Award” and collectively, “Awards”).

Options.    An Option represents a right to purchase common stock at a fixed exercise price. The exercise price of each Option granted under the Incentive Plan will be stated in the option agreement and may vary; however, except in limited circumstances, the exercise price for an Option must not be less than 100% of the fair market value per share of our common stock as of the date of grant, nor may the Option be re-priced without the prior approval of the stockholders. Options may be exercised as our compensation committee determines, but not later than ten years from the date of grant. Our compensation committee determines the methods and form of payment for the exercise price of an Option (including, in the discretion of our compensation committee, payment in common stock, other Awards or other property) and the methods and forms in which common stock will be delivered to a Participant.

SARs.    A SAR is the right to receive an amount equal to the excess of the fair market value of one share of common stock on the date of exercise over the grant price of the SAR, payable in either cash or shares of common stock or any combination thereof as determined by our compensation committee. The grant price of a share of common stock subject to the SAR will be determined by our compensation committee, but, except in limited circumstances, in no event will that grant price be less than the fair market value of the common stock on the date of grant. Our compensation committee has the discretion to determine the other terms and conditions of a SAR award. SARs may be either free-standing or granted in tandem with other Awards. No SAR may be exercisable for a period of more than ten years following the date of grant of the SAR.

Restricted Stock Awards.    A Restricted Stock Award is a grant of shares of common stock subject to a risk of forfeiture, performance conditions, restrictions on transferability and any other restrictions imposed by our compensation committee in its discretion. Restrictions may lapse at such times and under such circumstances as determined by our compensation committee. Except as otherwise provided under the terms of an Award agreement, the holder of a Restricted Stock Award will generally have rights as a stockholder, including the right to vote the common stock subject to the Restricted Stock Award and to receive dividends on the common stock subject to the Restricted Stock Award during the restriction period, although our compensation committee may allow a Participant to elect, or may require, that any cash dividends paid on a share of Restricted Stock be automatically reinvested in additional shares of Restricted Stock, applied to the purchase of additional Awards or deferred without interest to the date of vesting associated with the Restricted Stock Award. Unless otherwise determined by our compensation committee and specified in the Award agreement, common stock distributed in connection with a stock split or stock dividend, and other property (other than cash) distributed as a dividend, will be subject to restrictions and a risk of forfeiture to the same extent as the Restricted Stock Award with respect to which such common stock or other property has been distributed.

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Restricted Stock Units.    RSUs are rights to receive common stock, cash or a combination of both equal in value to the number of shares of common stock covered by the RSUs at the end of a specified period or upon the occurrence of a specified event. Our compensation committee will subject RSUs to restrictions to be specified in the RSU Award agreement, and those restrictions may lapse at such times determined by our compensation committee.

Stock Awards.    Our compensation committee is authorized to grant common stock as a Stock Award. Our compensation committee will determine any terms and conditions applicable to grants of common stock, including performance criteria, if any, associated with a Stock Award.

Dividend Equivalents.    Dividend equivalents entitle a Participant to receive cash, shares of common stock, other Awards, or other property equal in value to dividends or other distributions paid with respect to a specified number of shares of common stock. Dividend equivalents may be awarded on a free-standing basis or in connection with another Award (other than a Restricted Stock Award or Stock Award). The terms and conditions applicable to dividend equivalents will be determined by our compensation committee and set forth in an Award agreement.

Other Stock-Based or Cash Awards.    Other stock-based Awards are awards denominated in or payable in, valued in whole or in part by reference to, or otherwise based on or related to, the value of common stock. Cash-based awards may be granted on a free-standing basis, as an element of or a supplement to, or in lieu of any other Award. The terms and conditions of such Awards shall be determined by our compensation committee. We intend to administer any annual cash incentive programs adopted by our compensation committee in the future as cash awards under the Incentive Plan.

Substitute Awards.    Awards may be granted in substitution for any other Award granted under the Incentive Plan or another plan of the Company or its predecessors or subsidiaries or any other right of a person to receive payment from the Company or its subsidiaries. Awards may also be granted in substitution for awards held by individuals who become eligible individuals as a result of certain business transactions, in which case, subject to applicable stock exchange requirements, shares of common stock subject to such Awards will not be added to or subtracted from the Share Pool. Substitute awards that are Options or SARs may have an exercise price per share that is less than the fair market value of a share of common stock on the date of substitution if the substitution complies with the requirements of Section 409A of the Code and the guidance and regulations promulgated thereunder and other applicable laws.

Recapitalization.    In the event of any “equity restructuring” event (such as a stock dividend, stock split, reverse stock split or similar event) with respect to common stock, our compensation committee will equitably adjust (i) the aggregate number or kind of shares that may be delivered under the Incentive Plan,(ii) the number or kind of shares or other property (including cash) subject to an Award, (iii) the terms and conditions of Awards, including the purchase price or exercise price of Awards and performance goals, and (iv) the applicable share-based limitations with respect to Awards provided in the Incentive Plan, in each case to equitably reflect such event.

Change in Control.    In the event of a change in control (as defined in the Incentive Plan and summarized below) or other changes in the Company or the outstanding stock by reason of a recapitalization, reorganization, merger, consolidation, combination, exchange or other relevant change occurring after the date of the grant of any Award, our compensation committee may, in its discretion, (i) accelerate the time of exercisability of an Award, (ii) require Awards to be surrendered in exchange for a cash payment or other consideration (including canceling an Option or SAR for no consideration if it has an exercise price or the grant price less than or equal to the value paid in the transaction), (iii) make any other adjustments to Awards that our compensation committee deems

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appropriate to reflect such change in control or other event. For purposes of the Incentive Plan, a “change of control” occurs (a) when any person or group, other than us or an affiliate of either us, becomes the beneficial owner of 50% or more of either the then-outstanding shares or the combined voting power of the then- outstanding voting securities of us entitled to vote generally in the election of directors, (b) when individuals constituting our board of directors on the effective date cease for any reason (other than death or disability) to constitute at least a majority of our board of directors, (c) upon consummation of a reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Company or an acquisition of assets of another entity, except as otherwise provided in the Incentive Plan, or (d) approval by the stockholders of the Company of a complete liquidation or dissolution of the Company. Further, if an award granted under the Incentive Plan constitutes a “deferral of compensation” under Section 409A of the Code, a “change of control” will not be deemed to occur unless that event also constitutes a “change in the ownership of a corporation”, a “change in the effective control of a corporation”, or a “change in the ownership of a substantial portion of a corporation’s assets”, in each case within the meaning of Section 1.409A-3(i)(5) of the treasury regulations promulgated under Section 409A of the Code, as applied to non-corporate entities.

Tax Withholding.    The Company and any of its subsidiaries have the right to withhold, or require payment of, the amount of any applicable taxes due or potentially payable upon exercise, award or lapse of restrictions. Our compensation committee will determine, in its sole discretion, the form of payment acceptable for such tax withholding obligations, including the delivery of cash or cash equivalents, common stock (including previously owned shares, net settlement, a broker-assisted sale or other cashless withholding or reduction of the amount of shares otherwise issuable or delivered pursuant to the Award), other property or any other legal consideration our compensation committee deems appropriate.

Limitations on Transfer of Awards.    Participants may not assign, alienate, pledge, attach, sell or otherwise transfer or encumber any Award, other than a Stock Award. Options and SARs may only be exercised by a Participant during that Participant’s lifetime or by the person to whom the Participant’s rights pass by will or the laws of descent and distribution. However, notwithstanding these restrictions, a Participant may transfer an Award, to the extent specifically provided by our compensation committee and permitted pursuant to Form S-8 and the instructions thereto, on such terms and conditions as our compensation committee may from time to time establish or pursuant to a domestic relations order entered or approved by a court of competent jurisdiction.

Clawback.    All Awards under the Incentive Plan are subject to any clawback policy adopted by us, as in effect from time to time.

Plan Amendment and Termination.    Our compensation committee may amend or terminate any Award or Award agreement, the Incentive Plan or our compensation committee’s authority to grant Awards without the consent of stockholders or participants, except that any amendment or alteration to the Incentive Plan, including any increase in any share limitation, shall be subject to the approval of the Company’s stockholders not later than the annual meeting next following such compensation committee action if such stockholder approval is required by any federal or state law or regulation or the rules of any stock exchange or automated quotation system on which the stock may then be listed or quoted, and our compensation committee may otherwise, in its discretion, determine to submit other changes to the Incentive Plan to stockholders for approval; provided, that, without the consent of an affected participant, no such action may materially and adversely affect the rights of such participant under any previously granted and outstanding Award.

Term of the Incentive Plan.    Unless earlier terminated by action of our board of directors, the Incentive Plan will terminate on the tenth anniversary of its effective date. Awards granted before the termination date of the Incentive Plan will continue to be effective according to their terms and conditions.

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Executive Severance Plan

To ensure the retention of our senior management team, our board of directors intends to adopt an executive severance plan (the “Executive Severance Plan”) prior to the completion of this offering that would provide severance pay and benefits to eligible executives. The description of the Executive Severance Plan set forth below is a summary of the material anticipated features of the Executive Severance Plan. Our board of directors is still in the process of developing, approving and implementing the Executive Severance Plan, and accordingly, this summary is subject to change. Further, this summary does not purport to be a complete description of all of the anticipated provisions of the Executive Severance Plan and is qualified in its entirety by reference to the Executive Severance Plan, the form of which is filed as an exhibit to this registration statement.

Administration.    Our compensation committee of our board of directors (or another committee designated by our board of directors) administers the Executive Severance Plan. Subject to the terms of the Executive Severance Plan and applicable law, our compensation committee has broad authority to determine the rights of any person to a benefit, to determine whether and when there has been a termination, to appoint persons to assist in administering the Executive Severance Plan and to obtain the information necessary for the proper administration of the Executive Severance Plan.

Eligibility.    Any employee of the Company or an affiliate who our compensation committee designates as an “Eligible Executive” is eligible to participate in the Executive Severance Plan provided that they have: (i) executed a participation agreement with the Company; (ii) are not covered under any other severance arrangement sponsored or maintained by the Company or an affiliate; and (iii) are not party to an employment or severance agreement with the Company or an affiliate pursuant to which they are eligible to receive severance payments or benefits. Eligible Executives shall be limited to a select group of management or highly compensated employees. Our compensation committee will designate each Eligible Executive as a Tier 1 Executive, Tier 2 Executive or Tier 3 Executive (in each case, as defined in the Executive Severance Plan), which shall determine the level of benefits the Eligible Executive shall receive on a qualifying termination of employment.

Plan Benefits.    An Eligible Executive’s benefits under the Executive Severance Plan, not relating to a change in control (as defined in the Company’s Incentive Plan), will be partly based on their base salary (as defined in the Executive Severance Plan and summarized below) and target annual bonus (as defined in the Executive Severance Plan and summarized below) multiplied by (i) with respect to each Tier 1 Executive, 2.0; (ii) with respect to each Tier 2 Executive, 1.5; and (iii) with respect to each Tier 3 Executive, 1.0 (as applicable, the “Applicable Severance Multiple”). In connection with a change in control, the multiples are as follows: (i) with respect to each Tier 1 Executive, 3.0; (ii) with respect to each Tier 2 Executive, 2.0; and (iii) with respect to each Tier 3 Executive, 1.0 (as applicable, the “Applicable CIC Severance Multiple”). These benefits will be paid over: (i) with respect to each Tier 1 Executive, 24 months; (ii) with respect to each Tier 2 Executive, 18 months; and (iii) with respect to each Tier 3 Executive, 12 months (as applicable, the “Qualifying Termination Severance Payment Period”). Base salary means the amount an Eligible Executive is entitled to receive as base salary on an annualized basis, calculated as of the date of termination, including any amounts that an Eligible Executive could have received in cash had he not elected to contribute to an employee benefit plan maintained by the Company, but excluding all annual cash incentive awards, bonuses, equity awards, and incentive compensation payable by the Company as consideration for an Eligible Executive’s services. Notwithstanding the foregoing, in the event of Eligible Executive’s resignation for Good Reason (as defined in the Executive Severance Plan) due to a reduction in base salary, such Eligible Executive’s base salary shall be deemed to be that in effect immediately prior to such reduction. Target annual bonus means the target amount of an Eligible Executive’s annual cash bonus immediately prior to the date of termination, unless such date of termination occurs during the 12 months following a change in control, in which case the target annual

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bonus shall equal the target amount of an Eligible Executive’s annual cash bonus immediately prior to the change in control.

Qualifying Termination.    If an Eligible Executive’s employment is terminated by the Company without Cause (as defined in the Executive Severance Plan), then they will be entitled to receive: (i) all accrued and unpaid base salary and all accrued but unused paid time off, (ii) reimbursement for all entitled incurred but unreimbursed expenses and (iii) any benefits to which an Eligible Executive may be entitled (collectively, the “Accrued Amounts”). Subject to satisfying release requirements and compliance with certain other agreements and covenants, an Eligible Executive will also be entitled to receive: (i) a cash payment, payable in equal monthly installments over the Qualifying Termination Severance Payment Period, equal to the product of (A) the Applicable Severance Multiple and (B) the sum of their base salary and target annual bonus; (ii) if not yet paid, the annual cash bonus earned for the previous fiscal year; and (iii) reimbursement for coverage for the Eligible Executive, their spouse and eligible dependents under the Company’s group health plans pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”) for the COBRA continuation period. The COBRA continuation period means the period beginning on the first day of the first calendar month following such Eligible Executive’s date of termination and continuing until the earliest to occur of: (i)(a) 24 months following the date of termination for a Tier 1 Executive, (b) 18 months following the date of termination for a Tier 2 Executive, and (c) 12 months following the date of termination for a Tier 3 Executive; (ii) the time such Eligible Executive becomes eligible to be covered under a group health plan sponsored by another employer and (iii) the date such Eligible Executive is no longer eligible to receive COBRA continuation coverage.

Change in Control Qualifying Termination.    If an Eligible Executive’s employment is terminated within 24 months of a change in control by the Company without Cause (as defined in the Executive Severance Plan) or due to the Eligible Executive’s resignation for Good Reason (as defined in the Executive Severance Plan), then they will be entitled to receive the Accrued Amounts and, subject to satisfying the release requirements and compliance with certain other agreements and covenants, (i) a cash payment, payable in a lump sum within 45 days following the termination, equal to the product of (A) the Applicable Severance Multiple and (B) the sum of their base salary and target annual bonus; (ii) if not yet paid, the annual cash bonus earned for the previous fiscal year; and (iii) reimbursement for coverage for the Eligible Executive, their spouse and eligible dependents under the Company’s group health plans pursuant to COBRA for the change in control COBRA continuation period. The change in control COBRA continuation period means the period beginning on the first day of the first calendar month following such Eligible Executive’s date of termination and continuing until the earliest to occur of: (i)(a) 36 months following the date of termination for a Tier 1 Executive, (b) 24 months following the date of termination for a Tier 2 Executive, and (c) 18 months following the date of termination for a Tier 3 Executive; (ii) the time such Eligible Executive becomes eligible to be covered under a group health plan sponsored by another employer and (iii) the date such Eligible Executive is no longer eligible to receive COBRA continuation coverage.

Excise Taxes.    If an Eligible Executive is a “disqualified individual” (as defined in Section 280G(c) of the Code), and the payments and benefits provided for in the Executive Severance Plan, together with any other payments and benefits which such Eligible Executive has the right to receive from the Company or any affiliates, would constitute a “parachute payment” (as defined in Section 280G(b)(2) of the Code), then the payments and benefits provided for in the Executive Severance Plan will either be (i) reduced so that the present value of the total amounts and benefits received by the Eligible Executive from the Company and its affiliates will be one dollar less than three times the Eligible Executive’s “base amount” (as defined in Section 280G(b)(3) of the Code) and so that no portion of such amounts and benefits received by the Eligible Executive shall be subject to the excise tax imposed by Section 4999 of the Code or (ii) paid in full, whichever produces the better net after-tax position to the Eligible Executive.

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Claims.    Any Eligible Executive that our compensation committee determines is entitled to severance benefits under the Executive Severance Plan is not required to file a claim for such benefits; however, an Eligible Executive, who believes they are entitled to severance benefits that have not been paid or greater severance benefits than have been paid, may file a claim with our compensation committee for such benefits. Our compensation committee has the sole discretion, authority and responsibility to decide all factual and legal questions under the Executive Severance Plan, including determining whether a claimant is eligible for benefits and the amount of benefits, if any, a claimant is entitled to receive. Our compensation committee’s decisions are conclusive and binding.

Amendment and Termination.    Prior to a change in control, the Executive Severance Plan may be amended or modified in any respect and may be terminated by our board of directors; provided, however, that the Executive Severance Plan may not be amended, modified or terminated in any manner that would in any way adversely affect the benefits or protections provided hereunder to any individual who is an Eligible Executive under the Executive Severance Plan at such time, (i) at the request of a third party who has indicated an intention or taken steps to effect a change in control and who effectuates a change in control, or (ii) otherwise in connection with, or in anticipation of, a change in control that actually occurs, and any such attempted amendment, modification or termination shall be null and void ab initio. Any action taken to amend, modify or terminate the Executive Severance Plan which is taken subsequent to the execution of an agreement providing for a transaction or transactions which, if consummated, would constitute a change in control shall conclusively be presumed to have been taken in connection with a change in control. For the duration of the 12-month period following a change in control, the Executive Severance Plan may not be amended or modified in any manner that would in any way adversely affect the benefits or protections provided hereunder to any individual who is an Eligible Executive under the Executive Severance Plan on the date a change in control occurs.

Transfer and Assignment.    No Eligible Executive shall have any right to sell, assign, transfer, pledge, anticipate or otherwise encumber, transfer, hypothecate or convey any amounts payable under the Executive Severance Plan prior to the date that such amounts are paid.

Overpayment and Clawback.    If, due to mistake or any other reason, a person receives severance payments or benefits under the Executive Severance Plan in excess of what the Executive Severance Plan provides, they will be required to repay the overpayment to the Company in a lump sum within 30 days of notice. If any such amount is not repaid, the Company may deduct the overpayments from any other amounts that become payable to such person. Any amounts payable under the Executive Severance Plan are subject to any policy established by the Company providing for clawback or recovery of amounts that were paid to the Eligible Executive. The Company will make any determination for clawback or recovery in its sole discretion and in accordance with applicable laws, regulations, and securities exchange listing standards.

Employee Stock Purchase Plan

To promote common stock ownership within our workforce which serves to align the incentives of our workforce with that of our stockholders generally and creates an avenue for our workforce to easily share in any increase in value of the Company, our board of directors intends to adopt an employee stock purchase plan (the “ESPP”) prior to the completion of this offering that would provide eligible employees the opportunity to purchase shares of our common stock at a discount. The description of the ESPP set forth below is a summary of the material anticipated features of the ESPP. Our board of directors is still in the process of developing, approving and implementing the ESPP, and accordingly, this summary is subject to change. Further, this summary does not purport to be a complete description of all of the anticipated provisions of the ESPP and is qualified in its entirety by reference to the ESPP, the form of which will be filed as an exhibit to this registration statement.

CONFIDENTIAL TREATMENT REQUESTED

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General.    The ESPP is intended to qualify as an “employee stock purchase plan” under Code Section 423. During regularly scheduled “offering periods” under the ESPP, participants will be able to request payroll deductions which will be applied periodically to purchase a number of shares of our common stock at a discount to the market price and in an amount determined in accordance with the ESPP’s terms.

Administration.    The ESPP will be administered by our compensation committee or a committee of officers and/or employees of the Company appointed by our compensation committee. Subject to the terms of the ESPP, the administrator will have the complete discretion to establish the terms and conditions of offering periods under the ESPP, to interpret the ESPP and to make all decisions related to the operation of the ESPP.

Number of Shares.    Subject to adjustment as provided in the ESPP, the aggregate number of shares of common stock reserved and available for issuance pursuant to the ESPP is                equal to 5% of the number of shares of common stock outstanding upon the closing of this offering.

Source of Shares.    The shares issuable under the ESPP may be newly issued shares, treasury shares or shares acquired on the open market.

Eligibility and Participation.    With respect to each offering date, each employee of the Company or any participating affiliate who is employed primarily in the United States is generally eligible to participate in the ESPP. No employee will be allowed to participate in the ESPP if his or her participation in the ESPP is prohibited by local law or if complying with local law would cause the ESPP or an offering period that is intended to qualify under Code Section 423 to violate the requirements of Code Section 423. Also, in accordance with Code Section 423, no employee may be granted an option under the ESPP if immediately after the grant such employee would own stock and/or hold outstanding options to purchase stock possessing more than 5% of the total combined voting power or value of all classes of the stock of the Company or any parent or subsidiary. The ESPP will permit an eligible employee to purchase common stock through payroll deductions. Employees will be able to withdraw their accumulated payroll deductions prior to the end of the offering period in accordance with the terms of the offering period. Participation in the ESPP will end automatically upon termination of employment. In the event of withdrawal or termination of participation in the ESPP, a participant’s accumulated payroll contributions will be refunded without interest. Certain limitations on the number of shares of common stock that a participant may purchase apply. For example, the option granted to an employee may not permit him or her to purchase common stock under the ESPP at a rate which exceeds $25,000 in fair market value of such common stock (determined at the time such option is granted) for each calendar year in which the option is outstanding. The administrator may also establish one or more limits on the number of shares of common stock that may be purchased during any offering period.

Offering Periods and Purchase Price.    The ESPP will be implemented through a series of offering periods. Unless and until the administrator specifies different offerings periods in writing, there shall be two offerings periods during a given calendar year, the first of which commences on January 1 and ends on June 30 and the second of which begins on July 1 and ends on December 31. In no event shall an offering periods exceed 27 months. During each offering period, payroll contributions will accumulate without interest. On the last trading day of the offering period, accumulated payroll deductions will be used to purchase common stock. The purchase price for each offering period will be established by the administrator and may not be less than 85% of the fair market value per share of our common stock on either the first trading day in an offering period or on the purchase date, whichever is less.

Corporate Reorganization.     In the event of certain corporate reorganizations, the administrator will have the authority to determine treatment of any offering period then in progress.

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Amendment and Termination.    The administrator will have the right to amend, suspend or terminate the ESPP at any time. Any increase in the aggregate number of shares of stock to be issued under the ESPP is subject to stockholder approval. Any other amendment is subject to stockholder approval only to the extent required under applicable law or regulation. If not sooner terminated, the ESPP will terminate on the 10th anniversary of the Adoption Date.

CONFIDENTIAL TREATMENT REQUESTED

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INTERNALIZATION TRANSACTION AND CORPORATE REORGANIZATION

Internalization Transaction

Prior to August 4, 2022, we did not have any employees but had rather been externally managed by Goldman Sachs Asset Management, L.P., a wholly owned subsidiary of GS. GSAM is a highly diversified global investment management firm supervising over $2 trillion in assets as of June 30, 2022. With more than 2,000 professionals across 31 offices worldwide, GSAM provides investment and advisory solutions for institutional and individual investors across multiple asset classes.

Under a Management Services Agreement, GSAM historically dedicated to us a team of approximately 100 professionals with extensive experience spanning transaction sourcing and financial analysis, power markets and physical asset analysis in the solar industry. In addition to this dedicated team, GSAM had risk management, legal, accounting, tax, information technology and compliance personnel, among others, who provided services to us. Under the Management Services Agreement, GSAM was entitled to certain administrative fees and management fees for the services provided to us. See “Certain Relationships and Related Party Transactions—Management Services Agreement.”

In addition, under the terms of the limited liability company agreement of OpCo, the Special Interest Member holds the Special Interest, which for periods prior to the closing on August 4, 2022 of the Internalization Transaction described below included the right to receive the OpCo Incentive Allocation, the value of which was based on certain operational and financial metrics as further described in “Certain Relationships and Related Party Transactions—OpCo LLC Agreement.”

On May 18, 2022, we entered into the Internalization Agreement with OpCo, MN8 Energy, GSAM and the Special Interest Member to engage in the Internalization Transaction, which we closed on August 4, 2022. Pursuant to the Internalization Transaction, among other things:

•	the Management Services Agreement was terminated and GSAM is no longer entitled to management fees or administrative fees from us;

•	we agreed to directly employ the approximately 100 professionals previously employed by GSAM that are dedicated to our business under the Management Services Agreement;

•

we entered into a transition services agreement with MN8 Energy, OpCo and GSAM that provides for the provision of certain administrative services by GSAM to MN8 Energy, OpCo and us for a specified period of time following the closing of the Internalization Transaction;

•	the OpCo Incentive Allocation was terminated;

•

OpCo and its subsidiaries made an aggregate payment of $30.0 million (less $3.0 million in cash signing bonuses to be paid to former GSAM employees) to the Special Interest Member and affiliates thereof, and $4 million of such payment was credited against, and reduced, the purchase price payable to GSAM Holdings pursuant to the QBI Solutions Share Purchase Agreement;

•

the parties agreed that, in connection with the Corporate Reorganization, the Special Interest will be exchanged (the “Special Interest Exchange”) by the Special Interest Member for a number of shares of common stock of MN8 Energy (the “Special Interest Shares”) calculated in the manner further described in “Internalization Transaction and Corporate Reorganization—Existing Owners’ Ownership”, which calculation is derived from an implied equity value for our company before giving effect to this offering based on the initial public offering price per share set forth on the cover of this prospectus and takes into account prior distributions, including the cash payment to the Special Interest Member described above; using an assumed initial public offering price for our common stock of $             per share (the midpoint of the price range set forth on the cover of this prospectus), we would issue Special Interest Shares;

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•	we are subject to non-competition covenants under the Internalization Agreement, which may limit our operations in certain respects;

•

the parties agreed that, GSAM will have the right to one board seat until such time following the Corporate Reorganization as GSAM’s ownership of MN8 Energy’s common stock falls below five percent of the common stock then outstanding; and

•

the parties agreed that the UC Regents has the option to appoint a board observer until the earlier of (i) prior to the initial public offering, the UC Regents no longer owning 10% of MN8 Energy LLC or (ii) after the initial public offering, the UC Regents no longer owning 10% of MN8 Energy’s common stock.

Corporate Reorganization

MN8 Energy LLC (f/k/a Goldman Sachs Renewable Power LLC) was formed in Delaware on September 19, 2017. Prior to this offering, in the Merger, MergerCo, a wholly owned subsidiary of MN8 Energy, a newly incorporated Delaware corporation formed for the purpose of effecting this offering and the transactions related thereto, will merge into MN8 Energy LLC, with MN8 Energy LLC surviving such Merger as a wholly owned subsidiary of MN8 Energy, and all outstanding limited liability company interests in MN8 Energy LLC will be exchanged for shares of common stock of MN8 Energy, with each member entitled to receive its pro rata portion of such shares of common stock based on such member’s rights to distributions from MN8 Energy LLC. In connection with the Merger and the Special Interest Exchange, an aggregate of                 shares of common stock of MN8 Energy will be issued to the Existing Owners and the Special Interest Member of which, based on an initial public offering price of $         per common share (the midpoint of the price range on the cover of this prospectus),                 shares will be issued to the Existing Owners in the Merger and                 shares will be issued to the Special Interest Member in the Special Interest Exchange. Following the Merger and the Special Interest Exchange, MN8 Energy will issue                shares of common stock to the public in this offering in exchange for the proceeds of this offering.

After giving effect to the Corporate Reorganization, the Internalization Transaction and the offering contemplated by this prospectus, and assuming no exercise of the underwriters’ option to purchase additional shares:

•

GSAM (including through the Special Interest Member) will own                  of our shares of common stock, which, based on an initial public offering price of $             per share (the midpoint of the price range set forth on the cover page of this prospectus), representing an aggregate illustrative value of approximately $             and approximately     % of the voting power thereof;

•

the Existing Owners other than GSAM will own                  of our shares of common stock, which, based on an initial public offering price of $             per share (the midpoint of the price range set forth on the cover page of this prospectus), representing an aggregate illustrative value of approximately $             and approximately     % of the voting power thereof; and

•

investors in this offering will own                  of our shares of common stock, which, based on an initial public offering price of $             per share (the midpoint of the price range set forth on the cover page of this prospectus), representing an aggregate illustrative value of approximately $             and approximately     % of the voting power thereof.

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The following diagram indicates our simplified ownership structure immediately following the Internalization Transaction, the Corporate Reorganization and the consummation of this offering and the transactions related thereto (assuming the underwriters’ option to purchase additional shares is not exercised).

Existing Owners’ Ownership

The ownership figures set forth in this “Internalization Transaction and Corporate Reorganization” assume an initial public offering price of $             per common share, which is the midpoint of the price range set forth on the cover of this prospectus. Any increase or decrease (as applicable) of the assumed initial public offering price will result in an increase or decrease, respectively, in the number of Special Interest Shares to be issued to GSAM, and an equivalent decrease or increase, respectively, in the number of shares of common stock to be received by the other Existing Owners. Accordingly, any such change in our initial public offering price will not affect the aggregate number of shares of common stock held collectively by GSAM and such other Existing Owners.

The number of shares to be issued to each of GSAM and the other Existing Owners is based on the implied equity value of our company based on the initial public offering price and before giving effect to the proceeds from this offering. Such implied equity value is made subject to the “waterfall” distribution provisions of the OpCo LLC Agreement, pursuant to which the Existing Owners are entitled to first receive a number of shares of common stock equivalent to their respective capital contributions plus a specified rate for return. After such rate of return has been met with respect to the Existing Owners, the Special Interest Member is entitled to a “catch-up” distribution until it receives a portion of such specified rate of return, with any remaining amounts to be distributed between the Existing Owners and the Special Interest Member based on fixed sharing percentages.

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A $1.00 increase (decrease) from the initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the number of shares held by GSAM following this offering by                 (                ) shares. A $1.00 increase (decrease) from the initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would (decrease) increase the number of shares held by the other Existing Owners by (                 )                 shares.

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CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements, discussed in the sections titled “Management” and “Executive Compensation” and the registration rights described in the section titled “Certain Relationships and Related Party Transactions—Registration Rights Agreements,” the following is a description of each transaction since January 1, 2019, and each currently proposed transaction, in which:

•	we have been or are to be a participant;

•	the amount involved exceeded or exceeds $120,000; and

•

any of our directors, executive officers or holders of more than 5% of our outstanding capital stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.

OpCo LLC Agreement

In accordance with the current terms of the OpCo LLC Agreement, the Special Interest Member holds the Special Interest, which, entitles it to distributions in connection with certain specified events (including a sale of all of OpCo’s assets or the liquidation of OpCo). Under the previous terms of the OpCo LLC Agreement, the Special Interest also entitled the Special Interest Member to the OpCo Incentive Allocation, which was a right to incentive distributions from OpCo that equated to a percentage of “Core Operating Profit.” Core Operating Profit was equal to operating income, plus OpCo’s share of other revenue, less tax and interest expense, economic depreciation, the Administration Fee, the Management Fee, and subject to various other adjustments as described therein. The payment was subject to the achievement of certain hurdles. As the incentive payments were earned, OpCo allocated the amount earned to the Special Interest Member and any associated payments were recorded as distributions. To the extent the Special Interest Member earned an incentive allocation and the related amounts had been paid to the Special Interest Member, it was not required to return that amount to OpCo even if the Core Operating Profit in future periods was insufficient to have achieved the aggregate hurdle in such future periods. During the years ended December 31, 2021, 2020 and 2019, OpCo paid incentive allocations to the Special Interest Member of $7.6 million, $6.1 million and $5.6 million, respectively. The Special Interest Member earned an incentive allocation of $2.8 million for the six months ended June 30, 2022 (compared to the incentive allocations paid by OpCo to the Special Interest Member of $3.7 million for the six months ended June 30, 2021). In connection with the Internalization Transaction, the OpCo LLC Agreement was amended to, among other things, provide for the termination of the OpCo Incentive Allocation for periods following the closing of the Internalization Transaction.

Management Services Agreement

In accordance with the Management Services Agreement, dated February 9, 2018, GSAM historically received a management fee and administrative fee from us as compensation for the services it provides us.

The management fee was determined as of the last day of the applicable calendar quarter and is paid quarterly in arrears. The management fee was equal to 0.125% of the average of the management fee base with respect to such calendar quarter and the management fee base at the end of the prior calendar quarter. The management fee base for any calendar quarter was equal to the amount of capital contributed to us as of the end of such calendar quarter, plus our total indebtedness, less a proportionate share of any indebtedness attributable to non-tax-equity joint-venture partners.

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During the years ended December 31, 2021, 2020 and 2019, we paid management fees to GSAM of $10.4 million, $7.5 million and $4.7 million, respectively. We paid management fees to GSAM of $3.1 million and $2.9 million for the six months ended June 30, 2022 and 2021, respectively.

The administration fee was equal to the product of our share of the nameplate capacity of the solar energy facilities we own (the “Facilities”) and the applicable per kW rate. From February 9, 2018, (the first date on which we accepted capital commitments) until the day preceding the first anniversary of such date, the applicable per kW rate was $10; thereafter, until the day preceding the second anniversary of such date, the applicable per kW rate was $9; thereafter, the applicable per kW rate is $8. The administration fee was prorated for any partial calendar quarter and for any intra-quarter changes to the aggregate nameplate capacity of the Facilities. The administration fee for any calendar quarter was subject to a cap of 0.125% of the average of the management fee base at the end of such quarter and the management fee base at the end of the prior calendar quarter (the “Administration Fee Cap”), less such fees paid to third-party service providers by or associated with the Facilities (excluding from such fees, the proportion attributable to non-tax-equity joint-venture partners). To the extent the administration fee and/or the Administration Fee Cap is reduced below zero for a particular calendar quarter, GSAM would have paid to us the amount by which the administration fee and/or Administration Fee Cap was below zero. During the years ended December 31, 2021, 2020 and 2019, we paid administration fees to GSAM of $7.7 million, $5.6 million and $2.4 million, respectively. We paid administration fees to GSAM of $3.8 million and $3.5 million for the six months ended June 30, 2022 and 2021, respectively.

As discussed elsewhere in this prospectus, in connection with the Internalization Transaction, the Management Services Agreement was terminated and GSAM is longer entitled to management fees or administrative fees from us. See the section of this prospectus titled “Internalization Transaction and Corporate Reorganization” for information regarding certain related party transactions to be undertaken in connection with this offering.

Internalization Agreement

See the section of this prospectus titled “Internalization Transaction and Corporate Reorganization” for a description of the terms of the Internalization Agreement. In addition to the terms listed in that section, the Internalization Agreement includes the following terms.

We are subject to non-competition covenants in the Internalization Agreement, until the earlier of (i) the six year anniversary of the completion of this offering or (ii) if a specified change of control transaction has occurred, the later of the second anniversary of completion of this offering or the date of the specified change of control transaction. During this period of time, subject to certain exceptions, we will generally be prohibited from (i) (A) providing or agreeing to provide recommendations with respect to the purchase or sale of assets of any type for non-affiliates in exchange for compensation (other than certain compensation typically received by operating companies in our industry), (B) meeting the definition of an investment company or an investment advisor under the Investment Company Act of 1940, as amended, and (C) certain other activities that would require us to act in a fiduciary capacity or participate in capital raising transactions on behalf of third parties in exchange for compensation(collectively, and as further defined in the Internalization Agreement, “Investment Management Activities”), (ii) owning any interest in an entity engaged in such Investment Management Activities and (iii) receiving or having a contractual right to receive consideration relating to Investment Management Activities on behalf of any person other than the Company, OpCo or MN8 Energy LLC and any direct or indirect subsidiary of the Company, OpCo or MN8 Energy LLC.

Except as required by applicable law or a lawful request by any governmental authority, we will and will cause our affiliates to (i) keep confidential, and not release or disclose for any purpose,

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information of or relating to any client of Goldman Sachs’ Private Wealth Management business of GSAM or their affiliates (“PWM Clients”) that is in our possession, and (ii) not use, directly or indirectly, such information for any reasons other than to (a) provide written communications to our shareholders if required by the organizational documents of us or one of our affiliates, including for any vote or consent required of shareholders, consistent with past practice, or reasonably necessary in connection with this offering, a sale or other extraordinary transaction; (b) make distributions to shareholders; (c) deliver tax-related documents or other client-specific documents to any shareholders who are PWM Clients; and (d) use PWM Client information to mail proxy statements, run broker searches and make other ordinary course communications with stockholders.

For a period of three years commencing from the closing of the Internalization Transaction, if we or one of our affiliates seeks financial advisory or investment banking services and we determine that a Goldman Sachs affiliate is an appropriate and qualified provider of such services, and such Goldman Sachs affiliate offers such services at a rate and on terms our board finds appropriate, then such Goldman Sachs affiliate will have the right to be engaged to provide such services. Our board has sole discretion to take into account such factors it deems relevant in determining whether a Goldman Sachs affiliate would be an appropriate and qualified provider of services.

For so long as Goldman Sachs holds a 5% ownership interest in our common stock, GSAM shall have the right to designate one director (the “GSAM Director”) to our board. Subject to stock exchange and SEC rules, the GSAM Director will be entitled to be a member of all the committees of our board. If GSAM declines to exercise its right to designate an individual to serve on our board, GSAM will be entitled to designate a board observer (the “GSAM Observer”) if such individual enters into a customary board observer agreement with us. Our board or any committee thereof may exclude the GSAM Director or the GSAM Observer, as applicable, from any meeting to the extent any conflicts of interest exist between any Goldman Sachs entity, the GSAM Director or the GSAM Observer, on the one hand, and us, on the other.

For so long as the UC Regents holds a 10% ownership in our common stock, the UC Regents shall have the right to designate a board observer (the “UC Regents Observer”) if such individual enters into a customary board observer agreement with us. Our board or any committee thereof may exclude the UC Regents Observer, as applicable, from any meeting to the extent any conflicts of interest exist between UC Regents, on the one hand, and us, on the other.

For two years following the closing of the Internalization Transaction (the “Restricted Period”), our affiliates and we will be subject to a mutual non-solicit agreement with GSAM. During the Restricted Period, we will not solicit (or encourage any other person to solicit) the employment or engagement of services of, employ or engage as an independent contractor or consultant, any person who is or was employed as an employee of GSAM or their controlled affiliates in the Restricted Period. Until the end of the Restricted Period, GSAM and their controlled affiliates will not solicit the employment or engagement of services of, employ or engage as an independent contractor or consultant, any person who is or was employed as an employee of us during the Restricted Period. Notwithstanding the foregoing, this provision does not prohibit general advertisements not targeting specific employees of the other.

Corporate Reorganization

See the section of this prospectus titled “Internalization Transaction and Corporate Reorganization” for information regarding certain related party transactions to be undertaken in connection with this offering.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Registration Rights Agreements

In connection with the closing of this offering, we will enter into a registration rights agreement with GSAM and the UC Regents. Under the terms of the agreement, GSAM, the UC Regents and each permitted transferee to whom GSAM or the UC Regents shall assign or transfer any rights under the agreement, shall have the right to require us to file one or more registration statements under the Securities Act covering all or any part of its and its affiliates’ registrable securities; provided that we will be required to conduct no more than two (2) demand registrations. Once a registration statement is effective, GSAM, the UC Regents and their permitted transferees will have the right to request four “shelf” underwritten offerings, provided that any such requested underwritten offering must include an aggregate $50 million in common stock. GSAM, the UC Regents and their permitted transferees will also have customary piggyback rights with respect to registrations of our securities.

Transition Services Agreement

In connection with the Internalization Transaction, we entered into a transition services agreement with MN8 Energy, OpCo and GSAM that provides for the provision of certain services by GSAM to MN8 Energy, OpCo and us, including risk management, accounting, tax, information technology and compliance, for a specified period of time following completion of the Internalization Transaction. Accordingly, we will no longer pay the Management Fee or Administrative Fee; however, we will incur incremental costs associated with salaries, bonuses, benefits and all other employee-related costs, including stock-based compensation as well as costs associated with the transition services agreement. The duration of the transition services agreement varies by service category and is generally from two to nine months from the closing of the Internalization Agreement. The actual period that GSAM will provide a particular service will depend upon how long it takes us to develop internal capacity for, or find another provider of, that service. Pricing of transition services during the scheduled transition period will be calculated to allow GSAM to recover costs of providing such services (including allocations of overhead) without markup for profit (subject to increased pricing during any extension periods).

QBI Solutions Share Purchase Agreement

On May 18, 2022, we entered into an agreement with GSAM Holdings LLC to purchase GSAM Holdings’ 51% equity interest in QBI Solutions, S.L. (“QBI Solutions”), the provider of the QBI software platform that our business uses, for $8 million. The completion of the sale of QBI Solutions was conditioned upon the prior or concurrent consummation of the closing of the Internalization Transaction and the receipt of certain required approvals. Since all conditions precedent were satisfied and the sale of QBI Solutions was consummated, $4 million of the cash payment made to the Special Interest Member in connection with the closing of the Internalization Transaction was credited against, and reduced, the purchase price for the QBI Solutions shares. If at any time prior to two years after the closing of the QBI Solutions purchase, we transfer, assign, or convey the QBI Solutions shares to a non-affiliate at a price that implies an equity valuation for the QBI Solutions shares that is greater than $4 million, GSAM Holdings will be paid an amount in cash equal to the positive difference, if any, between the equity valuation for the QBI Solutions shares implied by the price paid in such transaction and $4 million.

On July 26, 2022, we purchased the remaining 49% equity interest in QBI Solutions for approximately €10 million. As a result, QBI Solutions is now our wholly owned subsidiary.

UC Regents Side Letter

On July 6, 2022, we entered into an agreement with UC Regents in connection with, and as an inducement for, consenting to and approving the Internalization Transaction (the “UC Regents Side

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Letter”). Under the term of the UC Regents Side Letter, the UC Regents shall have the option to appoint a board observer until the earlier of (i) prior to the initial public offering, the UC Regents no longer owning 10% of MN8 Energy LLC or (ii) after the initial public offering, the UC Regents no longer owning 10% of MN8 Energy’s common stock. The UC Regents also were granted customary registration rights as discussed above under “Registration Rights” and certain other consent rights, including with respect to material amendments of our charter and bylaws and the authorization and issuance of additional equity securities, subject to the same equity ownership thresholds.

Policies and Procedures for Related Party Transactions

We will adopt a related persons transaction policy that requires all of our directors and executive officers to report any activity that creates, or appears to create, a potential or actual conflict of interest with respect to their ability to make decisions and act in our best interest. A related party transaction shall be consummated or shall continue only if (i) the nominating and corporate governance committee of our board approves or ratifies such transaction in accordance with the guidelines set forth in such policy, and (ii) the transaction is on terms comparable to those that could be obtained in arm’s length dealings with a third party.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table, historical and as adjusted to reflect the sale of our common stock offered by us in this offering, assuming no exercise of the underwriters’ option to purchase additional shares of our common stock from us, sets forth information regarding beneficial ownership of our common stock before and immediately following the completion of this offering by:

•	each person whom we know to own beneficially more than 5% of our common stock on an as-converted, fully diluted basis;

•	each of our directors and named executive officers individually; and

•	all of our current directors and executive officers as a group.

We have based our calculation of the percentage of beneficial ownership prior to this offering on                  shares of our common stock outstanding as if the Corporate Reorganization had occurred as of                 ,                 . We have based our calculation of the percentage of beneficial ownership after this offering on                  shares of our common stock issued by us in the offering and                  shares of our common stock outstanding immediately after the completion of this offering, assuming that the underwriters will not exercise their option to purchase up to an additional                  shares of our common stock from us in full.

Unless otherwise indicated, the address for each listed stockholder is: c/o MN8 Energy, Inc.,                 . To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock.

	Shares Beneficially Owned	Shares Beneficially Owned After this Offering (No Exercise)	Shares Beneficially Owned After this Offering (Full Exercise)
	Before this Offering	Common Stock	Common Stock
Name of Beneficial Owner	Number %	Number %	Number %
5% Stockholders:
The Regents of the University of California
GSAM and affiliates

Named Executive Officers, Directors and Director Nominees:
Jon Yoder
David Callen
David Fernandez
Jordan Meer
Moe Hanifi
Timothy Leach
David Gadis
J. William Holden, III
Fiona Macdonald
Kathleen McGinty
Lorie Buckingham
Brendan McGovern
Directors and Executive Officers as a Group (16 persons)

*	Less than 1%.

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DESCRIPTION OF CAPITAL STOCK

Upon completion of this offering, our authorized capital stock will consist of                  shares of common stock, $0.01 par value per share, of which                  shares will be issued and outstanding and                  shares of preferred stock, $0.01 par value per share, of which no shares will be issued and outstanding.

The following summary of our capital stock and certificate of incorporation and bylaws does not purport to be complete and is qualified in its entirety by reference to the provisions of applicable law and to our certificate of incorporation and bylaws, which are filed as exhibits to the registration statement of which this prospectus is a part. The descriptions of our capital stock reflect the completion of the Corporate Reorganization that will occur prior to the closing of the offering.

Common Stock

Voting Rights.    Holders of shares of common stock are entitled to one vote per share held of record on all matters to be voted upon by the stockholders. The holders of common stock do not have cumulative voting rights in the election of directors.

Dividend Rights.    Holders of shares of our common stock are entitled to ratably receive dividends when and if declared by our board of directors out of funds legally available for that purpose, subject to any statutory or contractual restrictions on the payment of dividends and to any prior rights and preferences that may be applicable to any outstanding preferred stock.

Liquidation Rights.    Upon the liquidation, dissolution, distribution of assets or other winding up of MN8 Energy, the holders of common stock are entitled to receive ratably the assets of MN8 Energy available for distribution to the stockholders after payment of liabilities and the liquidation preference of any of its outstanding shares of preferred stock.

Other Matters.    The shares of common stock have no preemptive or conversion rights and are not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of our common stock, including the common stock offered in this offering, are fully paid and non-assessable.

Lock-Up Provisions.    Substantially all of the shares of common stock held by the Existing Owners will be subject to a lock-up in the certificate of incorporation until the expiration of the lock-up agreements entered into by us in connection with this offering. Following the expiration of such lock-up agreements, the Existing Owners, subject to compliance with the Securities Act or exceptions therefrom, will be able to freely trade their common stock.

Preferred Stock

Our certificate of incorporation will authorize our board of directors, subject to any limitations prescribed by law, without further stockholder approval, to establish and to issue from time to time one or more classes or series of preferred stock, par value $0.01 per share, covering up to an aggregate of                  shares of preferred stock. Each class or series of preferred stock will cover the number of shares and will have the powers, preferences, rights, qualifications, limitations and restrictions determined by the board of directors, which may include, among others, dividend rights, liquidation preferences, voting rights, conversion rights, preemptive rights and redemption rights. Except as provided by law or in a preferred stock designation, the holders of preferred stock will not be entitled to vote at or receive notice of any meeting of stockholders.

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Anti-Takeover Effects of Provisions of Our Certificate of Incorporation, our Bylaws and Delaware Law

Some provisions of Delaware law, our certificate of incorporation and our bylaws will contain provisions that could make the following transactions more difficult: acquisitions of us by means of a tender offer, a proxy contest or otherwise; or removal of our incumbent officers and directors. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions that might result in a premium over the market price for our shares.

These provisions are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection and our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.

Classified Board of Directors

Our certificate of incorporation will provide that our board of directors will initially be classified and will transition to an annually elected board as of the third annual meeting following the completion of this offering. Our board of directors will initially be divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with the directors serving three-year terms. As a result, approximately one-third of our board of directors will be elected each year. At the third annual meeting of stockholders following the completion of this offering, all directors shall be elected to hold office for a one-year term expiring at the next annual meeting of stockholder. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board of directors. Our certificate of incorporation and bylaws provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the board of directors. See “Management—Board of Directors” for information regarding class membership.

Removal of Directors and Vacancies

Our certificate of incorporation will provide that directors may be removed at any time either with or without cause by the affirmative vote of a majority in voting power of all outstanding shares of stock, and, until our board of directors is declassified, directors may be removed only for cause by the affirmative vote of the holders of at least 66.66% of the voting power of all shares of capital stock then entitled to vote on the election of directors, voting together as a single class. Furthermore, any vacancy on our board of directors however occurring, including a vacancy resulting from an increase in the size of our board of directors may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum.

No Stockholder Action by Written Consent

Our certificate of incorporation and bylaws will provide that, subject to the rights of any holders of preferred stock to act by written consent instead of a meeting, stockholder action may be taken only at an annual meeting or special meeting of stockholders and may not be taken by written consent instead of a meeting.

Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals

Our certificate of incorporation and bylaws will provide that special meetings of the stockholders may be called only by or at the direction of our board of directors or by the Chairperson of our board of

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directors. Our bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers or changes in control or management of our company.

Our bylaws will contain advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of the board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder must comply with the advance notice requirements. Our bylaws will allow the presiding officer at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

Authorized but Unissued Shares

The authorized but unissued shares of our common stock and our preferred stock will be available for future issuance without any further vote or action by our stockholders. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of our common stock and our preferred stock could render more difficult or discourage an attempt to obtain control over us by means of a proxy contest, tender offer, merger or otherwise.

Delaware Law

Section 203 of the DGCL prohibits a Delaware corporation, including those whose securities are listed for trading on the NYSE, from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	the transaction is approved by the board of directors before the date the interested stockholder attained that status;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•

on or after such time the business combination is approved by the board of directors and authorized at a meeting of stockholders by at least two thirds of the outstanding voting stock that is not owned by the interested stockholder.

Forum Selection

Our certificate of incorporation will provide that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for:

•	any derivative action or proceeding brought on our behalf;

•	any action asserting a claim for a breach of a fiduciary duty owed by any of our current or former directors, officers, employees, agents and stockholders to us or our stockholders;

•	any action asserting a claim against us arising pursuant to any provision of the DGCL, our certificate of incorporation or our bylaws;

•	any action as to which the DGCL confers jurisdiction to the Court of Chancery of the State of Delaware; or

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•

any action asserting a claim against us that is governed by the internal affairs doctrine, in each such case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

Our certificate of incorporation will also provide that, to the fullest extent permitted by applicable law, the federal district courts of the U.S. are the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, subject to and contingent upon a final adjudication in the State of Delaware of the enforceability of such exclusive forum provision. Notwithstanding the foregoing, the exclusive forum provision does not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

Our certificate of incorporation will also provide that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and to have consented to this forum selection provision. However, it is possible that a court could find our forum selection provision to be inapplicable or unenforceable.

Corporate Opportunities

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our certificate of incorporation will renounce, to the maximum extent permitted from time to time by Delaware law, any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to our directors or their respective affiliates, other than those directors or affiliates who are our or our subsidiaries’ employees. Our certificate of incorporation will provide that, to the fullest extent permitted by law, any director who is not employed by us (including any non-employee director who serves as one of our officers in both his director and officer capacities) or his or her affiliates has no duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (ii) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, in the event that any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for themselves or himself or their or his affiliates or for us or our affiliates, such person has no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity. Our certificate of incorporation will not renounce our interest in any business opportunity that is expressly offered to a non-employee director solely in his or her capacity as a director or officer of the Company. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for us unless we would be permitted to undertake the opportunity under our certificate of incorporation, we have sufficient financial resources to undertake the opportunity and the opportunity would be in line with our business.

Limitation of Liability and Indemnification Matters

Our bylaws will limit the liability of our directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the DGCL. Delaware law provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:

•	for any breach of their duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payment of dividend or unlawful stock repurchase or redemption, as provided under Section 174 of the DGCL; or

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•	for any transaction from which the director derived an improper personal benefit.

Any amendment, repeal or modification of these provisions will be prospective only and would not affect any limitation on liability of a director for acts or omissions that occurred prior to any such amendment, repeal or modification.

Our bylaws will also provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. Our bylaws will also permit us to purchase insurance on behalf of any officer, director, employee or other agent for any liability arising out of that person’s actions as our officer, director, employee or agent, regardless of whether Delaware law would permit indemnification. We intend to enter into indemnification agreements with each of our current and future directors and officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liability that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision in our bylaws and the indemnification agreements will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company, LLC.

Listing

We intend to apply to list our common stock on the NYSE under the symbol “MNX”.

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SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect the market price of our common stock prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of a substantial number of shares of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price of our common stock at such time and our ability to raise equity-related capital at a time and price we deem appropriate.

Sales of Restricted Shares

Upon the closing of this offering, we will have outstanding an aggregate of                  shares of common stock. Of these shares, all of the                  shares of common stock (or                  shares of common stock if the underwriters’ option to purchase additional shares is exercised) to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 under the Securities Act. All remaining shares of common stock held by the Existing Owners will be deemed “restricted securities” as such term is defined under Rule 144. The restricted securities were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below.

As a result of the lock-up agreements described below and the provisions of Rule 144 and Rule 701 under the Securities Act, the shares of our common stock (excluding the shares to be sold in this offering) that will be available for sale in the public market are as follows:

•	shares will be eligible for sale on the date of this prospectus or prior to 180 days after the date of this prospectus; and

•

                 shares will be eligible for sale upon the expiration of the lock-up agreements and the lock-up contained in our certificate of incorporation, beginning 180 days after the date of this prospectus when permitted under Rule 144 or Rule 701.

Lock-Up Agreements

We, all of our directors and officers, GSAM and all of the Existing Owners have agreed not to sell any common stock for a period of 180 days from the date of this prospectus, subject to certain exceptions and extensions. Each of the Existing Owners will be subject to a lock-up under our certificate of incorporation equal to the length of the Company’s 180-day lock-up agreed with the underwriters. Additionally, the Company, all of our directors and officers, GSAM and UC Regents have agreed with the underwriters to a lock-up. See “Underwriting (Conflicts of Interest)” for a description of these lock-up provisions.

Rule 144

In general, under Rule 144 under the Securities Act as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for a least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

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A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our common stock or the average weekly trading volume of our common stock reported through the NYSE during the four calendar weeks preceding the filing of notice of the sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Rule 701

In general, under Rule 701 under the Securities Act, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirement of Rule 144 and, in the case of non-affiliates, without having to comply with the public information, volume limitation or notice filing provisions of Rule 144. The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus.

Stock Issued Under Employee Plans

We intend to file a registration statement on Form S-8 under the Securities Act to register                  shares of common stock issuable under our Long-Term Incentive Plan. This registration statement on Form S-8 is expected to be filed following the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. Accordingly, shares registered under such registration statement will be available for sale in the open market following the effective date, unless such shares are subject to vesting restrictions with us, Rule 144 restrictions applicable to our affiliates or the lock up restrictions described above.

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MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a summary of the material U.S. federal income tax considerations related to the purchase, ownership and disposition of our common stock by a non-U.S. holder (as defined below) that holds our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This summary is based on the provisions of the Code, U.S. Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as in effect on the date hereof, and all of which are subject to change or differing interpretations, possibly with retroactive effect. We cannot assure you that a change in law will not significantly alter the tax considerations that we describe in this summary. We have not sought any ruling from the IRS with respect to the statements made and the positions and conclusions described in the following summary, and there can be no assurance that the IRS or a court will agree with such statements, positions and conclusions.

This summary does not address all aspects of U.S. federal income taxation that may be relevant to non-U.S. holders in light of their personal circumstances. In addition, this summary does not address the impact of the Medicare surtax on certain net investment income, U.S. federal estate or gift tax laws, any U.S. state or local or non-U.S. tax laws or any tax treaties. This summary also does not address all U.S. federal income tax considerations that may be relevant to particular non-U.S. holders in light of their personal circumstances or that may be relevant to certain categories of investors that may be subject to special rules, such as:

•	banks, insurance companies or other financial institutions;

•	tax-exempt or governmental organizations;

•	tax-qualified retirement plans;

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code (or any entities all of the interests of which are held by a qualified foreign pension fund);

•	dealers in securities or foreign currencies;

•	persons whose functional currency is not the U.S. dollar;

•	traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes;

•	“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	entities or arrangements treated as partnerships or pass-through entities for U.S. federal income tax purposes or holders of interests therein;

•	persons deemed to sell our common stock under the constructive sale provisions of the Code;

•	persons that acquired our common stock through the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan;

•	certain former citizens or long-term residents of the U.S.; and

•

persons that hold our common stock as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction.

PROSPECTIVE INVESTORS SHOULD CONSULT WITH THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS (INCLUDING ANY

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POTENTIAL FUTURE CHANGES THERETO) TO THEIR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER ANY OTHER TAX LAWS, INCLUDING U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY U.S. STATE OR LOCAL OR NON-U.S. TAXING JURISDICTION, OR UNDER ANY APPLICABLE INCOME TAX TREATY.

Non-U.S. Holder Defined

For purposes of this discussion, a “non-U.S. holder” is a beneficial owner of our common stock that is not for U.S. federal income tax purposes a partnership or any of the following:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust (i) the administration of which is subject to the primary supervision of a U.S. court and which has one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) who have the authority to control all substantial decisions of the trust or (ii) which has made a valid election under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, we urge partners in partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes) considering the purchase of our common stock to consult with their own tax advisors regarding the U.S. federal income tax considerations of the purchase, ownership and disposition of our common stock by such partnership.

Distributions

We do not expect to pay any distributions on our common stock in the foreseeable future. However, in the event we do make distributions of cash or other property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, the distributions will be treated as a non-taxable return of capital to the extent of the non-U.S. holder’s tax basis in our common stock and thereafter as capital gain from the sale or exchange of such common stock. See “—Gain on Sale or Other Taxable Disposition of Common Stock.” Subject to the withholding requirements under Foreign Account Tax Compliance Act (“FATCA”) and with respect to effectively connected dividends, each of which is discussed below, any distribution made to a non-U.S. holder on our common stock generally will be subject to U.S. withholding tax at a rate of 30% of the gross amount of the distribution unless an applicable income tax treaty provides for a lower rate. To receive the benefit of a reduced treaty rate, a non-U.S. holder must provide the applicable withholding agent with an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) certifying qualification for the reduced rate.

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Dividends paid to a non-U.S. holder that are effectively connected with a trade or business conducted by the non-U.S. holder in the U.S. (and, if required by an applicable income tax treaty, are treated as attributable to a permanent establishment maintained by the non-U.S. holder in the U.S.) generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons. Such effectively connected dividends will not be subject to U.S. withholding tax if the non-U.S. holder satisfies certain certification requirements by providing the applicable withholding agent with a properly executed IRS Form W-8ECI certifying eligibility for exemption. If the non-U.S. holder is a corporation for U.S. federal income tax purposes, it may also be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include effectively connected dividends.

Gain on Sale or Other Taxable Disposition of Common Stock

Subject to the discussion below under “—Backup Withholding and Information Reporting,” a non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on any gain realized upon the sale or other taxable disposition of our common stock unless:

•

the non-U.S. holder is an individual who is present in the U.S. for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met;

•

the gain is effectively connected with a trade or business conducted by the non-U.S. holder in the U.S. (and, if required by an applicable income tax treaty, is attributable to a permanent establishment maintained by the non-U.S. holder in the United States); or

•

our common stock constitutes a United States real property interest by reason of our status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the non-U.S. holder’s holding period for the common stock and as a result such gain is treated as effectively connected with a trade or business conducted by the non-U.S. holder in the U.S.

A non-U.S. holder described in the first bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as specified by an applicable income tax treaty) on the amount of such gain, which generally may be offset by U.S. source capital losses provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

A non-U.S. holder whose gain is described in the second bullet point above or, subject to the exceptions described in the next paragraph, the third bullet point above, generally will be taxed on a net income basis at the rates and in the manner generally applicable to United States persons. If the non-U.S. holder is a corporation for U.S. federal income tax purposes whose gain is described in the second bullet point above, then such gain would also be included in its effectively connected earnings and profits (as adjusted for certain items), which may be subject to a branch profits tax (at a 30% rate or such lower rate as specified by an applicable income tax treaty).

Generally, a corporation is a USRPHC if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. We believe that we currently are not a USRPHC for U.S. federal income tax purposes. However, because there is limited direct authority regarding the applicable definition of U.S. real property for purposes of these rules and because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our non-U.S. real property and other business assets, which relative fair market values will change over time, there can be no assurance that we are not a USRPHC now or that we will not become one in the future. In the event that we are or become a

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USRPHC, as long as our common stock is or continues to be “regularly traded on an established securities market” (within the meaning of the U.S. Treasury regulations), only a non-U.S. holder that actually or constructively owns, or owned at any time during the shorter of the five-year period ending on the date of the disposition or the non-U.S. holder’s holding period for the common stock, more than 5% of our common stock will be treated as disposing of a United States real property interest and will be taxable on gain realized on the disposition of our common stock as a result of our status as a USRPHC. If we were to become a USRPHC and our common stock were not considered to be regularly traded on an established securities market, each non-U.S. holder (regardless of the percentage of stock owned) would be treated as disposing of a United States real property interest and would be subject to U.S. federal income tax on a taxable disposition of our common stock (as described in the preceding paragraph), and a 15% withholding tax would apply to the gross proceeds from such disposition.

Non-U.S. holders should consult with their own tax advisors with respect to the application of the foregoing rules to their ownership and disposition of our common stock, including regarding potentially applicable income tax treaties that may provide for different rules.

Backup Withholding and Information Reporting

Any dividends paid to a non-U.S. holder must be reported annually to the IRS and to the non-U.S. holder. Copies of these information returns may be made available to the tax authorities in the country in which the non-U.S. holder resides or is established. Payments of dividends to a non-U.S. holder generally will not be subject to backup withholding if the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form).

Payments of the proceeds from a sale or other disposition by a non-U.S. holder of our common stock effected by or through a U.S. office of a broker generally will be subject to information reporting and backup withholding (at the applicable rate) unless the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) and certain other conditions are met. Information reporting and backup withholding generally will not apply to any payment of the proceeds from a sale or other disposition of our common stock effected outside the U.S. by a non-U.S. office of a broker. However, unless such broker has documentary evidence in its records that the non-U.S. holder is not a U.S. person and certain other conditions are met, or the non-U.S. holder otherwise establishes an exemption, information reporting will apply to a payment of the proceeds of the disposition of our common stock effected outside the U.S. by such a broker if it has certain relationships within the U.S.

Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the IRS.

Additional Withholding Requirements under FATCA

Sections 1471 through 1474 of the Code, and the U.S. Treasury regulations and administrative guidance issued thereunder, or FATCA, impose a 30% withholding tax on any dividends on our common stock and, subject to the proposed U.S. Treasury regulations discussed below, on proceeds from sales or other dispositions of shares of our common stock, if paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), unless (i) in the

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case of a foreign financial institution, such institution enters into an agreement with the U.S. government to withhold on certain payments, and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with U.S. owners), (ii) in the case of a non-financial foreign entity, such entity certifies that it does not have any “substantial United States owners” (as defined in the Code) or provides the applicable withholding agent with a certification identifying the direct and indirect substantial United States owners of the entity (in either case, generally on an IRS Form W-8BEN-E), or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules and provides appropriate documentation (such as an IRS Form W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the U.S. governing these rules may be subject to different rules. Under certain circumstances, a holder might be eligible for refunds or credits of such taxes. While gross proceeds from a sale or other disposition of our common stock paid after January 1, 2019, would have originally been subject to withholding under FATCA, proposed U.S. Treasury regulations provide that such payments of gross proceeds do not constitute withholdable payments. Taxpayers may generally rely on these proposed U.S. Treasury regulations until they are revoked or final U.S. Treasury regulations are issued. Non-U.S. holders are encouraged to consult with their own tax advisors regarding the effects of FATCA on an investment in our common stock.

INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK SHOULD CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS (INCLUDING ANY POTENTIAL FUTURE CHANGES THERETO) TO THEIR PARTICULAR SITUATIONS AND THE APPLICABILITY AND EFFECT OF ANY OTHER TAX LAWS, INCLUDING U.S. FEDERAL ESTATE AND GIFT TAX LAWS AND ANY U.S. STATE OR LOCAL OR NON-U.S. TAX LAWS, AND TAX TREATIES.

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CERTAIN ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the acquisition and holding of shares of common stock by (1) employee benefit plans that are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (2) plans, individual retirement accounts, “Keogh” plans and other arrangements that are subject to Section 4975 of the Code or employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA), non-U.S. plans (as described in Section 4(b)(4) of ERISA) or other plans that are not subject to the foregoing but may be subject to provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws”) and (3) entities whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement by reason of a plan’s investment in such entity (including but not limited to an insurance company general account) (each of (1), (2) and (3), a “Plan”), and (4) any entity that otherwise constitutes a “benefit plan investor” within the meaning of the regulations promulgated under ERISA by the U.S. Department of Labor (the “DOL”), as modified by Section 3(42) of ERISA, known as the DOL Plan Asset Regulations.

This summary is based on the provisions of ERISA and the Code (and related regulations and administrative and judicial interpretations) as of the date of this registration statement. This summary does not purport to be complete, and no assurance can be given that future legislation, court decisions, regulations, rulings or pronouncements will not significantly modify the requirements summarized below. Any of these changes may be retroactive and may thereby apply to transactions entered into prior to the date of their enactment or release. This discussion is general in nature and is not intended to be all inclusive, nor should it be construed as investment or legal advice. All investors are urged to consult their own legal advisors before investing in assets of a Plan in shares of common stock and to make their own independent decision.

General Fiduciary Matters

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an “ERISA Plan”) and prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration of an ERISA Plan or the management or disposition of the assets of an ERISA Plan, or who renders investment advice for a fee or other compensation to an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

In considering an investment in shares of common stock with a portion of the assets of any Plan, a fiduciary should consider the Plan’s particular circumstances and all of the facts and circumstances of the investment and determine whether the acquisition and holding of shares of common stock is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code, or any Similar Law relating to the fiduciary’s duties to the Plan, including, without limitation:

•	whether the investment is prudent under Section 404(a)(1)(B) of ERISA and any other applicable Similar Laws;

•	whether, in making the investment, the ERISA Plan will satisfy the diversification requirements of Section 404(a)(1)(C) of ERISA and any other applicable Similar Laws;

•	whether the investment is permitted under the terms of the applicable documents governing the Plan;

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•

whether the acquisition or holding of the shares of common stock will constitute a “prohibited transaction” under Section 406 of ERISA or Section 4975 of the Code (please see the discussion under “—Prohibited Transaction Issues” below); and

•

whether the Plan will be considered to hold, as plan assets, (1) only shares of common stock or (2) an undivided interest in our underlying assets (please see the discussion under “—Plan Asset Issues” below).

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code and may result in the disqualification of an individual retirement account. In addition, the fiduciary of the ERISA Plan that engages in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. The acquisition and/or holding of shares of common stock by an ERISA Plan with respect to which the issuer, the initial purchaser, or a guarantor is considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption.

In this regard, the DOL has issued prohibited transaction class exemptions, or PTCEs, that may apply to the acquisition and holding of our common stock. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38 respecting bank collective investment funds, PTCE 95-60 respecting life insurance company general accounts and PTCE 96-23 respecting transactions determined by in-house asset managers. In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code provide an exemption from the prohibited transaction sections of Section 406 of ERISA and Section 4975 of the Code for certain transactions, provided that neither the issuer of the securities nor any of its affiliates (directly or indirectly) have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any Plan involved in the transaction and provided further that the Plan receives no less, and pays no more, than adequate consideration in connection with the transaction. There can be no assurance that all of the conditions of any such exemptions will be satisfied or that any such exemptions will be available with respect to investments in interests in our company.

Because of the foregoing, shares of common stock should not be acquired or held by any person investing “plan assets” of any Plan, unless such acquisition and holding will not constitute a non-exempt prohibited transaction under ERISA and the Code or a similar violation of any applicable Similar Laws.

Plan Asset Issues

Additionally, a fiduciary of a Plan should consider whether the Plan will, by investing in us, be deemed to own an undivided interest in our assets, with the result that we would become a fiduciary of the Plan and our operations would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Code and any other applicable Similar Laws.

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The DOL Plan Asset Regulations provide guidance with respect to whether the assets of an entity in which ERISA Plans acquire equity interests would be deemed “plan assets” under some circumstances. Under these regulations, an entity’s assets generally would not be considered to be “plan assets” if, among other things:

(a)    the equity interests acquired by ERISA Plans are “publicly offered securities” (as defined in the DOL regulations)—i.e., the equity interests are part of a class of securities that is widely held by 100 or more investors independent of the issuer and each other, are freely transferable, and are either registered under certain provisions of the federal securities laws or sold to the ERISA Plan as part of a public offering under certain conditions. It is anticipated that our common stock will be widely held within the meaning of the DOL Plan Asset Regulations, although no assurance can be given in this regard. The DOL Plan Asset Regulations provide that whether a security is freely transferable is a factual question to be determined on the basis of all the relevant facts and circumstances;

(b)    the entity is an “operating company” (as defined in the DOL regulations)—i.e., it is primarily engaged in the production or sale of a product or service, other than the investment of capital, either directly or through a majority-owned subsidiary or subsidiaries; or

(c)    there is no significant investment by “benefit plan investors” (as defined in the DOL regulations)—i.e., immediately after the most recent acquisition by an ERISA Plan of any equity interest in the entity, less than 25% of the total value of each class of equity interest (disregarding certain interests held by persons (other than benefit plan investors) with discretionary authority or control over the assets of the entity or who provide investment advice for a fee (direct or indirect) with respect to such assets, and any affiliates thereof) is held by ERISA Plans, IRAs and certain other Plans (but not including governmental plans, foreign plans and certain church plans), and entities whose underlying assets are deemed to include plan assets by reason of a Plan’s investment in the entity. Following this offering, it is possible that benefit plan investors will hold and will continue to hold less than 25% of the value of any class of equity interests of our company and any other class of equity of our company, disregarding, for purposes of such determination, any interests held by any controlling person other than benefit plan investors and, as such, that our company may rely on the insignificant participation test; however, our company cannot be certain or make any assurance that this will be the case.

If assets of our company were deemed to constitute “plan assets” pursuant to the DOL Plan Asset Regulations the operation and administration of our company would become subject to the requirements of ERISA, including the fiduciary duty rules and the “prohibited transaction” prohibitions of ERISA, as well as the “prohibited transaction” prohibitions contained in the Code. If our company becomes subject to these regulations, unless appropriate administrative exemptions are available (and there can be no assurance that they would be), our company could, among other things, be restricted from acquiring otherwise desirable investments and from entering into otherwise favorable transactions, and certain transactions entered into by our company in the ordinary course of business could constitute non-exempt prohibited transactions and/or breaches of applicable fiduciary duties under ERISA and/or the Code, which could, in turn, result in potentially substantial excise taxes and other penalties and liabilities under ERISA and the Code.

Due to the complexity of these rules and the excise taxes, penalties and liabilities that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering acquiring and/or holding shares of our common stock on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the acquisition and holding of shares of common stock. Purchasers of shares of common stock have the exclusive responsibility for ensuring that their acquisition and

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holding of shares of common stock complies with the fiduciary responsibility rules of ERISA and does not violate the prohibited transaction rules of ERISA, the Code or applicable Similar Laws. The sale of shares of common stock to a Plan is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by any such Plan or that such investment is appropriate for any such Plan.

Any purchaser or subsequent transferee, including, without limitation, any fiduciary purchasing on behalf of a Plan, a benefit plan investor, or a governmental, church or non-U.S. plan which is subject to Similar Laws will be deemed to have represented, in its corporate and fiduciary capacity, that if the purchaser or subsequent transferee is a benefit plan investor, such purchaser or subsequent transferee will be deemed to have represented and warranted that none of our company or the underwriters or any of their respective affiliates, has acted as the Plan’s fiduciary (within the meaning of ERISA or the Code), or has been relied upon for any advice, with respect to the purchaser or transferee’s decision to acquire and hold our common stock, and shall not at any time be relied upon as the ERISA Plan’s fiduciary with respect to any decision to acquire, continue to hold or transfer our common stock.

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UNDERWRITING (CONFLICTS OF INTEREST)

We and the underwriters named below have entered into an underwriting agreement with respect to the shares of common stock being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares of common stock indicated in the following table. Goldman Sachs & Co. LLC, BofA Securities, Inc. and J.P. Morgan Securities LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC
BofA Securities, Inc.
J.P. Morgan Securities LLC
HSBC Securities (USA) Inc.
Wells Fargo Securities, LLC
Jefferies LLC
Nomura Securities International, Inc.
WR Securities, LLC
Cowen and Company, LLC
KeyBanc Capital Markets Inc.
CIBC World Markets Corp.
PNC Capital Markets LLC

Total

The underwriters are committed to take and pay for all of the shares of common stock being offered, if any are taken, other than the shares of common stock covered by the option described below unless and until this option is exercised. The underwriters have an option to buy up to an additional              shares of common stock from us to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days after the date of this prospectus. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase              additional shares of common stock from us.

Paid by Us

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares of common stock sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares of common stock sold by the underwriters to securities dealers may be sold at a discount of up to $                per share from the initial public offering price. The underwriters may offer and sell the shares of common stock through certain of their affiliates or other registered broker-dealers or selling agents. After the initial offering of the shares of common stock, the representative may change the offering price and the other selling terms. The offering of the shares of common stock by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

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A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares of common stock to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters and selling group members that may make internet distributions on the same basis as other allocations.

We and our officers, directors, and holders of substantially all of our common stock (other than the shares of common stock being issued in this offering) have agreed with the underwriters, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of each of Goldman Sachs & Co. LLC, BofA Securities, Inc. and J.P. Morgan Securities LLC. This agreement does not apply to any existing employee benefit plans. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for the shares of common stock. The initial public offering price will be negotiated among us and our representative. Among the factors to be considered in determining the initial public offering price of the shares of common stock, in addition to prevailing market conditions, will be the our historical performance, estimates of our business potential and earnings, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

An application has been made to list the common stock on the NYSE under the symbol “MNX”. In order to meet one of the requirements for listing the common stock on the NYSE, the underwriters have undertaken to sell lots of 100 or more shares of common stock to a minimum of 400 beneficial holders.

In connection with the offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares of common stock for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares of common stock or purchasing shares of common stock in the open market. In determining the source of shares of common stock to cover the covered short position, the underwriters will consider, among other things, the price of shares of common stock available for purchase in the open market as compared to the price at which they may purchase additional shares of common stock pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares of common stock for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering. The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representative has repurchased shares of common stock sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the

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market price of the company’s common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on NYSE, in the over-the-counter market or otherwise.

We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, payable by us will be approximately $                . We have agreed to reimburse the underwriters for certain of their expenses in an amount up to $                .

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses. In particular, Goldman Sachs & Co. LLC is an underwriter and its affiliates own in excess of    % of our issued and outstanding common stock. Additionally, Goldman Sachs Asset Management, L.P., an affiliate of Goldman Sachs & Co. LLC was party to the Management Services Agreement until its termination in connection with the Internalization Transaction, as described further in “Certain Relationships and Related Party Transactions—Management Services Agreement.” Certain of the underwriters and/or their affiliates are agents or lenders under our Subscription Facility, and therefore, may receive a portion of the net proceeds from this offering. See “Use of Proceeds.”

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively traded securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.

Other than in the U.S., no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

“Wolfe | Nomura Alliance” is the marketing name used by Wolfe Research Securities and Nomura Securities International, Inc. in connection with certain equity capital markets activities conducted

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jointly by the firms. Both Nomura Securities International, Inc. and WR Securities, LLC are serving as underwriters in the offering described herein. In addition, WR Securities, LLC and certain of its affiliates may provide sales support services, investor feedback, investor education, and/or other independent equity research services in connection with this offering.

Conflicts of Interest

Given the relationship between affiliates of Goldman Sachs & Co. LLC and the Company, Goldman Sachs & Co. LLC is deemed to have a “conflict of interest” under FINRA Rule 5121. Therefore, this offering is being made in compliance with the requirements of FINRA Rule 5121, which requires, among other things, that a “qualified independent underwriter” participate in the preparation of, and exercise the usual standards of “due diligence” with respect to, the registration statement and this prospectus. J.P. Morgan Securities LLC has agreed to act as a qualified independent underwriter for this offering and to undertake the legal responsibilities and liabilities of an underwriter under the Securities Act, specifically including those inherent in Section 11 thereof. J.P. Morgan Securities LLC will not receive any additional fees for serving as a qualified independent underwriter in connection with this offering. We have agreed to indemnify J.P. Morgan Securities LLC against liabilities incurred in connection with acting as a qualified independent underwriter, including liabilities under the Securities Act. Goldman Sachs & Co. LLC will not confirm any sales to any account over which it exercises discretionary authority without the specific written approval of the account holder.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area (each an “EEA State”), no shares have been offered or will be offered pursuant to the offering to the public in that EEA State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that EEA State or, where appropriate, approved in another EEA State and notified to the competent authority in that EEA State, all in accordance with the EU Prospectus Regulation, except that it may make an offer to the public in that EEA State of any shares at any time under the following exemptions under the EU Prospectus Regulation:

•	to any legal entity which is a qualified investor as defined under the EU Prospectus Regulation;

•

to fewer than 150 natural or legal persons (other than qualified investors as defined under the EU Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances falling within Article 1(4) of the EU Prospectus Regulation,

provided that no such offer of the shares shall require the Issuer or any Manager to publish a prospectus pursuant to Article 3 of the EU Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the EU Prospectus Regulation.

Each person in an EEA State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the Company and the representatives that it is a qualified investor within the meaning of the EU Prospectus Regulation.

In the case of any shares being offered to a financial intermediary as that term is used in Article 5(1) of the EU Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their

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offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in an EEA State to qualified investors, in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

The Company, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to the shares in any EEA State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “EU Prospectus Regulation” means Regulation (EU) 2017/1129.

The above selling restriction is in addition to any other selling restrictions set out below.

United Kingdom

In relation to the United Kingdom an offer of securities described in this prospectus may not be made to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in the United Kingdom, except that an offer of securities described in this prospectus may be made to the public in the United Kingdom at any time:

•

to any legal entity which is a qualified investor as defined in Article 2 of Regulation (EU) 2017/1129 as it forms part of domestic law of the United Kingdom by virtue of the European Union (Withdrawal) Act 2018, as amended by the European Union (Withdrawal Agreement) Act 2020 (“EUWA”) (the “UK Prospectus Regulation”);

•	to fewer than 150 natural or legal persons (other than qualified investors as defined in the UK Prospectus Regulation); or

•	in any other circumstances falling within section 86 of the United Kingdom’s Financial Services and Markets Act 2000, as amended (the “FSMA”),

provided that no such offer of securities described in this prospectus shall result in a requirement for the publication by us of a prospectus pursuant to section 85 of the FSMA. For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities.

This document is only being distributed to and is only directed at (1) persons who are outside the United Kingdom or (2) persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (3) high net worth entities falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents. This document is confidential and is being supplied to the reader solely for its information and may not be reproduced, redistributed or passed on to any other person or published, in whole or in part, for any other purpose.

Any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of the securities may only be communicated or caused to be communicated in circumstances in which Section 21(1) of the FSMA does not apply.

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All applicable provisions of the FSMA must be complied with in respect to anything done by any person in relation to the securities in, from or otherwise involving the United Kingdom.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are “accredited investors,” as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are “permitted clients,” as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment hereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The securities may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (the “Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “Securities and Futures Ordinance”), (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the securities may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of common stock may not be circulated or distributed, nor may the shares of common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a “relevant person” (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275

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of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares of common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an “accredited investor” (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the “securities” (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for six months after that corporation has acquired the shares of common stock under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a “relevant person” (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an “accredited investor” (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a “relevant person” (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Singapore SFA Product Classification—In connection with Section 309B of the SFA and the CMP Regulations 2018, unless otherwise specified before an offer of shares of our common stock, we have determined, and hereby notify, all relevant persons (as defined in Section 309A(1) of the SFA), that shares of our common stock are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended) (the “FIEA”). The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Switzerland

We have not and will not register with the Swiss Financial Market Supervisory Authority (“FINMA”) as a foreign collective investment scheme pursuant to Article 119 of the Federal Act on Collective Investment Scheme of 23 June 2006, as amended (“CISA”), and accordingly the securities being offered pursuant to this prospectus have not and will not be approved, and may not be

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licensable, with FINMA. Therefore, the securities have not been authorized for distribution by FINMA as a foreign collective investment scheme pursuant to Article 119 CISA and the securities offered hereby may not be offered to the public (as this term is defined in Article 3 CISA) in or from Switzerland. The securities may solely be offered to “qualified investors,” as this term is defined in Article 10 CISA, and in the circumstances set out in Article 3 of the Ordinance on Collective Investment Scheme of 22 November 2006, as amended (“CISO”), such that there is no public offer. Investors, however, do not benefit from protection under CISA or CISO or supervision by FINMA. This prospectus and any other materials relating to the securities are strictly personal and confidential to each offeree and do not constitute an offer to any other person. This prospectus may only be used by those qualified investors to whom it has been handed out in connection with the offer described in this prospectus and may neither directly or indirectly be distributed or made available to any person or entity other than its recipients. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in Switzerland or from Switzerland. This prospectus does not constitute an issue prospectus as that term is understood pursuant to Article 652a and/or 1156 of the Swiss Federal Code of Obligations. We have not applied for a listing of the securities on the SIX Swiss Exchange or any other regulated securities market in Switzerland, and consequently, the information presented in this prospectus does not necessarily comply with the information standards set out in the listing rules of the SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange.

Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (the “DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares or common stock to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares of common stock offered should conduct their own due diligence on the shares of common stock. If you do not understand the contents of this prospectus, you should consult an authorized financial advisor.

Australia

No placement document, prospectus, product disclosure statement, or other disclosure document has been lodged with the Australian Securities and Investments Commission in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement, or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement, or other disclosure document under the Corporations Act.

Any offer in Australia of the shares of common stock may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares of common stock without disclosure to investors under Chapter 6D of the Corporations Act.

The shares of common stock applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be

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required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares of common stock must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives, and circumstances, and, if necessary, seek expert advice on those matters.

Mexico

The shares of common stock have not been registered with the National Securities Registry (Registro Nacional de Valores) or reviewed or authorized by the National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) of Mexico or listed in any Mexican securities exchange. Any Mexican investor who acquires shares of common stock does so at his or her own risk. The shares of common stock will be initially placed with less than 100 persons in Mexico. Once placed, the shares of common stock can be resold exclusively to persons that qualify as qualified investors or institutional investors pursuant to applicable provisions of Mexican law.

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PURSUANT TO 17 C.F.R. SECTION 200.83

LEGAL MATTERS

The validity of our common stock offered by this prospectus will be passed upon for us by Vinson & Elkins L.L.P., Houston, Texas. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham  & Watkins LLP, New York, New York.

EXPERTS

The balance sheet of MN8 Energy, Inc. as of June 30, 2022 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Goldman Sachs Renewable Power LLC and subsidiaries as of December 31, 2021 and 2020 and for each of the three years in the period ended December 31, 2021 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

ADDITIONAL INFORMATION

We have filed with the SEC a Registration Statement on Form S-1 under the Securities Act with respect to our common stock offered under this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits and schedules to the registration statement as permitted by the rules and regulations of the SEC. Some items are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and our common stock, please refer to the registration statement including its exhibits and schedules filed therewith. Statements contained in this prospectus relating to any contract or other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC maintains an Internet website that contains reports, proxy statements, and other information. The address of that website is www.sec.gov. Information contained on any website we refer to in this prospectus is not part of this prospectus or any report filed with or furnished to the SEC.

As a result of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act and, accordingly, will be required to file annual reports containing financial statements audited by an independent public accounting company, quarterly reports containing unaudited financial statements, current reports, proxy statements and other information with the SEC. These periodic reports, proxy statements, and other information will be available for inspection and copying at the website of the SEC referred to above. We also maintain a website at www.mn8energy.com. Upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Our website is included in this prospectus as an inactive textual reference only. The information found on our website is not part of this prospectus or any report filed with or furnished to the SEC.

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CONFIDENTIAL TREATMENT REQUESTED

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UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

The following unaudited pro forma consolidated financial statements (“pro forma financial statements”) present the combination of the historical consolidated financial statements of MN8 Energy LLC adjusted to give effect to this offering, the Internalization Transaction, the Corporate Reorganization and related transactions (collectively, the “Transactions”). The unaudited pro forma consolidated balance sheet (“pro forma balance sheet”) presents the historical consolidated balance sheet of MN8 Energy LLC after giving effect to the Transactions as if they had been consummated on June 30, 2022. The unaudited pro forma consolidated statement of operations (“pro forma statement of operations”) presents the historical consolidated statement of operations of MN8 Energy LLC for the year ended December 31, 2021 and for the six months ended June 30, 2022, after giving effect to the Transactions as if they had been consummated on January 1, 2021, the beginning of the earliest period presented.

The pro forma adjustments are preliminary and are subject to change as additional information becomes available and as additional analysis is performed. The preliminary pro forma adjustments have been made solely for the purpose of providing the pro forma financial statements presented below. Assumptions and estimates underlying the adjustments to the unaudited pro forma consolidated financial statements are described in the accompanying notes. The transaction accounting adjustments are based on available information and certain assumptions that management believes are reasonable and supportable. Actual adjustments may differ from the pro forma adjustments. However, management believes that the assumptions provide a reasonable basis for presenting the significant effects of the Transactions as contemplated and the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma consolidated financial statements. The unaudited pro forma consolidated financial statements have been presented for illustrative purposes only and are not necessarily indicative of the operating results and financial position that would have been achieved had the Transactions occurred on the dates indicated. Further, the unaudited pro forma consolidated financial statements do not purport to project the future operating results or financial position of MN8 Energy following the Transactions. In our opinion, all adjustments are based on available information and assumptions that we believe are reasonable and necessary to present fairly the pro forma information.

The pro forma adjustments in the Internalization Transaction, Reorganization and Offering Adjustments columns principally give effect to:

•	the Internalization Transaction and Corporate Reorganization as described in “Internalization Transaction and Corporate Reorganization;”

•	the acquisition of QBI Solutions;

•

the issuance and sale of              shares of common stock in this offering in exchange for net proceeds of approximately $             , after deducting underwriting discounts and commissions but before offering expenses; and

•	the payment of fees and expenses related to this offering.

A pro forma adjustment has been made to reflect the incremental costs expected to be incurred as an independent, separate public company. These pro forma adjustments are referred to as “Autonomous Entity Adjustments” in these unaudited pro forma consolidated financial statements. The unaudited pro forma consolidated financial statements, although helpful in illustrating the financial characteristics of the combined company under one set of assumptions, do not reflect the benefits of expected cost savings (or associated costs to achieve such savings), opportunities to earn additional revenue or other factors that may result as a consequence of the Transactions and, accordingly, do not attempt to predict or suggest future results.

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The pro forma financial statements should be read in conjunction with (i) the accompanying notes to the pro forma financial statements and (ii) the historical consolidated financial statements of MN8 Energy LLC and the notes related thereto included elsewhere in this prospectus, as well as the sections of this prospectus entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

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MN8 ENERGY, INC.

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET

As of June 30, 2022

	Historical MN8 Energy LLC	Autonomous Entity Adjustments: Internalization Transaction		Transaction Accounting Adjustments: Reorganization Adjustments		Transaction Accounting Adjustments: Offering Adjustments		Pro Forma MN8 Energy, Inc.
	(in thousands)
Assets
Current assets:
Cash and cash equivalents	$144,579	$(34,000)	(a),(b)	$—			(f)
Restricted cash	97,725
Accounts receivable	59,419
Prepayments and other assets, net	51,621						(g)

Total current assets	$353,344	$(34,000)		$—

Solar energy and storage facilities, net	3,060,962
Other Assets
Right of use assets, net—operating	56,502
Right of use assets, net—finance	366,480
Intangible assets, net	591,910
Derivative assets	4,691
Other non-current assets	4,955	8,000	(b)		(i)

Total assets	4,438,844	$(26,000)		—

Liabilities, redeemable non-controlling interests members’/shareholders’ equity
Current liabilities
Accrued expenses and other current liabilities	$62,578
Accounts payable—related parties, net	11,170
Distribution payable	20,625
Lease obligations—operating, current portion	4,714
Lease obligations—finance, current portion	11,913
Tax equity sale leaseback, current portion	82,177
Long-term debt, current portion	306,052

Total current liabilities	499,229	—		—

Other liabilities
Lease obligations—operating, net of current portion	52,054
Lease obligations—finance, net of current portion	370,128
Tax equity sale leaseback, net of current portion	357,612
Long-term debt, net of current portion	1,748,246
Asset retirement obligations and other non-current liabilities	83,872
Deferred tax liabilities, net	107,545

Total liabilities	3,218,686	—		—

Commitments and contingencies
Redeemable non-controlling interests	$33,032
Members’ shareholders’ equity:
Members’ equity	1,016,799	(3,000)	(a)		(e)
Common Stock	—				(e)		(f)
Additional paid-in Capital	—				(e)		(f),(g)
Retained Earnings	—	—
Non-controlling interests	170,327	(23,000)	(a),(b)		(e)
Total equity	1,187,126	(26,000)		—

Total liabilities, redeemable non-controlling interests and members’/shareholders’ equity	$4,438,844	$(26,000)		—

CONFIDENTIAL TREATMENT REQUESTED

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MN8 ENERGY, INC.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

Six Months Ended June 30, 2022

	Historical MN8 Energy LLC	Autonomous Entity Adjustments: Internalization Transaction		Transaction Accounting Adjustments: Reorganization Adjustments	Transaction Accounting Adjustments: Offering Adjustments	Pro Forma MN8 Energy, Inc.
Operating revenues:
Operating revenues	$178,310	$—		$—	$—
Contract amortization	(24,018)	—		—	—

Total operating revenues, net	154,292	—		—	—
Operating costs and expenses:
Operations and maintenance, excluding depreciation, amortization and accretion	24,694	—		—	—
Depreciation, amortization and accretion	54,994	—		—	—
Acquisition and development costs	1,219
Internalization costs	2,386
General and administrative	9,777	16,120	(a),(c)		—
Related party management and administration fee	9,926	(9,926)	(a)		—

Total operating costs and expenses	101,996	6,194		—	—

Operating income	52,296	(6,194)		—	—

Other expenses:
Interest expense, net	(39,355)	—		—	—
Other income, net	2,501
Gain on tax-equity sale-leaseback buyouts	6,465

Total other expenses	(30,389)	—		—	—

Net income (loss) before income taxes	21,907	(6,194)		—	—

Income tax benefit (expense)	(43,822)	1,679	(d)	—	—

Net income (loss)	(21,915)	(4,516)		—	—

Net loss attributable to non-controlling interests and redeemable non-controlling interests	(73,084)	—		—	—

Net income (loss) attributable to stockholders	$51,169	$(4,516)		$—	$—

Basic and Diluted Earnings per Common Share						$—	(h	)
Weighted average common shares outstanding:
Basic and Diluted						—	(h	)

CONFIDENTIAL TREATMENT REQUESTED

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MN8 ENERGY, INC.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

Year Ended December 31, 2021

	Historical Goldman Sachs Renewable Power LLC	Autonomous Entity Adjustments: Internalization Transaction			Transaction Accounting Adjustments: Reorganization Adjustments	Transaction Accounting Adjustments: Offering Adjustments	Pro Forma MN8 Energy, Inc.
Operating revenues
Operating revenues	$294,441	$—			$—	$—
Contract amortization	(48,007)
Total operating revenues, net	246,434
Operating costs and expenses:
Operations and maintenance, excluding depreciation, amortization and accretion	$41,670
Depreciation, amortization and accretion	78,884
General and administrative	41,617	26,762	(a	),(c)
Related party management and administration fee	18,059	(18,059)	(a	)

Total operating costs and expenses	180,230	8,703

Operating Income	66,204	(8,703)

Other Expense:
Interest expense	(75,910)
Loss on extinguishment of debt	—						—
Other expense, net	(7,885)

Total other expense	(83,795)

Net income (loss) before income taxes	$(17,591)	(8,703)

Income tax benefit (expense)	(38,618)	2,359	(d	)

Net loss	(56,209)	(6,344)

Net income (loss) attributable to non-controlling interests and redeemable non-controlling interests	$(230,845)

Net income (loss) attributable to members
Net income (loss) before income taxes
Net loss attributable to common stockholders	$ 174,636	$(6,344)

Basic and Diluted Earnings per Common Share								(h	)
Weighted average common shares outstanding:
Basic and Diluted								(h	)

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NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS

Note 1. Basis of Presentation

The pro forma consolidated financial information has been derived from the historical consolidated financial statements of MN8 Energy LLC.

On May 18, 2022, we entered into an agreement with MN8 Energy Operating Company LLC (f/k/a Goldman Sachs Renewable Power Operating Company LLC) (“OpCo”), MN8 Energy, Inc. (“MN8 Energy”), Goldman Sachs Asset Management, L.P. (“GSAM”) and GSAM Holdings II (the “Special Interest Member”) to engage in an internalization transaction (“Internalization Transaction”), which we closed on August 4, 2022. Pursuant to the Internalization Transaction, among other things:

•	the Management Services Agreement was terminated and GSAM is no longer entitled to management fees or administrative fees from us;

•	we agreed to directly employ the approximately 100 professionals previously employed by GSAM that were dedicated to our business under the Management Services Agreement;

•

we entered into a transition services agreement with MN8 Energy, OpCo and GSAM that provides for the provision of certain administrative services by GSAM to MN8 Energy, OpCo and us for a specified period of time following the closing of the Internalization Transaction;

•	the OpCo Incentive Allocation was terminated;

•

OpCo and its subsidiaries made an aggregate payment of $30 million (less $3.0 million in cash signing bonuses to be paid to former GSAM employees) to the Special Interest Member and affiliates thereof, and $4 million of such payment was credited against, and reduced, the purchase price payable to GSAM Holdings LLC (“GSAM Holdings”) pursuant to the QBI Solutions Share Purchase Agreement;

•

the parties agreed that, in connection with the Corporate Reorganization, the Special Interest will be exchanged (the “Special Interest Exchange”) by the Special Interest Member for a number of shares of common stock of MN8 Energy (the “Special Interest Shares”) calculated in the manner further described in “Internalization Transaction and Corporate Reorganization”, which calculation is derived from an implied equity value for our company before giving effect to this offering based on the initial public offering price per share set forth on the cover of this prospectus and takes into account prior distributions, including the cash payment to the Special Interest Member described above; using an assumed initial public offering price for our common stock of $         per share (the midpoint of the price range set forth on the cover of this prospectus), we would issue                 Special Interest Shares.

Prior to this offering, MergerCo, a wholly owned subsidiary of MN8 Energy, a newly incorporated Delaware corporation formed for the purpose of effecting this offering and the transactions related thereto, will merge into MN8 Energy LLC, with MN8 Energy LLC surviving such merger as a wholly owned subsidiary of MN8 Energy (the “Merger”), and all outstanding limited liability company interests in MN8 Energy LLC will be exchanged for shares of common stock of MN8 Energy, with each member entitled to receive its pro rata portion of such shares of common stock based on such member’s rights to distributions from MN8 Energy LLC. In connection with the Merger and the Special Interest Exchange, an aggregate of                 shares of common stock of MN8 Energy will be issued to the existing holders of the limited liability interests of MN8 Energy LLC (the “Existing Owners”) and the Special Interest Member of which, based on the an initial public offering price of $         per common share (the midpoint of the price range on the cover of this prospectus),                 shares will be issued to the Existing Owners in the Merger and                 shares will be issued to the Special Interest Member in the Special Interest Exchange. Following the Merger and the Special Interest Exchange, MN8 Energy will issue                shares of common stock to the public in this offering in exchange for the proceeds of this offering. After giving effect to the Corporate Reorganization, the Internalization Transaction and the offering contemplated by this prospectus, and assuming no exercise of the underwriters’ option to purchase additional shares:

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•

GSAM (including through the Special Interest Member) will own                of our shares of common stock, which, based on an initial public offering price of $             per share (the midpoint of the price range set forth on the cover page of this prospectus), representing an aggregate illustrative value of approximately $             and approximately    % of the voting power thereof;

•

the Existing Owners other than GSAM will own                of our shares of common stock, which, based on an initial public offering price of $             per share (the midpoint of the price range set forth on the cover page of this prospectus), representing an aggregate illustrative value of approximately $             and approximately    % of the voting power thereof; and

•

investors in this offering will own                of our shares of common stock, which, based on an initial public offering price of $             per share (the midpoint of the price range set forth on the cover page of this prospectus), representing an aggregate illustrative value of approximately $             and approximately                % of the voting power thereof.

As a public company, we will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. We expect to incur additional annual expenses related to these steps and, among other things, additional directors’ and officers’ liability insurance, director fees, reporting requirements of the SEC, transfer agent fees, hiring additional accounting, legal and administrative personnel, increased auditing and legal fees and similar expenses. We have not included any pro forma adjustments relating to these costs as these costs cannot reasonably be estimated.

In our opinion, the pro forma financial statements reflect pro forma adjustments that are described in the accompanying notes and are based on currently available information. All adjustments have been made that are necessary to present fairly the pro forma financial statements; however, actual results may differ from those reflected in these statements. The pro forma financial statements do not purport to represent what the combined company’s financial position or results of operations would have been if the transaction had actually occurred on the date indicated, nor are they indicative of our future financial position or results of operations. Actual results may differ materially from the assumptions and estimates reflected in these pro forma financial statements.

Note 2. Pro Forma Adjustments

The following adjustments have been made to the accompanying pro forma financial statements:

Autonomous Entity Adjustments

(a)	This adjustment relates to the Internalization Transaction and is made up of the following components:

Cancellation of Management Services Agreement

Reflects the termination of the Management Services Agreement with GSAM. Under the Internalization Agreement, GSAM will no longer receive fees for management and administrative services. For the six months ended June 30, 2022, GSAM earned approximately $6.1 million and $3.8 million of management and administrative fees, respectively. For the year ended December 31, 2021, GSAM earned approximately $10.4 million and $7.7 million of management and administrative fees, respectively.

Internalization Payment

Upon the Internalization Transaction closing, OpCo paid to the Special Interest Member a cash payment equal to $30.0 million, reduced by $3.0 million in cash signing bonuses to be

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paid to certain GSAM employees who become MN8 Energy employees. $4.0 million of such payment was credited against, and reduced, the purchase price payable to GSAM Holdings pursuant to the QBI Solutions Share Purchase Agreement.

Transition Services Agreement

As part of Internalization, we entered into a Transition Services Agreement with GSAM for a specified period of time post close of the Internalization Transaction that will allow for continued support from GSAM risk management, accounting, tax, information technology and compliance. Adjustment represents expenses, including the Transition Services Agreement, we expect to incur as an independent, separate company following the Internalization that were historically provided by GSAM. For the six months ended June 30, 2022, such amount was $2.2 million and for the year ended December 31, 2021, such amount was $4.3 million.

(b)

Represents the acquisition of 51% of QBI Solutions for a purchase price of $8.0 million, provided that $4 million of the cash payment made by OpCo to the Special Interest Member in connection with the closing of the Internalization Transaction was credited against, and reduced, the purchase price for the QBI Solutions shares. Purchase is recorded in other non-current assets as an equity method investment as the minority shareholders retain certain shareholder rights and control of the ongoing activities therein. Historical results of operations of QBI Solutions for the six months ended June 30, 2022 and for the year ended December 31, 2021 were not material and are not reflected in the accompanying pro forma financial statements.

(c)

Represents remuneration costs for professionals employed by GSAM that were dedicated to our business under the Management Services Agreement as of each period presented. For the six months ended June 30, 2022, such amount was $13.9 million and for the year ended December 31, 2021, such amount was $22.5 million.

Transaction Accounting Adjustments

(d)	Reflects the tax effects of the pro forma pre-tax adjustments at the applicable statutory federal and state income tax rate of 27.1%.

(e)

Reflects a reclassification of members equity of $994.9 million. In connection with this offering and the Corporate Reorganization, we will issue                  shares of common stock to the holders of all the then-outstanding limited liability company interests in MN8 Energy LLC in the Merger and                  shares of common stock in the Special Interest Exchange, with such issuances based upon the initial public offering price.

(f)

Reflects the issuance and sale of                  shares of common stock at an initial public offering price of $                per share (the midpoint of the price range set forth on the cover page of this prospectus), net of underwriting discounts and commissions of $                million, in the aggregate, and additional estimated expenses related to this offering of approximately $                million and the use of the net proceeds therefrom as described in “Use of Proceeds.” This amount has been determined based on the assumption that the underwriters’ option to purchase additional shares of common stock is not exercised.

(g)

We have deferred certain costs associated with the offering, including certain legal, accounting and other related expenses, which have been recorded in other assets on our consolidated balance sheet. Upon completion of the offering, these deferred costs will be charged against the proceeds from the offering with a corresponding reduction to additional paid-in capital.

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(h)	Reflects pro forma net income (loss) per common share on a pro forma basis for the Corporate Reorganization and the issuance of shares of common stock in this offering as shown below:

June 30, 2022
Pro forma net income (loss)
Pro forma net income (loss) attribute to non-controlling interest owners
Shares issued in the Corporate Reorganization and the offering
Basic and diluted net income (loss) per share

(i)

Reflects the acquisition of the remaining 49% equity interest in QBI Solutions for a purchase price of €10 million. As a result, QBI is now our wholly owned subsidiary and will no longer be accounted for as an equity method investment. The purchase is accounted for as a business combination and the fair value of purchase consideration is allocated to the tangible and intangible assets acquired and the liabilities assumed, based on their estimated fair values.

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MN8 ENERGY, INC.

BALANCE SHEET

FOR THE PERIOD ENDED JUNE 30, 2022

And Report of Independent Registered Public Accounting Firm

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Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of MN8 Energy, Inc.

Opinion on the Financial Statement – Balance Sheet

We have audited the accompanying balance sheet of MN8 Energy, Inc. (the “Company”) as of June 30, 2022, including the related notes (collectively referred to as the “financial statement”). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of June 30, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statement that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the financial statement and (ii) involved our especially challenging, subjective, or complex judgments. We determined there are no critical audit matters.

Dallas, Texas

August 24, 2022

We have served as the Company’s auditor since 2022.

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MN8 ENERGY, INC.

BALANCE SHEET

June 30, 2022
COMMITMENTS AND CONTINGENCIES (Note 3)
STOCKHOLDER’S EQUITY:
Common stock, par value $0.01 per share, 1,000 shares authorized, 1,000 shares issued and outstanding	$10
Common stock receivable	(10)

Total stockholder’s equity	$—

The accompanying notes are an integral part of this financial statement.

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MN8 ENERGY, INC.

NOTES TO BALANCE SHEET

FOR THE PERIOD ENDED JUNE 30, 2022

1. ORGANIZATION:

New PubCo Renewable Power Inc. (the “Company”) was incorporated in Delaware on January 21, 2022. On April 8, 2022, the Company filed with the Secretary of State of the State of Delaware to amend the Certificate of Formation to change the name of the Company to MN8 Energy, Inc.

The Company was formed for the purpose of completing a public offering and related transactions in order to carry on the business of Goldman Sachs Renewable Power LLC (“GSRP”) and GSRP’s respective consolidated subsidiaries as a publicly traded entity. GSRP currently operates its business through Goldman Sachs Renewable Power Operating Company LLC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The accompanying financial statement of the Company has been prepared in accordance with accounting principles generally accepted in the United States of America. Separate statements of operations, of stockholder’s equity and of cash flows, have not been presented because there have been no activities in the entity.

3. COMMITMENTS AND CONTINGENCIES:

The Company may become involved in various legal proceedings and disputes in the ordinary course of business. The Company records a liability in its financial statement for costs related to claims, settlements, and judgements where management has assessed that a loss is probable, and an amount can be reasonably estimated. The Company is not aware of any legal proceedings or disputes.

4. COMMON STOCK

The Company is authorized to issue 1,000 shares of common stock, par value $0.01 per share, all of which have been issued and are outstanding. No consideration has been received for such issuance and is reflected as a common stock receivable and a reduction to stockholder’s equity.

5. SUBSEQUENT EVENTS:

No events have occurred subsequent to June 30, 2022 through August 24, 2022, which is the date the financial statement was available to be issued, that would require disclosure.

On August 4, 2022, GSRP and Goldman Sachs Asset Management, L.P. (“GSAM”) closed an internalization agreement to insource the management and administration previously provided by GSAM and form a new independent company. At close, GSRP was renamed MN8 Energy LLC.

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MN8 ENERGY LLC AND SUBSIDIARIES

(formerly known as GOLDMAN SACHS RENEWABLE POWER LLC AND SUBSIDIARIES)

Unaudited Consolidated Financial Statements

For the Six Months Ended June 30, 2022

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PURSUANT TO 17 C.F.R. SECTION 200.83

MN8 ENERGY LLC AND SUBSIDIARIES

(formerly known as GOLDMAN SACHS RENEWABLE POWER LLC AND SUBSIDIARIES)

UNAUDITED CONSOLIDATED BALANCE SHEETS

(in thousands)

	June 30, 2022	December 31, 2021
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$144,579	$169,197
Restricted cash	97,725	209,105
Accounts receivable (net of allowance of $283 and $565, respectively)	59,419	25,076
Prepayments and other assets, net	51,621	48,439

Total current assets	353,344	451,817

Solar energy and storage facilities, net	3,060,962	2,953,982

OTHER ASSETS:
Right of use assets, net - operating	56,502	58,037
Right of use assets, net - finance	366,480	155,506
Intangible assets, net	591,910	615,929
Derivative assets	4,691	-
Other non-current assets	4,955	1,679

Total assets	$4,438,844	$4,236,950

LIABILITIES, REDEEMABLE NON-CONTROLLING INTERESTS AND MEMBERS’ EQUITY
CURRENT LIABILITIES:
Accrued expenses and other current liabilities	$62,578	$112,882
Accounts payable - related parties, net	11,170	9,154
Distribution payable	20,625	20,847
Lease obligations - operating, current portion	4,714	4,581
Lease obligations - finance, current portion	11,913	10,762
Tax equity sale leaseback, current portion	82,177	77,035
Long-term debt, current portion	306,052	451,742

Total current liabilities	499,229	687,003

OTHER LIABILITIES:
Lease obligations - operating, net of current portion	52,054	54,503
Lease obligations - finance, net of current portion	370,128	153,135
Tax equity sale leaseback, net of current portion	357,612	396,672
Long-term debt, net of current portion	1,748,246	1,609,067
Asset retirement obligations and other non-current liabilities	83,872	79,212
Derivative liabilities	-	6,498
Deferred tax liabilities, net	107,545	71,098

Total liabilities	3,218,686	3,057,188

COMMITMENTS AND CONTINGENCIES (Note 15)
REDEEMABLE NON-CONTROLLING INTERESTS	33,032	28,393
EQUITY:
Members’ equity	1,016,799	1,007,575
Non-controlling interests	170,327	143,794

Total equity	1,187,126	1,151,369

Total liabilities, redeemable non-controlling interests and members’ equity	$4,438,844	$4,236,950

The accompanying notes are an integral part of these unaudited consolidated financial statements.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

MN8 ENERGY LLC AND SUBSIDIARIES

(formerly known as GOLDMAN SACHS RENEWABLE POWER LLC AND SUBSIDIARIES)

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands)

	For the six months ended June 30,
	2022	2021
OPERATING REVENUES:
Operating revenues	$178,310	$146,059
Contract amortization	(24,018)	(23,411)

Total operating revenues, net	154,292	122,648

OPERATING COSTS AND EXPENSES:
Operations and maintenance, excluding depreciation, amortization and accretion	24,694	21,637
Depreciation, amortization and accretion	53,994	32,998
Acquisition and development costs	1,219	4,313
Internalization costs	2,386	-
General and administrative	9,777	11,481
Related party management and administration fee	9,926	8,241

Total operating costs and expenses	101,996	78,670

OPERATING INCOME	52,296	43,978
OTHER EXPENSES:
Interest expense, net	(39,355)	(30,593)
Other income (expense), net	2,501	(3,949)
Gain on tax equity sale-leaseback buyouts	6,465	-

Total other expenses	(30,389)	(34,542)

NET INCOME BEFORE INCOME TAXES	21,907	9,436
INCOME TAX EXPENSE	43,822	4,898

NET INCOME (LOSS)	(21,915)	4,538
NET LOSS ATTRIBUTABLE TO NON-CONTROLLING INTERESTS AND REDEEMABLE NON-CONTROLLING INTERESTS	(73,084)	(29,432)

NET INCOME ATTRIBUTABLE TO MEMBERS	$51,169	$33,970

The accompanying notes are an integral part of these unaudited consolidated financial statements.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

MN8 ENERGY LLC AND SUBSIDIARIES

(formerly known as GOLDMAN SACHS RENEWABLE POWER LLC AND SUBSIDIARIES)

UNAUDITED CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2022 AND 2021

(in thousands)

	Members	Non-controlling Interests	Total
BALANCE AS OF DECEMBER 31, 2020	$915,647	$118,698	$1,034,345

Cash contributions	—	15,031	15,031
Distributions	(41,014)	(9,907)	(50,921)
Net income (loss)	33,970	(39,705)	(5,735)

BALANCE AS OF JUNE 30, 2021	$908,603	$84,117	$992,720

BALANCE AS OF DECEMBER 31, 2021	$1,007,575	$143,794	$1,151,369

BALANCE AS OF MARCH 31, 2022	$994,923	$127,893	$1,122,816

Cash contributions	—	118,019	118,019
Distributions	(41,945)	(12,683)	(54,628)
Net income (loss)	51,169	(78,803)	(27,634)

BALANCE AS OF JUNE 30, 2022	$1,016,799	$170,327	$1,187,126

The accompanying notes are an integral part of these unaudited consolidated financial statements.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

MN8 ENERGY LLC AND SUBSIDIARIES

(formerly known as GOLDMAN SACHS RENEWABLE POWER LLC AND SUBSIDIARIES)

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	For the six months ended June 30,
	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(21,915)	$4,538
Adjustments to reconcile net loss to net cash from operating activities:
Contract amortization	24,018	23,411
Depreciation, amortization and accretion	53,994	32,998
Interest expense on tax equity sale-leasebacks	18,433	13,396
Change in derivative instruments	(11,189)	(5,150)
(Gain) loss on tax equity sale-leaseback buyouts and acquisitions	(6,465)	289
Gain on termination of purchase obligation	(1,907)	—
Other	4,165	5,208
Changes in deferred taxes	36,447	4,898
Change in working capital, net of amounts acquired:
Accounts receivable	(34,453)	(18,132)
Prepayments and other assets	2,119	(12,126)
Lease obligations	(2,109)	(1,854)
Accrued expenses and other liabilities	(6,536)	(17,723)
Accounts payable - related parties, net	2,016	1,992

Net cash from operating activities	56,618	31,745

CASH FLOWS USED IN INVESTING ACTIVITIES:
Acquisitions of solar energy facilities, storage facilities and development assets	(48,052)	(34,949)
Additions to solar energy and storage facilities	(154,028)	(346,826)

Net cash used in investing activities	(202,080)	(381,775)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments on tax equity sale-leasebacks	(16,903)	(17,554)
Payments on long-term debt	(500,138)	(508,913)
Proceeds from issuance of long-term debt	496,767	953,358
Cash contributions	118,019	15,031
Cash distributions	(53,173)	(50,208)
Payments of debt extinguishment costs and deferred financing costs	(5,956)	(17,813)
Purchase exercise on tax equity sale-leasebacks	(23,560)	(4,541)
Payments on lease obligations	(5,592)	(4,299)

Net cash from financing activities	9,464	365,061

NET CHANGE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(135,998)	15,031
CASH, CASH EQUIVALENTS AND RESTRICTED CASH, beginning of period	378,302	162,985

CASH, CASH EQUIVALENTS AND RESTRICTED CASH, end of period	$242,304	$178,016

The accompanying notes are an integral part of these consolidated financial statements.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

MN8 ENERGY LLC AND SUBSIDIARIES

(formerly known as GOLDMAN SACHS RENEWABLE POWER LLC AND SUBSIDIARIES)

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	For the six months ended June 30,
	2022	2021
SUPPLEMENTAL DISCLOSURES:
Cash paid for interest, net of amount capitalized	$25,249	$23,719
SCHEDULE OF NON-CASH ACTIVITIES:
Non-cash additions to solar energy facilities included in accounts payable and accrued liabilities	$6,098	$183
Non-cash additions to right of use assets - finance and lease obligations - finance	$217,527	$35,136
Non-cash distribution payable to members	$20,625	$20,620

The accompanying notes are an integral part of these unaudited consolidated financial statements.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

MN8 ENERGY LLC AND SUBSIDIARIES

(FORMERLY KNOWN AS GOLDMAN SACHS RENEWABLE POWER LLC AND SUBSIDIARIES)

NOTES TO INTERIM UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(in thousands)

Note 1 — Nature of Business

Goldman Sachs Renewable Power LLC (the Parent Company or Company), a Delaware limited liability company, was organized effective September 19, 2017. The Parent Company was formed by Goldman Sachs RP Holdings LLC (the GS Member), which initially held a controlling financial interest. Various additional members (the Third-Party Members, and together with the GS Member, the Members) were admitted pursuant to the Amended and Restated Limited Liability Company Agreement (the LLC Agreement) executed on February 9, 2018. Subsequent to the initial close, the Parent Company admitted additional Third-Party Members until the final close on August 10, 2019.

The Parent Company owns a controlling membership interest in Goldman Sachs Renewable Power Operating Company LLC (the Operating Company). The Operating Company was formed by the Parent Company, in its capacity as the managing member, and GSAM Holdings II LLC (the Special Interest Member, an affiliate of Goldman Sachs Asset Management, L.P.). The Operating Company wholly owns certain holding companies (collectively, the Holding Companies). Various tax-equity investors own membership interests in subsidiaries of certain Holding Companies. The Parent Company, the Operating Company, the Holding Companies and all subsidiaries are collectively referred to as the Company herein. The Company formed to finance, acquire, and own renewable energy projects that meet the needs of its customers.

Goldman Sachs Asset Management, L.P. (GSAM), a Delaware limited partnership and an affiliate of Goldman Sachs & Co. LLC (GS&Co), is the investment adviser of the Company. GSAM, or its affiliates, earn administrative fees and management fees for services provided to the Company.

On August 4, 2022, the Company and GSAM closed an Internalization Agreement to insource the management and administration of the Company previously provided by GSAM. Upon close, the Company was renamed MN8 Energy LLC. Under the terms of the Internalization Agreement, the existing Management Services Agreement with GSAM terminated, and GSAM will no longer receive fees for management and administrative services. Additionally, the Internalization Agreement terminated the Incentive Allocation held by the Special Interest Member. To ensure a smooth transition, the Company has also entered into a Transition Services Agreement (TSA) with GSAM for a period of two to nine months after closing that will allow for continued support from GSAM risk management, legal, accounting, tax, information technology and compliance. The TSA will enable the Company to continue normal operations while building its resources and infrastructure to operate as a standalone company.

The Company made an upfront cash payment of approximately $27,000 to GSAM. Upon a liquidity event and in exchange for the Special Interest Member, GSAM will be eligible for 18% of the implied gain for outstanding equity less the upfront cash payment paid at close, in the form of units in the Company. GSAM will also have the right to designate one director until its ownership stake is less than 5%. On August 5, 2022, the Company consummated the purchase of a 51% ownership interest in the Quality Business Intelligence (QBI) software provider from GSAM for a purchase price of $8,000. Under the terms of the Internalization Agreement, a portion of the $27,000 payment to GSAM was credited towards the purchase price, resulting in an incremental payment of $4,000 to GSAM for the purchase of QBI.

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Basis of Presentation

The accompanying interim unaudited consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) for interim financial information.

In the opinion of management, the interim financial information reflects all adjustments of a normal recurring nature, necessary for a fair statement of the Company’s financial position as of June 30, 2022, the results of operations, income and cash flows for the six months ended June 30, 2022 and 2021, respectively. The consolidated balance sheet as of December 31, 2021 has been derived from the audited financial statements at that date, but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements. The accompanying interim unaudited consolidated financial statements should be read in conjunction with the consolidated financial statements and accompanying notes contained in the Company’s audited financial statements for the year ended December 31, 2021. Interim results are not necessarily indicative of results for a full year.

Note 2 — Summary of Significant Accounting Policies

Below are updates to significant accounting policies disclosed in the 2021 annual audited consolidated financial statements.

Use of Estimates

The preparation of the interim unaudited consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could be different from these estimates, and such differences may be material to the interim unaudited consolidated financial statements.

Cash, Cash Equivalents and Restricted Cash

The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the interim unaudited consolidated balance sheets that sum to the total of the same such amounts shown in the interim unaudited consolidated statements of cash flows:

	June 30, 2022	December 31, 2021
Cash and cash equivalents	$144,579	$169,197
Restricted cash	97,725	209,105

Cash, cash equivalents and restricted cash shown in the consolidated statements of cash flows	$242,304	$378,302

Acquisition and Development Costs

Acquisition and development costs include third party costs associated with the acquisition, financing and development of the Company’s solar and energy storage systems.

Internalization Costs

Internalization costs include third party costs related to the Internalization.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Recently Adopted Accounting Standards

In March 2020, the FASB issued ASU No. 2020-04, Facilitation of the Effects of Reference Rate Reform on Financial Reporting. The amendments provide for optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships and other transactions affected by reference rate reform if certain criteria are met. These amendments apply only to contracts that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The guidance is effective for all entities as of March 12, 2020 through December 31, 2022. As of June 30, 2022, the Company began applying the amendments to its eligible contract modifications, where applicable, and expects to continue to apply prospectively to all remaining contracts through December 31, 2022. The Standard does not have a material impact on the unaudited consolidated financial statements and related disclosures.

Note 3 — Acquisitions

The Company’s acquisitions have been reviewed pursuant to the guidance contained in ASC 805 and the Company has determined that such purchases meet the definition of asset acquisitions. The Company made the following asset acquisitions during the six months ended June 30, 2022:

	Acquisition Date	Purchase Price	Size (MWdc)
Hodson	March 25	$48,052	pre-operations

The following is a summary of assets and liabilities transferred in connection with the acquisitions:

As of March 25. 2022
Solar energy and storage facilities, net	$47,341
Right of use assets, net – financing	213,632
Other non-current assets	711
Lease obligations – financing	(213,632)

Total investment	48,052

Purchase price, net of cash acquired	$48,052

Note 4 — Solar Energy and Solar Facilities, net

The following presents the categories within solar energy and storage facilities:

	June 30, 2022	December 31, 2021
Solar energy facilities	$2,448,444	$2,431,364
Storage facilities	364,583	349,378
Construction in progress	398,227	277,457
Land	40,840	40,493

Subtotal	3,252,094	3,098,692
Less: accumulated depreciation	(191,132)	(144,710)

Solar energy and storage facilities, net	$3,060,962	$2,953,982

The Company recorded depreciation expense related to solar energy and storage facilities of $45,448 and $27,345 for the six months ended June 30, 2022 and 2021, respectively.

Note 5 — Tax Equity Sale-Leasebacks

The Company has acquired entities that, prior to acquisition, have entered into solar energy facility sale-leaseback arrangements with various financial institutions. Upon acquisition, the Company

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retains the classification of the sale-leaseback determined by the seller. Certain of these transactions were classified as failed sale-leasebacks by the seller under the accounting guidance applicable at the time; in such circumstances, the seller recorded a tax equity sale-leaseback equal to the sales proceeds. The Company revalued these tax equity sale-leasebacks as of the date of acquisition based on fair values. Lease payments are allocated between principal and interest using the Company-specific incremental borrowing rate or an imputed rate for the assumed exercise of the purchase option under the lease. These purchase options convey an option for the Company to purchase the underlying property at various periods in time at a fixed-price or the then current fair-market value of the asset for said solar energy facility subject to the lease.

The following presents the Company’s associated activity within tax equity sale-leasebacks for the six months ended June 30, 2022 and the year ended December 31, 2021:

	June 30, 2022	December 31, 2021
Beginning balance	$473,707	$494,651
Other adjustments	—	(50)
Buy-out	(29,496)	(4,854)
Lease payments	(16,903)	(42,640)
Interest expense	12,481	26,600

Total tax equity sale-leasebacks	439,789	473,707
Current maturities	(82,177)	(77,035)

Tax equity sale-leasebacks, net of current	$357,612	$396,672

Note 6 — Fair Value of Financial Instruments

ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels as follows:

Level 1—quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access as of the measurement date.

Level 2—inputs other than quoted prices included within Level 1 that are directly observable for the asset or liability or indirectly observable through corroboration with observable market data.

Level 3—unobservable inputs for the asset or liability only used when there is little, if any, market activity for the asset or liability at the measurement date.

In accordance with ASC 820, the Company determines the level in the fair value hierarchy within which each fair value measurement in its entirety falls, based on the lowest level input that is significant to the fair value measurement.

For cash and cash equivalents, restricted cash, accounts receivable—trade, accounts payable — trade, accounts payable—affiliates and accrued expenses and other current liabilities, the carrying amounts approximate fair value because of the short-term maturity of those instruments and are classified as Level 1 within the fair value hierarchy.

The carrying amounts and estimated fair values of the Company’s recorded financial instruments not carried at fair market value or that do not approximate fair value are as follows:

	June 30, 2022		December 31, 2021
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Long-term debt, including current portion	$2,070,418	$1,871,731	$2,073,789	$2,155,756

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The table above represents debt instruments with fixed and variable interest rates. The estimated fair value of variable rate debt approximates the carrying value, due primarily to the nature of the interest rates of the underlying instruments. The amounts above exclude debt issuance costs, which reduce the long-term debt presented in the Company’s unaudited consolidated balance sheets.

The company’s debt securities are not publicly traded and their fair value is based on expected future cash flows discounted at market interest rates, or current interest rates for similar instruments with equivalent credit quality and are classified as Level 2 within the fair value hierarchy.

Note 7 — Long-Term Debt, net

The Company’s debt consists of the following for the periods presented below:

Instrument	Maturity	Interest Rate	June 30, 2022	December 31, 2021
Corporate
Subscription Facility	2023	SOFR(2) + 2.00%	$221,500	$62,000
Portfolio-level
Senior secured notes	2044	3.77%	432,288	444,339
Senior secured notes 2	2046	3.10%	587,899	594,668
Senior secured notes 3	2047	3.29%	250,470	—
Warehouse facility	2026	LIBOR(1) + 1.75%	222,520	224,538
Construction and ITC bridge facility	2022	LIBOR(1) + 0.88%	—	380,002

Subtotal portfolio-level debt			1,493,177	1,643,547
Project-level
State Term Loans	2023 to 2038	Fixed 4.40% to 6.10%	142,533	144,906
		Floating LIBOR(3)(4) + 2.50% to 3.13%(5)	84,693	90,418
Charles Term Loans	2023 to 2036	Fixed 5.15%	52,238	52,859
		Floating LIBOR(1) + 2.00%	1,258	2,059
Chambers Term Loans	2028 to 2030	LIBOR(1) + 1.88% to 2.50%	75,019	78,000

Subtotal project-level debt			355,741	368,242

Total long-term debt			2,070,418	2,073,789
Current maturities			(306,052)	(451,742)
Unamortized debt premiums, net			5,629	6,096
Deferred financing costs, net			(21,749)	(19,076)

Long-term debt, net			$1,748,246	$1,609,067

(1)	The 30-day LIBOR rate was 1.79% and 0.11% as of June 30, 2022 and December 31, 2021, respectively.
(2)	The 30-day SOFR rate was 1.69% as of June 30, 2022. As of December 31, 2021, the Subscription Facility referenced 30-day LIBOR rate of 0.11% + 1.85%.
(3)	The 90-day LIBOR rate was 2.26% and 0.15% as of June 30, 2022 and December 31, 2021, respectively.
(4)	The 6-month LIBOR rate was 2.94% and 0.18% as of June 30, 2022 and December 31, 2021, respectively.
(5)	The Floating Rate Term Loan has an interest rate floor of 4% as of June 30, 2022 and December 31, 2021, respectively.

The Company was in compliance with the covenants required by each debt agreement as of June 30, 2022.

Senior secured notes 3

On December 28, 2021, the Company signed a note purchase agreement with the Bank of New York Mellon, as first lien collateral agent, intercreditor agent and as the notes agent (the Note Purchase Agreement 3). Pursuant to the Note Purchase Agreement 3, the Company issued, and in

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April 2022, the Company received approximately $251,667 aggregate principal amount of 3.29% notes (the Senior Secured Notes 3) maturing March 31, 2047, which the Company used to repay a portion of the Construction and ITC bridge facility. The Senior Secured Notes 3 are collateralized by the Company’s equity interests in GSRP Stanton LLC, an entity which maintains ownership interests in the Stanton project with a total nameplate capacity of approximately 390 MW and battery storage capacity of 561 MWh.

Subscription facility

As of June 30, 2022 and December 31, 2021, the size of the Subscription Facility was $221,500 and $62,000, respectively. As of June 30, 2022 and December 31, 2021, the unused portion of the Subscription Facility was approximately $250,872 and $407,779.

Warehouse facility

As of June 30, 2022 and December 31, 2021, the unused portion of the Warehouse Facility was approximately $268,181 and $267,955.

Letters of credit

As of June 30, 2022 and December 31, 2021, the Company has entered into various letters of credit agreements, with an aggregate amount of $260,079 and $248,623, respectively. The Company incurs commitment fees at annual rates of 0.88% - 2.10% based on the unused portions of the letters of credit.

Construction and ITC bridge facility

As of June 30, 2022, the Company repaid the Construction and ITC bridge facility using proceeds from the issuance of the Senior Secured Notes 3 and tax-equity investor contributions. As of December 31, 2021, the unused portions of the construction and ITC Bridge loans was $73,709.

Project-level debt

As of June 30, 2022 and December 31, 2021, the Company had a revolving commitment of approximately $42,593 and $42,650, respectively with no outstanding balances for either period.

Note 8 — Lease Obligations

The Company leases the sites upon which the solar energy and storage facilities are located, as well as certain of the solar energy facilities. The Company’s leases have remaining terms that range from less than a year to approximately 40 years, including extension options management expects to exercise. Additionally, the Company’s solar energy facility leases generally convey options for the Company to purchase the underlying property at various periods in time at a fixed-price or the then current fair-market value of the asset.

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The total costs associated with the Company’s leasing activities are as follows:

	Six months ended June 30,
	2022	2021
Finance lease costs:
Amortization of right of use assets	$6,638	$4,324
Interest on lease obligations	5,951	2,568
Operating lease costs:	2,463	2,350
Variable lease costs:	275	126

Total lease costs	$15,327	$9,369

The Company has also entered into certain lease agreements, under which payments are made based on the variable production of certain solar energy systems. The payments from such arrangements are not included in the table above as they are a function of the power that will be generated by the related solar energy facilities in the future.

The Company identified various site leases which were being paid by offtakers to which the Company was leasing solar energy facilities. Since these lease payments are obligations of the Company, the Company has incorporated the effect of such site lease agreements into its calculation of the Company’s right of use assets and lease obligations. The Company has included the amount as other adjustments in the tables below.

The Company’s right of use assets are summarized as follows for the following periods:

Operating leases	June 30, 2022	December 31, 2021
Beginning balance	$58,037	$44,223
Additions	—	16,204
Other adjustments	(275)	—
Amortization	(1,260)	(2,390)

Ending balance	$56,502	$58,037

Finance leases	June 30, 2022	December 31, 2021
Beginning balance	$155,506	$129,125
Additions	217,515	35,136
Other adjustments	97	65
Amortization	(6,638)	(8,820)

Ending balance	$366,480	$155,506

The Company’s lease obligations are summarized as follows for the following periods:

Operating leases	June 30, 2022	December 31, 2021
Beginning balance	$59,084	$44,646
Additions	—	16,204
Other adjustments	(1,409)	—
Interest accretion	1,202	2,386
Lease payments	(2,109)	(4,152)

Ending balance	$56,768	$59,084

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Finance leases	June 30, 2022	December 31, 2021
Beginning balance	$163,897	$133,389
Additions	217,515	35,136
Other adjustments	270	36
Interest accretion	5,951	5,253
Lease payments	(5,592)	(9,917)

Ending balance	$382,041	$163,897

For the following periods, the weighted-average remaining term and discount rate associated with the Company’s leases were as follows:

	June 30, 2022	December 31, 2021
Weighted-average remaining lease term - finance leases	30.39 years	22.63 years
Weighted-average remaining lease term - operating leases	20.76 years	20.84 years
Weighted-average discount rate - finance leases	3.94%	3.45%
Weighted-average discount rate - operating leases	4.10%	4.11%

Commitments

Future minimum rent payments under non-cancelable lease obligations with initial terms in excess of one year as of June 30, 2022, are as follows:

	Finance Leases	Operating Leases
Remaining 2022	5,686	$2,473
2023	12,501	4,753
2024	12,796	4,788
2025	13,668	4,828
2026	22,319	4,869
Thereafter	682,495	64,295

Total	749,465	86,006
Unrecognized interest	(367,424)	(29,238)

Lease obligations	$382,041	$56,768

Note 9 — Interest Rate Derivative Instruments

The Company has entered into interest rate swap agreements in order to mitigate its exposure to fluctuations in interest rates associated with its variable rate debt. Under the terms of the interest rate swaps, the Company receives Secured Overnight Financing Rate (SOFR) or London Interbank Offered Rate (LIBOR) based variable interest rate payments and makes fixed interest rate payments, thereby creating the equivalent of fixed-rate debt for the notional amount of its debt hedged. The Company has elected not to designate its interest rate swap agreements as cash flow hedges. Therefore, changes in the fair value of the interest rate swaps are recorded as fair value adjustment of interest rate derivative instruments in the accompanying unaudited consolidated statements of operations.

The valuations of the interest rate swaps are determined using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves. The cash receipts are based on an expectation of future interest rates using a forward curve that is derived from observable market interest rate curves.

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By using derivative financial instruments to mitigate exposures to changes in interest rates, the Company exposes itself to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes the Company, which creates credit risk for the Company. When the fair value of a derivative contract is negative, the Company owes the counterparty, and therefore, the Company is not exposed to the counterparty’s credit risk in those circumstances. The Company minimizes counterparty credit risk in derivative instruments by entering into transactions with high-quality counterparties. The derivative instruments entered into by the Company do not contain credit-risk-related contingent features. Market risk is the adverse effect on the value of a derivative instrument that results from a change in interest rates. The market risk associated with interest-rate contracts is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

The valuation analysis has incorporated credit valuation adjustments to appropriately reflect nonperformance risk in the fair value measurements. For derivatives in an asset position, management has evaluated the counterparty’s nonperformance risk based on the counterparty type of institution and historical performance. If a risk is identified, further analysis is performed using the counterparty credit rating information available. For derivatives in a liability position, management has evaluated the Company’s nonperformance risk based on operating performance, current liquid assets, and access to additional financing sources. The Company has concluded that the nonperformance risk is insignificant and no adjustment to the value was necessary for this input. If nonperformance risk was identified, the Company would adjust the fair value of the derivative contract for the effect of nonperformance risk, considering the impact of netting and any applicable credit enhancements. Therefore, all inputs used to value the derivatives fall within Level 2 of the fair value hierarchy and the derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy.

The Company offsets assets and liabilities associated with its positions in derivative instruments to the extent that the counterparty agreements permit them to be net settled. All of the Company’s interest rate swap contracts permit net settlement, which allows the Company to mitigate credit risk associated with the interest rate swaps. No such offsetting balances existed for the periods presented.

The Company has recorded the fair value of the interest rate swaps using level 2 measurements, as defined in the fair value hierarchy.

The fair value of the Company’s interest rate derivative instruments and the effects of these derivative instruments are represented in the interim unaudited consolidated balance sheets and were as follows.

Instrument	Notional Amount	Fixed Rate	June 30, 2022	December 31, 2021
Interest rate derivative instruments	$175,364	1.72% - 3.22%	$4,691	$(6,498)

Derivative fair value adjustments recognized in the unaudited consolidated statements of operations were as follows:

	For the six months ended June 30,
	2022	2021
Interest expense, net	$11,189	$5,150

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Note 10 — Redeemable Non-Controlling Interests

The following table is a reconciliation of changes in third-party redeemable equity securities of subsidiaries for the following periods:

	June 30, 2022	December 31, 2021
Beginning balance	$28,393	$66,582
Cash distributions to redeemable non-controlling interests upon buy-out	—	(7,237)
Distributions to holders of redeemable non-controlling interests	(1,077)	(3,052)
Excess basis allocation upon redeemable non-controlling interests buy-out	—	(33,412)
Net income (loss) attributable to redeemable non-controlling interests	5,716	5,512

Redeemable non-controlling interests	$33,032	$28,393

Note 11 — Operating Revenues, net

Revenue recognition

The Company generates revenues primarily by delivering electricity and, where applicable, the associated self-generated SRECs to customers under electricity sales contracts and SREC contracts. In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) 2014-09, Accounting Standards Codification (ASC), Revenue from Contracts with Customers (ASC 606), which was adopted by the Company on January 1, 2019. This ASU, as amended, provides comprehensive guidance on the recognition of revenue earned from contracts with customers arising from the transfer of goods and services, guidance on accounting for certain contract costs and new disclosures. Revenues from contracts with customers are recognized when control of promised goods and services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to for those goods or services.

Electricity sales

The Company accounts for its electricity sales contracts as executory contracts. The revenues are primarily determined by multiplying (i) the price under the electricity sales contract or market price by (ii) the amount of electricity that the Company delivers. Customers are invoiced monthly in this manner, with payments historically received within one month of the invoice date. The Company transfers control of the electricity and the customer simultaneously receives and consumes the benefits at that time. The sale of electricity over the term of the agreement represents a series of distinct goods that are substantially the same and that have the same pattern of transfer to the customer. Consequently, the Company recognizes revenues over time based on an output measure, as each MWh is delivered to the customers, based on invoiced amounts.

Standalone SREC sales

The Company generates revenue by delivering SRECs to customers on a standalone basis. One SREC is generated for each MWh of electricity produced, subject to any adjustments made by the certifying bodies in the jurisdictions which the Company operates. The Company maintains three general types of standalone SREC sales contracts: spot sales, fixed-notional forward sales, and unit-contingent forward sales contracts. For both spot sales and fixed-notional forward-sales, revenue is determined by multiplying (i) the per-unit contractual price by (ii) the quantity of SRECs delivered to the counterparty; limited by the notional amount of the contract. For unit-contingent forward sales, revenue is determined by multiplying (i) the per-unit contractual price by (ii) the amount of SRECs generated by the contracted assets and delivered to the counterparty. The Company invoices standalone SREC

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sales contract counterparties as SRECs are delivered and payments are typically due between 5 – 10 days from the date the SRECs are transferred to the counterparties. These sales are not financed by the Company. Each promise to deliver SRECs is a distinct performance obligation that is satisfied when appropriately certified and title has transferred. The revenue related to standalone SRECs is recognized at that point in time.

Bundled electricity and SREC sales

In certain circumstances, the Company sells both electricity and SRECs pursuant to the same contract. Revenues are determined by multiplying (i) the bundled contract price by (ii) the amount of electricity delivered. Customers are invoiced monthly in this manner, with payments received within one month of the invoice date. Although the transfer of SRECs to the customers and the recognition of the related revenue happens at a point in time after the delivery of the related electricity (due to the SREC certification process), the certification process does not have a material impact to the amount of SRECs ultimately delivered to the customer. The Company has elected the practical expedient contained in ASC 606-10-55-18 to recognize revenue in accordance with the timing and amount of the related invoices, as the right to consideration corresponds directly to the value provided to the customer. The Company views the substance of the transaction as a combined arrangement in which the performance obligations for both the sale of electricity and SRECs are achieved simultaneously as electricity is generated and delivered to the customer, and records the related revenues in operating revenues in the unaudited consolidated statements of operations.

Lease revenue

The Company, through acquisitions of existing contracts, is the lessor of certain solar energy facilities. The Company records revenue associated with the fixed-lease payments straight-line over the term of the lease. The adoption of ASU 2016-02, Leases (ASC 842) did not have a material impact on the recognition of lease income.

Battery storage

The Company is constructing and operating certain projects that pair Battery Energy Storage Systems (BESS) with solar energy facilities, which allows the project more flexibility on when to provide energy to the grid. In certain cases, the Company enters into PPAs that allow the customer to utilize the full capacity of the BESS, including the right to charge and discharge, in exchange for variable payments based on the performance of the BESS. These PPAs include both lease and non-lease components, with the BESS component generally representing an operating lease under ASC 842, which we combine and account for collectively under ASC 606. Revenue is recognized based on the amount of energy and capacity provided at the contractual billing rates, assuming all other revenue recognition criteria have been met.

Operating revenues from contracts with customers and other revenue for the following periods were as follows:

	Six months ended June 30,
	2022	2021
Electricity sales	$120,964	$102,582
Solar renewable energy certificate sales	40,655	37,582
Lease and other revenues	16,691	5,895

Operating revenues	178,310	146,059
Contract amortization	(24,018)	(23,411)

Total operating revenues, net	$154,292	$122,648

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The amount of revenue the Company earns under its electricity sales contracts is variable, since it is dependent on the amount of electricity generated at each of the related project sites. Accordingly, for its electricity sales contracts (including those which also convey SRECs to the customer), the Company does not determine the total transaction price at inception, allocate the transaction price to performance obligations, or disclose the value of the remaining performance obligations. Lease revenues are included within total operating revenues, net, but do not represent revenues from contracts with customers as defined by U.S. GAAP, pursuant to Topic 606.

Future operations could be affected by changes in the creditworthiness of significant offtakers, by changes in economic or other conditions in geographic areas served, or by changes in the demand for renewable energy.

Note 12 — Income Taxes

At the end of each interim period, the Company estimates its annual effective tax rate and applies that rate to interim earnings. The Company also records the tax impact of any unusual or infrequent items, including changes in judgment about valuation allowances and the effects of changes in tax laws or rates, in the period in which they occur.

The computation of the annual estimated effective tax rate at each interim period requires estimates and significant judgment, including but not limited to the expected operating income for the year and certain permanent differences, including the income attributable to non-controlling interests. The accounting estimates used to compute the provision for income taxes may change as new events occur, additional information is obtained or as the tax environment changes.

For the six months ended June 30, 2022 and 2021, the estimated annual effective income tax rate was 201.5% and 51.4%, respectively. During 2022, the estimated annual effective income tax rate differs from the federal statutory tax rate of 21% primarily due to income attributable to non-controlling interest. For 2021, the estimated annual effective income tax rate differs from the federal statutory rate of 21% due to income attributable to non-controlling interest and by the exclusion of certain loss companies where valuation allowances were recorded.

Note 13 — Variable Interest Entities

The Company consolidates VIEs in which it holds a variable interest and is the primary beneficiary. The Company has determined certain subsidiaries are VIEs and as the managing member of the respective partnerships, it is the primary beneficiary by reference to the power and benefits criterion under ASC 810 Consolidation. The Company considered responsibilities within the contractual agreements, which grant it the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance. Such activities include management of the solar energy and storage facilities’ operations and maintenance, budgeting, and establishing policies and procedures. In addition, the Company has the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIEs on the basis of income allocations and cash distributions. Financing of the VIEs is further described in Note 5. Lenders of partnerships determined to be VIEs generally do not have recourse to the Company. Investors of partnerships determined to be VIEs generally do not have recourse to the Company as a whole, but the Company does provide certain guarantees related to investment tax credit generation and letters of credit on behalf of the VIEs.

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The following table presents a summary of the consolidated VIEs in which the Company holds variable interests in structures other than wholly-owned entities:

	June 30, 2022	December 31, 2021
Current assets	$100,148	$82,619
Solar energy and storage facilities, net	$1,728,477	$1,722,687
Other assets	$359,780	$348,420
Current liabilities	$44,709	$68,233

Other liabilities	$447,643	$490,267

Note 14 — Related Party Transactions

As discussed in Note 1, the Company closed the Internalization Agreement in August 2022. Accordingly, the Management and Administrative fees as well as the Incentive Allocation assigned to the Special Interest Member (as discussed below) terminated. The Company has entered into a TSA with GSAM to allow for continued support from GSAM for up to nine months to allow the Company to continue normal operations while building its resources and infrastructure to operate as a standalone company.

Management fee

In accordance with the LLC Agreement and the Management Services Agreement, dated February 9, 2018, GSAM receives a management fee from the Company as compensation for its services (the Management Fee). The Management Fee is determined as of the last day of the applicable calendar quarter and is paid quarterly in arrears.

The Management Fee is equal to 0.125% of the average of the Management Fee Base (as hereinafter defined) with respect to such calendar quarter and the Management Fee Base at the end of the prior calendar quarter. The Management Fee Base for any calendar quarter is equal to the amount of capital contributed to the Parent Company as of the end of such calendar quarter, plus the total indebtedness of the Company, less a proportionate share of any indebtedness attributable to non-tax equity joint-venture partners.

For the six months ended June 30, 2022 and 2021, GSAM earned management fees of approximately $6,105, and $4,741, respectively. As of June 30, 2022 and December 31, 2021, management fees payable to GSAM were approximately $3,052 and $2,939, respectively. Such amounts have been included in accounts payable – related parties, net on the accompanying interim unaudited consolidated balance sheets.

Administrative fee

In accordance with the LLC Agreement and the Management Services Agreement, dated February 9, 2018, GSAM receives an administration fee from the Company as compensation for its services (the Administration Fee). The Administration Fee is equal to the product of the Company’s share (as defined in the LLC Agreement) of the nameplate capacity of the solar energy facilities owned by the Company (the Facilities) and the applicable per kW rate. From February 9, 2018, (the first date on which the Company accepted capital commitments) until the day preceding the first anniversary of such date, the applicable per kW rate is $10; thereafter, until the day preceding the second anniversary of such date, the applicable per kW rate is $9; thereafter, the applicable per kW rate is $8. The Administration Fee is prorated for any partial calendar quarter and any intra-quarter changes to the aggregate nameplate capacity of the Facilities.

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The Administration Fee for any calendar quarter is subject to a cap of 0.125% of the average of the Management Fee Base at the end of such quarter and the Management Fee Base at the end of the prior calendar quarter (the Administration Fee Cap), less such fees paid to third-party service providers by or associated with the Facilities (excluding from such fees, the proportion attributable to non-tax equity joint-venture partners). To the extent the Administration Fee and/or the Administration Fee Cap is reduced below zero for a particular calendar quarter, GSAM will pay to the Company the amount by which the Administration Fee and/or Administration Fee Cap is below zero.

For the six months ended June 30, 2022 and 2021, GSAM earned administration fees of approximately $3,821 and $3,500, respectively. As of June 30, 2022 and December 31, 2021, administration fees payable to GSAM were approximately $895 and $1,694, respectively. Such amounts have been included in accounts payable – related parties, net on the accompanying interim unaudited consolidated balance sheets.

Acquisition costs

Affiliates of GS&Co regularly incur costs on behalf of the Company, in conjunction with acquisition due diligence and other developmental activities. The Company reimburses the affiliates for such costs as invoiced. As of June 30, 2022 and December 31, 2021, the Company owed affiliates of GS&Co approximately $4,467 and $4,521, respectively. Such amounts have been included in accounts payable – related parties, net on the accompanying interim unaudited consolidated balance sheets.

Special Interest Member incentive allocation

The Operating Company LLC agreement entitles the Special Interest Member to an incentive payment that equates to a percentage of Core Operating Profit. Core Operating Profit is equal to operating income, plus the Company’s share of other revenue, less tax and interest expense, economic depreciation (as defined in the Operating Company LLC agreement), the Administration Fee, the Management Fee, and subject to various other adjustments as described in the Operating Company LLC agreement. The payment is subject to the achievement of certain hurdles based on the preceding twelve calendar quarters. The Company allocates the incentive payment to the Special Interest Member as distributions in non-controlling interests. The Special Interest Member is not required to return any incentive payments received, even if the Core Operating Profit in future periods is insufficient to have achieved the aggregate hurdle in such future periods.

For the six months ended June 30, 2022 and 2021, the Special Interest Member earned incentive allocations of approximately $2,757 and $3,667, respectively. As of June 30, 2022, such amount has been included in accounts payable – related parties, net on the accompanying interim unaudited consolidated balance sheets. As of December 31, 2021, there were no unpaid incentive allocations earned by the Special Interest Member.

GS&Co Employees

Certain GS&Co employees have an ownership interest in the Company. For the six months ended June 30, 2022, total contributions and distribution were approximately $0 and ($1,012), respectively. For the year ended December 31, 2021, total contributions and distributions were approximately $0 and ($1,282), respectively.

Note 15 — Commitments and Contingencies

Litigation

The Company may become involved in various legal proceedings and disputes in the ordinary course of business. The Company maintains insurance to mitigate any risk of future loss. Such matters

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are subject to many uncertainties and outcomes, the financial impacts of which are not predictable with assurance and may not be known for extended periods of time. The Company records a liability in its interim unaudited consolidated financial statements for costs related to claims, settlements, and judgments where management has assessed that a loss is probable, and an amount can be reasonably estimated. The Company is not aware of any legal proceedings or disputes that will have a material impact on the interim unaudited consolidated financial statements. For the six months ended June 30, 2022, the Company received a settlement of approximately $2,000 related to an owned project and has been included in other income and expense, net on the accompanying interim unaudited consolidated statement of operations.

Insurance

The Company maintains property insurance coverage for catastrophic losses such as hurricanes, earthquakes or floods. For such catastrophic losses, the Company may have higher deductibles or increased self-insurance risk if certain criteria are met, ultimately increasing the potential risk of loss.

Forward contracts

The Company has entered into various forward contracts for the delivery of SRECs. Its ability to deliver such SRECs in the future could be affected by interruptions in the productivity of certain solar energy facilities or changes to legislation associated with SRECs.

Guarantees

The Company has provided guarantees associated with the production of certain solar energy facilities, associated with various offtakers. To the extent that the associated solar energy facilities become temporarily or permanently nonoperational, the Company will be liable to compensate the offtaker for the difference between the actual production and the guaranteed production amount. Generation insurance may not fully cover the liability or the consequences of any business interruptions such as natural catastrophes or equipment failures. The occurrence of a significant adverse event not adequately covered by insurance could have a material adverse effect on the Company’s business, results or operations, financial condition, and prospects.

The Company has entered into or acquired various contracts which indemnify tax-equity partners in joint-ventures for any reduction in the amount of tax credits or tax allocations that they expect to receive. Should the Company not be able to meet such expectations, it will be liable to compensate the tax-equity investors in an amount equal to the value of the benefit that was not conveyed.

Note 16 — Subsequent Events

The following events have occurred subsequent to June 30, 2022 through August 24, 2022, which is the date the unaudited consolidated financial statements were available to be issued:

On August 19, 2022, the Company entered into an acquisition agreement with New Energy Solar US Corporation (NES) for the acquisition of a portfolio of 442 MW of solar assets situated in California, Nevada, North Carolina, and Oregon. The aggregate purchase price is expected to be $244,500 in cash, subject to purchase price adjustments. The acquisition is subject to FERC, Hart-Scott-Rodino Antitrust Improvements Act of 1976 and NES’s shareholders approvals and the Company anticipates receiving these approvals and closing on the transaction in the third or fourth quarter of 2022.

On August 19, 2022, the Company entered into a purchase option agreement with USF Derby, LLC, a subsidiary of US Solar Fund plc, for the acquisition of its 50% ownership interest in Mount Signal 2 for an aggregate purchase price of $52,200 in cash, subject to purchase price adjustments. Mount Signal 2 is a 200 MW solar asset situated in California. The Company would acquire the remaining 50% ownership interest in Mount Signal 2 upon closing the NES acquisition. The Company expects to close on the transaction in the third or fourth quarter of 2022.

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GOLDMAN SACHS RENEWABLE POWER LLC AND SUBSIDIARIES

Consolidated Financial Statements

For the Years Ended December 31, 2021, 2020 and 2019

And Report of Independent Registered Public Accounting Firm

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Report of Independent Registered Public Accounting Firm

To the Members and Board of Directors of Goldman Sachs Renewable Power LLC

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Goldman Sachs Renewable Power LLC and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of operations, of members’ equity and of cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Hypothetical Liquidation at Book Value (HLBV) Calculation of Income (Loss) Attributable to Non-controlling Interests and Redeemable Non-controlling Interests.

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As described in Notes 1, 2 and 11 to the consolidated financial statements, the Company recorded non-controlling interests and redeemable non-controlling interests associated with various tax-equity investors who own membership interests in certain subsidiaries of the Company, in which certain interests contain redemption features for which the exercise is not solely within the Company’s control and, therefore, are classified in temporary equity. For these non-controlling interests, net income (loss) is allocated using the HLBV method. The amount related to tax-equity investors included in non-controlling interest equity and redeemable non-controlling interests represents the amount that the non-controlling interests would hypothetically receive if the tax-equity partnership was liquidated at the reporting date, based on the liquidation provisions of the relevant company operating agreements. Allocations of income to the non-controlling interests are calculated with reference to the beginning and ending member capital account balances, adjusted for contributions and distributions made during the reporting period. For the year ended December 31, 2021, management recorded $174.6 million of net income attributable to members and $230.8 million of net loss attributable to the non-controlling interests and redeemable non-controlling interests.

The principal considerations for our determination that performing procedures relating to the HLBV calculation of income (loss) attributable to non-controlling interests and redeemable non-controlling interests is a critical audit matter are the significant judgment by management in applying the HLBV method to determine the income or loss the non-controlling tax-equity investors would hypothetically receive at each balance sheet reporting date under the liquidation provisions of the respective operating agreements; this in turn led to a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating audit evidence related to the HLBV method based on the terms of the operating agreements. In addition, the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, (i) developing an independent calculation of the income or loss attributable to the non-controlling tax-equity investors based on the terms of the operating agreements, including the involvement of professionals with specialized skill and knowledge; and (ii) comparing the independent calculation of the income or loss attributable to the non-controlling tax-equity investors to management’s HLBV method. Developing an independent calculation of the income or loss attributable to the non-controlling tax-equity investors involved testing the completeness and accuracy of data used in the calculation related to operating results, tax depreciation, investment tax credits, contributions, and distributions.

Dallas, Texas

April 13, 2022

We have served as the Company’s auditor since 2018.

The accompanying notes are an integral part of these consolidated financial statements.

CONFIDENTIAL TREATMENT REQUESTED

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GOLDMAN SACHS RENEWABLE POWER LLC AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31

(in thousands)

	2021	2020
CURRENT ASSETS:
Cash and cash equivalents	$169,197	$73,695
Restricted cash	209,105	89,290
Accounts receivable (net of allowance of $565 and $562, respectively)	25,076	23,171
Developer note receivable	—	83,918
Prepayments and other assets, net	48,439	11,824

Total current assets	451,817	281,898
Solar energy and storage facilities, net	2,953,982	1,946,159
OTHER ASSETS:
Right of use assets, net—operating	58,037	44,223
Right of use assets, net—finance	155,506	129,125
Intangible assets, net	615,929	670,314
Other non-current assets	1,679	4,535

Total assets	$4,236,950	$3,076,254

LIABILITIES, REDEEMABLE NON-CONTROLLING INTERESTS AND MEMBERS’ EQUITY
CURRENT LIABILITIES:
Accrued expenses and other current liabilities	$112,882	$47,675
Accounts payable—related parties, net	9,154	13,190
Distribution payable	20,847	17,914
Lease obligations—operating, current portion	4,581	3,856
Lease obligations—finance, current portion	10,762	9,492
Tax equity sale leaseback, current portion	77,035	47,749
Long-term debt, current portion	451,742	57,363

Total current liabilities	687,003	197,239
OTHER LIABILITIES:
Lease obligations—operating, net of current portion	54,503	40,790
Lease obligations—finance, net of current portion	153,135	123,897
Tax equity sale leaseback, net of current portion	396,672	446,902
Long-term debt, net of current portion	1,609,067	1,075,673
Asset retirement obligations and other non-current liabilities	79,212	39,165
Derivative liabilities	6,498	15,001
Deferred tax liabilities, net	71,098	36,660

Total liabilities	3,057,188	1,975,327

COMMITMENTS AND CONTINGENCIES (Note 16)
REDEEMABLE NON-CONTROLLING INTERESTS	28,393	66,582
EQUITY:
Members’ equity	1,007,575	915,647
Non-controlling interests	143,794	118,698

Total equity	1,151,369	1,034,345

Total liabilities, redeemable non-controlling interests and members’ equity	$4,236,950	$3,076,254

The accompanying notes are an integral part of these consolidated financial statements.

CONFIDENTIAL TREATMENT REQUESTED

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GOLDMAN SACHS RENEWABLE POWER LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(in thousands)

	2021	2020	2019
OPERATING REVENUES:
Operating revenues	$294,441	$272,684	$174,721
Contract amortization	(48,007)	(51,297)	(33,885)

Total operating revenues, net	246,434	221,387	140,836

OPERATING COSTS AND EXPENSES:
Operations and maintenance, excluding depreciation, amortization and accretion	41,670	33,844	18,617
Depreciation, amortization and accretion	78,884	58,824	28,817
General and administrative	41,617	33,637	24,526
Related party management and administration fee	18,059	13,173	7,089

Total operating costs and expenses	180,230	139,478	79,049

OPERATING INCOME	66,204	81,909	61,787
OTHER EXPENSES:
Interest expense	(75,910)	(82,667)	(60,241)
Loss on extinguishment of debt	—	(9,771)	—
Other expense, net	(7,885)	(5,325)	(456)

Total other expenses	(83,795)	(97,763)	(60,697)

NET INCOME (LOSS) BEFORE INCOME TAXES	(17,591)	(15,854)	1,090
INCOME TAX EXPENSE	(38,618)	(4,481)	(5,349)

NET LOSS	(56,209)	(20,335)	(4,259)
NET INCOME (LOSS) ATTRIBUTABLE TO NON-CONTROLLING INTERESTS AND REDEEMABLE NON-CONTROLLING INTERESTS	(230,845)	(38,575)	17,222

NET INCOME (LOSS) ATTRIBUTABLE TO MEMBERS	$174,636	$18,240	$(21,481)

The accompanying notes are an integral part of these consolidated financial statements.

CONFIDENTIAL TREATMENT REQUESTED

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GOLDMAN SACHS RENEWABLE POWER LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF MEMBERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(in thousands)

	Members	Non-controlling Interests	Total
BALANCE AS OF JANUARY 1, 2019	$344,982	$53,119	$398,101
Cash contributions	298,223	11,283	309,506
Acquisition of subsidiary net assets	—	12,500	12,500
Distributions	(42,835)	(6,676)	(49,511)
Net income (loss)	(21,481)	4,606	(16,875)

BALANCE AS OF DECEMBER 31, 2019	$578,889	$74,832	$653,721
Cash contributions	375,942	130,993	506,935
Distributions	(57,424)	(19,313)	(76,737)
Net income (loss)	18,240	(67,814)	(49,574)

BALANCE AS OF DECEMBER 31, 2020	$915,647	$118,698	$1,034,345
Cash contributions	—	252,647	252,647
Distributions	(82,708)	(24,606)	(107,314)
Net income (loss)	174,636	(202,945)	(28,309)

BALANCE AS OF DECEMBER 31, 2021	$1,007,575	$143,794	$1,151,369

The accompanying notes are an integral part of these consolidated financial statements.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

GOLDMAN SACHS RENEWABLE POWER LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(in thousands)

	2021	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(56,209)	$(20,335)	$(4,259)
Adjustments to reconcile net loss to net cash from operating activities:
Contract amortization	48,007	51,297	33,885
Depreciation, amortization and accretion	78,884	58,824	28,817
Interest expense on tax-equity sale-leasebacks	31,853	31,702	17,942
Change in derivative instruments	(8,503)	9,844	7,597
Loss on extinguishment of debt	—	9,771	—
Other	11,425	2,459	4,759
Changes in deferred taxes	34,438	2,980	5,194
Change in working capital, net of amounts acquired:
Accounts receivable	(2,094)	(2,192)	10,391
Prepayments and other assets	1,109	67	11,579
Lease obligations	(4,152)	(3,857)	(3,268)
Accrued expenses and other liabilities	(4,919)	(363)	2,282
Accounts payable - related parties, net	(4,079)	566	3,898

Net cash from operating activities	125,760	140,763	118,817

CASH FLOWS USED IN INVESTING ACTIVITIES:
Acquisitions of solar energy and storage facilities and intangible assets	(57,420)	(271,897)	(366,872)
Additions to solar energy and storage facilities	(860,079)	(211,677)	(118,850)
Sale of solar energy and storage facilities	15,467	—	—
Proceeds from insurance settlement	—	—	3,500
Repayment of developer note receivable	—	—	15,127
Funding on developer note receivable	—	(83,918)	(1,931)

Net cash used in investing activities	(902,032)	(567,492)	(469,026)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments on tax equity sale-leasebacks	(42,640)	(43,153)	(27,380)
Payments on long-term debt	(1,538,509)	(947,151)	(523,676)
Proceeds from issuance of long-term debt	2,477,739	1,071,116	704,900
Cash contributions	252,647	506,935	309,506
Cash distributions	(114,670)	(74,348)	(39,370)
Payments of debt extinguishment costs and deferred financing costs	(28,207)	(17,297)	(27)
Purchase exercise on tax-equity sale-leasebacks	(4,854)	(11,516)	—
Payments on lease obligations	(9,917)	(8,481)	(5,314)

Net cash from financing activities	991,589	476,105	418,639

NET CHANGE IN CASH AND CASH EQUIVALENTS AND RESTRICTED CASH	215,317	49,376	68,430
CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, beginning of year	162,985	113,609	45,179

CASH AND CASH EQUIVALENTS AND RESTRICTED CASH, end of year	$378,302	$162,985	$113,609

The accompanying notes are an integral part of these consolidated financial statements.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

GOLDMAN SACHS RENEWABLE POWER LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(in thousands)

	2021	2020	2019
SUPPLEMENTAL DISCLOSURES:
Cash paid for interest, net of amount capitalized	$57,580	$52,154	$25,290
Income taxes paid	9,940	—	49
Non-cash additions to solar energy and storage facilities included in accounts payable and accrued liabilities	63,766	19,941	249
Non-cash additions to solar energy and storage facilities included in accounts payable - related parties, net	—	—	358
Non-cash additions to other assets included in accounts payable and accrued liabilities	5,058	—	9,358
Non-cash additions to other assets included in accounts payable- related parties, net	43	—	3,592
Non-cash additions to deferred financing costs	—	1,395	—
Non-cash distribution payable to members	20,847	17,914	11,659
Non-cash forgiveness of developer note receivable converted into solar energy and storage facilities and other assets	83,918	—	—

The accompanying notes are an integral part of these consolidated financial statements.

CONFIDENTIAL TREATMENT REQUESTED

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GOLDMAN SACHS RENEWABLE POWER LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(all numbers in thousands)

1. ORGANIZATION:

Goldman Sachs Renewable Power LLC (the Parent Company), a Delaware limited liability company, was organized effective September 19, 2017. The Parent Company was formed by Goldman Sachs RP Holdings LLC (the GS Member), which initially held a controlling financial interest. Various additional members (the Third-Party Members, and together with the GS Member, the Members) were admitted pursuant to the Amended and Restated Limited Liability Company Agreement (the LLC Agreement) executed on February 9, 2018. Subsequent to the initial close, additional Third-Party Members were admitted to the Parent Company until the final close, August 10, 2019.

The Parent Company owns a controlling membership interest in Goldman Sachs Renewable Power Operating Company LLC (the Operating Company). The Operating Company was formed by the Parent Company, in its capacity as the managing member, and GSAM Holdings II LLC (the Special Interest Member, an affiliate of Goldman Sachs Asset Management, L.P.). The Operating Company wholly owns certain holding companies (collectively, the Holding Companies). Various tax-equity investors own membership interests in subsidiaries of certain of the Holding Companies. The Parent Company, the Operating Company, the Holding Companies and all subsidiaries are collectively referred to as the Company herein. The Company was formed to finance, acquire, and own renewable energy projects that meet the needs of our customers.

Goldman Sachs Asset Management, L.P. (GSAM), a Delaware limited partnership and an affiliate of Goldman Sachs & Co. LLC (GS&Co), is the investment adviser of the Company. GSAM, or its affiliates, earns administrative fees and management fees for services provided to the Company.

The Special Interest Member is entitled to an incentive allocation based on certain operational and financial milestones; payment of the incentive allocation is subject to the achievement of certain hurdles, as defined in the Operating Company LLC agreement. See Note 15 for further information about the incentive allocation.

The Company has received commitments for capital contributions of approximately $1,879,719. As of December 31, 2021, 2020 and 2019, the Company has called cumulative capital contributions of approximately $1,033,844, $1,033,844 and $657,902, respectively. As of December 31, 2021, 2020 and 2019, the Company has declared cumulative distributions of approximately $182,967, $100,259 and $42,835, respectively.

The Company has one class of members’ equity which has uniform voting rights amongst all investors.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of accounting and use of estimates

The Company prepares its consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. This requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amounts of

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GOLDMAN SACHS RENEWABLE POWER LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(all numbers in thousands) (continued)

revenues and expenses during the reporting period. Actual results could differ from those estimates. Certain amounts in the prior period consolidated financial statements have been reclassified to conform to the presentation of the current period consolidated financial statements. These reclassifications had no effect on the previously reported net loss. Management has evaluated subsequent events through April 13, 2022, the date which the consolidated financial statements were available to be issued.

Net income (loss) and other comprehensive income

As there are no transactions requiring presentation in other comprehensive income, the Company’s net income (loss) equates to comprehensive income (loss).

Consolidation

The Company consolidates entities in which it has a controlling financial interest. The Company determines whether it has a controlling financial interest in an entity by first evaluating whether the entity is a voting interest entity (VOE) or a variable interest entity (VIE).

A VOE is an entity in which (i) the total equity investment at risk is sufficient to enable the entity to finance its activities independently and (ii) the equity holders have the power to direct the activities of the entity that most significantly impact its economic performance, the obligation to absorb the losses of the entity and the right to receive the residual returns of the entity. The usual condition for a controlling financial interest in a VOE is ownership of a majority voting interest. If the Company has a controlling majority voting interest in a VOE, the entity is consolidated.

A VIE is an entity which lacks one or more of the characteristics of a VOE. The Company has a controlling financial interest in a VIE when the Company has a variable interest or interests that provide it with (i) the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

The enterprise with a controlling financial interest in a VIE is known as the primary beneficiary and consolidates the VIE. The Company determines whether it is the primary beneficiary of a VIE by performing an analysis that principally considers:

•	Which variable interest holder has the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance;

•	Which variable interest holder has the obligation to absorb losses or the right to receive benefits from the VIE that could potentially be significant to the VIE;

•	The VIE’s purpose and design, including the risks the VIE was designed to create and pass through to its variable interest holders;

•	The VIE’s capital structure;

•	The terms between the VIE and its variable interest holders and other parties involved with the VIE; and

•	Related-party relationships.

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GOLDMAN SACHS RENEWABLE POWER LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(all numbers in thousands) (continued)

The Company reassesses its evaluation of whether an entity is a VIE when certain reconsideration events occur. The Company reassesses its determination of whether it is the primary beneficiary of a VIE on an ongoing basis based on current facts and circumstances. See Note 13 for further information about VIEs.

Non-controlling interests

Non-controlling interests are classified as a separate component of equity and temporary equity in the Consolidated Balance Sheets and Consolidated Statements of Members’ Equity. Non-controlling interests represent the portion of net assets in consolidated subsidiaries that are not attributable, directly or indirectly, to the Company. For accounting purposes, the holders of non-controlling interests of the Company include the Special Interest Member and various tax-equity investors.

For non-controlling interests associated with the Operating Company, net income (loss) is allocated in the Consolidated Statements of Members’ Equity first in an amount equal to the Special Interest Member incentive allocation earned during the reporting period, with the remaining income allocated using the profit and loss percentages contained in the Operating Company LLC agreement.

For non-controlling interests associated with the tax-equity investors, net income (loss) is allocated using the hypothetical liquidation at book value (HLBV) method. The amount related to tax-equity investors included in non-controlling interest equity and redeemable non-controlling interests on the Consolidated Balance Sheets represents the amount that the non-controlling interests would hypothetically receive if the tax-equity partnership was liquidated at the reporting date, based on the liquidation provisions of the relevant company operating agreements. Allocations of income to the non-controlling interests are calculated with reference to the beginning and ending member capital account balances, adjusted for contributions and distributions made during the reporting period. When the Company acquires non-controlling interests in tax-equity partnerships, it determines the difference between the fair value and the HLBV-derived value of the non-controlling interest as of the date of acquisition. This difference is amortized and reallocated between the non-controlling and controlling interests over a period equal to the weighted-average remaining life of the solar energy facilities. As of December 31, 2021, 2020 and 2019, the Company recorded unamortized basis differences of $69,713 and $116,851 and $134,051, respectively.

Purchase options

The Company, in its capacity as Managing Member of various subsidiaries, has the option to purchase the membership interests associated with various non-controlling interests. Such purchase options can be exercised at a price equal to the fair-market value of the associated membership interests, or at a formulaic price, as defined by the relevant company agreement. The eventual purchase price of such membership interests could differ from the carrying value of the associated non-controlling interest presented on the consolidated financial statements. The Company has determined that none of the purchase options represent derivatives that could require separate presentation on the consolidated financial statements.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

GOLDMAN SACHS RENEWABLE POWER LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(all numbers in thousands) (continued)

Redeemable non-controlling interest

The Company’s non-controlling interests associated with certain tax-equity investors contain redemption features for which exercise is not solely within the Company’s control and, therefore, are classified in temporary equity. These non-controlling interests were initially measured at fair value, and subsequent measurement depends on whether the non-controlling interest is currently redeemable or it is probable that it will become redeemable. In these cases, after allocating net income (loss) to the non-controlling interest, the Company immediately adjusts the carrying amount to its full redemption amount, if greater, and recognizes such amount as a charge against members’ equity. Non-controlling interests that are or become mandatorily redeemable are classified as a liability.

Earnings per unit

Earnings per unit has not been presented because the Company’s members hold interests and not units.

Cash and cash equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less that are not restricted to be cash equivalents. Cash equivalents are placed with reputable institutions and the balances may at times exceed federally insured deposit levels; however, the Company has not experienced any losses in such accounts. The Company may maintain certain cash in money market funds maintained with reputable institutions in order to generate additional interest income. Funds held in money market accounts do not benefit from federal deposit insurance, however, the Company has not experienced any losses in such accounts. The amounts presented in cash and cash equivalents approximate fair value.

Restricted cash

The Company maintains funds that are reserved pursuant to agreements with lenders for debt service and asset repair costs. If the purpose of restricted cash relates to acquiring a non-current asset, liquidating a long-term liability, or is otherwise unavailable for a period longer than one year from the balance sheet date, the restricted cash is included in other non-current assets.

Accounts receivable and allowance for doubtful accounts

Accounts receivable consist of amounts due from customers and approximate fair value. The Company periodically reviews the collectability of accounts receivable, and considers factors such as historical collection experience, the age of accounts, and other currently available evidence, and records an allowance for doubtful accounts for the estimated uncollectible amount as appropriate.

Developer note receivable

During the year ended December 31, 2020, the Company provided a loan to Recurrent Energy Development Holdings, LLC (Recurrent) to facilitate construction on a solar energy facility, with a

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PURSUANT TO 17 C.F.R. SECTION 200.83

GOLDMAN SACHS RENEWABLE POWER LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(all numbers in thousands) (continued)

nameplate capacity of 390 megawatts and additional battery storage of 140 megawatts located in Kings County, CA (Stanton Project). Under the terms of the agreement, the Company’s maximum commitment was approximately $102,714 with an annual interest rate of 5.5%, payable monthly. The agreement is restricted by positive covenants which state the borrower must use proceeds for the project, stay in compliance with applicable laws, and file and pay all taxes levied or imposed. The note receivable has a contractual maturity date of December 31, 2020, which was extended to March 31, 2021. On January 4, 2021, the Company acquired a controlling interest in the Stanton Project from Recurrent for construction costs incurred to date in exchange for a payment of $34,334, and also the forgiveness of $83,918 of debt owed to the Company by Recurrent.

Asset acquisitions and business combinations

As of the acquisition date, the Company performs an initial screen test to determine whether substantially all of the fair value of the acquired assets is concentrated in a single asset or group of similar assets. If the screen test is met, the acquired set of assets is not considered a business; otherwise, the Company evaluates whether the set is a business based on whether there are inputs and a substantive process in place that together contribute to the ability to create outputs. The definition of business impacts whether the Company consolidates an acquisition under business combination guidance or asset acquisition guidance.

See Note 3 for further information about the Company’s acquisitions.

The Company accounts for its business combinations by recognizing the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at the acquisition date. The purchase is accounted for using the acquisition method, and the fair value of purchase consideration is allocated to the tangible and intangible assets acquired and the liabilities assumed, based on their estimated fair values. Contingent consideration, if any, is also recognized and measured at fair value as of the acquisition date. The excess, if any, of the fair value of the purchase consideration over the fair values of the identifiable net assets is recorded as goodwill. Conversely, the excess, if any, of the net fair values of the identifiable net assets over the fair value of the purchase consideration is recorded as a bargain purchase gain. Such valuations require management to make significant estimates and assumptions, especially with respect to intangible assets. These estimates and assumptions are inherently uncertain, and as a result, actual results may differ from estimates. Significant estimates include, but are not limited to, future expected cash flows, useful lives and discount rates. During the measurement period, which is up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed. Upon the conclusion of the measurement period, any subsequent adjustments are recorded to earnings. Transaction costs associated with business combinations are expensed as incurred.

When the Company acquires assets and liabilities that do not constitute a business, the fair value of the purchase consideration, including the transaction costs of the asset acquisition, is assumed to be equal to the fair value of the net assets acquired. The purchase considerations, including the transactions costs, is allocated to the individual assets and liabilities assumed based on their relative fair values. Contingent consideration, if any, is also recognized and measured at fair value as of the acquisition date. No goodwill or bargain purchase gain is recognized in an asset acquisition.

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GOLDMAN SACHS RENEWABLE POWER LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(all numbers in thousands) (continued)

When the Company acquires assets and liabilities that do not constitute a business but meet the definition of a VIE of which the Company is the primary beneficiary, the purchase is accounted for using the acquisition method above for business combinations, except that no goodwill is recognized. To the extent that there is a difference between the purchase consideration and the VIE’s identifiable assets and liabilities recorded and measured at fair value, the difference is recognized as a gain or loss.

Investments in solar energy and storage facilities and associated intangible assets

Solar energy and storage facilities are carried at cost less any impairment charges and accumulated depreciation. Solar energy and storage facility depreciation is calculated using the straight-line method over an estimated useful life of 35 years and 20 years, respectively, from the date the associated asset was originally placed in service. Expenditures for ordinary repairs and maintenance are expensed as incurred. Significant improvements, which improve or extend the useful life of the asset, are capitalized.

Intangible assets are carried at cost less any impairment charges and accumulated amortization. Intangible asset amortization is calculated using the straight-line method over the estimated useful life of the associated intangible asset from the date of acquisition.

See Notes 4 and 5 for additional information about solar energy and storage facilities and related intangible assets.

Construction in progress

Construction in progress is stated at cost and consists primarily of costs incurred in connection with the development and construction of solar energy and storage facilities. These costs include, but are not limited to, permits, materials, labor, overhead, insurance, legal fees, consulting fees, development rights, interconnection fees and interest incurred on construction financing prior to the placed-in-service date of the related solar energy and storage facilities.

Transfers under common control

The Company acquires certain solar energy and storage facilities at various stages of completion. As the assets achieve mechanical completion, the Company sells the assets or the related project company ownership interests to affiliated entities for the purpose of entering into joint-ventures with tax-equity partners. In such circumstances the Company does not recognize any gain on the sale of the solar energy and storage facilities or project entity ownership interests transferred under common control in accordance with the guidance contained in ASC 805.

Impairment

Management reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of recognition and measurement of an impairment loss, long-lived assets are grouped at the lowest level

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FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(all numbers in thousands) (continued)

for which identifiable cash flows are largely independent of the cash flows of other long-lived assets. Such assets may include amounts capitalized associated with tangible property, intangible assets, as well as right of use assets associated with its leasing activities. The cash flow estimates used both for estimating fair value and the undiscounted cash flow analysis are inherently judgmental and reflect current and projected trends in electricity rates, electricity production, solar renewable energy certificate (SREC) prices, operating expenses and estimated useful lives for the applicable assets. If an indicator of potential impairment exists, the asset is tested for impairment by comparing its carrying value to the estimated future undiscounted cash flows. To the extent an impairment loss is necessary, the excess of the carrying value of the asset over its estimated fair value is recognized as an adjustment to the cost of the asset. During the years ended December 31, 2021, 2020 and 2019, no impairment losses were recorded.

Deferred financing costs

The Company presents debt issuance and modification costs associated with term loans as an offset against long-term debt and debt issuance and modification costs associated with revolving credit facilities within other assets in the Consolidated Balance Sheets. Deferred financing costs are amortized using the straight-line method over the life of the associated credit facility. The use of the straight-line method does not materially differ from the result produced by the effective-rate method.

Fair value of financial instruments

Fair value is defined as the amount that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants. The use of inputs used in measuring fair value is prioritized as follows:

Level 1—Observable market inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2—Inputs that reflect quoted prices for identical assets or liabilities in markets that are not active; quoted prices for similar assets or liabilities in active markets; inputs other than quoted prices that are observable for the assets or liabilities; or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3—Unobservable inputs reflecting the Company’s own assumptions incorporated in valuation techniques used to determine fair value. These assumptions are required to be consistent with market participant assumptions that are reasonably available.

Derivative instruments and hedging activities

The Company has entered into interest rate swap agreements in order to mitigate its exposure to fluctuations in interest rates associated with its variable rate debt. Under the terms of the interest rate swaps, the Company receives London Interbank Offered Rate (LIBOR) based variable interest rate payments and makes fixed interest rate payments, thereby creating the equivalent of fixed-rate debt for the notional amount of its debt hedged. The Company has elected not to designate its interest rate

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(all numbers in thousands) (continued)

swap agreements as cash flow hedges. Therefore, changes in the fair value of the interest rate swaps are recorded as fair value adjustment of interest rate derivative instruments in the accompanying Consolidated Statements of Operations.

The valuations of the interest rate swaps are determined using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity, and uses observable market-based inputs, including interest rate curves. The cash receipts are based on an expectation of future interest rates using a forward curve that is derived from observable market interest rate curves.

By using derivative financial instruments to mitigate exposures to changes in interest rates, the Company exposes itself to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes the Company, which creates credit risk for the Company. When the fair value of a derivative contract is negative, the Company owes the counterparty, and therefore, the Company is not exposed to the counterparty’s credit risk in those circumstances. The Company minimizes counterparty credit risk in derivative instruments by entering into transactions with high-quality counterparties. The derivative instruments entered into by the Company do not contain credit-risk-related contingent features. Market risk is the adverse effect on the value of a derivative instrument that results from a change in interest rates. The market risk associated with interest-rate contracts is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

The valuation analysis has incorporated credit valuation adjustments to appropriately reflect nonperformance risk in the fair value measurements. For derivatives in an asset position, management has evaluated the counterparty’s nonperformance risk based on the counterparty type of institution and historical performance. If a risk is identified, further analysis is performed using the counterparty credit rating information available. For derivatives in a liability position, management has evaluated the Company’s nonperformance risk based on operating performance, current liquid assets, and access to additional financing sources. The Company has concluded that the nonperformance risk is insignificant and no adjustment to the value was necessary for this input. If nonperformance risk was identified, the Company would adjust the fair value of the derivative contract for the effect of nonperformance risk, considering the impact of netting and any applicable credit enhancements. Therefore, all inputs used to value the derivatives fall within Level 2 of the fair value hierarchy and the derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy.

The Company offsets assets and liabilities associated with its positions in derivative instruments to the extent that the counterparty agreements permit them to be net settled. All of the Company’s interest rate swap contracts permit net settlement, which allows the Company to mitigate credit risk associated with the interest rate swaps. No such offsetting balances existed for the periods presented.

The Company has recorded the fair value of the interest rate swaps using level 2 measurements, as defined in the fair value hierarchy. See Note 10 for further information about derivative instruments and hedging activities.

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FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(all numbers in thousands) (continued)

Asset retirement obligations

The Company records all known asset retirement obligations for which the liability’s fair value can be reasonably estimated. The asset retirement obligations relate to the requirement for the land or structures on which the solar energy and storage facilities are located to be restored to their original state at the time the asset is retired. The Company records an initial liability equal to the net present value of the asset retirement obligation at the time it is identified. For assets under construction, an asset retirement obligation is recorded proportionately as the underlying construction is completed. The present value of the asset retirement obligation is calculated by discounting the projected cost of the asset retirement using the Company’s credit-adjusted risk free rate. The Company records accretion expense and a commensurate increase in the asset retirement obligation such that the obligation will equal the expected cost at the expected asset retirement date and is recorded at its present value as of each reporting date. Any modification to the expected cost or retirement date is treated prospectively as an adjustment in the period in which the estimate changed.

To the extent that the Company is obligated to decommission a leased asset at the end of the applicable lease term, the Company includes the estimated future cost of such decommissioning as a component of lease payments and reflects such cost in the calculation of the right of use asset and lease obligations recorded on its Consolidated Balance Sheets.

Revenue recognition

The Company generates revenues primarily by delivering electricity and, where applicable, the associated self-generated SRECs to customers under electricity sales contracts and SREC contracts. Additionally, battery storage facilities will provide revenue. In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) 2014-09, Accounting Standards Codification (ASC), Revenue from Contracts with Customers (ASC 606), which was adopted by the Company on January 1, 2019. This ASU, as amended, provides comprehensive guidance on the recognition of revenue earned from contracts with customers arising from the transfer of goods and services, guidance on accounting for certain contract costs and new disclosures. Revenues from contracts with customers are recognized when control of promised goods and services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to for those goods or services.

Electricity sales

The Company accounts for its electricity sales contracts as executory contracts. The revenues are primarily determined by multiplying (i) the price under the electricity sales contract or market price by (ii) the amount of electricity that the Company delivers. Customers are invoiced monthly in this manner, with payments historically received within one month of the invoice date. The Company transfers control of the electricity and the customer simultaneously receives and consumes the benefits at that time. The sale of electricity over the term of the agreement represents a series of distinct goods that are substantially the same and that have the same pattern of transfer to the customer. Consequently, the Company recognizes revenues over time based on an output measure, as each MWh is delivered to the customers, based on invoiced amounts.

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GOLDMAN SACHS RENEWABLE POWER LLC AND SUBSIDIARIES

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FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(all numbers in thousands) (continued)

Standalone SREC sales

The Company generates revenue by delivering SRECs to customers on a standalone basis. One SREC is generated for each MWh of electricity produced, subject to any adjustments made by the certifying bodies in the jurisdictions which the Company operates. The Company maintains three general types of standalone SREC sales contracts: spot sales, fixed-notional forward sales, and unit-contingent forward sales contracts. For both spot sales and fixed-notional forward-sales, revenue is determined by multiplying (i) the per-unit contractual price by (ii) the quantity of SRECs delivered to the counterparty; limited by the notional amount of the contract. For unit-contingent forward sales, revenue is determined by multiplying (i) the per-unit contractual price by (ii) the amount of SRECs generated by the contracted assets and delivered to the counterparty. The Company invoices standalone SREC sales contract counterparties as SRECs are delivered and payments are typically due between 5—10 days from the date the SRECs are transferred to the counterparties. These sales are not financed by the Company. Each promise to deliver SRECs is a distinct performance obligation that is satisfied when appropriately certified and title has transferred. The revenue related to standalone SRECs is recognized at that point in time.

Bundled electricity and SREC sales

In certain circumstances, the Company sells both electricity and SRECs pursuant to the same contract. Revenues are determined by multiplying (i) the bundled contract price by (ii) the amount of electricity delivered. Customers are invoiced monthly in this manner, with payments received within one month of the invoice date. Although the transfer of SRECs to the customers and the recognition of the related revenue happens at a point in time subsequent to the delivery of the related electricity (due to the SREC certification process), the certification process does not have a material impact to the amount of SRECs ultimately delivered to the customer. The Company has elected the practical expedient contained in ASC 606-10-55-18 to recognize revenue in accordance with the timing and amount of the related invoices, as the right to consideration corresponds directly to the value provided to the customer. The Company views the substance of the transaction as a combined arrangement in which the performance obligations for both the sale of electricity and SRECs are achieved simultaneously as electricity is generated and delivered to the customer, and records the related revenues in operating revenues in the Consolidated Statements of Operations.

Lease revenue

The Company, through acquisitions of existing contracts, is the lessor of certain solar energy facilities. The Company records revenue associated with the fixed-lease payments straight-line over the term of the lease. The adoption of ASU 2016-02, Leases (ASC 842) did not have a material impact on the recognition of lease income.

Battery storage

The Company is constructing and operating certain projects that pair Battery Energy Storage Systems (BESS) with solar energy facilities, which allows the project more flexibility on when to provide energy to the grid. In certain cases, the Company enters into PPAs that allow the customer to utilize

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GOLDMAN SACHS RENEWABLE POWER LLC AND SUBSIDIARIES

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FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(all numbers in thousands) (continued)

the full capacity of the BESS, including the right to charge and discharge, in exchange for variable payments based on the performance of the BESS. These PPAs include both lease and non-lease components, with the BESS component generally representing an operating lease under ASC 842, which we combine and account for collectively under ASC 606. Revenue is recognized based on the amount of energy and capacity provided at the contractual billing rates, assuming all other revenue recognition criteria have been met.

Leases

ASC 842 requires that, for leases longer than one year, a lessee recognize in the Consolidated Balance Sheets a right of use asset, representing the right to use the underlying asset for the lease term, and a lease obligation, representing the liability to make lease payments. It also requires that for finance leases, a lessee recognize interest expense on the lease obligation, separately from the amortization of the right of use asset in the Consolidated Statements of Operations, while for operating leases, such amounts should be recognized as a combined expense. In addition, this ASU requires expanded disclosures about the nature and terms of lease agreements. Right of use assets are amortized using the straight-line method over the shorter of the remaining life of the lease agreements or the life of the asset.

The Company adopted this ASU under a modified retrospective approach on January 1, 2019. Upon adoption, the Company elected the following practical expedients: to use hindsight, to not reassess land easements for the existence of leases, and to not reassess the lease classification of existing leases or whether existing contracts contain a lease. In addition, the Company has elected to exclude short-term leases from the calculation of right of use assets and lease liabilities. The Company used discount rates commensurate with the Company’s incremental borrowing rate. The Company assumes lease extensions and purchase options would be exercised unless the terms were projected to be above-market.

See Note 8 for further information about the Company’s leases.

Income taxes

The Parent Company has elected to be treated as a corporation, subjecting its earnings to U.S. federal and various state and local entity-level corporate income taxes. In addition, the Parent Company has various corporate subsidiaries that are subject to entity-level U.S. federal and various state and local corporate income taxes. The corporate subsidiaries each hold economic interests in various partnerships and consolidate the partnerships and the results of their operations for financial reporting purposes. The Parent Company is subject to annual entity-level corporate income taxes on the income allocations received from the partnerships. The Parent Company is not subject to income tax on the portion of partnership income allocated to any associated non-controlling interests.

The U.S. federal government provides or provided various incentives, such as investment tax credits, cash grants, and accelerated depreciation, for investments in renewable energy. The Company accounts for its investment tax credits using the flow-through method of accounting, under which the associated tax benefit is recorded as an income tax benefit in the period that the credit is generated.

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GOLDMAN SACHS RENEWABLE POWER LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(all numbers in thousands) (continued)

Income taxes are provided for using the asset and liability method under which deferred tax assets and liabilities are recognized based upon the net tax effects of the temporary differences between the financial reporting and tax bases of the Company’s assets and liabilities. These temporary differences result in taxable or deductible amounts in future years and are measured using the enacted tax rates and laws that are expected to be in effect when such differences reverse.

The Company recognizes deferred tax assets to the extent that management believes that these assets are more likely than not to be realized. In making such a determination, management considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If management determines that it is not more likely than not that the Company would be able to realize its deferred tax assets, management records a valuation allowance against the deferred tax assets to their respective realizable value, which would reduce any associated tax benefit recorded in the current period increase the provision for income taxes.

The Company uses a two-step process for the measurement of uncertain tax positions that have been taken or are expected to be taken in a tax return. The first step is a determination of whether the tax position should be recognized in the consolidated financial statements, which recognizes tax positions only when it is more likely than not that the tax benefit of the position will be sustained upon examination. The second step determines the measurement of the tax position, which is measured at the largest amount of benefit that is expected to be more likely than not be realized upon settlement. The Company reports interest expense related to income tax matters as a component of income tax expense and income tax penalties in other expense.

Impact of COVID-19

In December 2019, an outbreak of a novel strain of coronavirus (COVID-19) emerged globally and grew into a pandemic that persisted throughout 2020, 2021 and into 2022. The extent of the impact of COVID-19 on the Company’s future financial performance and distributions will depend on future developments, including the duration and continued spread of the pandemic. Management believes the Company is taking appropriate actions to identify and mitigate the ongoing impacts; however, future effects of COVID-19 is unknown and cannot be reasonably estimated at this time.

Segments

The Company makes equity investments in renewable energy platforms. The business is managed as a single portfolio in which all activities are reported as one business segment.

Recent accounting developments

In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform: Facilitation of the Effects of Reference Rate Reform on Financial Reporting (ASC 848). ASU 2020-04 provides optional relief from applying generally accepted accounting principles to contracts, hedging relationships and other transactions affected by reference rate reform. In addition, in January 2021, the FASB issued

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(all numbers in thousands) (continued)

ASU 2021-01, Reference Rate Reform – Scope, which clarified the scope of ASC 848 relating to contract modifications. To the extent the Company makes contract amendments that are within scope of this guidance, the Company expects to apply the relief contemplated. However, the impact will depend on the specific facts and circumstances of any future amendments and, therefore, it is not possible at this time to estimate the impact.

In January 2021, the FASB issued ASU 2021-01, an additional Accounting Standards Update related to Reference Rate Reform: Facilitation of the Effects of Reference Rate Reform on Financial Reporting (ASC 848). ASU 2021-01 clarifies that contract modifications that change the interest rate used for margining, discounting, or contract price alignment can be treated retrospectively as of any date from the beginning of the interim period that includes March 12, 2020, or prospectively to new modifications from any date within the interim period that includes or is subsequent to January 7, 2021, up to the date that financial statements are available to be issued. An entity may also elect to apply ASU No. 2021-01 to eligible hedging relationships existing as of the beginning of the interim period that includes March 12, 2020, and to new eligible hedging relationships entered into after the beginning of the interim period that includes March 12, 2020. To the extent the Company makes contract amendments that are within scope of this guidance, the Company expects to apply the relief contemplated. However, the impact will depend on the specific facts and circumstances of any future amendments and, therefore, it is not possible at this time to estimate the impact.

In July 2021, the FASB issued ASU 2021-05, Lessors—Certain Leases with Variable Lease Payments (ASC 842). ASU 2021-05 amends the accounting for lessors with lease contracts that both (1) have variable lease payments that do not depend on a reference index or a rate and (2) would have resulted in the recognition of a selling loss at lease commencement if classified as sales-type or direct financing. If these criteria apply, lessors should instead classify and account for such leases as operating leases which will generally avoid the upfront recognition of a loss. The Company has elected to early adopt the amendments as of January 1, 2021 retrospectively to leases that commenced or were modified on or after the adoption of Update 2016-02. Early adoption of this ASU resulted in no material impact to the Company’s consolidated financial statements.

3. ACQUISITIONS:

The Company’s acquisitions have been reviewed pursuant to the guidance contained in ASC 805 and the Company has determined that such purchases meet the definition of asset acquisitions.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(all numbers in thousands) (continued)

The Company made the following acquisitions during the years ended December 31:

	2021
	Acquisition Date	Purchase Price	Size (MWdc)
Stanton	January 4	$34,334	389.5	(1)
Hanover	February 16	1,230	pre-operations
Anthracite	September 28	13,125	pre-operations
Anacostia	October 1	879	pre-operations
Naylor Rd	October 1	998	pre-operations
Southern Ave 2	October 1	928	pre-operations
Southern Ave Bus	October 1	532	pre-operations
Cicero	October 11	272	pre-operations
Enfield	October 15	2,193	pre-operations
Exeter	December 3	1,523	pre-operations
Cheverly	December 10	1,406	pre-operations

Total		$57,420	389.5

(1)	Project includes additional 561 MWh of battery storage capacity.

Subsequent to year-end, the Company acquired land and lease rights for the development of solar and battery storage facilities totaling over 3,500 MW of capacity. During March 2022, the Company made an initial upfront payment of $48,000. Incremental payments of up to $165,000 will be due at different intervals of development and construction.

	2020
	Acquisition Date	Purchase Price	Size (MWdc)
Kenyon – Tranche 2	March 2	$1,557	12.0
Park – Tranche 7	March 3	7,200	3.6
East Light	May 4	2,036	pre-operations
American Kings	June 30	187,941	172.2
Toms River	July 7	10,400	pre-operations
Puckett Solar	August 12	3,964	pre-operations
High Desert Solar	August 17	33,574	pre-operations
Janis Solar	September 4	4,389	pre-operations
Branscomb	November 13	4,674	pre-operations
Darby	November 13	3,259	pre-operations
Pattersonville	November 13	3,511	pre-operations
Kirkland I	November 14	44	pre-operations
Lysander	November 14	220	pre-operations
Oswego	December 4	799	pre-operations
Scriba	December 4	1,654	pre-operations
Grissom	December 11	3,319	pre-operations
Regan	December 11	3,356	pre-operations

Total		$271,897	187.8

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(all numbers in thousands) (continued)

The Company assumed the following assets and liabilities through acquisitions, during the years ended December 31:

	2021	2020
Solar energy and storage facilities, net	$57,420	$287,714
Intangible assets, net	—	2,395

Total investment in solar asset	57,420	290,109

Accounts receivable	—	129
Right of use assets, net	50,048	2,648
Other assets	—	616
Accrued expenses and other current liabilities	—	(79)
Tax equity sale-leasebacks	—	(18,444)
Lease obligations	(50,048)	(2,634)
Asset retirement obligations	—	(448)

Total investment	57,420	271,897

Purchase price, net of cash acquired	$57,420	$271,897

4. SOLAR ENERGY AND STORAGE FACILITIES, NET:

Solar energy facilities consist of the following as of December 31, 2021 and 2020, respectively:

	2021	2020
Solar energy facilities	$2,431,364	$1,783,408
Storage facilities	349,378	—
Construction in progress	277,457	204,558
Land	40,493	34,790
Accumulated depreciation	(144,710)	(76,597)

Solar energy and storage facilities, net	$2,953,982	$1,946,159

Depreciation during the years ended December 31, 2021, 2020 and 2019, was $68,113, $49,954 and $23,125, respectively. These amounts are recorded in Depreciation, amortization and accretion in the Consolidated Statements of Operations.

During the years ended December 31, 2021, 2020 and 2019, the Company capitalized interest of $16,008, $8,766 and $1,344, respectively. These amounts are included in Solar energy and storage facilities, net on the Consolidated Balance Sheets.

5. INTANGIBLE ASSETS, NET:

The Company’s intangible assets, which consists of the above or below market value associated with acquired contracts, have remaining durations that range from less than a year to approximately 25 years. Intangible contract amortization expense during the years ended December 31, 2021, 2020 and 2019, was $48,007, $51,297 and $33,885, respectively. These amounts are recorded in Operating revenues, net in the Consolidated Statements of Operations.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(all numbers in thousands) (continued)

Intangible assets consist of the following as of December 31, 2021 and 2020, respectively:

	2021	2020
Intangible assets	$754,822	$761,200
Accumulated amortization	(138,893)	(90,886)

Intangible assets, net	$615,929	$670,314

Estimated future contract amortization of intangible assets as of December 31, 2021, is as follows:

Year Ending December 31,	Amount
2022	$46,185
2023	45,796
2024	45,810
2025	45,752
2026	45,530
Thereafter	386,856

Total	$615,929

6. TAX EQUITY SALE-LEASEBACKS:

The Company has acquired entities which, prior to acquisition, have entered into solar energy facility sale-leaseback arrangements with various financial institutions. Upon acquisition, the Company retains the classification of the sale-leaseback determined by the seller. Certain of these transactions were classified as failed sale-leasebacks by the seller under the accounting guidance applicable at the time (amounts associated with true sale-leasebacks are included in the amounts presented in Note 8); in such circumstances, the seller recorded a tax equity sale-leaseback equal to the sales proceeds. The Company revalued these tax equity sale-leasebacks as of the date of acquisition based on fair values. Lease payments are allocated between principal and interest using the Company-specific incremental borrowing rate or an imputed rate in circumstances when the Company expects to exercise a purchase option under the lease. Additionally, the Company’s solar energy facility leases generally convey options for the Company to purchase the underlying property at various periods in time at a fixed-price or the then current fair-market value of the asset.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

GOLDMAN SACHS RENEWABLE POWER LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(all numbers in thousands) (continued)

During the years ended December 31, 2021 and 2020, the Company’s associated activity was:

	2021	2020
Beginning balance	$494,651	$505,060
Additions	—	18,444
Other adjustments	(50)	490
Buy-out	(4,854)	(14,254)
Lease payments	(42,640)	(43,153)
Interest expense	26,600	28,064

Total tax equity sale-leasebacks	$473,707	$494,651
Less: current maturities	(77,035)	(47,749)

Tax equity sale-leasebacks, net of current portion	$396,672	$446,902

Future minimum annual principal payments associated with these tax equity sale-leasebacks for each of the next five years and thereafter are as follows:

Year Ending December 31,	Amount
2022	$77,035
2023	48,270
2024	40,608
2025	36,246
2026	31,846
Thereafter	498,874

Unrecognized interest	(259,172)

Total	$473,707

7. LONG-TERM DEBT, NET:

The Company’s debt consists of the following for periods presented below:

Instrument	Maturity	Interest Rate	2021	2020
Corporate
Subscription Facility	2022	LIBOR(1) + 1.85%	$62,000	$264,616
Portfolio-level
Senior secured notes	2044	3.77%	444,339	472,777
Senior secured notes 2	2046	3.10%	594,668	—
Warehouse facility	2023	LIBOR(1) + 1.75%	224,538	—
Construction and ITC bridge facility	2022	LIBOR(1) + 0.88%	380,002	—

Subtotal portfolio level debt			1,643,547	472,777

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

GOLDMAN SACHS RENEWABLE POWER LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(all numbers in thousands) (continued)

Instrument	Maturity	Interest Rate	2021	2020
Project-level
State Term Loans	2023 to 2038	Fixed 4.40% to 6.10%	144,906	153,398
		Floating LIBOR(2) (3) + 2.50% to 3.13%(4)	90,418	100,002
Charles Term Loans	2023 to 2036	Fixed 5.15%	52,859	55,208
		Floating LIBOR(1) + 2.00%	2,059	3,272
		LIBOR(1) +
Chambers Term Loans	2028 to 2030	1.88% to 2.50%	78,000	85,286

Subtotal project-level debt			368,242	397,166

Total Long-term debt			$2,073,789	$1,134,559
Less: current maturities			(451,742)	(57,363)
Add: unamortized debt premium, net			6,096	7,032
Add: deferred financing costs, net			(19,076)	(8,555)

Long-term debt, net			$1,609,067	$1,075,673

(1)	The 30-day LIBOR rate was 0.11% and 0.14% as of December 31, 2021 and 2020, respectively.
(2)	The 90-day LIBOR rate was 0.15% and 0.24% as of December 31, 2021 and 2020, respectively.
(3)	The 6-month LIBOR rate was 0.18% and 0.26% as of December 31, 2021 and 2020, respectively.
(4)	The Floating Rate Term Loan has an interest rate floor of 4% as of December 31, 2021 and 2020, respectively.

Future minimum annual principal payments associated with the Company’s debt for each of the next five years and thereafter are as follows:

Year Ending December 31,	Amount
2022	$451,742
2023	141,778
2024	83,994
2025	71,542
2026	318,952
Thereafter	1,005,781

Total	$2,073,789

For the years ended December 31, 2021 and 2020, the estimated fair values of long-term debt were $2,155,756 and $1,180,364, respectively. The impact to both years was primarily driven by the interest rates of the underlying instruments. For the letters of credit, the estimated fair value approximates the carrying amount due primarily to the short-term nature of the instruments.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

GOLDMAN SACHS RENEWABLE POWER LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(all numbers in thousands) (continued)

Subscription facility

On February 22, 2018, the Company entered into a revolving credit agreement with HSBC Bank USA (the Revolving Credit Agreement). Proceeds from the credit facility (the Subscription Facility) are used to finance the Company’s operating and investing activities. The Subscription Facility is collateralized by unfunded investor capital commitments; as of December 31, 2021, the Company’s total unfunded capital investor commitments were approximately $845,000. As of December 31, 2021, the size of the Subscription Facility is $494,000. The Subscription Facility is funded by PNC Bank, N.A., BankUnited, N.A., Societe Generale, and MUFG Union Bank, N.A. The Company incurs a commitment fee at an annual rate of 0.25% based on the unused portion of the Subscription Facility. The Company also utilizes portions of the Subscription Facility as lines of credit to satisfy various obligations. As of December 31, 2021, the unused portion of the Subscription Facility was $407,779. Upon maturity, the Company intends to retire the Subscription Facility using alternative funding sources including but not limited to investor contributions and issuances of long-dated debt. Under the terms of the Revolving Credit Agreement, the Company is subject to various covenants; as of December 31, 2021, the Company was in compliance with the covenants.

Senior secured notes

On January 30, 2020, the Company entered into a note purchase agreement with MUFG Union Bank, N.A. as first lien collateral agent and MUFG Union Bank, N.A. as the notes agent (the Note Purchase Agreement). Pursuant to the Note Purchase Agreement, the Company issued notes (the Senior Secured Notes) with an approximate aggregate principal amount of $500,000. The Company incurs a commitment fee at an annual rate of 0.40% based on the unused portion of the senior secured notes. The proceeds from the Senior Secured Notes are used to retire various Company debt, and finance the Company’s operating and investing activities. The Senior Secured Notes are collateralized by the Company’s equity interests in GSRP Portfolio I LLC, an entity which maintains ownership interests in 378 solar energy facilities with a total nameplate capacity of approximately 604 megawatts; the collateral is included in the amounts presented in solar energy facilities, net on the Consolidated Balance Sheets. Under the terms of the Note Purchase Agreement, the Company is subject to various covenants; as of December 31, 2021, the Company was in compliance with the covenants.

Bridge loan

On December 24, 2020, the Company entered into a credit agreement with Natixis (the Bridge Loan Agreement). Proceeds from the credit facility (the Bridge Loan) will be used to partially finance the development of the Stanton Project. The size of the Bridge Loan is $150,000, and is to be repaid upon the contribution of tax-equity capital associated with the project. The Bridge Loan is uncollateralized. The Company incurs a commitment fee at an annual rate of 0.50% based on the unused portion of the Bridge Loan. Under the terms of the Bridge Loan Agreement, the Company is subject to various covenants. During 2021, the Company made a drawdown in September of $125,000 and fully repaid and closed Bridge Loan on October 1, 2021.

Senior secured notes 2

On October 1, 2021, the Company entered into a note purchase agreement with MUFG Union Bank, N.A. as first lien collateral agent and MUFG Union Bank, N.A. as the notes agent (the Note

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

GOLDMAN SACHS RENEWABLE POWER LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(all numbers in thousands) (continued)

Purchase Agreement 2). Pursuant to the Note Purchase Agreement 2, the Company issued approximately $597,500 aggregate principal amount of 3.10% notes (the Senior Secured Notes 2) maturing June 29, 2046. The Company incurs a commitment fee at an annual rate of 0.40% based on the unused portion of the Senior Secured Notes 2. The private offering purchasers consisted of a number of financial institutions. Proceeds from the debt were used to pay off portions of Subscription and Warehouse Facilities. In addition, the Company fully paid off and closed the Bridge Loan. The Senior Secured Notes 2 are collateralized by the Company’s equity interests in GSRP Portfolio II LLC, an entity which maintains ownership interests in 445 solar energy and storage facilities with a total nameplate capacity of approximately 767 megawatts; the collateral is included in the amounts presented in solar energy and storage facilities, net on the Consolidated Balance Sheets. Under the terms of the Note Purchase Agreement 2, the Company is subject to various covenants; as of December 31, 2021, the Company was in compliance with the covenants.

Warehouse facility

On February 23, 2021, the Company entered into a credit agreement with MUFG Bank, Ltd. (the Warehouse Agreement). Proceeds from the credit facility (the Warehouse Facility) are used to finance the Company’s operating and investing activities. The size of the Warehouse Facility is $500,000. The Warehouse facility is collateralized by the Company’s equity interests in GSRP Warehouse I LLC, an entity which maintains ownership interests in an operational solar energy facility with a nameplate capacity of approximately 27 megawatts and a solar energy facility under development with a nameplate capacity of 189.8 megawatts currently under development; the collateral is included in the amounts presented in solar energy facilities, net and construction in progress, respectively, on the Consolidated Balance Sheets. The Warehouse Facility is funded by MUFG Union Bank, N.A., HSBC Bank USA, and various other lenders. The Company incurs a commitment fee at an annual rate of 0.50% based on the unused portion of the Warehouse facility. The Company also utilizes portions of the Warehouse Facility as lines of credit to satisfy various obligations. As of December 31, 2021, the unused portion of the Warehouse Facility was $267,955. Under the terms of the Revolving Credit Agreement, the Company is subject to various covenants; as of December 31, 2021, the Company was in compliance with the covenants.

Construction and ITC bridge facility

On June 10, 2021, the Company entered into a construction and ITC bridge loan credit agreement with Natixis (the Financing Agreement). Proceeds from the construction and ITC bridge loan facilities are used to fund a portion of the project costs as necessary to achieve Project Stanton’s substantial completion. The size of the construction facility is not to exceed $218,710, and ITC bridge loan facility is not to exceed $235,000. The Company incurs a commitment fee at an annual rate of 0.31% based on the unused portion of the ITC bridge loan. As of December 31, 2021, the unused portions of the construction and ITC bridge loans were $0 and $73,709, respectively. Under the terms of the Financing Agreement, the Company is subject to various covenants; as of December 31, 2021, the Company was in compliance with the covenants.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

GOLDMAN SACHS RENEWABLE POWER LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(all numbers in thousands) (continued)

Senior secured notes 3

On December 28, 2021, the Company signed a note purchase agreement with the Bank of New York Mellon, as first lien collateral agent, intercreditor agent and as the notes agent (the Note Purchase Agreement 3). Pursuant to the Note Purchase Agreement 3, the Company issued, with funds to be received once the Stanton Project reaches substantial completion (as defined in the Note Purchase Agreement 3), approximately $251,740 aggregate principal amount of 3.30% notes (interest rate subject to an escalator based on final project substantial completion) (the Senior Secured Notes 3) maturing March 31, 2047. The Senior Secured Notes 3 are collateralized by the Company’s equity interests in GSRP Stanton LLC, an entity which maintains ownership interests in the Stanton project with a total nameplate capacity of approximately 390 MW and battery storage capacity of 561 MWh.

Letters of credit

In connection with certain debt agreements, the Company has issued letters of credit to satisfy the debt service reserve requirements as well as provide collateral support. Furthermore, the Company has secured the standby letters of credit to fulfill its obligation under projects’ power purchase and other agreements. The Company has entered into various letters of credit agreements, with an aggregate amount of approximately $248,623. The Company incurs commitment fees at annual rates of 0.88% - 3.13% based on the unused portions of the letters of credit.

Project-level debt

The Company has acquired various long-term debt in conjunction with the acquisition of certain operating subsidiaries (the Project-level debt). The Project-level debt is held by project-companies or their parent companies, and are collateralized by the solar energy facilities held by the relevant company, in addition to cash held in debt service accounts and standby letters of credit. As of December 31, 2021 and 2020, the Company had a revolving commitment of approximately $42,650 and $42,593, respectively with no outstanding balance for either year. Project level entities incur a commitment fee at an annual rate ranging between 0.50% - 0.75% based on the unused portion of the revolving commitment. Under the terms of the Project-level debt agreements, the Company is subject to various covenants; as of December 31, 2021, the Company was in compliance with the covenants.

Debt premium/discount

Upon the acquisition of debt instruments, the Company records debt premium or discount based on the difference between the fair value and carrying value of the debt instrument on the date of acquisition. The Company amortizes the debt premium or discount on a straight-line basis over the life of the related debt instrument; the amounts are recorded in interest expense in the Consolidated Statements of Operations.

	2021	2020
Beginning balance	$7,032	$8,077
Amortization of premium	(936)	(934)
Write-offs	—	(111)

Premium remaining	$6,096	$7,032

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

GOLDMAN SACHS RENEWABLE POWER LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(all numbers in thousands) (continued)

Deferred financing costs

Deferred financing costs incurred in connection with the issuance of the Company’s debt instruments are recorded in other assets or as an offset to long-term debt on the Consolidated Balance Sheets. Such costs are amortized using the straight-line method over the remaining life of the associated debt instruments. During the years ended December 31, 2021, 2020 and 2019, the Company recorded $9,736, $704 and $1,455 of deferred financing fee amortization, respectively. The amounts are recorded in Interest expense in the Consolidated Statements of Operations.

	2021	2020
Beginning balance	$9,005	$7,487
Additions	28,207	2,222
Amortization	(9,736)	(704)
Write-offs	(27)	—

Deferred financing costs, net	$27,449	$9,005

Included in other assets, net	8,373	450
Included in long-term debt, net	19,076	8,555

Interest expense

The Company’s commitment fees incurred and interest expense for debt consisted of the following:

	2021	2020	2019
Interest and commitment fees incurred	$60,003	$49,968	$34,951
Amortization of financing costs	9,736	704	1,455
Amortization of debt discount/premium	(936)	(934)	(402)

Interest incurred	$68,803	$49,738	$36,004

8. LEASE OBLIGATIONS:

The Company leases the sites upon which the solar energy and storage facilities are located, as well as certain of the solar energy facilities. The Company’s leases have remaining terms that range from less than a year to approximately 38 years, including extension options management expects to exercise. Additionally, the Company’s solar energy facility leases generally convey options for the Company to purchase the underlying property at various periods in time at a fixed-price or the then current fair-market value of the asset.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

GOLDMAN SACHS RENEWABLE POWER LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(all numbers in thousands) (continued)

During the years ended December 31, 2021, 2020 and 2019, the total costs associated with the Company’s leasing activities are as follows:

	2021	2020	2019
Finance lease cost:
Amortization of right of use assets	$8,820	$7,509	$4,813
Interest on lease obligations	5,253	3,778	2,211
Operating lease cost	4,776	4,041	3,776
Variable lease cost	225	164	74
Other adjustments	—	211	(144)

Total lease costs	$19,074	$15,703	$10,730

Commitments

Future minimum rent payments under non-cancelable lease obligations with initial terms in excess of one year in effect as of December 31, 2021, are as follows:

Year Ending December 31,	Finance Lease	Operating Lease
2022	$10,762	$4,581
2023	11,814	4,752
2024	11,925	4,786
2025	12,077	4,826
2026	12,373	5,092
Thereafter	185,290	65,491

Total	244,241	89,528
Unrecognized interest	(80,344)	(30,444)

Lease obligations	$163,897	$59,084

The Company has also entered into certain lease agreements, under which payments are made based on the variable production of certain solar energy systems. The payments from such arrangements are not included in the table above as they are a function of the power that will be generated by the related solar energy facilities in the future.

The Company identified various site leases which were being paid by offtakers to which the Company was leasing solar energy facilities. Since these lease payments are obligations of the Company, the Company has incorporated the effect of such site lease agreements into its calculation of the Company’s right of use assets and lease obligations. The Company has included the amount as other adjustments in the tables below.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

GOLDMAN SACHS RENEWABLE POWER LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(all numbers in thousands) (continued)

As of December 31, the Company’s right of use assets are summarized as follows:

	2021	2020
Operating leases
Beginning balance	$44,223	$45,648
Additions	16,204	639
Other adjustments	—	28
Buy-out	—	(23)
Amortization	(2,390)	(2,069)

Ending balance	$58,037	$44,223

	2021	2020
Finance leases
Beginning balance	$129,125	$92,034
Additions	35,136	45,802
Other adjustments	65	—
Buy-out	—	(1,202)
Amortization	(8,820)	(7,509)

Ending balance	$155,506	$129,125

As of December 31, the Company’s lease obligations are summarized as follows:

	2021	2020
Operating leases
Beginning balance	$44,646	$45,780
Additions	16,204	721
Buy-out	—	(23)
Interest accretion	2,386	1,972
Lease payments	(4,152)	(3,804)

Ending balance	$59,084	$44,646

	2021	2020
Finance leases
Beginning balance	$133,389	$93,631
Additions	35,136	45,747
Other adjustments	36	3
Buy-out	—	(1,289)
Interest accretion	5,253	3,778
Lease payments	(9,917)	(8,481)

Ending balance	$163,897	$133,389

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

GOLDMAN SACHS RENEWABLE POWER LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(all numbers in thousands) (continued)

As of December 31, the weighted-average remaining term and the weighted-average discount rate associated with the Company’s leases are as follows:

	2021	2020
Weighted-average remaining lease term – finance leases	22.63 years	20.85 years
Weighted-average remaining lease term – operating leases	20.84 years	17.31 years
Weighted-average discount rate – finance leases	3.45%	3.45%
Weighted-average discount rate – operating leases	4.11%	4.32%

9. ASSET RETIREMENT OBLIGATIONS:

During the years ended December 31, 2021, 2020 and 2019, the Company recorded $1,951, $1,361 and $879 of accretion expense associated with its asset retirement obligations, respectively. These amounts are recorded in Depreciation, amortization and accretion in the Consolidated Statements of Operations.

	2021	2020
Beginning balance	$38,252	$33,834
Additions	26,573	2,611
Disposal	(172)	—
Other adjustments	473	446
Accretion expense	1,951	1,361

Asset retirement obligations	$67,077	$38,252

10. INTEREST RATE DERIVATIVE INSTRUMENTS:

The fair value of the Company’s interest rate derivative instruments and the effects of these derivative instruments are represented in the Interest expense line in the Consolidated Statements of Operations and were as follows:

			Fair Value as of December 31,
Instrument	Notional Amount	Fixed Rate	2021	2020
Interest rate derivative instruments	$181,347	1.72% – 3.22%	$(6,498)	$(15,001)

	Fair Value Adjustment Recognized in Net Income (Loss) for the Years Ended December 31,
Instrument	2021	2020	2019
Interest rate derivative instruments	$8,503	$(9,844)	$(7,597)

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

GOLDMAN SACHS RENEWABLE POWER LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(all numbers in thousands) (continued)

11. REDEEMABLE NON-CONTROLLING INTERESTS:

The following table is a reconciliation of changes in third-party redeemable equity securities of subsidiaries at December 31:

	2021	2020
Beginning balance	$66,582	$41,209
Cash distributions to redeemable non-controlling interests upon buy-out	(7,237)	—
Distributions to holders of redeemable non-controlling interests	(3,052)	(3,866)
Excess basis allocation upon redeemable non-controlling interests buy-out	(33,412)	—
Net income (loss) attributable to redeemable non-controlling interests	5,512	29,239

Redeemable non-controlling interests	$28,393	$66,582

No additional adjustment was required to the balances classified in temporary equity because the carrying amount exceeded the fair value.

The terms of the tax-equity partnerships’ operating agreements contain allocations of income (loss) and cash distributions that vary over time and adjust the amount of the interest. The operating agreements specify an agreed upon date (referred to as the tax flip date) based on the passage of time whereby the Company will adjust the carrying amount to the full redemption amount. Once the tax flip date occurs, the buy-out can occur within a limited amount of time as specified by each partnerships’ agreements. The Company believes it is probable that options will be exercised at the times of the tax flip dates.

The flip dates were as follows as of December 31, 2021:

Tax equity partnership	Tax flip date	Buy-out date
GRE Fund I Holdco	July 20, 2021	Dec 31, 2021
GRE Fund II Holdco	April 1, 2023	N/A
GRE Fund III Holdco	January 1, 2025	N/A
GRE Fund IV Holdco	April 1, 2025	N/A
CF Roseville Holdco	January 1, 2024	N/A
Mitchell Holdings	August 21, 2021	Dec 31, 2021

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

GOLDMAN SACHS RENEWABLE POWER LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(all numbers in thousands) (continued)

12. OPERATING REVENUES, NET:

Operating revenues from contracts with customers and other revenue for the years ended December 31, 2021, 2020 and 2019 were as follows:

	2021	2020	2019
Electricity sales	$202,829	$188,696	$102,402
Solar renewable energy certificate sales	78,434	73,745	62,656
Lease and other revenues	13,178	10,243	9,663

Operating revenues	294,441	272,684	174,721
Contract amortization	(48,007)	(51,297)	(33,885)

Total operating revenues, net	$246,434	$221,387	$140,836

The amount of revenue the Company earns under its electricity sales contracts is variable, since it is dependent on the amount of electricity generated at each of the related project sites. Accordingly, for its electricity sales contracts (including those which also convey SRECs to the customer), the Company does not determine the total transaction price at inception, allocate the transaction price to performance obligations, or disclose the value of the remaining performance obligations. Lease revenues are included within Total operating revenues, net, but do not represent revenues from contracts with customers as defined by GAAP, pursuant to Topic 606.

As of December 31, 2021, revenue expected to be recognized from remaining performance obligations associated with standalone SREC sales contracts is as follows:

Year Ending December 31,	Amount
2022	$16,423
2023	51,836
2024	37,559
2025	21,005
2026	6,550
Thereafter	—

Total	$133,373

Future operations could be affected by changes in the creditworthiness of significant offtakers, by changes in economic or other conditions in geographic areas served, or by changes in the demand for renewable energy.

13. INCOME TAXES:

For financial reporting purposes, net income (loss) before income taxes for the United States was ($17,591), ($15,854) and $1,090 for the years ended December 31, 2021, 2020 and 2019, respectively.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

GOLDMAN SACHS RENEWABLE POWER LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(all numbers in thousands) (continued)

The components of the provision for income tax expense are as follows:

	2021	2020	2019
Current tax expense
Federal	$3,979	$692	$131
State	201	809	24

Total current tax expense	4,180	1,501	155

Deferred tax expense (benefit)
Federal	20,782	5,344	2,000
State	13,656	(2,364)	3,194

Total deferred tax expense	34,438	2,980	5,194
Total income tax expense	$38,618	$4,481	$5,349

The table below shows significant items resulting in effective rate difference from the federal statutory rate of 21.0%:

	2021		2020		2019
	Amount	Effective Rate	Amount	Effective Rate	Amount	Effective Rate
Tax rate reconciliation:
Income tax expense (benefit) at federal statutory rate	$(3,694)	21.0%	$(3,329)	21.0%	$229	21.0%
State income taxes	12,919	(73.4)	697	(4.4)	(57)	(5.2)
Effect of rate change	(1,329)	7.6	(1,793)	11.3	1,867	171.3
Non-controlling interest	47,444	(269.7)	8,850	(55.8)	(3,322)	(304.8)
Dividends received deduction	(156)	0.9	(862)	5.4	—	—
Investment tax credit	(900)	5.1	(471)	3.0	(631)	(57.9)
Changes in valuation allowance	(13,790)	78.4	2,127	(13.4)	5,131	470.7
Prior period adjustments	(3,161)	18.0	72	(0.5)	1,481	135.9
Other	1,285	(7.3)	(810)	5.1	651	59.7

Total income tax expense	$38,618	(219.4)%	$4,481	(28.3)%	$5,349	490.7%

The principal reasons for the difference between the statutory rate and the effective rate for 2021 were due to changes in valuation allowance, effects resulting from changes in tax rates, and the removal of tax effects related to non-controlling interests in tax equity entities’ pretax income and loss. The Company recorded non-controlling interests and redeemable non-controlling interests associated with various tax-equity investors who own membership interests in certain subsidiaries of the Company. The increase in the 2021 non-controlling interest adjustment was due to changes in Net Income (Loss) Attributable to Non-Controlling Interest in the Company’s Consolidated Statements of Operations which vary due to GAAP income (loss), taxable income (loss), capital contributions, investment tax credits, distributions, and the stipulated targeted investor return specified in the subsidiaries’ operating agreements which can have a significant impact on the amounts that investors would receive upon a hypothetical liquidation. These factors may create volatility in the effective tax rate as the application of HLBV can drive changes in net income or loss attributable to non-controlling interests from period to period.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

GOLDMAN SACHS RENEWABLE POWER LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(all numbers in thousands) (continued)

During the year ended December 31, 2021, the Company recorded a non-recurring income tax benefit of $13,790 relating to the release of a substantial portion of the Company’s valuation allowance. This release was due to cumulative earnings largely resulting from current earnings and expected reversals of deferred tax liabilities resulting in a source of income. Additionally, the Company recorded a prior period adjustment related to a provision to return differences.

The principal reasons for the difference between the statutory rate and the effective rate for 2020 were due to changes in valuation allowance, effects resulting from changes in tax rates, and the removal of tax effects related to non-controlling interests in tax equity entities’ pretax income and loss. The Company recorded non-controlling interests and redeemable non-controlling interests associated with various tax-equity investors who own membership interests in certain subsidiaries of the Company. The increase in the 2020 non-controlling interest adjustment was due to changes in Net Income (Loss) Attributable to Non-Controlling Interest in the Company’s Consolidated Statements of Operations which vary due to GAAP income (loss), taxable income (loss), capital contributions, investment tax credits, distributions, and the stipulated targeted investor return specified in the subsidiaries’ operating agreements which can have a significant impact on the amounts that investors would receive upon a hypothetical liquidation. These factors may create volatility in the effective tax rate as the application of HLBV can drive changes in net income or loss attributable to non-controlling interests from period to period.

Net deferred taxes were comprised of the following at December 31:

	2021	2020
Net operating loss (NOL) and interest carryforward	$116,435	$90,018
Investment tax credits	6,866	5,335
Other	7,585	3,064
Subtotal	130,886	98,417

Valuation allowance	(7)	(13,797)

Total deferred tax assets	$130,879	$84,620
Depreciation	$(19,346)	$—
Outside basis difference	(182,631)	(121,280)
Total deferred tax liabilities	(201,977)	(121,280)

Deferred tax liabilities, net	$(71,098)	$(36,660)

The U.S. federal net operating loss carryforward has no expiration date with the exception of $4,833 expiring between 2035 and 2037. As of December 31, 2021, the Company had approximately $25,706 of state net operating loss deferred tax assets. The Company has a gross federal NOL of $426,908 as of December 31, 2021. The Company had approximately $1,216,150 of gross state net operating loss carryforwards as of December 31, 2021, of which $598,796 are expected to expire between 2024 and 2042. The remaining gross state net operating loss carryforwards have an indefinite life. The U.S. federal investment tax credit carryforward of $6,866 expires between 2038 and 2041. Valuation allowances are provided against deferred tax assets when management cannot conclude that it is more likely than not that some portion or all deferred tax assets will be realized.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

GOLDMAN SACHS RENEWABLE POWER LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(all numbers in thousands) (continued)

Pursuant to Section 48 of the Internal Revenue Code, the owner that commences operations of qualified solar energy property is eligible to receive investment tax credits (the Investment Tax Credits) in an amount calculated with reference to the eligible costs of the qualified solar energy property. The Investment Tax Credits are generally available for use on the date the qualified solar energy property is placed-in-service and have a five-year recapture period. During the recapture period, the Company must comply with certain requirements in order to retain the Investment Tax Credits. Failure to meet such requirements may result in the recapture of the Investment Tax Credits. The Company accounts for its Investment Tax Credits as a reduction of income tax expense in the year in which the credits arise. Where the Company forms joint-ventures to develop solar energy facilities, the Company receives minimal allocations of Investment Tax Credits as the majority of such credits are allocated to the joint-venture partners. During the years ended December 31, 2021 and 2020, the Company generated $1,531 and $462 of Investment Tax Credits, respectively.

At December 31, 2021 and 2020, the Company has no uncertain tax positions that would require the accrual of an unrecognized tax benefit. No interest or penalties related to uncertain taxes have been recognized on the accompanying Consolidated Statements of Operations. Management does not expect a significant change in uncertain tax positions during the twelve months subsequent to December 31, 2021.

The Parent Company and its corporate subsidiaries submit U.S. federal, state, and local income tax filings. In the normal course of business, the Company may be audited by U.S. federal, state, and local taxing authorities. As of December 31, 2021, the Company is not undergoing any tax examinations nor has the Company agreed to extend the statute of limitations beyond the prescribed expiration date. As of December 31, 2021, tax years from 2018 to 2021 are subject to examination by the tax authorities.

The Parent Company and its corporate subsidiaries remitted tax payments to federal, state, and local tax jurisdictions of $9,940 during the year ended December 31, 2021. The Parent Company and its corporate subsidiaries expect a refund for a portion of the tax payments remitted during the year ended December 31, 2021 and have recorded $5,699 within Prepayments and other assets, net within the Consolidated Balance Sheets.

14. VARIABLE INTEREST ENTITIES:

The Company consolidates VIEs in which it holds a variable interest and is the primary beneficiary. The Company has determined certain subsidiaries are VIEs and as the managing member of the respective partnerships, it is the primary beneficiary by reference to the power and benefits criterion under ASC 810 Consolidation. The Company considered responsibilities within the contractual agreements, which grant it the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance. Such activities include management of the solar energy and storage facilities’ operations and maintenance, budgeting, and establishing policies and procedures. In addition, the Company has the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIEs on the basis of income allocations and cash distributions. Financing of the VIEs is further described in Note 6. Lenders of partnerships determined to be VIEs generally do not have recourse to the Company. Investors of partnerships determined to be VIEs

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

GOLDMAN SACHS RENEWABLE POWER LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(all numbers in thousands) (continued)

generally do not have recourse to the Company as a whole, but the Company does provide certain guarantees related to investment tax credit generation and letters of credit on behalf of the VIEs.

The following table presents a summary of the consolidated VIEs in which the Company holds variable interests in structures other than wholly owned entities.

	As of December 31,
Total consolidated VIEs	2021	2020
Current assets	$82,619	$45,455
Solar energy and storage facilities, net	1,722,687	915,039
Other assets	348,420	358,414
Current liabilities	68,233	51,596

Other liabilities	490,267	480,883

On the previous table, assets and liabilities are presented net of intercompany eliminations. Substantially all VIE assets can only be used to settle obligations of the VIE.

The Company’s exposure to loss in the consolidated VIEs is limited to losses that would be absorbed on the VIE’s net assets recognized in its financial statements, net of amounts absorbed by third-party variable interest holders.

15. RELATED PARTY TRANSACTIONS:

Management fee

In accordance with the LLC Agreement and the Management Services Agreement, dated February 9, 2018, GSAM receives a management fee from the Company as compensation for its services (the Management Fee). The Management Fee is determined as of the last day of the applicable calendar quarter and is paid quarterly in arrears.

The Management Fee is equal to 0.125% of the average of the Management Fee Base (as herein after defined) with respect to such calendar quarter and the Management Fee Base at the end of the prior calendar quarter. The Management Fee Base for any calendar quarter is equal to the amount of capital contributed to the Parent Company as of the end of such calendar quarter, plus the total indebtedness of the Company, less a proportionate share of any indebtedness attributable to non-tax equity joint-venture partners.

During the years ended December 31, 2021, 2020 and 2019, GSAM earned management fees of $10,407, $7,525 and $4,718, respectively. As of December 31, 2021 and 2020, management fees payable to GSAM were $2,939 and $3,864, respectively. These amounts have been included in accounts payable – related parties, net on the accompanying Consolidated Balance Sheets.

Administration fee

In accordance with the LLC Agreement and the Management Services Agreement, dated February 9, 2018, GSAM receives an administration fee from the Company as compensation for its

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

GOLDMAN SACHS RENEWABLE POWER LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(all numbers in thousands) (continued)

services (the Administration Fee). The Administration Fee is equal to the product of the Company’s share (as defined in the LLC Agreement) of the nameplate capacity of the solar energy facilities owned by the Company (the Facilities) and the applicable per kW rate. From February 9, 2018, (the first date on which the Company accepted capital commitments) until the day preceding the first anniversary of such date, the applicable per kW rate is $10; thereafter, until the day preceding the second anniversary of such date, the applicable per kW rate is $9; thereafter, the applicable per kW rate is $8. The Administration Fee is prorated for any partial calendar quarter and for any intra-quarter changes to the aggregate nameplate capacity of the Facilities.

The Administration Fee for any calendar quarter is subject to a cap of 0.125% of the average of the Management Fee Base at the end of such quarter and the Management Fee Base at the end of the prior calendar quarter (the Administration Fee Cap), less such fees paid to third-party service providers by or associated with the Facilities (excluding from such fees, the proportion attributable to non-tax equity joint-venture partners). To the extent the Administration Fee and/or the Administration Fee Cap is reduced below zero for a particular calendar quarter, GSAM will pay to the Company the amount by which the Administration Fee and/or Administration Fee Cap is below zero.

During the years ended December 31, 2021, 2020 and 2019, GSAM earned administration fees of $7,652, $5,648 and $2,371, respectively. As of December 31, 2021 and 2020, administration fees payable to GSAM were $1,694 and $2,723, respectively. These amounts have been included in accounts payable – related parties, net on the accompanying Consolidated Balance Sheets.

Acquisition costs

Affiliates of GS&Co regularly incur costs on behalf of the Company, in conjunction with acquisition due diligence and other developmental activities. The Company reimburses the affiliates for such costs as invoiced. As of December 31, 2021 and 2020, the Company owed affiliates of GS&Co approximately $4,521 and $6,603, respectively. These amounts have been included in accounts payable – related parties, net on the accompanying Consolidated Balance Sheets.

Special Interest Member incentive allocation

In accordance with the Operating Company LLC agreement, the Special Interest Member is entitled to an incentive payment that equates to a percentage of Core Operating Profit. Core Operating Profit is equal to operating income, plus the Company’s share of other revenue, less tax and interest expense, economic depreciation (as defined in the Operating Company LLC agreement), the Administration Fee, the Management Fee, and subject to various other adjustments as described in the Operating Company LLC agreement. The payment is subject to the achievement of certain hurdles. Until twelve calendar quarters have lapsed from the initial investor contribution funding date, these hurdles are calculated by reference to the period beginning April 2, 2018, and ending as of December 31, 2021. As the incentive payments are earned, the Company allocates the amount earned to the Special Interest Member and any associated payments are recorded as distributions in non-controlling interests. To the extent the Special Interest Member earns an incentive allocation and the related amounts have been paid to the Special Interest Member, it will not be required to return that amount to the Company even if the Core Operating Profit in future periods is insufficient to have

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

GOLDMAN SACHS RENEWABLE POWER LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(all numbers in thousands) (continued)

achieved the aggregate hurdle in such future periods. During the years ended December 31, 2021, 2020 and 2019, the Special Interest Member earned incentive allocations of $7,553, $6,081 and $5,565, respectively. As of December 31, 2021, and 2020, unpaid incentive allocations earned by the Special Interest Member were $0 and $5,659, respectively.

GS&Co Employees

Certain GS&Co employees have ownership interest in the Company. As of December 31, 2021, 2020 and 2019, total contributions and distributions were $0 and ($1,282), $6,042 and ($822), and $4,551 and ($501), respectively.

16. COMMITMENTS AND CONTINGENCIES:

Litigation

The Company may become involved in various legal proceedings and disputes in the ordinary course of business. The Company maintains insurance to mitigate any risk of future loss. Such matters are subject to many uncertainties and outcomes, the financial impacts of which are not predictable with assurance and that may not be known for extended periods of time. The Company records a liability in its consolidated financial statements for costs related to claims, settlements, and judgments where management has assessed that a loss is probable, and an amount can be reasonably estimated. The Company is not aware of any legal proceedings or disputes that will have a material impact on the consolidated financial statements.

Insurance

The Company maintains property insurance coverage for catastrophic losses such as hurricanes, earthquakes or floods. For such catastrophic losses, the Company may have higher deductibles or increased self-insurance risk if certain criteria are met, ultimately increasing the potential risk of loss.

Forward contracts

The Company has entered into various forward contracts for the delivery of SRECs. Its ability to deliver such SRECs in the future could be affected by interruptions in the productivity of certain solar energy facilities or changes to legislation associated with SRECs.

Guarantees

The Company has provided guarantees associated with the production of certain solar energy facilities, associated with various offtakers. To the extent that the associated solar energy facilities become temporarily or permanently nonoperational, the Company will be liable to compensate the offtaker for the difference between the actual production and the guaranteed production amount. Generation insurance may not fully cover the liability or the consequences of any business interruptions such as natural catastrophes or equipment failures. The occurrence of a significant adverse event not adequately covered by insurance could have a material adverse effect on the Company’s business, results or operations, financial condition, and prospects.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

GOLDMAN SACHS RENEWABLE POWER LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2021, 2020 AND 2019

(all numbers in thousands) (continued)

The Company has entered into or acquired various contracts which indemnify tax-equity partners in joint-ventures for any reduction in the amount of tax credits or tax allocations that they expect to receive. Should the Company not be able to meet such expectations, it will be liable to compensate the tax-equity investors in an amount equal to the value of the benefit that was not conveyed.

17. SUBSEQUENT EVENTS:

On January 15, 2022, the Company paid a distribution to the Members of $20,847.

On February 14, 2022, the Company amended the Revolving Credit Agreement to extend the maturity date until February 17, 2023 as well as revising the interest rate to secured overnight financing rate (SOFR) + 2.00% and applicable margin.

On March 25, 2022, the Company declared a distribution to the Members of $20,394.

During the period of January 1, 2022 to April 13, 2022, subsidiaries of the Company paid, in aggregate, $3,795 in connection with the exercise of purchase options on lease agreements.

During the period of January 1, 2022 to April 13, 2022, the Company made draws on the Subscription Facility and Financing Agreement in the amounts of $106,000 and $22,600, respectively.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Prospectus

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by us or on behalf of us or the information which we have referred you. Neither we nor the underwriters have authorized anyone to provide you with information different from that contained in this prospectus and any free writing prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

This prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond our control. Please see “Risk Factors” and “Cautionary Language Regarding Forward-Looking Statements.”

Through and including                     , 2022 (the 25th day after the date of this prospectus), all dealers effecting transactions in our shares, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

             Shares

MN8 Energy, Inc.

Common Stock

Book-Running Managers

Goldman Sachs & Co. LLC

BofA Securities

J.P. Morgan

HSBC

Wells Fargo Securities

Jefferies

Wolfe | Nomura Alliance

Co-Managers

Cowen

KeyBanc Capital Markets

CIBC Capital Markets

PNC Capital Markets LLC

Through and including                     , 2022 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth an itemized statement of the amounts of all expenses (excluding underwriting discounts and commissions) payable by us in connection with the registration of the common stock offered hereby. With the exception of the SEC registration fee, FINRA filing fee and NYSE listing fee, the amounts set forth below are estimates.

SEC registration fee		*
FINRA filing fee		*
listing fee		*
Accountants’ fees and expenses		*
Legal fees and expenses		*
Printing and engraving expenses		*
Transfer agent and registrar fees		*
Miscellaneous		*

Total	$	*

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers

Our bylaws will provide that a director will not be liable to the corporation or its stockholders for monetary damages to the fullest extent permitted by the DGCL. In addition, if the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the corporation, in addition to the limitation on personal liability provided for in our certificate of incorporation, will be limited to the fullest extent permitted by the amended DGCL. Our bylaws will provide that the corporation will indemnify, and advance expenses to, any officer or director to the fullest extent authorized by the DGCL.

Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement in connection with specified actions, suits and proceedings whether civil, criminal, administrative, or investigative, other than a derivative action by or in the right of the corporation, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification extends only to expenses, including attorneys’ fees, incurred in connection with the defense or settlement of such action and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s certificate of incorporation, bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

Our bylaws will also contain indemnification rights for our directors and our officers. Specifically, our bylaws will provide that we shall indemnify our officers and directors to the fullest extent authorized by the DGCL. Further, we may maintain insurance on behalf of our officers and directors against expense, liability or loss asserted incurred by them in their capacities as officers and directors.

We have obtained directors’ and officers’ insurance to cover our directors, officers and some of our employees for certain liabilities.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

We will enter into written indemnification agreements with our directors and executive officers. Under these proposed agreements, if an officer or director makes a claim of indemnification to us, either a majority of the independent directors or independent legal counsel selected by the independent directors must review the relevant facts and make a determination whether the officer or director has met the standards of conduct under Delaware law that would permit (under Delaware law) and require (under the indemnification agreement) us to indemnify the officer or director.

The underwriting agreement provides for indemnification by the underwriters of us and our officers and directors, and by us of the underwriters, for certain liabilities arising under the Securities Act or otherwise in connection with this offering.

Item 15. Recent Sales of Unregistered Securities

Pursuant to the Merger and the Special Interest Exchange that will be completed prior to the closing of this offering, as described in further detail under “Internalization Transaction and Corporate Reorganization,” we will issue shares of common stock to the holders of then-outstanding limited liability company interests of MN8 Energy LLC and to the Special Interest Member. Such issuances will not involve any underwriters, underwriting discounts or commissions or a public offering, and we believe that such issuance will be exempt from registration requirements pursuant to Section 4(a)(2) of the Securities Act.

Item 16. Exhibits and Financial Statement Schedules

Exhibit Number	Description

*1.1	Form of Underwriting Agreement

*3.1	Form of Amended and Restated Certificate of Incorporation of MN8 Energy, Inc.

*3.2	Form of Amended and Restated Bylaws of MN8 Energy, Inc.

*4.1	Form of Common Stock Certificate

**4.2	Form of Registration Rights Agreement

#4.3	Note Purchase Agreement, dated as of January 30, 2020, by and among GSRP Portfolio I LLC, GSRP Portfolio I HoldCo LLC, as holdings, the guarantors and purchasers named therein, MUFG Union Bank, N.A., as first lien collateral agent and MUFG Union Bank, N.A., as notes agent

#4.4	Note Purchase Agreement, dated as of October 1, 2021, by and among GSRP Portfolio II LLC, GSRP Portfolio II HoldCo LLC, as holdings, the guarantors and purchasers named therein and MUFG Union Bank, N.A., as first lien collateral agent, MUFG Bank, Ltd. as intercreditor agent and MUFG Union Bank, N.A., as notes agent

#4.5	Note Purchase Agreement, dated as of December 28, 2021, by and among GSRP Stanton LLC, GSRP Portfolio III HoldCo LLC, as holdings, the purchasers named therein and the Bank of New York Mellon, as collateral agent, intercreditor agent and notes agent

**5.1	Form of Opinion of Vinson & Elkins L.L.P. as to the legality of the securities being registered

#10.1	Revolving Credit Agreement, dated as of February 22, 2018, by and among Goldman Sachs Renewable Power Operating Company LLC, as borrower, Goldman Sachs Renewable Power LLC, as guarantor, HSBC Bank USA as administrative agent, letter of credit issuer and a lender and the other lenders a party thereto

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Exhibit Number	Description

#10.2	First Amendment to Revolving Credit Agreement, dated as of October 30, 2018, by and among Goldman Sachs Renewable Power Operating Company LLC, as borrower, Goldman Sachs Renewable Power LLC, as guarantor, HSBC Bank USA as administrative agent, letter of credit issuer and a lender and the lenders party thereto

#10.3	Second Amendment to Revolving Credit Agreement, dated as of November 28, 2018, by and among Goldman Sachs Renewable Power Operating Company LLC, as borrower, Goldman Sachs Renewable Power LLC, as guarantor, HSBC Bank USA as administrative agent, letter of credit issuer and a lender and the lenders party thereto

#10.4	Third Amendment to Revolving Credit Agreement, dated as of February 15, 2019, by and among Goldman Sachs Renewable Power Operating Company LLC, as borrower, Goldman Sachs Renewable Power LLC, as guarantor, HSBC Bank USA as administrative agent, letter of credit issuer and a lender and the lenders party thereto

#10.5	Fourth Amendment to Revolving Credit Agreement, dated as of March 28, 2019, by and among Goldman Sachs Renewable Power Operating Company LLC, as borrower, Goldman Sachs Renewable Power LLC, as guarantor, HSBC Bank USA as administrative agent, letter of credit issuer and a lender and the lenders party thereto

#10.6	Fifth Amendment to Revolving Credit Agreement, dated as of August 14, 2020, by and among Goldman Sachs Renewable Power Operating Company LLC, as borrower, Goldman Sachs Renewable Power LLC, as guarantor, HSBC Bank USA as administrative agent, letter of credit issuer and a lender and the lenders party thereto

#10.7	Sixth Amendment to Revolving Credit Agreement, dated as of February 17, 2021, by and among Goldman Sachs Renewable Power Operating Company LLC, as borrower, Goldman Sachs Renewable Power LLC, as guarantor, HSBC Bank USA as administrative agent, letter of credit issuer and a lender and the lenders party thereto

#10.8	Credit Agreement, dated as of February 23, 2021, by and among GSRP Warehouse I LLC, as borrower, MUFG Bank, Ltd., as administrative agent, MUFG Union Bank, N.A. as collateral agent and the other lenders party thereto

**10.9	Form of Indemnification Agreement

*10.10	Form of Long-term Incentive Plan

**10.11	Second Amended and Restated Limited Liability Company Agreement of MN8 Energy Operating Company LLC

**10.12	Internalization Agreement by and among MN8 Energy, Inc., Goldman Sachs Renewable Power Operating Company LLC, Goldman Sachs Renewable Power LLC, Goldman Sachs Asset Management, L.P., and GSAM Holdings II LLC, dated May 18, 2022

**10.13	Transition Services Agreement by and among Goldman Sachs Asset Management, L.P., MN8 Energy LLC, MN8 Energy, Inc., and MN8 Energy Operating Company LLC

**10.14	Letter Agreement by and between MN8 Energy LLC and the Regents of the University of California, dated as of July 6, 2022

*10.15	Form of Revolving Credit Agreement

**21.1	List of subsidiaries

*23.1	Consent of PricewaterhouseCoopers LLP

*23.2	Consent of PricewaterhouseCoopers LLP

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

Exhibit Number	Description

**23.3	Consent of Vinson & Elkins L.L.P. (included as part of Exhibit 5.1 hereto)

*24.1	Power of Attorney (included on the signature page of this Registration Statement)

*99.1	Consent of Lorie Buckingham

*99.2	Consent of David L. Gadis

*99.3	Consent of J. William Holden, III

*99.4	Consent of Fiona Macdonald

*99.5	Consent of Kathleen McGinty

*99.6	Consent of Brendan McGovern

*107	Filing Fee Table

*	To be filed by amendment.
**	Filed herewith.
#	Previously filed

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

CONFIDENTIAL TREATMENT REQUESTED

PURSUANT TO 17 C.F.R. SECTION 200.83

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on             , 2022.

MN8 Energy, Inc.

By:
Name:	Jon Yoder
Title:	President and CEO

Each person whose signature appears below appoints Jon Yoder and David Callen, and each of them, any of whom may act without the joinder of the other, as his or her true and lawful attorneys in fact and agents, with full power of substitution and resubstitution, for him or her and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post effective amendments) to this Registration Statement and any Registration Statement (including any amendment thereto) for this offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys in fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or would do in person, hereby ratifying and confirming all that said attorneys in fact and agents or any of them or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and the dates indicated.

Name	Title	Date

Jon Yoder	President and CEO (Principal Executive Officer and Director)	, 2022

Timothy J. Leach	Director	, 2022